
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Musicow US Vol. 1 LLC

Legal status of Issuer:

      Form:

      Series LLC

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      August 2, 2024

Physical Address of Issuer:

345 N Maple Dr. Suite 210, Beverly Hills, CA 90210

Website of Issuer:

https://www.musicow.io

Is there a co-issuer? ___ *yes* _X_ *no.*

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the amount determined pursuant to the following schedule: (1) five percent (5%) of any amounts raised up to $500,000.00 in the Offering, (2) four percent (4%) of any amounts raised exceeding $500,000.01 but not exceeding $1,000,000.00 in the Offering, and (3) three percent (3%) of any amounts raised exceeding $1,000,000.00 in the Offering. The Issuer has paid the Intermediary a non-refundable fee of seven thousand five hundred dollars ($7,500.00) related to certain onboarding expenses.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Royalty Shares

Target Number of Securities to be Offered:

4,000

Price (or Method for Determining Price):

$50.00

Target Offering Amount:

$200,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☑ First-come, first-served basis
- ☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$2,000,000

Deadline to reach the Target Offering Amount:

July 13, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

We have no full-time employees and no part-time employees. The Company is managed by our Manager, and each series is managed by one or more series managers of each series. Paul Baik is the initial series manager of each series.

All of our day-to-day operations are administered by our Manager. See the section entitled "*Managers, Officers, and Key Persons*" for additional information.

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)*
Total Assets	$11,966	$37,220
Cash & Cash Equivalents	$3,566	$0
Accounts Receivable	$200	$0
Short-term Debt	$97,937	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$800	$0
Net Income/(Loss)	($133,816)	($9,980)

*The consolidated financial statements include the accounts of the Issuer and Musicow US Vol. 1 LLC – Series 00001 – Mr. Know It All, Musicow US Vol. 1 LLC – Series 00002 – Should've Seen This Coming, and Musicow US Vol. 1 LLC – Series 00003 – Western Feels. The Issuer was formed on August 2, 2024. Accordingly, the financial statements include information for (i) the period from inception (August 2, 2024) to December 31, 2024 and (ii) the fiscal year ended December 31, 2025.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

MUSICOW US VOL. 1 LLC

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES,

INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

Musicow US Vol. 1 LLC, a Delaware series limited liability company ("**we**," "**us**," "**our**," "**Issuer**," or the "**Company**"), is offering a minimum amount of $200,000 (the "**Target Offering Amount**") and up to a maximum amount of $2,000,000 (the "**Maximum Offering Amount**") of Royalty Shares (the "**Securities**") on a best efforts basis as described in this Form C. We may collectively refer to the offerings of Securities in this Form C as the "**Offerings**" and each, individually, as an "**Offering**." The Minimum Individual Purchase Amount is $50 and the Maximum Individual Purchase Amount is $500,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by July 13, 2026 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary** (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms the Instrument (attached as <u>Exhibit B</u>), Custody Agreement (attached as <u>Exhibit C</u>), and Omnibus Nominee Trust Agreement (attached as <u>Exhibit D</u>). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with BitGo Bank & Trust, National Association, who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as <u>Exhibit D</u>.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/musicow (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the **"Initial Closing"**), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a **"Subsequent Closing"**) before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the information set forth in the section titled "*Description of Royalty Shares*".

DESCRIPTION OF THE ASSETS AND ROYALTY STREAMS UNDERLYING THE ROYALTY SHARES

Sources of Royalties

In the music industry, third-party entities are often involved in exploiting songs and collecting royalties for artists, writers, and other rights holders. With respect to a recording of a musical composition (a "**Recording**"), recording artists may enter into a transaction with a record label, label services company, or distributor to exploit and collect their royalties. Typically, these third parties are tasked with exploiting and/or licensing songs across a variety of platforms, partners, and uses. The rights associated with a Recording generally accrue royalties from various income interest sources, including:

- *Sales*: These royalties are generally paid to record labels from the sale of records in all formats (physical, downloads, and streams).
- *Synchronization fees*: These negotiated fees are earned when a Recording is synchronized with visual media, such as movies, TV shows, commercials, and video games and rights holders are paid for the use of their music in these visual productions.
- *Neighboring rights and digital performance royalties*: These royalties are generated by terrestrial radio, television, and venue exploitations outside of the United States or by exploitations on digital and satellite radio in the United States, such as Pandora, Sirius, and iHeartRadio when they collect similar "digital performance royalties." These royalties are public performance royalties paid to the owner of the Recording of the song performed and/or the performer of the Recording.
- *Other*: In addition to the categories described above, other royalties, fees and income may be generated in connection with the use of a Recording, including income generated by social media.
- *Remix*: Some Recordings include rights associated with related remixed versions of such Recording. The rights associated with remixes generally accrue royalties from the various income interest sources described above in this list.
- *Royalty Participants*: Some Recordings include royalties that are paid to parties other than a record label, including producers, artists, engineers, and other key stakeholders. These royalties accrue from the various income interest sources described above in this list.

MUSICOW US VOL. 1 LLC – Series 00004 – Something Special

Description of Featured Artist Agreements Entered Into

On January 1, 2026, Musicow IP entered into a Featured Artist Agreement (the "**Artist Agreement**") with Right Hand Music Group, LLC ("**Lender**") f/s/o Khalid Robinson professionally known as "Khalid" (the "**Featured Artist**") pursuant to which Musicow IP agreed to pay a recoupable advance and future royalties in exchange for one master recording embodying the Featured Artist's featured performance of the song 'Something Special' (the "**Master**"). The Master features the recorded performances of the Featured Artist and the recording artist Hyo-Seop Ahn ("**Artist**") and is intended for possible inclusion on Musicow IP's EP release entitled "Fandom" (the "**Release**"). The Release is subject to a distribution agreement with Roc Nation Distribution (the "**Distributor**") dated August 12, 2025, as amended (the "**Distribution Agreement**").

Under the Artist Agreement, the Featured Artist will render vocal performance services on the Master ("**Vocal Performance**"), and will perform in one music video embodying the Master (the "**Music Video**"), in consideration of a fee of Twenty-Five Thousand Dollars ($25,000) ("**Music Video Appearance Fee**"), which is inclusive of all costs and expenses associated with the Featured Artist's performance in the Music Video. The Featured Artist will also promote the Release through a minimum of one collaborative social media post across the Featured Artist's official platforms, with mutually approved content, and will participate in reasonable press and cross-promotion opportunities acknowledging Musicow IP as an official collaborator.

In consideration for the rights granted, Musicow IP will pay the Lender a recoupable advance of One Hundred Thousand Dollars ($100,000) (the "**Advance**"), payable (i) as to Eighty Thousand Dollars ($80,000), upon the later of execution of the Artist Agreement and completion and receipt of the Vocal Performance and stems, and (ii) as to the balance of Twenty Thousand Dollars ($20,000), upon the later of the Featured Artist appearing on the day of the Music Video shoot and delivery and acceptance of the Master by Musicow IP.

In connection with the exploitation of the Master, Musicow IP will pay, or will cause the Distributor to pay, the Lender a royalty equal to fifty percent (50%) of the Net Artist Royalty ("**Featured Artist's Royalty**"). The "**Net Artist Royalty**" means the gross "all-in" royalty payable in connection with all exploitations of the Master, deemed to be eighteen percent (18%), less the royalty payable to all third-party producers, mixers and other retroactive third-party

royalty participants (other than the Artist) rendering services with respect to the Master. The Featured Artist's Royalty will be payable prospectively after Musicow IP recoups the recording costs incurred in connection with the Master and is subject to the Distributor's recoupment of the Advance, with the Advance recouped only once.

With respect to so-called "**Direct Monies**" received directly from third parties other than the Distributor, such as SoundExchange, that are solely and directly attributable to the Master, the Lender or the Featured Artist will be entitled to collect directly fifty percent (50%) of such Direct Monies attributable to the Featured Artist's Vocal Performance, reduced in the case of SoundExchange by any applicable SoundExchange letter of direction (a "**SoundExchange LOD**").

All results and proceeds of the services of the Lender and the Featured Artist, including the Master but excluding the underlying composition (to the extent of the Featured Artist's interest therein), will be deemed works-made-for-hire for Musicow IP within the meaning of the Copyright Act of 1976 and, to the extent not so qualifying, will be assigned to Musicow IP. The Lender and the Featured Artist grant Musicow IP the universe-wide right in perpetuity to exploit the Master in all media now known or hereafter developed, together with the right to use the Featured Artist's professional name, approved likeness and approved biographical material in connection with the Master, subject to specified consent and approval rights set forth in the Artist Agreement.

Description of Royalty Assignment Agreement

On June 5, 2026, the Company entered into a Royalty Assignment Agreement, attached hereto as <u>Exhibit G</u> (the "**Royalty Assignment Agreement**") with Musicow IP and Musicow Asset, pursuant to which Musicow IP agreed to assign to the Company the Royalty Stream attributable to the Master (as defined above). Musicow IP owns a fifty percent (50%) interest in and to the copyrights to the Master. Under such agreement, Musicow IP engaged Musicow Asset and the Company to monetize Musicow IP's interest in and to the Master. As used herein, "**Royalty Stream**" means, with respect to the Master without limitation, any streaming, synchronization, and performance income from SoundExchange or any and all neighboring rights income.

Under the Royalty Assignment Agreement, Musicow IP assigned to the Company all of the Royalty Stream, less a ten percent (10%) administration fee (the "**Administration Fee**"). Exhibit A to the Royalty Assignment Agreement provides that twenty-five percent (25%) of the Royalty Stream will be transferred to the Company to be fractionalized into fractional interests (the "**Royalty Shares**") and later offered to be sold to the Investors in this Offering.

Musicow Asset, at its sole expense, will perform a valuation of the Royalty Stream and may engage a third-party music valuation expert to perform an independent valuation. If the valuations differ, the greater valuation will prevail. The valuation, if accepted by Musicow IP, will constitute the fair market value of the Royalty Stream (the "**Fair Market Value**"), and if the valuation is rejected, the Royalty Assignment Agreement will terminate. As of the date of this Form C, the valuation has been completed and accepted by Musicow IP.

To the extent any of the Royalty Shares are not sold by the Offering Deadline (as defined herein), the Company shall transfer the unsold Royalty Shares to Musicow IP; *provided, however*, in the alternative, the Company may retain such Royalty Shares, paying Musicow IP all income, royalties and other monies attributable to the Royalty Shares ("**Income**") so retained during and with respect to the Royalty Share retention period, reoffer the Royalty Shares at any time during the Offering period.

The Company will pay to Musicow IP the Fair Market Value plus twenty five percent (25%) of the net amounts ("**Net Proceeds**") received by the Company as partial consideration for the assignment by Musicow IP of the Royalty Streams. Net Proceeds means the aggregate gross proceeds of the Offering in excess of the Fair Market Value (which will equal a premium of up to thirty percent (30%) over the Fair Market Value) less: (i) Musicow Asset's fee for general and administrative services rendered to the Company in connection with the Offering, equal to five percent (5%) of the Fair Market Value; and (ii) the Intermediary's commission and fees with respect to the Offering.

Following the Offering Deadline, Musicow IP will administer and distribute the Income, less the Administration Fee, to the Company on a quarterly basis, no later than forty-five (45) days following the end of the preceding calendar quarter, after which the Company will administer and distribute such Income to the Investors as described under the section titled "*Distributions*".

DESCRIPTION OF ROYALTY SHARES

General

The Company has been formed to facilitate investment in, and to manage investors' economic exposure to, the Company's contractual rights to receive the Royalty Streams attributable to the Master. The Royalty Streams consist of the streaming, synchronization, performance, and other neighboring rights royalties, fees and other income derived from the Master, as more particularly described in this Form C.

Musicow IP acquires the Master and the associated Royalty Streams under the Artist Agreement, pursuant to which Musicow IP pays Advances and royalties in exchange for the Master and the right to exploit the same. In connection therewith, Musicow IP will then enter into the Royalty Assignment Agreement with the Company and Musicow Asset, pursuant to which Musicow IP will assign to the Company the Royalty Streams attributable to the Master.

Musicow IP owns a fifty percent (50%) interest in the copyrights to the Master. The Royalty Stream consists of one hundred percent (100%) of Musicow IP's right, title and interest in and to the Income attributable to the Master, and does not include the interests of any other rightsholder. Under the Royalty Assignment Agreement, Musicow IP agreed to assign the Royalty Stream to the Company, less the Administration Fee, and Exhibit A to such agreement provides that twenty-five percent (25%) of the Royalty Stream will be transferred to the Company for fractionalization into the Royalty Shares.

The Royalty Shares offered in this Offering represent, in the aggregate, up to twenty-five percent (25%) of the Royalty Stream attributable to the Master. A fully subscribed Offering at the Maximum Offering Amount of $2,000,000 would result in Investors acquiring, in the aggregate, the entire twenty-five percent (25%) interest in the Royalty Stream. If the Offering raises less than the Maximum Offering Amount, the aggregate percentage of the Royalty Stream acquired by Investors will be reduced pro rata based on the amount actually raised. For example, if the Offering raises only the Target Offering Amount of $200,000, Investors will acquire, in the aggregate, two and one-half percent (2.5%) of the Royalty Stream. Investors who hold Royalty Shares will be entitled to receive certain Distributions (as defined below) calculated based on the number of such Royalty Shares that an investor holds compared to the total outstanding number of such Royalty Shares (payment of such pro rata portion, the "**Royalty Share Payments**").

Description of Limited Rights

The Royalty Shares do not represent a traditional investment and should not be viewed as similar to "shares" of a corporation operating a business enterprise with management and a board of directors. A holder of Royalty Shares will not have the statutory rights normally associated with the ownership of shares of a corporation or membership interests in a limited liability company. The Royalty Shares do not entitle their holders to any conversion or pre-emptive rights, any redemption rights or, except as discussed below, rights to distributions. In addition, the Royalty Shares do not entitle holders to any copyrights or administration and/or distribution rights (other than the Distributions described herein) in and to the Master, or any other related intellectual property or physical goods (such as albums, album artwork and other merchandise).

Voting and Approvals

Royalty Shares do not confer any voting rights on the holders thereof. Purchasing Royalty Shares does not confer upon the Investor any ownership interest in the Company, in Musicow IP or in the Master, the underlying copyright or the musical composition to which the Royalty Stream relates.

Expected Rate of Return

There is no expected or projected rate of return for the Royalty Shares because of the variable nature of the Royalty Streams.

Royalty Share Payments & Distributions

For the avoidance of doubt, the Company agrees that Musicow IP will have the right to collect and receive all Income less the Administration Fee paid to Musicow IP. Following the Offering Deadline, Musicow IP will administer and distribute the Income to the Company on a quarterly basis, no later than forty-five (45) days following the end of the preceding calendar quarter, after which the Company will administer and distribute such Income to the Custodian for the benefit of the Investors. Within such forty-five (45) day period, the Company will declare (a) the amount of distributions payable per Royalty Share on the next designated payment date, and (b) a record date and payment date

for such distributions ("**Distributions**"). Following the Offering Deadline, there could be a delay of approximately six (6) months before Company receives the Income associated with the Royalty Streams, depending on a multitude of factors, including royalty provider distribution timelines and registration deadlines, as well as song activity, among other things.

Statements for the Income will be processed via internal accounting together with royalty processing software in order to determine the Distributions and corresponding Royalty Share Payments. The Company's transfer agent will provide the Custodian with the applicable holdings of Royalty Shares of each Investor and the Custodian will then effectuate the Royalty Share Payments accordingly. The Administration Fee is expected to reduce the Income and will be deducted before it is transferred to the custodial account. Prior to the distribution of the Royalty Share Payments to the Investors in accordance with the process described above, the Company will hold such funds first in a bank account held by Musicow IP, and after deducting the Administration Fee, in the custodial account held at the Custodian.

Term of the Royalty Shares

The term of the Royalty Shares will be consistent with the term of the corresponding Royalty Streams of the underlying Artist Agreement and Royalty Assignment Agreement. Terms can be as long as the life of copyright. For more information on specific Royalty Shares, see "*Description of the Assets and Royalty Streams Underlying the Royalty Shares.*"

No Security Interest

The Royalty Shares will be unsecured obligations of the Company. In the event the Company fails or defaults, investors may not be able to recover Royalty Share Payments.

In the event of a bankruptcy or similar proceeding of the Company, the relative rights of the holder of the Royalty Shares as compared to the holders unsecured indebtedness of the Company are uncertain. If we were to become subject to a bankruptcy or similar proceeding, the holder of the Royalty Shares will have an unsecured claim against us that may or may not be limited in recovery to the corresponding Royalty Assignment Agreement.

Transfer Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an initial public offering; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

If a transfer, resale, assignment or distribution of the Security should occur prior, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign an Omnibus Nominee Trust Agreement (as defined in the Security).

Exclusive Jurisdiction

Although our Subscription Agreement generally provides for non-exclusive jurisdiction and venue in accordance with the laws of the State of Delaware, it also requires you to acknowledge that this non-exclusive jurisdiction and venue selection provision does not apply to claims arising under the Securities Act and the Exchange Act. For this reason, all claims arising under the Securities Act and the Exchange Act may be required to be brought in federal court. There is uncertainty as to whether a court would enforce this aspect of the Subscription Agreement if a party were to

otherwise seek redress under the federal securities laws in a state court. We expect to assert vigorously the validity and enforceability of federal securities laws and other claims for which federal courts may have exclusive jurisdiction and venue in the federal district courts of the United States. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance as to how the provision will be interpreted by a court in those other jurisdictions.

This choice of forum provision may limit a holder of Royalty Shares' ability to bring a Securities Act or Exchange Act claim in a state forum that it finds favorable for disputes with us or our Manager, officers, or other employees. If a court were to find this provision in our Subscription Agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our financial condition. By agreeing to the Subscription Agreement, you will not be deemed to have waived the Company's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, Section 27 of the Exchange Act would likely require suits to enforce any duty or liability created by the Exchange Act to be brought in federal court. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder.

Waiver of Right to Trial by Jury and Mandatory Arbitration

By purchasing Royalty Shares in this Offering, investors agree to be bound by the arbitration provisions contained in our Subscription Agreement which provide that arbitration is the exclusive means for resolving disputes relating to or arising under the Subscription Agreement and efforts to enforce, interpret or construe such agreement. In addition, by signing the Subscription Agreement, you waive your rights to a jury trial in any such dispute. The arbitration provisions and the waiver of rights to a jury trial in disputes subject to arbitration apply to claims under the U.S. federal securities laws and to all claims that are related to the Company and the Royalty Shares. Arbitration awards are generally final and binding. A party's ability to have a court reverse or modify an arbitration award is very limited. Further, any claims arising out of the Subscription Agreement must be brought in the parties' individual capacity, and not as a plaintiff or class member in any purported class action, collective action, private attorney general action, or other representative proceeding, or class arbitration. An arbitrator may not consolidate more than one individual's claims arising out of the Subscription Agreement. Purchasers of Royalty Shares in a secondary transaction would also be subject to the same arbitration provisions and jury waiver that are currently in our Subscription Agreement. In addition, such arbitration provisions limit the ability of investors to bring class action lawsuits or similarly seek remedies on a class basis for claims subject to the provisions. If invoked, the arbitration is required to be conducted in the State of Delaware in accordance with Delaware law. These restrictions on the ability to bring a class action lawsuit and the waiver of a jury trial may result in increased costs and/or reduced remedies to individual investors who wish to pursue claims against the Company. Claims by which a jury trial is waived could include claims made under the federal securities laws.

We believe that the arbitration provision in the Subscription Agreement is enforceable under federal law, the laws of the State of Delaware, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and, to the extent that one or more of the provisions in our Subscription Agreement with respect to arbitration or otherwise requiring you to waive certain rights, were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISION, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as Exhibit D), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and

otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated liquidation preference.


COMMISSION AND FEES


Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the amount determined pursuant to the following schedule: (1) five percent (5%) of any amounts raised up to $500,000.00 in the Offering, (2) four percent (4%) of any amounts raised exceeding $500,000.01 but not exceeding $1,000,000.00 in the Offering, and (3) three percent (3%) of any amounts raised exceeding $1,000,000.00 in the Offering. The Issuer has paid the Intermediary a non-refundable fee of seven thousand five hundred dollars ($7,500.00) related to certain onboarding expenses.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one percent (1%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

SUMMARY OF OUR OPERATING AGREEMENT

We are governed by an agreement titled the "Limited Liability Company Operating Agreement" of Musicow US Vol. 1 LLC dated February 25, 2025 (as amended from time to time, the "**Operating Agreement**"). As of the date of this filing, Musicow Asset, the Company's Manager and Administrator, holds a Class A Unit of each series of the Company, and 100% of the beneficial ownership of the Company's membership interests is held by the Manager and Administrator. A copy of our Operating Agreement is attached hereto as Exhibit F. The following summarizes some of the key provisions of the Operating Agreement. This summary is qualified in its entirety by our Operating Agreement itself. Capitalized terms used but not otherwise defined in this Form C shall have the meanings ascribed to such terms in the Operating Agreement.

Organization and Duration

We were formed on August 2, 2024, as a Delaware series limited liability company as set forth in Section 18-215 of the Delaware Limited Liability Company Act. We will remain in existence until dissolved in accordance with our Operating Agreement.

Purpose and Powers

The Company and each of its series are organized to undertake activities as determined by the Company Manager. These activities must be in accordance with the terms and conditions of the Operating Agreement, the Delaware Act, and other applicable laws. The Company is specifically organized to form various series, each of which will hold and manage distinct assets identified in their series designation. This structure allows for different series within the Company to engage in various activities related to their designated assets.

The Company and each series have the power and authority to exercise all powers and privileges granted by the Delaware Act, other applicable laws, and the Operating Agreement itself. This includes powers that are necessary or convenient for conducting, promoting, or achieving the business purposes or activities of the Company or any of its series.

Manager and Series Managers

The Company is a manager-managed limited liability company; Musicow Asset US LLC, a Delaware limited liability company (the "**Manager**" or "**Musicow Asset**"), in its capacity as the sole member and Manager of the Company and pursuant to the Operating Agreement, is responsible for managing and performing the various administrative functions necessary for our day-to-day operations, including managing relationships with vendors and third-party service providers, and overall management. See the section titled "*Managers, Officers, and Key Persons*" for more information.

Compensation to be paid to Manager

The Manager will receive an administrative fee for the Manager's support equal to 5% of the Fair Market Value. This is a one-time fee for each series that will be paid at the time of closing of the applicable series offering.

Classes of Ownership

The Company can issue an unlimited number of membership interests for each Series, known as Units, as long as they follow this agreement and Delaware law. Each member who holds Units in a Series is considered a member of both that Series and the Company. Each Series has two types of Units:

- *Class A Units*: Only one Class A Unit is issued per Series, which has specific rights and preferences and which will be held by the Manager. The Class A Member of each series has the authority to remove or replace its series managers.
- *Additional Class Units*: The Company may elect to create an additional class of membership interests in any series other than the Class A Units, at any time by amendment of the Certificate of Registered Series of the applicable series, and to set the name, rights and preferences thereof (each, an "**Additional Class Unit**", or together the "**Additional Class Units**") and together with the Class A Units, as to each series, the "**Units**" of such series).

The Units represent an interest only in the specific Series they're tied to, and there's no cap on how many Units can be issued. The Class A Unit represents 100% of the initial ownership interest until any other classes of Units are

established and issued. When a new Series is formed, the Initial Member (the first member of the Series) receives one Class A Unit in exchange for a $100 capital contribution. The Series Manager(s) can schedule closings to issue Additional Class Units and admit new members to the Series. Members purchasing Additional Class Units contribute toward acquiring assets for the Series.

Voting and Approvals

Each Voting Unit of a Series holds one vote for matters that need either general Company approval or specific approval from members of that Series. When Company-wide issues arise, all Voting Units across Series vote together as a single class, while for Series-specific matters, only Voting Units within the relevant Series participate, also voting as a single class.

Additional Class Units will lack voting rights unless required by the Delaware Act. If voting rights are provided, each Additional Class Unit will gain one vote solely for the specific issue, turning the Additional Class Units into "Voting Units" for that matter alone.

In determining actions for the overall Company, each Voting Member's votes correspond to the number of Voting Units they hold. For Company-wide decisions that require a vote, approval from a majority of Voting Units is typically needed, with some cases also requiring consent from the Company Manager. For actions within individual Series, Voting Members of that Series vote based on the Voting Units they hold within it. Approval requires a majority of these Voting Units, sometimes with further consent from the Series Manager or Managers or Company Manager, as specified in the Company's Operating Agreement.

The Royalty Shares do not have any voting rights, and do not represent any ownership interest in the Company, or any series. The purchase of Royalty Shares is an investment only related to the monies flowing from that particular Royalty Stream related to the Master and does not create any rights to payments from any other Royalty Stream or master recording.

Distributions

See the section titled "*Description of Royalty Shares*".

Limited Liability

The liability of each member of our Company shall be limited as provided in the Delaware Limited Liability Company Act and as set forth in the Company's Operating Agreement. No member of our Company shall be obligated to restore by way of capital contribution or otherwise any deficits in its capital account (if such deficits occur).

The Delaware Limited Liability Company Act provides that a member of a Delaware limited liability company who receives a distribution from such company and knew at the time of the distribution that the distribution was in violation of the Delaware Limited Liability Company Act shall be liable to the Company for the distribution for three years. Under the Delaware Limited Liability Company Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the Company, other than liabilities to members on account of their Units of a series and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the Company. The fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the Company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Delaware Limited Liability Company Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the Company, except the assignee is not obligated for liabilities unknown to him at the time the assignee became a member and that could not be ascertained from the Operating Agreement.

Exculpation and Indemnification of the Manager and Others

Subject to certain limitations, our Operating Agreement limits the liability of the Manager and each member of Managers of a series and its affiliates, the Administrator and its affiliates, any member of the Company and officer of the Company, and any person who serves on behalf of the Company or any series as an officer, partner, member, stockholder or employee of such person (referred to together as the "**Protected Persons**" or in the singular as the "**Protected Person**").

Exculpation

No Protected Person shall be liable to us or, the Manager, the Administrator or any other member of our Company for any action taken or omitted to be taken by it or by other person with respect to us, including any negligent act or failure to act, except in the case of a liability resulting from such Protected Person's own actual fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duty, reckless disregard of duty or any intentional and material breach of our Operating Agreement or conduct that is subject of a criminal proceeding (where such Protected Person has reasonable cause to believe that such conduct was unlawful). With the prior consent of the Managers of a series, any Protected Person may consult with legal counsel and accountants with respect to our affairs (including interpretations of our Operating Agreement) and shall be fully protected and justified in any action or inaction which is taken or omitted in good faith, in reliance upon and in accordance with the opinion or advice of such counsel or accountants. In determining whether a Protected Person acted with the requisite degree of care, such Protected Person shall be entitled to rely on written or oral reports, opinions, certificates and other statements of the members of the Managers, officers, employees, consultants, attorneys, accountants and professional advisors of our Company selected with reasonable care; provided, that no such Protected Person may rely upon such statements if it believed that such statements were materially false.

Indemnification

To the fullest extent permitted by law, we will indemnify, hold harmless, protect and defend each Protected Person who was or is a party or is threatened to be made a party, to any threatened, pending or contemplated claim, demand, action, suit or proceeding, whether civil, criminal, administrative, legislative or investigative (a "**Proceeding**") against any expenses, losses, claims, judgments, fines, demands, costs, damages or liabilities, including actual legal fees, costs and expenses incurred in investigating or defending against any such losses, claims, damages or liabilities or in enforcing a Protected Person's right to indemnification under the Company's Operating Agreement, and any amounts expended in respect of settlements of any claims approved by the Manager, and other amounts of any nature whatsoever, known or unknown, liquidated or unliquidated, actually incurred by the Protected Person in connection with any Proceeding (collectively referred to herein as the "**Liabilities**"), to which any Protected Person may become subject:

(i) by reason of any act or omission or alleged act or omission (even if negligent) arising out of or in connection with the activities of our Company and/or a series; or

(ii) by reason of the fact that it is or was acting in connection with the activities of our Company and/or a series in any capacity or that it is or was serving at the request of our Company as a partner, shareholder, member, managers of the Company or the Administrator, the independent representative, officer, employee, or agent of any Person.

The termination of any Proceeding by judgment, order, settlement, conviction or pleas of nolo contendere or its equivalent shall not of itself create a presumption that the Protected Person did not act in good faith or did not act in a manner that the Protected Person reasonably believed to be in and not opposed to the best interest of the Company and or any Series and/or any other Protected Person, and with respect to any criminal proceeding, did not have reasonable cause to believe that such conduct was unlawful.

The Company and each series shall have the power to purchase and maintain insurance on behalf of any Protected Person to reimburse such Protected Person for expenses incurred by such Protected Person in any such capacity or arising out of such Protected Person's status as such, whether or not the Company or any Series would have the power to indemnify such Person against such liability.

Any indemnification provided under our Operating Agreement is limited thereunder to the extent of our assets only. Further, insofar as the foregoing provisions permit indemnification of Manager and the members, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Reimbursement of Expenses

The Administrator, on behalf of any series will reimburse (and/or advance to the extent reasonably required) each Protected Person for reasonable legal or other costs and expenses (as incurred) of such Protected Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Liabilities for which the Protected Person may be indemnified pursuant to our Operating Agreement and for all costs and expenses, including fees, expenses and disbursements of attorneys, reasonably incurred by such Protected Person in enforcing the indemnification provisions of our Operating Agreement; provided, that such Protected Person executes

a written undertaking to repay us for such reimbursed or advanced costs and expenses if it is finally judicially determined that such Protected Person is not entitled to the indemnification provided by our Operating Agreement.

Termination and Dissolution

We will continue as a series limited liability company until terminated under the Operating Agreement. We will commence winding up upon the first to occur of the following (the "**Dissolution Event**"):

(i) Upon the determination of the voting members of all the series, voting as one class, with the approval of the Manager of the Company;

(ii) Our insolvency or bankruptcy;

(iii) The sale of all or substantially all of our assets of each series; or

(iv) The entry of a decree of judicial dissolution under Section 18-802 of the Delaware Limited Liability Company Act.

The Dissolution Event shall be effective on the day on which such event occurs and immediately thereafter we will commence its winding up during which our affairs shall be wound up in accordance with the terms of the Operating Agreement.

Amendments to Operating Agreement

Amendments or waivers to any provision of the Operating Agreement require a written instrument executed by both the Company Manager and Series Managers.

The Company Manager has the authority to amend the Operating Agreement and its schedules and exhibits without the approval of the Series Managers of any series in the following circumstances:

- Evidencing the joinder of a new Member to any Series.
- In connection with the transfer of Units of any Series.
- In connection with the issuance of Units of any Series to any existing members.
- As required to reflect Capital Contributions, distributions of any Series, and similar actions under the Agreement.
- To reflect the naming of new officers, members of the Board, or replacement of officers or managers of the Company or any Series.

Administrator

Each series will have an Administrator to handle its daily operations, though the Series Manager(s) retain overall authority over the series, its assets, and its activities. Initially, Musicow Asset will serve as the Administrator for each series, but the Series Manager(s) can replace the Administrator at any time.

The Administrator may receive a fee for its services and for managing the acquisition of assets for each series and in consideration of structuring and completing the acquisition of the assets of a series. The Series Manager(s) will decide on the amount and timing of this administrative fee (the "**Administrative Fee**").

Costs and Expenses

Costs and Expenses Paid by the Administrator

The Administrator will cover all Offering expenses for each series, such as costs related to underwriting, legal, accounting, technology services, escrow and compliance for executing the series offering. This responsibility is in exchange for the potential Administrative Fee, but the Administrator is not required to receive this fee. If the expenses exceed the fee amount, the applicable series will pay such excess amount to the Administrator.

In addition to Offering expenses, the Administrator will also cover several ongoing costs for each series. If the expenses go beyond the Administrative Fee amount, the series will pay the excess.

These expenses include:

- Costs for filing reports with the SEC.
- Fees related to financial audits and tax returns.
- Taxes, marketing costs, and management fees for series properties.
- Preparation of series reports and accounts.
- Manager's and officers' insurance costs.
- Government fees and compliance-related regulatory costs.
- Legal fees for litigation or regulatory investigations tied to the series.
- Fees for third-party registrars and transfer agents.
- Series legal advice fees.
- Fees for outside experts like appraisers, valuation firms, accountants, or consultants.
- Expenses for acquiring series assets.
- Costs related to terminating and winding up the series or the Company.

Costs and Expenses Paid by the Series

Each Series is responsible for covering all other costs and expenses not included in the Administrator's obligations as outlined above. If these expenses relate to the broader operations of the Company and not just a specific series, they will be allocated to the series based on the Company's allocation policy. The Administrator may, however, choose to cover these costs upfront or provide the series with funds to pay them. In that case, the series will repay the Administrator once it has enough funds or as agreed upon with the Administrator.

These expenses include:

- Property acquisition costs for each series, such as brokerage and sales fees, transfer taxes, and state-specific filings.
- Taxes related to income, sales, transfers, gains, and similar levies from series operations.
- Withholding or transfer taxes on series earnings, investments, or member withdrawals.
- Indemnification payments related to the series.
- Other operating expenses determined as necessary by the Manager.
- Contractual expenses related to series asset acquisitions.
- Any other costs specific to the series not covered by the Administrator's responsibilities.

Anti-Takeover Effects under Delaware Law

We are a series limited liability company organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control. Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our Operating Agreement does not currently elect to have Section 203 of the Delaware General Corporation Law apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of Royalty Shares of a series. The Manager, upon the approval of a majority of the voting units of each series, may elect to amend the Operating Agreement, at any time to have Section 203 apply to the Company.

Exclusive Forum Provision

Our Operating Agreement designates the federal district courts of the United States of America and the courts of the State of Delaware, in each case located in Delaware, as the exclusive forum for disputes between us and our shareholders involving claims under the Securities Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Operating Agreement provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce such provision, and the enforceability of similar choice of forum provisions in other companies' constitutive documents has been challenged in legal proceedings. While the

Delaware courts have determined that such choice of forum provisions are facially valid, a shareholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our Operating Agreement. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

This choice of forum provision may limit a shareholder's ability to bring a Securities Act claim in a judicial forum that it finds favorable for disputes with us or our managers, officers, or other employees. If a court were to find the exclusive-forum provision in our Operating Agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our financial condition.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, this exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

This choice of forum provision may limit the ability of a holder of the Royalty Shares to bring a claim in a judicial forum that it finds favorable for disputes with us or our managers, officers or other employees, which may discourage such lawsuits against us and our managers, officers and employees. Alternatively, a court could find these provisions of our Operating Agreement be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Investors cannot waive compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Jury Trial Waiver

Our Operating Agreement provides that any controversy which may arise under the Operating Agreement or related to the operations of the Company is likely to involve complicated and difficult issues and, therefore, the operating agreement unconditionally waives any right that any party thereto may have to a trial by jury in respect of any legal action arising out of or relating to the Operating Agreement or related to the operations of the Company. If we were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable based upon the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

THE WAIVER OF THE RIGHT TO A JURY TRIAL IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF ROYALTY SHARES OF THE COMPANY'S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE JURY WAIVER PROVISION DOES NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

Fee-Shifting Provision

Our Operating Agreement provides that in the event that any party to the Operating Agreement institutes any action or suit to enforce the Operating Agreement or to secure relief from any default thereunder or breach thereof, the prevailing party shall be reimbursed by the losing party for all costs, including reasonable attorney's fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein. In the event you initiate or assert a claims against us, in accordance our Operating Agreement, and you do not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, you will be obligated to reimburse us for all reasonable costs and expenses incurred in connection with such claim, including, but not limited to, reasonable attorney's fees and expenses and costs of appeal, if any.

THE FEE SHIFTING PROVISION CONTAINED IN THE OPERATING AGREEMENT IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF ROYALTY SHARES OF THE COMPANY'S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE FEE SHIFTING PROVISION CONTAINED IN THE OPERATING AGREEMENT DOES NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

Our financial statements for the fiscal year ended December 31, 2024 cover only the period from our inception on August 2, 2024 through December 31, 2024 and may not be indicative of our future financial condition or results of operations.

We were formed on August 2, 2024. As a result, the financial statements included in this Form C for the fiscal year ended December 31, 2024 reflect a partial-year period from inception (August 2, 2024) through December 31, 2024, rather than a full twelve-month fiscal year. The limited duration of the period presented, together with our limited operating history, makes period-over-period comparisons difficult and limits the usefulness of the historical financial information in evaluating an investment in the Royalty Shares. Investors should not rely on the financial statements included in this Form C as indicative of the Issuer's future financial condition, results of operations or ability to make Royalty Share Payments.

The consolidated financial statements included in this Form C do not reflect the performance of Musicow US Vol. 1 LLC – Series 00004 – Something Special, and investors in this Offering will have economic exposure only to the Royalty Stream attributable to Musicow US Vol. 1 LLC – Series 00004 – Something Special and not to any other series of the Company.

The consolidated financial statements included in this Form C reflect the accounts of the Issuer and of Musicow US Vol. 1 LLC – Series 00001 – Mr. Know It All, Musicow US Vol. 1 LLC – Series 00002 – Should've Seen This Coming and Musicow US Vol. 1 LLC – Series 00003 – Western Feels. They do not include, and are not indicative of, the assets, liabilities, results of operations or prospects of Musicow US Vol. 1 LLC – Series 00004 – Something Special, which has no operating history or stand-alone financial statements. Conversely, the Royalty Shares offered in this Offering relate solely to the Royalty Stream attributable to the Master held by Musicow US Vol. 1 LLC – Series 00004 – Something Special. Investors in this Offering will have no economic exposure to, and will not be entitled to any payments derived from, the assets or royalty streams of Musicow US Vol. 1 LLC – Series 00001 – Mr. Know It All, Musicow US Vol. 1 LLC – Series 00002 – Should've Seen This Coming, Musicow US Vol. 1 LLC – Series 00003 – Western Feels or any other series of the Company, and the historical or future performance of such other series, whether favorable or unfavorable, will have no bearing on the Royalty Share Payments, if any, made in respect of the Royalty Shares. Accordingly, investors should not rely on the consolidated financial statements included in this Form C, or on the performance of any other series of the Company, in evaluating an investment in the Royalty Shares.

Global crises and geopolitical events can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our

continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert

claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the managers, its executive officers and key employees.

We are dependent on our managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our managers, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies

and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company was recently formed, and has no track record or operating history from which you can evaluate this investment. Our business model is untested.

The Company was formed on August 2, 2024 and has no operating history. We cannot make any assurance that our business model will be successful. Since the inception of the Company, the scope of our operations has been limited to its formation and we, and/our affiliated entities, entering into agreements with third parties that will provide services to us. Our operations will be dedicated to holding and managing the Royalty Streams and Master. It is difficult to predict whether this business model will succeed or if there will ever be any profits realized from an investment in the Royalty Shares. No guarantee can be given that the Company will successfully employ the Royalty Streams and Master to create return for investors in the Royalty Shares.

The Company's affiliates Musicow IP and Musicow Asset, have been engaged in securing music IP rights and establishing the management operations for the Company. Additionally, Musicow IP is engaged in the acquisition of music IP rights as well as the production of music unrelated to the business of the Company. However, there is no assurance that the Company can achieve the same operations as its affiliates.

We are a new company and face all the risks of an early-stage company.

We may encounter challenges and difficulties frequently experienced by early-stage companies; including:

- A lack of operating experience;
- Incurring and increasing net losses and negative cash flows;
- Insufficient revenue or cash flow to be self-sustaining;
- An unproven business model; and
- Difficulties in managing rapid growth.

We have no operating history upon which to base an investment decision.

We are an early-stage company in which you may lose your entire investment. We were formed in August of 2024. Because we have no operating history, we are unable to provide significant data upon which to evaluate fully our prospects and an investment in our Royalty Shares. Our ability to succeed and generate operating profits and positive operating cash flow will depend on our ability, among other things, to:

- Develop and execute our business model;
- Raise additional capital as contemplated in this Offering, if necessary, in the future;
- Attract and retain qualified personnel.

We cannot be certain that our business strategy will be successful in the long-term because this strategy is still relatively new and even if successful, we may face difficulty in managing our growth. As an early-stage company, we will be particularly susceptible to the risks and uncertainties described in these risk factors.

We currently are not generating any revenues, and accordingly are not generating sufficient revenue to carry out our planned business operations. We expect our operations to continue to consume substantial amounts of cash.

We expect that, until we enter into the Royalty Assignment Agreement for a sufficient amount of Royalty Streams, we will not be generating sufficient revenue to fully carry out our planned operations. In order to generate sufficient revenues to carry out our plan of operations and cover our expenses, including the expenses of this Offering, we believe we will need to continue to enter into Royalty Assignment Agreements for Royalty Streams until we reach a sufficient scale. We expect that our costs may increase as Musicow IP continues identifying and negotiating with artists and record labels and entering into new Artist Agreements with featured artists as well as new Royalty Assignment Agreements with the Company and thereby incurring more costs. If a lack of available capital means that we are unable to expand our operations or otherwise take advantage of business opportunities, our business, financial condition and results of operations could be adversely affected.

There are few businesses that have pursued a strategy or investment objective similar to ours, which may make it difficult for the Company and the Royalty Shares to gain market acceptance.

We believe that few other businesses crowdfund royalty streaming (or similar related interests) or propose to run a platform for crowdfunding royalty streams. The Company and our Royalty Shares may not gain market acceptance from potential investors, featured artists or service providers within the music industry.

Competition from the emergence or growth of other business models involving the investment in music royalty streams could have a negative impact on the value of the Royalty Shares.

While there are currently few businesses that have pursued a strategy or investment objective similar to ours, other businesses may emerge in the future operating in ways that are competitive against our business model. Such competition could have a negative impact on the demand for, and price of, the Royalty Shares.

We may encounter limitations on the effectiveness of our internal controls and a failure of our internal controls to prevent error or fraud may harm our business and holders of Royalty Shares.

Because the Company operates with no employees and is reliant on the administrative services provided by the Manager, we may encounter limitations on the effectiveness of our internal controls over financial reporting, public disclosures and other matters. For example, as a result of our staffing, our processing of financial information may suffer from a lack of segregation of duties, which may result in journal entries and account reconciliations not being reviewed by someone other than the preparer, outside of any review by the Company's auditors. If we encounter limitations on the effectiveness of our internal controls and are unable to remediate them, we may not be able to report

our financial results accurately, prevent fraud or file any periodic reports in an accurate, complete, and timely manner. This could potentially harm our business and holders of Royalty Shares.

We may need to raise additional capital that may not be available, which could harm our business.

We attempted to estimate our funding requirements necessary to implement our business plan. If the costs of implementing such plan should exceed these estimates significantly, we may need to raise additional funds to meet these funding requirements. The Manager/Administrator has funded the Company in an amount of $47,200.00 as of December 31, 2024, and $57,525 as of December 31, 2025, which the Company has used for organizational and formation costs, legal fees, auditor fees and fees for other service providers as well as general expenses. The Manager is funded by Musicow US. Musicow US intends to continue to fund the Manager, and the Manager intends to continue to fund the Company and its affiliates for both buying additional rights and general expenses. However, there is no guarantee that Musicow US will continue to contribute such funds. Any additional funds may be raised by issuing equity or debt securities or by borrowing from banks or other resources. We cannot assure you that we will be able to obtain any additional financing on terms that are acceptable to us, or at all. If adequate capital is not available or the terms of such capital are not attractive, we may have to curtail our growth and our business, and our business, prospects, financial condition and results of operations could be adversely affected.

The value of the Royalty Shares may be influenced by a variety of factors unrelated to the performance of the underlying Master.

The value of the Royalty Shares may be influenced by a variety of factors unrelated to the performance of the Master underlying the Royalty Streams. These factors include the following:

- Unanticipated problems or issues with respect to the mechanics of the Company's operations may arise, in particular due to the fact that the mechanisms and procedures governing the creation and offering of the Royalty Shares have been developed specifically for this product;
- The Company or its service providers could experience difficulties in operating and maintaining its technical infrastructure, including in connection with expansions or updates to such infrastructure, which may be complex and could lead to unanticipated delays, unforeseen expenses, and security vulnerabilities; and
- The Company or its service providers could experience unforeseen issues relating to the performance and effectiveness of the security procedures it uses to operate, or the security procedures may not protect against all errors, software flaws, or other vulnerabilities in the Company's technical infrastructure, which could give rise to potential unforeseen expenses and reputational harm to the Company.

We may not currently maintain enough resources to meet customer support demands or scale our operations if the demand for Royalty Shares is higher than we have anticipated.

To date, the Company has made budgeting and operational decisions based on internal financial and operational projections, in order to meet the foreseeable needs of the Company to conduct its business activities in an effective manner. While the relevant projections have been prepared based on carefully devised business assumptions, the demand for Royalty Shares may nonetheless be higher than indicated by our internal projections, in which event the resources currently allocated to customer support may fall short of the Company's actual needs. While we intend to address such personnel resources issues swiftly, temporary personnel shortages resulting from unanticipated demand may result in dissatisfaction of the Company's investors and holders of Royalty Shares, which in turn may result in reputational harm to the Company and/or the Royalty Shares.

Holders of Royalty Shares do not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act or the protections afforded by the Commodity Exchange Act (the "CEA").

The Investment Company Act is designed to protect investors by preventing insiders from managing investment companies to their benefit and to the detriment of public investors, such as: the issuance of securities having inequitable or discriminatory provisions; the management of investment companies by irresponsible persons; the use of unsound or misleading methods of computing earnings and asset value; changes in the character of investment companies without the consent of investors; and investment companies engaging in excessive leveraging. To accomplish these ends, the Investment Company Act requires the safekeeping and proper valuation of fund assets, greatly restricts transactions with affiliates, limits leveraging, and imposes governance requirements as a check on fund management.

The Company is not and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "**ICA**"), and we believe that the Company is not required to register thereunder. Consequently, holders of Royalty Shares do not have the regulatory protections provided to investors in investment companies.

The Company will not hold or trade in commodity interests regulated by the CEA, as administered by the Commodity Futures Trading Commission (the "**CFTC**"). Furthermore, we believe that the Company is not a commodity pool for purposes of the CEA, and that the Company is not subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor in connection with the operation of the Company. Consequently, holders of Royalty Shares will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.

If the Company were to be required to register under the Investment Company Act or the Manager or were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each series, and the Manager may be forced to liquidate and wind up or rescind the Offering.

The Company is not registered and will not be registered as an investment company under the ICA, and the Manager will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "**Investment Advisers Act**"), and the Royalty Shares do not have the benefit of the protections of the ICA or the Investment Advisers Act. The Company and the Manager have taken the position that the Royalty Shares are not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company's assets will consist of less than 40% investment securities under the ICA and the Manager is not and will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the ICA or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and the Manager may be forced to liquidate and wind up or rescind the Offering.

The restrictions on transfer and redemption may result in losses on an investment in the Royalty Shares.

Royalty Shares purchased directly from the Company may not be resold except in transactions exempt from registration under the Securities Act and state securities laws and, where applicable, with the consent of the Company.

The Company is not accepting, and does not expect to accept, redemption requests from holders of Royalty Shares. Therefore, unless the Company is permitted to, and does, establish a Royalty Share redemption program, a holder of Royalty Shares may be unable to (or could be significantly impeded in attempting to) sell or otherwise liquidate investments in the Royalty Shares, which could have a material adverse impact on demand for the Royalty Shares and their value.

By purchasing Royalty Shares in this Offering and entering into a Subscription Agreement, you are bound by the provisions contained in the Subscription Agreement that provide for mandatory arbitration and a waiver of rights to a jury trial, which limits your ability to bring class action lawsuits, seek remedies on a class basis or have a jury decide the factual merits of your claim.

By purchasing Royalty Shares in this Offering, investors agree to be bound by the arbitration provisions contained in our Subscription Agreement which provide that arbitration is the exclusive means for resolving disputes relating to or arising under the Subscription Agreement and efforts to enforce, interpret or construe such agreement. In addition, by signing the Subscription Agreement, you waive your rights to a jury trial in any such dispute. The arbitration provisions and the waiver of rights to a jury trial in disputes subject to arbitration apply to claims under the U.S. federal securities laws and to all claims that are related to the Company and the Royalty Shares. Arbitration awards are generally final and binding. A party's ability to have a court reverse or modify an arbitration award is very limited. Further, any claims arising out of the Subscription Agreement must be brought in the parties' individual capacity, and not as a plaintiff or class member in any purported class action, collective action, private attorney general action, or other representative proceeding, or class arbitration. An arbitrator may not consolidate more than one individual's claims arising out of the Subscription Agreement. Purchasers of Royalty Shares in a secondary transaction would also be subject to the same arbitration provisions and jury waiver that are currently in our Subscription Agreement. In addition, such arbitration provisions limit the ability of investors to bring class action lawsuits or similarly seek remedies on a class basis for claims subject to the provisions. If invoked, the arbitration is required to be conducted in the State of Delaware in accordance with Delaware law. These restrictions on the ability to bring a class action lawsuit and the waiver of a jury trial may result in increased costs and/or reduced remedies to individual investors who wish

to pursue claims against the Company. Claims by which a jury trial is waived could include claims made under the federal securities laws.

We believe that the arbitration provision in the Subscription Agreement is enforceable under federal law, the laws of the State of Delaware, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and, to the extent that one or more of the provisions in our Subscription Agreement with respect to arbitration or otherwise requiring you to waive certain rights, were to be found by a court to be unenforceable, we would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISION, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Our Subscription Agreement provides for non-exclusive jurisdiction and venue in the courts of the State of Delaware but require you to acknowledge that this provision shall not apply to claims arising under the Securities Act and the Exchange Act. Where applicable, we expect to vigorously seek redress for claims arising under the Securities Act and Exchange Act in the federal district courts of the United States of America, which, if agreed to by the courts, will restrict holders of Royalty Shares' ability to choose the judicial forum for Securities Act and Exchange Act disputes.

Although our Subscription Agreement generally provides for non-exclusive jurisdiction and venue in accordance with the laws of the State of Delaware, it also requires you to acknowledge that this non-exclusive jurisdiction and venue selection provision does not apply to claims arising under the Securities Act and the Exchange Act. For this reason, all claims arising under the Securities Act and the Exchange Act may be required to be brought in federal court. There is uncertainty as to whether a court would enforce this aspect of the Subscription Agreement if a party were to otherwise seek redress under the federal securities laws in a state court. We expect to assert vigorously the validity and enforceability of federal securities laws and other claims for which federal courts may have exclusive jurisdiction and venue in the federal district courts of the United States. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance as to how the provision will be interpreted by a court in those other jurisdictions.

This choice of forum provision may limit a holder of Royalty Shares' ability to bring a Securities Act or Exchange Act claim in a state forum that it finds favorable for disputes with us or our Manager, officers, or other employees. If a court were to find this provision in our Subscription Agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our financial condition. By agreeing to the Subscription Agreement, you will not be deemed to have waived the Company's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

We are substantially reliant on the Manager to assist us in the administration and management of our business.

We do not plan to have employees and intend to fund our ongoing operations with net Offering proceeds and capital contributions from the Manager. The Manager is funded by Musicow US. We are substantially reliant on the performance of the Manager under the Operating Agreement. The Manager will assist us in the performance and administration of all of our necessary day-to-day operational tasks in connection with the Offering and our obligations to holders of Royalty Shares. The Manager is a newly formed company and has not yet developed a track record of successful performance of these activities. If the Manager were to default on its obligations under the Operating Agreement, it would be extremely difficult for us to replace the Manager or to internally manage these functions. Accordingly, in the event of a material default by the Manager under the terms of the Operating Agreement, it could potentially give rise to circumstances under which we may be forced to liquidate or distribute the Company's assets. We cannot provide assurance that the timing or terms of any such liquidation would be favorable.

There is substantial doubt about our ability to continue as a going concern.

On December 31, 2025, the Company had no cash flow from operating activities. Further, the Company has not conducted material operations. The Company expects to continue to generate operating losses for the foreseeable future.

There is no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available through external sources. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material effect on the business. Furthermore, there can be no

assurance that any such required funds, if available, will be available on attractive terms or they will not have a significant dilutive effect on the Company's existing shareholders. We have therefore concluded there is substantial doubt about our ability to continue as a going concern as of December 31, 2025.

If the Company were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Royalty Shares could be uncertain, and the recovery, if any, of a holder of a Royalty Share may be substantially delayed and substantially less than the amounts due or that may become due in respect of the Royalty Share.

In the event of a bankruptcy or a similar proceeding by the Company, the rights of investors to continue receiving payments in respect of the Royalty Shares could be subject to the following risks and uncertainties:

- Organizations may delay payments to us on account of the Royalty Streams because of the uncertainties occasioned by a bankruptcy or similar proceeding of the Company, even if they have no legal right to do so, and such delay could reduce, at least for a time, the funds that might otherwise be available for distribution to holders of the Royalty Shares corresponding to those Royalty Streams.
- In a bankruptcy or similar proceeding of the Company, our obligation to continue making Royalty Share Payments would likely be suspended or delayed even if the funds to make such distributions were available. Because a bankruptcy or similar proceeding may take months or years to complete, even if the suspended distributions were resumed, the suspension might effectively reduce the value of any recovery that a holder of a Royalty Share might receive by the time such recovery occurs.
- The Royalty Shares are unsecured, and investors do not have a security interest in the corresponding Royalty Streams. Accordingly, the holders of the Royalty Shares may be treated as general unsecured creditors and thus be required to share the monies associated with Royalty Streams received by us in respect of the corresponding Royalty Streams with our other general unsecured creditors. If such sharing of Royalty Streams is deemed appropriate, those Royalty Streams that are either held by us in our accounts at the time of the bankruptcy or similar proceeding of the Company, or not yet received by us at the time of the commencement of the bankruptcy or similar proceeding, may be at greater risk than the Royalty Share Payments that are already held by us in accounts for the benefit of holder of Royalty Shares at the time of the bankruptcy or similar proceeding. To the extent that Royalty Streams would be shared with other creditors of the Company, any secured or priority rights of such other creditors may cause such Royalty Streams to be distributed to such other creditors before, or ratably with, any Royalty Share Payments made to holders of Royalty Shares.
- In a bankruptcy or similar proceeding of the Company, a holder of a Royalty Share would be deemed to have a right of payment only from the Royalty Streams of the corresponding Master and not from any other assets of the Company, and the holder of a Royalty Share will not be entitled to share the proceeds of such other assets of the Company with other creditors of the Company, whether or not, as described above, such other creditors would be entitled to share in the Royalty Streams of the Master corresponding to such Royalty Share. To the extent that proceeds of such other assets would be shared with other creditors of the Company, any secured or priority rights of such other creditors may cause the proceeds to be distributed to such other creditors before, or ratably with, any Royalty Share Payments.
- If we have received Royalty Streams before bankruptcy proceedings are commenced and those funds are held in our accounts after the commencement of bankruptcy proceedings and have not been used by us to make Royalty Share Payments, there can be no assurance that we will be able to use such funds to make Royalty Share Payments.
- If a bankruptcy proceeding commences after your commitment becomes irrevocable, you may not be able to obtain a refund of the funds you have committed even if the Offering proceeds have not yet been used.

If we or the Manager were to cease operations or enter into bankruptcy proceedings, the collection of Royalty Streams and the management of the Royalty Shares, including the making of Royalty Share Payments, would be interrupted and may halt altogether.

If we or the Manager were to become subject to bankruptcy or similar proceedings or if we or the Manager ceased operations, the Company, or a bankruptcy trustee on our behalf, might be required to find other ways to manage Royalty Streams and Royalty Shares, including the collection of royalties and the making of Royalty Share Payments to holders of Royalty Shares. Such alternatives could result in delays in the making of Royalty Share Payments on Royalty Shares or could require payment of significant fees to another company to manage and service the Royalty Streams and the Royalty Shares. Since we have not entered into any back-up management agreements, if we or the Manager were to cease operations or otherwise become unable to manage the Royalty Streams or the Royalty Shares without transferring such Royalty Streams to another entity, the management of the Royalty Streams and the Royalty Shares, including the making of Royalty Share Payments, would be interrupted and may halt altogether unless another way to manage the Royalty Streams and the Royalty Shares on behalf of investors was secured.

If we or the Manager were to file under Chapter 11 of the Bankruptcy Code, it is possible that we would be able to continue to manage the Royalty Streams and the Royalty Shares during reorganization. If, on the other hand, we were to file under Chapter 7 of the Bankruptcy Code, or if an attempted reorganization under Chapter 11 should fail and the bankruptcy case be converted to Chapter 7, the bankruptcy trustee would have the obligation to administer the bankruptcy estate. As part of such administration, the bankruptcy trustee, subject to bankruptcy court approval, may elect to continue to Royalty Streams and the Royalty Shares or to transfer the right to such servicing to another entity for a fee. Either option would likely result in delays in the collection of Royalty Streams and in the making of Royalty Share Payments and could require the bankruptcy trustee to pay significant fees to another company to manage the Royalty Streams and the Royalty Shares, ultimately decreasing the amounts available for Royalty Share Payments. Alternatively, the bankruptcy trustee may elect to cease these management functions altogether.

In the event that we or the Manager were to cease operations or enter into bankruptcy proceedings, recovery by a holder of a Royalty Share may be substantially delayed while back-up management is secured, if practicable, or such services halted altogether, and such recovery may be substantially less than the amounts due and that may become due in respect of the Royalty Shares.

If the arrangement were to become a business entity for U.S. federal income tax purposes, then the business entity would be required to pay corporate level income tax on its net income. Then, Royalty Share Payments to investors would be subject to a shareholder level income tax as dividend income to the extent of the business entity's earnings and profits.

While it is expected that we will operate so that the arrangement will qualify to be treated for U.S. federal income tax purposes as an investment trust, and not as a business entity, given the highly complex nature of the rules governing trusts and partnerships, the ongoing importance of factual determinations, the lack of direct guidance with respect to the application of tax laws to the activities we are undertaking and the possibility of future changes in our circumstances, it is possible that the arrangement will not qualify to be taxable as an investment trust for any particular year. If the Company's arrangement does not qualify as an investment trust, it may default to a business entity that is characterized as a partnership.

If, for any reason, the arrangement is or becomes taxable as a corporation for U.S. federal income tax purposes, the investors will not be entitled to flow through tax treatment. Instead, the business entity will be required to pay a corporate level income tax on its net income, and distributions to investors will be subject to a shareholder level income tax as a dividend to the extent of the business entity's earnings and profits. The arrangement's failure to qualify as an investment trust for U.S. federal income tax purposes could have a material adverse effect on the Company, our investors, and the value of the Royalty Shares.

The Company will not seek rulings from the IRS with respect to any of the United States federal income tax considerations discussed in this Offering. Thus, positions to be taken by the IRS as to tax consequences could differ from the positions taken by the Company.

The Company intends to provide relevant U.S. tax reporting information (e.g., Form 1099) to the holders of the Royalty Shares. However, it may not be able to provide final tax filing information to the holder of Royalty Shares for any given fiscal year until after the initial tax filing deadlines for holders of the Royalty Shares tax returns. Each prospective investor is urged to consult with its own adviser as to the advisability and tax consequences of an investment in the Royalty Shares and plan to obtain extensions of the filing dates for their income tax returns as necessary. In general, royalty income is taxed as ordinary income. Therefore, for U.S. federal income tax purposes, a distribution to a holder of a Royalty Share of its associated Royalty Streams should also be taxed as royalty income at ordinary income tax rates.

Royalty Streams received by us from sources outside of the U.S. may be subject to non-U.S. withholding or other taxes.

Royalty Streams received by us from sources outside of the U.S. may be subject to non-U.S. withholding or other taxes. In addition, the Company may also be subject to taxes in some of the non-U.S. countries where the Company purchases and sells its investments. Taxes such as withholding tax, capital gains taxes, or similar taxes may be imposed on, and thereby reduce, profits of, or proceeds arising to, the Company in respect of the Royalty Shares. It is impossible to predict the rate of non-U.S. tax the Company will pay since the portion (if any) of the Company's assets to be invested in non-U.S. countries is not known and non-U.S. tax laws are subject to change. The holders of Royalty Shares will be informed by the Company as to their proportionate share of taxes paid by the Company, as applicable, which they will be required to include in their income. Each investor considering purchasing Royalty Shares should

consult its own tax advisor with respect to the availability of credits against tax liability for such taxes.

Our Operating Agreement designates the federal district courts of the United States of America and the courts of the State of Delaware, in each case located in the State of Delaware, as the exclusive forum for disputes between us and our shareholders involving claims under the Securities Act, which, if enforced by the courts, will restrict our shareholders' ability to choose the judicial forum for Securities Act disputes.

Our Operating Agreement designates the federal district courts of the United States of America and the courts of the State of Delaware, in each case located in the state of Delaware, as the exclusive forum for disputes between us and our shareholders involving claims under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Operating Agreement provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce such provision, and the enforceability of similar choice of forum provisions in other companies' constitutive documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a shareholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our Operating Agreement. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

This choice of forum provision may limit a holder of Royalty Shares ability to bring a Securities Act claim in a judicial forum that it finds favorable for disputes with us, our officers or our Manager, and its officers, or other employees. If a court were to find the exclusive-forum provision in our Operating Agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our financial condition. Investors cannot waive compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Our Operating Agreement contains a provision which provides for a waiver of rights to a jury trial.

Our Operating Agreement provides that any controversy which may arise under the Operating Agreement or related to the operations of the Company is likely to involve complicated and difficult issues and, therefore, the operating agreement unconditionally waives any right that any party thereto may have to a trial by jury in respect of any legal action arising out of or relating to the Operating Agreement or related to the operations of the Company. If we were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable based upon the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

THE WAIVER OF THE RIGHT TO A JURY TRIAL IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF ROYALTY SHARES OF THE COMPANY'S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE JURY WAIVER PROVISION DOES NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

Our Operating Agreement contains a fee-shifting provision which may discourage you to pursue actions against us.

Our Operating Agreement provides that in the event that any party to the Operating Agreement institutes any action or suit to enforce the Operating Agreement or to secure relief from any default thereunder or breach thereof, the prevailing party shall be reimbursed by the losing party for all costs, including reasonable attorney's fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein. In the event you initiate or assert a claims against us, in accordance our Operating Agreement, and you do not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, you will be obligated to reimburse us for all reasonable costs and expenses incurred in connection with such claim, including, but not limited to, reasonable attorney's fees and expenses and costs of appeal, if any.

THE FEE SHIFTING PROVISION CONTAINED IN THE OPERATING AGREEMENT IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF ROYALTY SHARES OF THE COMPANY'S COMPLIANCE

WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE FEE SHIFTING PROVISION CONTAINED IN THE OPERATING AGREEMENT DOES NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.

Risks Related to the Music Industry

In the event a Master moves into the public domain and is no longer protected by applicable copyright laws, the amount of Royalty Share Payments in respect of such applicable Royalty Shares may diminish or completely end.

In the United States, the composition and recording copyrights embodied in a song are generally protected by U.S. Copyright Law for the periods as follows (subject to various exceptions and nuances): (a) songs created or published in or after 1978, life of the author plus 70 years; (b) songs created or published between 1927 and 1978, there are various applicable periods depending on multiple factors; and (c) for works-made-for-hire created in or after 1978, 95 years from publication date or 120 years from the creation year (whichever expires first). Copyright renewals may also affect the above-referenced timelines. As of 2025, any song created or published before 1929 is currently in the public domain. When a composition or recording moves into the public domain, one who wants to exploit the song does not need to seek permission from or pay royalties to the rights holder. Therefore, if a Master moves into the public domain, the amount of Royalty Share Payments paid in respect of the applicable Royalty Shares may diminish or completely end.

In the event that the copyrights upon which Royalty Streams are based become terminable or subject to copyright reversion in accordance with Section 203 or Section 304 of the U.S. Copyright Act, the amount of Royalty Share Payments paid in respect of the applicable Royalty Shares may diminish or completely end.

Section 203 and Section 304 of the U.S. Copyright Act provide for a right (with exceptions and limitations) of copyright reversion for creators and/or their statutorily recognized heirs within a five (5) year window commencing after a period of thirty-five (35) years, fifty-six (56) years, or seventy-five (75) years, as applicable, after (i) the date of the original grant of copyright and/or (ii) the date of first publication (depending on the particular circumstances as set out under the US Copyright Act). Where a Royalty Stream is dependent on a third-party copyright, its U.S. termination and reversion under these statutory provisions could render the U.S. or world-wide Royalty Stream diminished or extinguished. In addition, currently, in the U.S., it is accepted under certain case law that Royalty Stream transfers are not terminable under Section 203 of the U.S. Copyright Act – only copyright transfers are terminable (with exceptions and limitations as noted above). There is also a recent case law in the U.S. that concluded that the termination is effective world-wide, but this ruling is a trial court ruling that could be appealed.

In addition to statutory termination, a grant of copyright interest may revert to the granting party pursuant to specific contractual terms. Rights under some agreements may be recaptured by the granting party either by performance of some additional obligation (e.g. repayment of monies advanced under the contract) or by the expiration of a term of years, or other contractual reasons. The Company may not be able to track and monitor its obligations and rights granted under contracts with Featured Artists. Additionally, the Company's interests in the Masters, in some cases, may be granted under short-term contracts which may expire, or may contain buy-out provisions pursuant to which the relevant artist may terminate the contract prior to its expiration.

Accordingly, if any of the foregoing occurs, the amount of Royalty Share Payments paid in respect of the applicable Royalty Shares may diminish or completely end, which would greatly reduce the value of the Royalty Shares.

Income generated by Royalty Streams may be reduced if the recorded music industry fails to grow or streaming revenue fails to grow at a rate sufficient to offset download and physical sales declines.

Every consecutive year since 2006, music streaming's market share has grown. There can be no assurances that this growth pattern will persist or that digital revenue will grow at a rate sufficient to offset declines in physical sales, or that changes in streaming models will not negatively impact income generated from the Masters and Royalty Streams. A declining recorded music industry is likely to lead to reduced levels of revenue and operating income generated by the recording and publishing music business. There are also a variety of factors that could cause the prices in the recorded music industry to be reduced. They are, among others, consumption during a global pandemic and fear for economic downturns, price competition from the sale of motion pictures and video games in physical and digital formats, the negotiating leverage of mass merchandisers, big-box retailers and distributors of digital music, and the increased costs of doing business with mass merchandisers and big-box retailers as a result of complying with operating procedures that are unique to their needs and any associated changes.

Changes in technology may affect our ability to receive payments in respect of the Royalty Assignment Agreements and Royalty Streams.

The recorded and publishing music business is dependent in part on technological developments, including access to and selection and viability of new technologies, and is subject to potential pressure from competitors as a result of their technological developments. For example, the recorded music business may be further adversely affected by technological developments that facilitate the piracy of music, such as internet peer-to-peer filesharing activities, by an inability to enforce intellectual property rights in digital environments, and by a failure to develop successful business models applicable to a digital environment. Music that is illegally produced, distributed, and/or exploited with the use of artificial intelligence could also infringe upon the intellectual property rights associated with the Master and adversely affect our ability to collect our Royalty Streams. The recorded music business also faces competition from other forms of entertainment and leisure activities, such as cable and satellite television, motion pictures, and video games, whether in physical or digital formats. The new digital business, including the impact of ad-supported music services, some of which may be able to avail themselves of "safe harbor" defenses against copyright infringement actions under copyright laws, may also limit the recorded music industry's ability to receive income from music royalty rights. Due to such "safe harbor" defenses, revenue from ad-supported music services may not fully reflect increases in consumption of recorded music. In addition, the recorded music industry is currently dependent on a small number of leading digital music services, which allows such services to significantly influence the prices that can be charged in connection with the distribution of digital music. It is possible that the share of music sales by a small number of leading mass-market retailers, as well as online retailers and digital music services, will continue to grow, which could further increase their negotiating leverage and put pressure on prices, ultimately decreasing the income we will receive from music royalty rights.

Failure to obtain, maintain, protect, or enforce our intellectual property rights could substantially harm our business, operating results, and financial condition.

The success of the Company and its ability to make distributions to holders of Royalty Shares depends on its ability to obtain, maintain, protect, and enforce our rights under the Royalty Assignment Agreement and Musicow IP's ability to obtain, maintain, protect, and enforce its rights under the Artist Agreement. The measures that we and Musicow IP take to obtain, maintain, protect, and enforce our rights, including, if necessary, litigation or proceedings before governmental authorities and administrative bodies, may be ineffective, expensive and time-consuming, and, despite such measures, we may not be able to enforce Royalty Stream collection. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect our and Musicow IP's ability to obtain, maintain, protect, or enforce rights to our Royalty Steams. Moreover, with music royalty rights, it is possible that despite our due diligence efforts there could be successful challenges by third parties to the ownership of a particular copyright or royalty stream or, if acquired as a group of assets, the entire group in which case the value of the asset(s) might be significantly less valuable, or have no value. Failure to obtain, maintain, protect, or enforce our rights could harm our brand or brand recognition and adversely affect our business, financial condition, and results of operation.

Digital piracy may lead to decreased sales in the recorded and publishing music industry and affect our ability to receive Royalty Streams.

The combined effect of the decreasing cost of electronic and computer equipment and related technology such as the conversion of music into digital formats has made it easier for consumers to obtain and create unauthorized copies of music recordings in the form of, for example, MP3 files. Such piracy will have a negative effect on revenues attributable to music royalty rights we acquire. In addition, while growth of music-enabled mobile consumers (music-enabled mobile consumers refers to individuals who use mobile devices, such as smartphones or tablets, to access, stream, download, or listen to music) offers new opportunities for growth in the music industry, it also opens the market up to risks from behaviors such as "sideloading" and the mobile app-based downloading of unauthorized content. "Sideloading" refers to the process of transferring or installing content, such as music, apps, or other media, onto a mobile device (like a smartphone or tablet) from a source other than an official app store or authorized platform. As the business shifts to streaming music or access models, piracy in these models is increasing. The impact of digital piracy on legitimate music sales and subscriptions is hard to quantify, but we believe that illegal filesharing and other forms of unauthorized activities could potentially have a negative impact on music sales and on the Royalty Streams. The music industry is working to control this problem in a variety of ways including through litigation, and lobbying governments for new, stronger copyright protection laws and more stringent enforcement of current laws, through graduated response programs achieved through cooperation with internet service providers and legislation being advanced or considered in many countries, through technological measures and by enabling legitimate new media business models. However, we do not know whether such measures will be effective, and if such measures are not effective, our Royalty Streams may decrease.

Royalty Streams are subject to risks relating to the music industry and such risks may reduce or eliminate the royalties, fees and other income streams that would otherwise accrue with respect to a song.

Various business risks in the music industry may contribute to the reduction or elimination of the royalties, fees and other income streams that would otherwise accrue with respect to a song. For example, a song may have an unrecouped balance owed to a music label, publisher or other party that must first be recouped from the royalty income before any royalties, fees and other income streams can pass to another party entitled to payments. Additionally, royalties may be withheld by a record label, publisher, performing rights organization ("**PRO**"), or other party or reduced if they become subject to a dispute (legal or non-legal) until the dispute is resolved to the satisfaction of the copyright holder or if a copyright infringement claim is successful. In addition, royalties may be delayed or misdirected, including due to the failure to communicate to the record label, publisher, PRO, or other party to redirect payment. Royalties may also go uncollected or be paid to a prior label, publisher, other third party, or owner if the present copyright holder may not have an appropriate party engaged to exploit and collect income owing in respect of a song. Royalty administrators, publishers, labels, and/or distributors may also experience delays in receiving and/or distributing royalty payments.

Royalties, fees and other income streams are often not paid on a consistent, regular or timely basis and substantial time may pass between when the right to receive royalties accrues (i.e., a song is played or streamed) and when the ultimate party entitled to receive those royalties is paid. As a result, there may be periods when no royalties are received and other periods when royalties that accrued during multiple prior periods are received. Accordingly, there is no guarantee that a holder of Royalty Shares will receive Royalty Share Payments that correspond to the duration of their holding period.

Publishers and labels may also be contractually required to obtain the approval of the original creator of the song (or the estate thereof) before being able to undertake certain exploitations of songs and recordings (e.g., film or tv synchronizations, compilation usages, etc.) and such approvals may be withheld, thus reducing potential Royalty Streams. Outside of the United States, the doctrine of "moral rights" for creators may similarly restrict the commercial exploitation potential of songs and/or sound recordings. Additionally, the underlying copyrights in songs and sound recordings are subject to duration periods after which these works fall into the public domain.

These are examples of some, but not all, of the risks that may impact the amount of Royalty Streams that we receive and that will be available for Royalty Share Payments. If any of these or other risks were to arise with respect to the Master or Royalty Streams, then holders of Royalty Shares of the corresponding Royalty Shares may experience a material or complete reduction in the amount of Royalty Share Payments paid in respect of such Royalty Shares.

The value of music is highly subjective, and the popularity of the Master may be unpredictable.

The value of music is inherently subjective given the unique character of each individual work. In addition, the popularity of any given work or given artist may be unpredictable. While the analysis of certain qualitative factors may provide some predictive information regarding how the music-consuming market may respond to a certain asset, such as an artist's track record, general cultural and/or industry trends, press coverage and other public exposure, or certain musical criteria, these factors may not reliably inform how the Master underlying the Royalty Streams will perform in ways that result in the ultimate distribution of Royalty Share Payments to holders of Royalty Shares.

Temporary popularity of the Master or music trends may result in short-term value increases in Royalty Share Payments that may prove unsustainable as cultural tastes shift.

Temporary consumer popularity may lead to short-term or temporary increases in Royalty Share Payments, followed by decreases thereof. The demand for specific categories of music and artists is influenced by changing cultural trends in the market, which can be difficult to predict. These risks of changes in popularity may be greater for a living or emerging artist, as compared to other categories which may have a proven popularity track record over a longer period of time. These trends could result in reduced profitability for holders of Royalty Shares. Furthermore, artists and songwriters may engage in activities or behaviors that may influence their public perception, which in turn may influence the demand or popularity of the Master. The adverse impact to the Royalty Shares resulting, directly or indirectly, from such artists' or songwriters' activities or behaviors may be impossible to predict at the time an investor purchases a Royalty Share.

We are relatively undiversified since our strategy involves the investment exclusively in Royalty Streams.

The Company was formed to facilitate an investment in the collection of Royalty Streams from the Master. Such lack of diversification may create a concentration risk that may make an investment in the Royalty Shares riskier than an investment in a diversified pool of assets or business with more varied operations. Aggregate returns realized by investors are expected to correlate to the change in popularity and/or consumption of the underlying assets, which may not correlate to changes in the overall music market or any segment of the music market.

The popularity of particular music and its artists may wax and wane, affecting the value of the Royalty Shares.

The value of the Royalty Shares is directly tied to the popularity and commercial success of the Master and the associated artists. Musical tastes, cultural trends, and public interest can change rapidly and unpredictably. A song or artist that is currently popular may decline in relevance over time, leading to a reduction in streaming plays, sales, and licensing opportunities. This decline in popularity could significantly reduce the royalty income generated by the Master, thereby lowering the value of the Royalty Shares. Investors should be aware that historical success is not a guarantee of future performance, and their investment is subject to these unpredictable market dynamics.

Possible terminations of grants of Copyright under Sections 203 and 304 of the Copyright Act of 1976, as amended, could preclude the Company's ability to collect royalties.

Under Sections 203 and 304 of the Copyright Act of 1976, authors or their heirs have the right to terminate the grant of copyright transfers and licenses after a certain period. For works created on or after January 1, 1978, termination rights generally become effective 35 years after the original grant. For works created before January 1, 1978, termination rights may become effective 56 years after the original grant. If an artist or their heirs exercise these termination rights, the Company's ability to collect royalties on the affected Master could be revoked. This would significantly impact the income derived from those assets and, consequently, the value of the Royalty Shares. Investors should consider the risk that the Master in the Company's portfolio may be subject to termination, which could diminish or eliminate the future royalty income associated with those assets.

Risks Related to the Ownership of Royalty Shares

The terms of the Royalty Shares are not set forth in a single definitive instrument, and the rights of holders of Royalty Shares derive from multiple documents, which may create uncertainty as to the terms of, and the enforcement of rights associated with, the Royalty Shares.

The Royalty Shares are "Income Rights" authorized under Section 2.07 of the Operating Agreement, which provides that the terms and conditions of Income Rights will be determined by the Company and the Manager and reflected in the Company's books and records. The Royalty Assignment Agreement establishes the framework for the assignment, valuation, fractionalization and monetization of the Royalty Stream, but does not itself constitute a comprehensive statement of the rights and obligations associated with the Royalty Shares. The distribution mechanics, record date and payment date procedures, term and other material terms of the Royalty Shares are established by the Manager pursuant to Section 2.07 of the Operating Agreement, are reflected in the Company's books and records and are described in this Form C and in the Subscription Agreement; no separate series designation, resolution or certificate establishing such terms has been adopted. Because the terms of the Royalty Shares derive from multiple documents rather than a single executed instrument, ambiguities or inconsistencies may exist among the Operating Agreement, the Royalty Assignment Agreement, the Subscription Agreement, the Company's books and records and the description of the Royalty Shares in this Form C. In the event of any such ambiguity or inconsistency, a holder of Royalty Shares may face uncertainty in establishing or enforcing the terms of the Royalty Shares, including the distribution mechanics, and a court may interpret such terms in a manner adverse to holders. In addition, because the Company's books and records are maintained by the Manager, holders of Royalty Shares are dependent on the Manager to accurately record and maintain the terms of the Royalty Shares, and the Manager may amend the Operating Agreement in certain circumstances without the consent of holders of Royalty Shares.

An investment in an Offering constitutes an investment only in the Royalty Shares and not in the Company, any series of the Company or directly in the Master.

An investor in this Offering will acquire an ownership interest in the Royalty Shares representing the contractual right to receive Royalty Share Payments, and will not, for the avoidance of doubt, acquire an ownership interest in (i) the Company or any series of the Company, (ii) the Manager, (iii) Musicow IP or Musicow US, (iv) the underlying intellectual property rights, including copyrights, of the Master, or (v) directly, the Master associated with or underlying the Royalty Streams. The Manager retains significant control over the management of the Company. Furthermore, because the Royalty Shares do not constitute an investment in the Company as a whole, holders are not

expected to receive any economic benefit from the assets of, or be subject to the liabilities of, any of the Company's activities unrelated to this Offering or the Royalty Streams. In addition, the economic interest of a holder may not be identical to owning a direct undivided interest in the Master underlying the Royalty Streams because, among other things, the Company will be required to pay certain taxes before distributions are made to the holders of Royalty Shares, and the Company will receive fees in respect of its ongoing administration of rights associated with the Royalty Shares.

The offering price of the Royalty Shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay and you may be paying a premium over the agreed on fair market value of the Royalty Shares established by the Company. When determining the estimated value of the Royalty Shares, the value of the Royalty Shares has been and will be based upon a number of assumptions that may not be accurate or complete.

Pursuant to the Royalty Assignment Agreement, the Manager will determine a fair market value for the Royalty Streams and set an offering price per Royalty Share with a premium over that valuation. Investors who buy the Royalty Shares will pay that premium price. In performing the valuation, the Manager will first perform the valuation itself, and may, but is not required to arrange for a third-party music valuation expert to perform an independent valuation solely at the expense of the Manager. If there is a difference between the two valuations, the greater valuation will be selected. The Manager will then present the valuation to Musicow IP, which may accept or reject the valuation. If the valuation is accepted, it will be the designated fair market value pursuant to the Royalty Assignment Agreement, and if the valuation is rejected, and Musicow IP and the Manager cannot agree on an evaluation, the Royalty Assignment Agreement will terminate. Because the offering price is not based upon any independent valuation, the offering price may not be indicative of the actual value of the Royalty Shares you acquire. Further, the offering price may be significantly more than the price at which the Royalty Shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

Royalty Share Payments depend entirely on the payments of monies associated with Royalty Streams received by us. If we do not receive such payments, you will not receive any Royalty Share Payments.

The Company is obligated to make Royalty Share Payments only to the extent that we receive Royalty Stream payments in accordance with the applicable Royalty Assignment Agreement. If we do not receive any Royalty Stream payments, you will not be entitled to, and will not receive any, Royalty Share Payments.

Holders who dispose of their Royalty Shares prior to the record date for any Royalty Share Payment in connection with such disposed Royalty Shares will not receive such Royalty Share Payment.

Following the Offering Deadline, Musicow IP will administer and distribute the Income to the Company on a quarterly basis, no later than forty-five (45) days following the end of the preceding calendar quarter, after which the Company shall declare with respect (a) the amount of distributions payable per Royalty Shares on the next designated payment date, and (b) a record date and payment date for such distributions. Holders must own the Royalty Shares on the date of record for each month, as specified by the Company at the point of issuance, to be eligible to receive payment for that month's royalties. Holders who dispose of their Royalty Shares before the record date of any initial or ongoing distribution for a series of Royalty Shares will not receive any payment in connection with such month. Following the Offering Deadline, there could be a delay of approximately six (6) months before Company receives the first royalty payment associated with the Royalty Shares, depending on royalty provider distribution timelines and registration deadlines, as well as song activity, among other things. As such, holders may need to hold their Royalty Shares for six (6) months or more before their Royalty Shares are eligible for any Royalty Share Payments.

The Royalty Shares are unsecured limited obligations of the Company only and are not secured by any collateral or guaranteed or insured by any third party.

The Royalty Shares are unsecured limited obligations of the Company only and will not represent an obligation of the Manager or Musicow IP or Musicow US, or any other party except the Company. The Royalty Shares are not secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party.

A determination that music Royalty Streams are "securities" may adversely affect the value of the Royalty Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Company.

The SEC has not made any official policy statements categorically addressing whether music Royalty Streams, are "securities" under federal securities laws. As such, the SEC may consider music Royalty Streams as "securities" in

the future. The test for determining whether a certain music Royalty Streams can be complex and highly fact-specific, where the outcome is difficult to predict.

To the extent music Royalty Streams are securities, the Company may also be subject to additional regulatory requirements, including under the Investment Company Act, and the Company may be required to register as an investment adviser under the Investment Advisers Act. Regulatory changes or interpretations could cause the Company to register and comply with new regulations, resulting in potentially extraordinary expenses to the Company. If the Company determines not to comply with such additional regulatory and registration requirements, the Manager may dissolve the Company in accordance with the Company's Operating Agreement. Any such dissolution could result in the liquidation of the Royalty Streams at a time that is disadvantageous to holders of Royalty Shares.

Holders of the Royalty Shares will have no voting rights and will not be able to influence the Company.

The holders of the Royalty Shares will have no voting rights. Accordingly, holders of the Royalty Shares will be relying on the judgment of the Company's management and operations of the Company.

You may not be able to sell your Royalty Shares of a series at or above the offering price or at all.

Pursuant to the Royalty Assignment Agreement, the Manager will determine a fair market value for the Royalty Streams and set an offering price per Royalty Share with a premium over that valuation. Investors who buy the Royalty Shares will pay that premium price. Accordingly, the initial offering price for the Royalty Shares is above their net tangible asset value. Prior to these series Offerings, no public market exists for the Royalty Shares of such series. You may not be able to sell your Royalty Shares of a series at or above the initial offering price, or ever. Investors should be prepared to hold their Royalty Shares of such series for an indefinite period, as there can be no assurance that the Royalty Shares of such series can ever be tradable or sold.

If we face litigation related to the Offering, we may elect to sell the Royalty Streams and the proceeds of any sale may be insufficient to provide an adequate remedy. Further, if investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

The Royalty Shares have not been registered under the Securities Act and are being offered in reliance upon the exemption provided by the Securities Act, including Regulation CF promulgated thereunder. We represent that this Offering does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if the Offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation CF, each investor may have the right to rescind his, her or its purchase of the Royalty Shares and to receive back from us his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we may elect to sell the Royalty Streams ; there can be no assurance that the proceeds of any such sale would be an adequate remedy for our investors, and we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors.

The Company's Manager has control over the Company, and the Manager is not independent and the Company has not voluntarily implemented various corporate governance measures, in the absence of which holders of the Royalty Shares may have more limited protections against interested management transactions, conflicts of interest and similar matters.

Because the Company's Manager has control over the Company, the Company does not have a Board of Directors or any independent directors and the Company has not voluntarily implemented various corporate governance measures, holders of the Royalty Shares may have more limited protections against interested management transactions, conflicts of interest and similar matters.

Federal legislation, including the Sarbanes-Oxley Act of 2002, as amended ("the "Sarbanes-Oxley Act"), has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or the NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address board of directors' independence, audit committee oversight, and the adoption of a code of ethics. The Manager, which has complete control over the Company, has not yet adopted any of these other corporate governance measures and because our

Royalty Shares are not listed on a national securities exchange, we are not required to do so. Our management does not have independent directors.

The Company has not adopted corporate governance measures such as an audit or other independent committee (such as a compensation committee or corporate governance and nominating committee) of the Board of Directors, as the Company presently does not have a Board of Directors or independent directors.

Because we do not have an audit committee, holders of the Royalty Shares will have to rely on our management to perform these functions.

We do not have an audit committee. The Company's Manager has control over the Company. The absence of an audit committee means that there is no independent body to review or oversee the integrity of our financial statements, assess our internal controls, or evaluate potential conflicts of interest. Because we do not have an audit committee, holders of the Royalty Shares will have to rely on our management to perform these functions. This reliance increases the risk that financial misstatements, errors, or omissions may go undetected. Furthermore, it may reduce transparency and accountability in our financial reporting and decision-making processes. The lack of an independent audit committee may also make it more difficult to identify and prevent fraud or mismanagement. Investors should be aware that this structure could potentially lead to financial reporting issues or conflicts of interest that may negatively affect the value of the Royalty Shares.

Provisions of our Certificate of Formation and our Operating Agreement may delay or prevent a take-over which may not be in the best interests of holders of the Royalty Shares.

Provisions of our Certificate of Formation and the operating agreement may be deemed to have anti-takeover effects, which include, among others, the Manager having sole and exclusive control of our operations and our decision making, thus preventing a takeover attempt.

The preparation of our financial statements involves the use of estimates, judgments and assumptions, and our financial statements may be materially affected if such estimates, judgments or assumptions prove to be inaccurate.

Financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") typically require the use of estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. Significant areas of accounting requiring the application of management's judgment include, but are not limited to, determining the fair value of assets and the timing and amount of cash flows from assets. These estimates, judgments and assumptions are inherently uncertain and, if our estimates were to prove to be wrong, we would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes could harm our business, including our financial condition and results of operations and the price of our Royalty Shares.

Royalty Shares do not represent an ownership interest in the Company and holders of Royalty Shares will not have a right to bring a derivative action.

The Royalty Shares do not represent an ownership interest in the Company and holders of Royalty Shares take no part in the management or control of the Company. Accordingly, holders of Royalty Shares will not have the right to authorize actions, appoint service providers or take other actions as may be taken by shareholders of companies whose shares carry such rights. The Manager may take actions in the operation of the Company that may be adverse to the interests of holders of Royalty Shares and may adversely affect the value of the Royalty Shares. Moreover, because the Royalty Shares do not represent an ownership interest in the Company, holders of Royalty Shares do not have a statutory right under Delaware law to bring a derivative action (i.e., to initiate a lawsuit in the name of the Company in order to assert a claim belonging to the Company against a fiduciary of the Company or against a third-party when the Company's management has refused to do so).

The treatment of the Royalty Shares for U.S. federal income tax purposes is uncertain.

There are no statutory provisions, regulations, published rulings, or judicial decisions that directly address the characterization of the Royalty Shares or instruments similar to the Royalty Shares for U.S. federal income tax purposes. However, although the matter is not free from doubt, the Company intends to treat the arrangement as an investment trust described in Treasury Regulation 301.7701-4(c) for U.S. federal income tax purposes in which the

investor's Royalty Share represents an undivided beneficial interest in the Royalty Streams derived from the Master. Investment trusts are entitled to flow through treatment of the income to the holders of the Royalty Shares.

An investment trust is not classified as a trust if a power exists under the trust agreement to vary the investment of the certificate holders. An investment trust with multiple classes of ownership interests ordinarily is classified as a business entity. However, an investment trust with multiple classes of ownership interests in which no power exists under the trust agreement to vary the investment of the certificate holder is classified as a trust if the trust is formed to facilitate direct investment in its assets and the existence of multiple classes of ownership interests is incidental to that purpose.

All prospective purchasers of the Royalty Shares are advised to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase and ownership of the Royalty Shares (including any possible differing treatments of the Royalty Shares).

Holders of the Royalty Shares will have no right to remove our management or otherwise change our management, even if we are not attaining our objectives.

Holders of the Royalty Shares will have no rights in our management and will have no ability to remove our management. Holders of the Royalty Shares will have no rights to participate in the management of the Company, nor will they have voting rights or the ability to influence business decisions. This means that, even if our management team fails to meet performance objectives, or makes decisions that adversely affect the value of the Royalty Shares, investors will have no ability to remove or replace management.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the Securities in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. Investors may never become an equity holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the <u>Issuer</u> would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the amount determined pursuant to the following schedule: (1) five percent (5%) of any amounts raised up to $500,000.00 in the Offering, (2) four percent (4%) of any amounts raised exceeding $500,000.01 but not exceeding $1,000,000.00 in the Offering, and (3) three percent (3%) of any amounts raised exceeding $1,000,000.00 in the Offering. The Issuer has paid the Intermediary a non-refundable fee of seven thousand five hundred dollars ($7,500.00) related to certain onboarding

expenses. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to Potential Conflicts of Interest

The Issuer, the Manager, Musicow IP and the Offering are controlled, directly or indirectly, by Musicow US and its parent entities and their respective officers, managers and control persons, whose interests may conflict with those of holders of Royalty Shares.

The Manager holds 100% of the beneficial ownership of the Company's membership interests and controls the Company and each series, including Musicow US Vol. 1 LLC – Series 00004 – Something Special. The Manager is funded and controlled by Musicow US. Certain officers, directors, managers and control persons of Musicow US and its parent entities, including Paul Baik, the initial series manager of each series, also serve as officers, managers or control persons of the Issuer, the Manager and Musicow IP and exercise management or control over the acquisition of royalty streams and the conduct of this Offering. As a result, decisions regarding the selection and acquisition of the Master and the Royalty Stream, the valuation of the Royalty Stream, the determination of the Fair Market Value and the offering price, the terms of the Royalty Assignment Agreement and the fees payable to the Manager, Musicow Asset and Musicow IP have been, and will continue to be, made by persons affiliated with one another. These persons owe duties to multiple entities within the Musicow group, may allocate their time and resources among such entities in their discretion and may favor the interests of Musicow US, Musicow IP, the Manager or their respective affiliates over the interests of the Company or the holders of Royalty Shares. Holders of Royalty Shares have no voting rights and no ability to remove the Manager, any series manager or any officer or control person of the Issuer or its affiliates, and will be unable to influence any of the foregoing determinations.

Potential conflicts of interest may arise among Musicow US, Musicow IP, the Manager or its affiliates and the Company. Musicow US, Musicow IP and its affiliates have no fiduciary duties to the Company or holders of Royalty Shares, which may permit them to favor their own interests to the detriment of the Company or holders of Royalty Shares.

The Manager will manage the affairs of the Company. Conflicts of interest may arise among the Manager and its affiliates. As a result of these conflicts, the Manager may favor its own interests and the interests of its affiliates over the Company or holders of Royalty Shares. These potential conflicts include, among others, the following:

- The Company has agreed to indemnify the Manager and its affiliates pursuant to the Operating Agreement;
- To the extent the Manager services clients other than the Company, the Manager is responsible for allocating its own limited resources among different clients and potential future business ventures, to each of which it owes fiduciary duties;
- The Manager and its staff may in the future service, affiliates of the Manager, which may include other music royalty investment vehicles and their respective investors, and may not be able to devote all of its, or their, respective time or resources to the management of the affairs of the Company; and
- The Manager, its affiliates and their respective officers and employees are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with the Company.

By purchasing the Royalty Shares, investors agree and consent to the provisions set forth in the Subscription Agreement.

For a further discussion of the conflicts of interest among the Company, Musicow IP, Musicow US, the Manager, and others, see "*Transactions With Related Persons and Conflicts of Interest.*"

The Company, Musicow IP, Musicow US and the Manager are affiliated with each other.

The services provided by the Manager to the Company pursuant to the Operating Agreement may be provided through other service providers, from time to time, including entities affiliated with the Company, such as the Manager. Because Musicow IP, Musicow US and the Manager are affiliated with each other and the Company, any agreement between the Company and any service providers affiliated with Musicow IP, Musicow US and the Manager are not negotiated on an arm's-length basis. The Manager may be disincentivized from replacing an affiliated service provider due to its affiliated status. In connection with this conflict of interest, holders of Royalty Shares should understand that affiliated service providers may receive fees for directly or indirectly providing services to the Company. In the course of the Manager's management of the Company, the Manager may have an incentive to resolve questions between the Company and the affiliated service providers in favor of the latter.

The Manager and Musicow IP, Musicow US, and their respective officers, managers, directors and employees, will have other business interests and obligations to other entities, including interests and obligations relating to the music industry.

Musicow IP, Musicow US and the Manager each expects to engage in other business activities, including other activities relating to the music industry. Additionally, Musicow IP, Musicow US and the Manager may establish other entities similar to the Company and otherwise engage in other activities. The Manager is not required to operate the Company as its sole and exclusive function and it will have other business interests and will engage in other activities in addition to those relating to the Company. And, while the Company is dependent on the Manager and the Manager's officers and employees to provide essential services pursuant to the Operating Agreement, their other business interests and activities could divert time and attention away from operating the business of the Company.

Paul Baik, the manager for each series of the Company, and the manager of our Manager and Administrator, has control of the Company.

In February 2025, Paul Baik was designated as manager for each series of the Company. Mr. Baik has served as the manager of the Manager and Administrator, Musicow Asset, since July 2024. Mr. Baik has served as the Head of Business for Musicow US, which wholly owns Musicow IP and Musicow Asset, since May 2024 and oversees its business operations. As of the date of this filing, Musicow Asset, our Manager and Administrator, holds a Class A Unit of each series of the Company. Paul Baik is the individual who has voting and dispositive control over the membership interests held by Musicow Asset. Therefore, Paul Baik effectively has control over the Company, which could lead to a conflict of interest where Mr. Baik's interests do not align with those of ordinary members of the Company. The fact that Paul Baik holds multiple leadership roles gives him substantial influence over the Company's

strategic and operational decisions. This concentration of power could lead to situations where decisions are made in a manner that prioritizes his personal or affiliated interests over those of ordinary members or holders of Royalty Shares. Consequently, in scenarios where his interests diverge from the broader member base, there is a heightened risk that the outcomes may not be aligned with the best interests of all members or holders of Royalty Shares. Additionally, because there is limited independent oversight of his decisions, ordinary members and holders of Royalty Shares might have little recourse if conflicts of interest arise, potentially impacting the Company's overall governance and financial performance.

Should we lose the services of Paul Baik, the manager for each series of the Company, and the manager of our Manager and Administrator, our financial condition may be negatively impacted.

Our future depends on the continued contributions of Paul Baik, the manager for each series of the Company, and the manager of our Manager and Administrator, who would be difficult to replace. The services of Mr. Baik are critical to the management of our business and operations. Additionally, we do not maintain key man life insurance on Mr. Baik. Should we lose the services of Mr. Baik and be unable to replace his services with equally competent and experienced personnel, our operational goals and strategies would likely be adversely affected, which will negatively affect the Company.

Holders of Royalty Shares cannot be assured of the Manager's continued services, the discontinuance of which may be detrimental to the Company.

Holders of Royalty Shares cannot be assured that the Manager will be willing or able to continue to serve for any length of time as Manager of the Company pursuant to the Operating Agreement. If the Manager discontinues its activities on behalf of the Company and a substitute manager is not appointed, the Company may experience substantial disruption to its business operations.

Appointment of a substitute administrator will not guarantee the Company's undisrupted operation. Because a substitute administrator may have no experience managing the administration of a music royalty investment vehicle and providing other related management services, a substitute administrator may not have the experience, knowledge or expertise required to ensure that the Company will operate successfully or continue to operate at all.

Holders of Royalty Shares may be adversely affected by the lack of independent advisers representing them.

The Company has consulted with counsel, accountants and other advisers regarding the formation and operation of the Company. No counsel was appointed to represent investors in connection with the formation of the Company or the establishment of the terms of the Subscription Agreement and the Royalty Shares. Moreover, no counsel has been appointed to represent holders of Royalty Shares in connection with an investment in the Royalty Shares. Accordingly, an investor should consult his, her or its own legal, tax and financial advisers regarding the desirability of an investment in the Royalty Shares. Lack of such consultation may lead to an undesirable investment decision with respect to investment in the Royalty Shares.

Currently, the roles of Manager and Administrator are vested in a single entity, Musicow Asset, which also currently holds all the equity interest of the Company in the form of a Class A Unit of each established series, which creates certain risks.

Each series will have an Administrator to handle its daily operations, although the Series Manager(s) retain overall authority over the series, its assets, and its activities. At this time, the roles of Manager and Administrator are vested in a single entity, Musicow Asset, which also currently holds all the equity interest of the Company in the form of Class A Units of each established series which creates the following risks:

- *Concentration of Control*: The dual role of the Manager and Administrator being held by a single entity results in a significant concentration of control. This arrangement will limit the ability of holders of Royalty Shares to influence the management and strategic direction of each series within the Company. Decisions regarding the operation, investment, and distribution policies may be made with the interests of the controlling entity taking precedence over those of other holders.
- *Potential Conflicts of Interest*: The alignment of management, administrative responsibilities, and equity interest in a single entity may give rise to conflicts of interest, particularly in decisions that could affect the valuation of Royalty Shares. While the Company endeavors to operate in a manner that is fair and equitable to all holders, there is an inherent risk that decisions could be made that disproportionately benefit the

Manager or Administrator entity, especially in scenarios involving financial distress or the liquidation of assets.

- *Operational Risk*: The effectiveness of the Company's operations is heavily dependent on the performance and decision-making of the single entity serving as both Manager and Administrator. This concentration of operational roles means that any adverse developments affecting this entity's capacity to fulfill its duties, whether due to financial, legal, or reputational issues, could significantly impact the Company's overall performance and the value of Royalty Shares.
- *Governance and Oversight*: The structure may also impact the governance and oversight mechanisms typically in place to protect investors' interests. The unique position of the Manager and Administrator entity could make it challenging to implement checks and balances that ensure transparent and accountable management practices, thereby increasing the risk to holders of Royalty Shares.
- *Investor Consideration*: Potential investors in Royalty Shares should carefully evaluate the implications of the concentrated control and ownership structure. Although the Series LLC format offers flexibility and segregation of assets and liabilities among different series, the centralization of control in a single entity necessitates thorough due diligence and consideration of the governance structures in place to safeguard investors' interests.

The Company's structure and strategy are designed to maximize operational efficiency and strategic focus. However, the concentration of control and ownership in the Manager and Administrator entity introduces specific risks that could affect the attractiveness and performance of the Royalty Shares being offered. Potential investors are advised to consider these factors in conjunction with the overall merits of the investment opportunity.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Overview

The Company was formed as a Delaware series limited liability company on August 2, 2024. The Company was originally formed to facilitate investment in and manage investors' economic exposure to the Company's contractual rights to receive the royalties, fees, and other income streams, related to or derived from master recordings and musical compositions.

The Company conducts business through its wholly owned subsidiary Musicow IP. Musicow IP will enter into an Artist Agreement with a Featured Artist pursuant to which Musicow IP pays Advances and royalties in exchange for the Master and the right to exploit the same. The Company will enter into a Royalty Assignment Agreement with Musicow IP, and the Company's Manager, pursuant to which Musicow IP will assign only Royalty Streams attributable to the Master, to the Company.

The Company is managed by its sole member and Manager. The Manager is a single-member Delaware limited liability company wholly owned by Musicow US.

The Music Industry

In recent years, the global music industry has continued to experience sustained growth. According to the International Federation of the Phonographic Industry, global recorded music revenues increased approximately 10.2% in 2023 to $28.6 billion, marking the ninth consecutive year of industry growth. More recent industry data indicates that this expansion continued into 2024, with global recorded music revenues reaching approximately $29.6 billion, reflecting continued growth driven primarily by streaming services and expanding digital distribution. Long-term market forecasts also anticipate continued growth in the global music sector through the end of the decade. For example, the Goldman Sachs "Music in the Air" industry outlook projects that the global music market could exceed $50 billion in total revenue by 2030, supported by the ongoing expansion of digital streaming, emerging monetization models, and growth in developing markets.

A primary driver behind this growth has been the rapid adoption of music streaming services. Streaming platforms have significantly increased the accessibility and global distribution of music by allowing listeners to access vast libraries of songs on demand across mobile devices, computers and connected entertainment systems. As streaming penetration continues to expand globally, particularly in emerging markets, the industry has seen increased listener engagement and new revenue streams for artists, labels and rights holders.

Over the past decade, the global music industry has experienced consistent expansion, driven largely by the rise of streaming platforms. By the end of 2023, there were approximately 667 million paid subscription accounts worldwide, contributing to streaming revenues of approximately $19.3 billion, which represented more than two-thirds of total recorded music revenue. Streaming services have continued to grow rapidly into 2024 and 2025. For example, Spotify reported approximately 678 million monthly active users globally, including approximately 268 million premium subscribers, as of early 2025. The continued growth of streaming platforms has expanded global music consumption and increased the commercial potential of recorded music catalogs.

Despite the increased accessibility of music through digital streaming platforms, opportunities for listeners and fans to directly participate in the economic value generated by music remain relatively limited. Currently, there are few widely available mechanisms that allow fans to invest in individual songs, albums, or royalty streams associated with musical works. As a result, a gap remains between the growing global consumption of music and the ability for listeners to participate financially in the music assets they enjoy. As the music industry continues to evolve and grow, the development of new models that enable broader participation in music-related investments could help bridge this gap and provide additional avenues for fan engagement while creating new sources of capital for artists and rights holders.

Organizational and Capital Structure

The following diagram reflects our organizational structure:


MUSICOW US, INC.
(DE, Mar 2022)
100%
Musicow IP US LLC
(DE, Jul 2024)
100%
Musicow Asset US LLC
(DE, Jul 2024)
100%
Musicow US Vol. 1 LLC
(Series)
(DE, Aug 2024)

(1) Musicow US, Inc., a Delaware corporation ("**Musicow US**"), which wholly owns Musicow IP US LLC and Musicow Asset.

(2) Musicow IP US LLC, a Delaware limited liability company ("**Musicow IP**"), which is a wholly owned subsidiary of Musicow US, will enter into an Artist Agreement with the Featured Artist.

(3) Musicow Asset US LLC, a Delaware limited liability company ("**Musicow Asset**"), is the sole member and Manager of the Company, as well as the administrator of the Company, and is a single-member company wholly owned by Musicow US.

(4) Musicow US Vol. 1 LLC, a Delaware registered series limited liability company, the applicable series of which will enter into a Royalty Assignment Agreement with Musicow IP, and the Company's Manager, pursuant to which Musicow IP will assign only the Royalty Streams to the Company. The Company will facilitate and manage investors' economic exposure to the Royalty Streams by issuing Royalty Shares.

Competition

While there are currently few businesses that have pursued a strategy or investment objective similar to ours, other businesses may emerge in the future operating in ways that are competitive against our business model. Such competition could have a negative impact on the demand for, and price of, the Royalty Shares.

While the majority of transactions continue to be peer-to-peer with very limited public information, other market players continue to play an increasing role. Most of our current and potential competitors such as Jukebox Hits Vol. 1 LLC ("**JKBX**") and RoyaltyTraders LLC dba SongVest ("**SongVest**"), have significantly greater financial, marketing and other resources than we do and may be able to devote greater resources sourcing the Royalty Streams for which Musicow IP competes. In addition, almost all of these competitors, in particular JKBX and SongVest, have longer operating histories and greater name recognition than we do and are focused on a more established business model.

There are also start-up models around shared ownership of royalty rights and royalty streams developing in the industry, which will result in additional competition for Royalty Streams. With the continued increase in popularity in certain music assets we expect competition for the Royalty Streams to such music assets to intensify in the future. Increased competition may lead to increased prices, which will reduce the potential value appreciation that investors may be able to achieve by owning Royalty Shares.

Our strategic approach to differentiation and competition is underpinned by our proprietary technology and broader access to domestic and international artists who control Royalty Streams.

We seek to, but may not be able to, effectively compete with such competitors.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country

N/A	N/A	N/A	N/A	N/A	N/A

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

General Regulations

Federal and state laws and regulations apply to many key aspects of our business. Any actual or perceived failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil and criminal liability, private litigation, reputational harm, or constraints on our ability to continue to operate. It is also possible that current or future laws or regulations could be enacted, interpreted or applied in a manner that would prohibit, alter or impair our existing or planned lines of business, or that could require costly, time-consuming, or otherwise burdensome compliance measures. As our business expands, our compliance requirements and costs may increase and we may be subject to increased regulatory scrutiny. Claims arising out of actual or alleged violations of law could be asserted against the Company by individuals or governmental authorities and could expose the Company, any of its affiliates or any Series to significant damages or other penalties, including revocation or suspension of the licenses necessary to conduct business and fines.

Music Industry Regulation

The music industry operates under a comprehensive legal and regulatory framework primarily designed to protect intellectual property, ensure fair compensation for creators, and regulate the distribution and licensing of music across multiple platforms. At the core of this framework is the U.S. Copyright Act of 1976, which provides creators with exclusive rights over their music, including reproduction, distribution, performance, and derivative works. For music created after 1978, copyrights generally extend for the life of the author plus 70 years. Key amendments, such as the Music Modernization Act (MMA) of 2018, updated copyright law to reflect modern digital needs. The MMA established blanket licenses for digital streaming, extended federal copyright protection to sound recordings made before 1972, and allocated royalties to producers and engineers under the Allocation for Music Producers (AMP) Act. These provisions allow streaming services to efficiently acquire licenses for music use while ensuring royalty compensation for all stakeholders.

Royalty rights are typically managed through Performance Rights Organizations (PROs) like ASCAP, BMI, and SESAC, which license public performances, collect royalties, and distribute them to songwriters and publishers. Organizations like SoundExchange and the Mechanical Licensing Collective (MLC) also play vital roles. SoundExchange collects digital performance royalties from non-interactive streaming services (like satellite radio), and the MLC manages mechanical royalties from streaming services under the MMA, ensuring fair payments to songwriters and publishers. The Federal Communications Commission (FCC) regulates radio broadcasts, requiring traditional and digital broadcasters to pay royalties, though traditional broadcasters are only required to compensate for compositions and not for sound recordings. Digital broadcasters and streaming platforms, however, must pay royalties for both compositions and recordings, primarily through SoundExchange for sound recordings.

Digital rights management in the U.S. is largely guided by the Digital Millennium Copyright Act (DMCA), which addresses online copyright infringement, particularly on user-generated content platforms. The DMCA offers safe harbor protections for online platforms that remove infringing content when notified. Additionally, the DMCA restricts circumventing digital rights management (DRM) technologies that protect copyrighted works from unauthorized use. Internationally, the music industry adheres to treaties like the Berne Convention, which requires member countries to respect each other's copyrights, and the WIPO Performances and Phonograms Treaty, which extends protections to performers and producers globally, with a focus on digital rights.

In recent years, the rise of streaming services has altered royalty structures. Streaming generates multiple royalty types, such as mechanical and performance royalties for public performances and sound recording royalties. Mechanical royalties are paid for the reproduction of music (digital or physical) and are managed by the MLC, while performance royalties are collected by PROs and paid to songwriters and publishers. Sound recording royalties, collected by SoundExchange, are distributed to artists and labels for digital broadcasts. The U.S. also has a compulsory licensing system under the Copyright Act, allowing entities to cover songs by paying a statutory rate. Digital performance rights for streaming are similarly governed, with organizations like SoundExchange ensuring compliance.

The Department of Justice (DOJ) has issued antitrust consent decrees to regulate the operations of ASCAP and BMI, preventing monopolistic practices in licensing. Disputes over royalty rates under these decrees are addressed in a federal rate court, ensuring reasonable rates for users while protecting creators. The Internal Revenue Service (IRS) and other tax authorities also regulate royalties as taxable income, with specific withholding requirements for foreign royalty recipients. U.S.-based music companies distributing royalties abroad must comply with the Foreign Account Tax Compliance Act (FATCA), ensuring transparency and compliance for foreign payments.

Consumer Protection Regulation

The Consumer Financial Protection Bureau and other federal and state regulatory agencies, including the FTC, broadly regulate financial products, enforce consumer protection laws applicable to credit, deposit and payments, and other similar products, and prohibit unfair and deceptive practices. Such agencies have broad consumer protection mandates, and they promulgate, interpret and enforce laws, rules and regulations, including with respect to unfair, deceptive and abusive acts and practices that may impact or apply to our business. For example, under federal and state financial privacy laws and regulations, we must provide notice to Investors of our policies on sharing non-public information with third parties, among other requirements. In addition, under the Electronic Fund Transfer Act, we may be required to disclose the terms of our electronic fund transfer services to consumers prior to their use of the service, among other requirements.

USA Patriot Act

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Patriot Act) is intended to strengthen the ability of U.S. law enforcement agencies and intelligence communities to work together to combat terrorism on a variety of fronts. The Patriot Act, to which we are subject, has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act required us to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers.

Litigation

The Issuer is not subject to any current litigation or threatened litigation. From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	5.00%	$10,000	3.75%[1]	$75,000
Miscellaneous Costs Associated with the Artist Agreement and Royalty Assignment Agreement	80.50%	$161,000	80.80%	$1,616,000
Organizational Costs	14.50%	$29,000	15.45%	$309,000
Total	**100%**	**$200,000**	**100%**	**$2,000,000**

We plan to use the proceeds from the Offering to pay Musicow IP the consideration for the assignment of the Royalty Stream under the applicable Royalty Assignment Agreement, and to pay the disclosed offering expenses. The amount of proceeds remaining after payment of the assignment consideration and such offering expenses will be applied as partial reimbursement of the Company's organizational and offering costs and expenses. Many of the amounts set forth in the table above represent our best estimate since they cannot be precisely calculated at this time. As the proceeds raised in this Offering primarily will be used to pay the consideration for the assignment of the Royalty Stream described herein (subject to the payment of any disclosed offering expenses), we do not anticipate that the number of Royalty Shares sold in this Offering will change our use of proceeds in any material way. The Company reserves the right to modify the use of proceeds.

We plan to achieve these goals by working with Musicow IP which sources master recordings and negotiates and enters into featured artist agreements, recording agreements, and similar agreements related to such master recordings and the associated revenue streams, and which thereafter assigns the Royalty Stream to the Company under the Royalty Assignment Agreement. The Royalty Stream provides the Company with the right to revenue generated from the exploitation of such master recordings by third parties, including revenue from streaming, synchronization, performances, neighboring rights and SoundExchange royalties, downloads, physical sales and other forms of usage in films, television and advertisements.

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[1] The percentage allocated for the Intermediary fee if the Maximum Offering Amount is raised represents a blended rate based on the five percent (5%) hurdle on the first $500,000 raised in the Offering, four percent (4%) hurdle on any amounts raised exceeding $500,000.01 but not exceeding $1,000,000.00 in the Offering, and the three percent (3%) hurdle on amounts raised exceeding $1,000,000.00 in the Offering.

MANAGERS, OFFICERS, AND KEY PERSONS

The Company is a manager-managed, registered series limited liability company. A designated Company manager, Musicow Asset, is responsible for overall management of the Company. Each individual series within the Company will also be managed by one or more series managers, chosen by the Company's Manager. If a series has more than one series manager, any action or decision to be made by a series manager will be binding, and the series managers do not need to agree with each other for an action to be taken or a decision to be made. This management structure remains in place unless the series is dissolved, or the Manager or a series manager is removed or replaced as specified in the Company's Operating Agreement.

The Manager has broad authority over the overall business operations of the Company, except where authority for a particular series is vested in that series' manager or managers. For each series, the series manager or managers have full control over that series' operations, such as deciding how to use assets, manage finances, and negotiate contracts. In February 2025, Paul Baik was designated as the initial manager for each series. The Class A Member of each series has the authority to remove or replace its series managers. Decisions and actions by the series manager(s) regarding each series are final and binding, and they may appoint others, like officers or agents, to help manage series affairs. Members of the series, meaning the unit holders, generally do not have any power over series management unless specified in the Company's Operating Agreement. Additionally, holders of Royalty Shares do not have any power over series management.

An administrator designated by the series manager(s) will also have certain powers as provided in the Company's Operating Agreement. Additionally, the Company Manager can adopt a policy for how non-series-specific items are allocated across all series based on each series' asset value, with the flexibility to amend this policy as needed.

Actions by Series Manager(s)

Pursuant to the Company's Operating Agreement, a series cannot take the following actions or agree to take the following actions without the prior approval of the Series Manager(s):

- *Contracts or Agreements with Large Obligations*: If the series plans to enter any contract or agreement that could create a liability or obligation over $10,000, the series manager's approval is required unless the costs are directly related to managing the series assets.
- *Administrator Replacement*: Any decision to replace the series' administrator must have the series manager's approval.
- *Issuing Units*: The initial sale or issuance of units (ownership interests) require approval from the series manager(s).
- *Tax Elections*: Any changes to the series' tax election must be approved by the series manager(s).
- *Modifying Official Documents*: Changes to the series' official registration document or certificate, or any amendments to the overall agreement that would apply to the series, need approval from the series manager(s).
- *Sale of Assets*: Any sale of most or all of the series' assets requires the series manager(s)' approval.
- *Elective Dissolution*: If the series is dissolved voluntarily (not because of a mandatory requirement), it must be approved by the series manager(s).

Company Officers

The Company's Manager can appoint or replace Company Officers at any time, giving them authority and specific roles as needed to act on behalf of the Company. These officers hold their positions for terms set by the Manager, who can also remove them without cause if desired. Company Officers, acting within their given powers, represent the Company, and their actions bind the Company legally.

Similarly, Series Managers can appoint or replace Series Officers for their respective series, giving them titles and powers to act on behalf of that series. Like Company Officers, Series Officers hold their roles for terms set by a Series Managers and can be removed at any time. Actions taken by Series Officers within their designated authority bind their respective series.

Generally, officers of the Company and each series are expected to act with the typical rights, powers, and responsibilities of officers in similar roles within Delaware limited liability companies. Each officer has a fiduciary duty of loyalty and care, as outlined by Delaware law. However, officers, managers, and employees of the Company and its series can also pursue outside business interests, even those that may compete with the Company, as long as

they do not use confidential Company information or control a significant stake (5% or more) in competing public companies.

Administrator

Each series will have an Administrator to handle its daily operations, though the Series Manager(s) retain overall authority over the series, its assets, and its activities. Initially, Musicow Asset will serve as the Administrator for each series, but the Series Manager(s) can replace the Administrator at any time.

Company Officers and Series Managers

As of the date hereof the Series Manager of the Company is as follows:

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Paul Baik	Series Manager	In February 2025, Paul Baik was designated as manager for each series of the Company. Mr. Baik has served as the manager of the Manager and Administrator, Musicow Asset, since July 2024. Mr. Baik has served as the Head of Business for Musicow US, which wholly owns Musicow IP and Musicow Asset, since May 2024 and oversees its business operations. Prior to joining Musicow, he worked at prominent financial advisory firms and Fortune 500 companies in various roles. Notable roles included serving as Vice President, Restructuring at Province, Inc. (2021-2024), Co-Founder and Senior Director at several startups (2018-2021), Director, Corporate Development at Samsung (2012-2018), and Associate Director, Digital Strategy & Business Development at Warner Music Group (2009-2012). Before that, he spent three years (2005-2008) as an investment banker at Deutsche Bank advising some of the world's largest companies on an array of strategic and financial issues.	Bachelor's Degree in Business Administration from the University of Michigan-Ann Arbor in 2005

Officers, Significant Employees, Significant Employees of the Manager and Administrator

The Company's Manager and Administrator is Musicow Asset. As of the date hereof, Paul Baik is the manager of the Company's Manager. Please see the biographical information for Paul Baik detailed above.

Limited Liability and Indemnification of the Manager, the Administrator and Others

Our Operating Agreement limits the liability of the Manager, the managers of each series, any members of our Company, and any person who is an officer of our Company and the Administrator and/or its affiliates. To the maximum extent permitted by Delaware law, and specifically, 6 Del. C. § 18-1101, none of the foregoing persons shall be liable to us or the Administrator or any other of our members for any action taken or omitted to be taken by it or by other person with respect to us.

Insofar as the foregoing provisions permit indemnification of the Manager, series managers, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Industry Expertise

We believe that Musicow IP's access to well-known artists, creators and musicians, provides investors in the Royalty Shares with a unique investment opportunity. To provide investors with these opportunities in the first instance, we benefit from the expertise of Musicow IP, and its ability to identify and source, and secure access to, Royalty Streams in a manner that individual investors are unlikely to be able to achieve on their own.

Musicow IP is engaged in the acquisition of music IP rights as well as the production of music unrelated to the business of the Company.

Marcus W. Sanchez is the Chief Executive Officer of Musicow US. With over 20 years of experience, he has built a career at the intersection of music and technology. He began by managing songwriters, artists, and producers before transitioning into a leading audio technology executive.

Marcus has placed over 40 hit records with artists such as Rihanna, Chris Brown, Usher, Natasha Bedingfield, Omarion, and Kelly Rowland. He previously served as Head of Music at Monster Cable/Beats by Dre, known as the "Music Monster," and later as Head of Marketing for Audeze Headphones, a Warner Music Group company, where he helped expand its global presence into Apple stores. He then brought his extensive industry expertise to JYP Entertainment US as Vice President of Publishing.

We believe that Marcus' career, experience, and relationships in the music industry will likely provide the Company, Musicow IP, and its affiliates with opportunities to originate access to Royalty Streams that, to the Company's knowledge, have generally been unavailable to individual investors.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this filing, Musicow Asset, the Company's Manager and Administrator, holds a Class A Unit of each series of the Company, and 100% of the beneficial ownership of the Company's membership interests is held by the Manager and Administrator.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has zero additional securities outstanding.

Outstanding Debt

As of December 31, 2025, the Company had $88,635 due to a related party, the Manager/Administrator. See the section entitled "*Transactions with Related Persons and Conflicts of Interest*" for additional information.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Musicow Asset US LLC[2]	1 Class A Unit of each series of the Company	100%

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[2] As of the date of this filing, Musicow Asset, the Company's Manager and Administrator, holds a Class A Unit of each series of the Company. Musicow Asset is the Company's Manager and the administrator of each series. Musicow Asset is a wholly owned subsidiary of Musicow US, a Delaware corporation. Paul Baik is the individual who has voting and dispositive control over the membership interests held by Musicow Asset.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of April 30, 2026, the Issuer had an aggregate of $33,099 in cash and cash equivalents, leaving the Issuer with approximately 5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Issuer may conduct, during or after this Offering, one or more offerings of its securities to certain investors satisfying the eligibility requirements of the applicable exemption from the registration requirements of the Securities Act, including, but not limited to, Regulation A (any such offering, a "**Potential Concurrent Offering**"). Investors solicited through this Offering, or with whom the Issuer had not established a substantive relationship prior to the commencement of this Offering, will not be permitted to participate in any Potential Concurrent Offering, except as otherwise permitted under the Securities Act and, if applicable, the non-exclusive safe harbors set forth in Rule 152(b).

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Unit of MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All	$100	1	General Working Capital	February 28, 2025	Section 4(a)(2)
Class A Unit of MUSICOW US VOL. 1 LLC - Series 00002 – Should've Seen This Coming to	$100	1	General Working Capital	June 9, 2025	Section 4(a)(2)
Class A Unit of MUSICOW US VOL. 1 LLC - Series 00003 – Western Feels	$100	1	General Working Capital	June 10, 2025	Section 4(a)(2)
Royalty Shares - MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All	$20 per Royalty Share; Gross Proceeds of $7,640	382	Acquisition Costs of Royalty Rights	August 14, 2025	Reg A
Royalty Shares - MUSICOW US VOL. 1 LLC - Series 00002 – Should've Seen This Coming	$20 per Royalty Share; Gross Proceeds of $3,020	151	Acquisition Costs of Royalty Rights	November 19, 2025	Reg A

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- On February 28, 2025, we sold and issued one (1) Class A Unit of each of MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All to our Manager in exchange for $100.00.
- On June 9, 2025, we sold and issued one (1) Class A Unit of MUSICOW US VOL. 1 LLC - Series 00002 – Should've Seen This Coming to our Manager in exchange for $100.00.
- On June 10, 2025, we sold and issued one (1) Class A Unit of MUSICOW US VOL. 1 LLC - Series 00003 – Western Feels to our Manager in exchange for $100.00.
- The Administrator may receive an Administrative Fee for its services and for managing the acquisition of assets for each series and in consideration of structuring and completing the acquisition of the assets of a series. Also, the Manager will receive an administrative fee for the Manager's support equal to 5% of the Fair Market Value, as such term is defined in and pursuant to the Royalty Assignment Agreement. This is a one-time fee for each series that will be paid at the time of closing of the applicable series offering. See the compensation arrangements discussed in the sections titled "*Summary of Our Operating Agreement*" and "*Managers, Officers, and Key Persons.*"
  - To date, the Manager has received an administrative fee of $293.85 for MUSICOW US VOL. 1 LLC - Series 00001 - Mr. Know It All and of $116.15 for MUSICOW US VOL. 1 LLC – Series 00002 – Should've Seen This Coming.
- As of December 31, 2025, the Company had $88,635 due to a related party, the Manager/Administrator, including $10,325 in operational expenses on behalf of the Company, which were treated as a deemed capital contribution and $58,635 in lease expenses, which remains outstanding in full, is non-interest bearing, and is considered payable on demand.
- Pursuant to that certain Royalty Assignment Agreement, Musicow IP retains a 10% administration fee from royalty income collected and remits the remaining amounts to the Company for distribution to investors. In addition, the Company pays Musicow IP an amount equal to the fair market value plus 25% of net proceeds from Royalty Shares sold. Musicow Asset provides administrative and platform-related services in connection with the offering and management of Royalty Shares and is entitled to fees, including administrative fees based on the fair market value of the underlying assets. Royalty income from the underlying musical works will be collected by Musicow IP and remitted to the Company, net of applicable fees. These arrangements relate to the Company's royalty sharing liability (see Note 5 in the Financial Statements).
- On January 1, 2025, the Company entered into a loan agreement with Musicow IP for $5,000, non-interest-bearing and all amounts due on December 31, 2025. On June 27, 2025, the Company entered into a loan agreement with Musicow IP for $25,000, non-interest-bearing and all amounts due on June 26, 2026. As of December 31, 2025, both loans remain outstanding in full.
- On January 23, 2026, the Company entered into a loan agreement with Musicow US for $100,000 at an interest rate of 3.18% per annum. The loan matures on January 31, 2031, and the principal is payable in full at maturity.

Our Management will have other business interests and obligations to other entities

Generally, officers of the Company and each series are expected to act with the typical rights, powers, and responsibilities of officers in similar roles within Delaware limited liability companies. Each officer has a fiduciary duty of loyalty and care, as outlined by Delaware law. However, officers, managers, and employees of the Company and its series can also pursue outside business interests—even those that may compete with the Company—as long as they do not use confidential Company information or control a significant stake (5% or more) in competing public companies.

The Company and/or its respective affiliates, shareholders, members, partners, managers, officers, directors and employees will devote as much time to our affairs as is reasonably required in the judgment of the Company as applicable. Such affiliates, shareholders, members, partners, managers, officers and employees will not be precluded from engaging directly or indirectly in any other business or other activity, including the same type of business as conducted by the Company.

None of the officers or managers of the Company will be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not otherwise breach their agreements with the Company. We are dependent on these persons to successfully operate the Company. Their other business interests and activities could divert time and attention from operating the Company.

The holders of the Royalty Shares will have no voting rights. Accordingly, holders of the Royalty Shares will be relying on the judgment of the Company's management as to the operations of the Company.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.musicow.io.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Musicow US Vol. 1 LLC
By: Musicow Asset US LLC, its Manager

/s/ Paul Baik   *Paul Baik*
_____
(Signature)

Paul Baik
_____
(Name)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Musicow Asset US LLC, Manager of Musicow US Vol. 1 LLC

/s/ Paul Baik   *Paul Baik*
_____
(Signature)

Paul Baik
_____
(Name)

Manager
_____
(Title)

June 22, 2026
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

ITEM 7. FINANCIAL STATEMENTS

MUSICOW US VOL. 1 LLC

A DELAWARE SERIES LIMITED LIABILITY COMPANY
CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT
AS OF DECEMBER 31, 2025 AND 2024, FOR THE YEAR ENDED DECEMBER 31, 2025 AND FOR THE PERIOD FROM AUGUST 2, 2024 (INCEPTION) TO DECEMBER 31, 2024

MUSICOW US VOL. 1 LLC

TABLE OF CONTENTS

F-1



To the Managing Member of
Musicow US Vol. 1 LLC
Wilmington, DE

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Musicow US Vol. 1 LLC (the "Company") on a consolidated basis, which comprises the consolidated balance sheets of the Company as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in members' equity/(deficit), and cash flows for the year ended December 31, 2025 and for the period from August 2, 2024 (inception) to December 31, 2024, and the related notes to the consolidated and consolidating financial statements. We have audited the accompanying financial statements of each listed Series of the Company, which comprise each listed Series' balance sheet as of December 31, 2025, and the related statements of operations, changes in members' equity/(deficit), and cash flows for the year then ended for each listed Series, and the related notes to each listed Series' financial statements.

In our opinion, the consolidated financial statements and each Series' financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, the financial position of each listed Series as of December 31, 2025, the results of the consolidated operations and its cash flows for the periods ended December 31, 2025 and 2024, and the results of each listed Series' operations and cash flows for the period ended December 31, 2025, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and Each Series' Financial Statements section of our report. We are required to be independent of the Company and each listed Series and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's and Each Listed Series' Ability to Continue as a Going Concern

The accompanying consolidated financial statements and each listed Series' financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the consolidated financial statements, the Company nor its Series have not generated revenues or profits to date, has incurred a consolidated net loss of $133,816 for the year ended December 31, 2025, and as of December 31, 2025, had a consolidated working capital deficit of $94,171 and an accumulated deficit of $143,796. The Company and each listed Series are also reliant upon its manager to fund its current and future obligations. These factors, among others, raise substantial doubt about the Company's ability and each listed Series' ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements and each listed Series' financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements and Each Series' Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements and each listed Series' financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1312 17th Street, #462| Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the consolidated financial statements and each listed Series' financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability and each listed Series' ability to continue as a going concern within one year after the date that the consolidated financial statements and each listed Series' financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements and Each Series' Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole as of December 31, 2025 and 2024 and for the periods then ended and each listed Series' financial statements as of December 31, 2025 and for the period then ended are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements or each Series' financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements and each listed Series' financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements and each listed Series' financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control or each listed Series' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements and each listed Series' financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability and each listed Series' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC
Denver, Colorado
April 16, 2026

Artesian CPA, LLC

1312 17th Street, #462| Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

MUSICOW US VOL. 1 LLC
CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024

	Series 00001	Series 00002	Series 00003	Unallocated	Consolidated	December 31, 2024 Consolidated
			December 31, 2025			
ASSETS						
Current assets:						
Cash and cash equivalents	$ 100	$ -	$ -	$ 3,466	$ 3,566	$ -
Subscription receivable	-	100	100		200	
Deferred offering costs	-	-	-	-	-	37,220
Total current assets	100	100	100	3,466	3,766	37,220
Intangible assets	5,877	2,323	-	-	8,200	-
Total assets	$ 5,977	$ 2,423	$ 100	$ 3,466	$ 11,966	$ 37,220
LIABILITIES AND MEMBERS EQUITY/(DEFICIT)						
Current liabilities						
Due to related party	$ -	$ -	$ -	$ 88,635	$ 88,635	$ -
Royalty sharing liability	6,645	2,657	-	-	9,302	-
Total liabilities	6,645	2,657	-	88,635	97,937	-
Members' equity/(deficit):						
Members' capital	100	100	100	-	300	-
Contributions	-	-	-	57,525	57,525	47,200
Accumulated deficit	(768)	(334)	-	(142,694)	(143,796)	(9,980)
Total members' equity/(deficit)	(668)	(234)	100	(85,169)	(85,971)	37,220
Total liabilities and members' equity/(deficit)	$ 5,977	$ 2,423	$ 100	$ 3,466	$ 11,966	$ 37,220

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

MUSICOW US VOL. 1 LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025 AND FOR THE PERIOD FROM AUGUST 2, 2024 (INCEPTION) TO DECEMBER 31, 2024

| | For the year ended December 31, 2025 | | | | | For the period from August 2, 2024 (Inception) to December 31, 2024 |
	Series 00001	Series 00002	Series 00003	Unallocated	Consolidated	Consolidated
Revenues	$ -	$ -	$ -	$ -	$ -	$ -
Cost of revenues	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-
Operating expenses:						
General and administrative expenses	768	334	-	133,272	134,374	9,980
Total operating expenses	768	334	-	133,272	134,374	9,980
Loss from operations	(768)	(334)	-	(133,272)	(134,374)	(9,980)
Other income:						
Offering income	-	-	-	1,358	1,358	
Net loss before income taxes	(768)	(334)	-	(131,914)	(133,016)	(9,980)
Income taxes	-	-	-	(800)	(800)	-
Net loss	$ (768)	$ (334)	$ -	$ (132,714)	$ (133,816)	(9,980)
Weighted average membership interests	1	1	1	-	-	N/A
Net loss per membership interest	$ (768)	$ (334)	-	-	N/A	N/A

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

MUSICOW US VOL. 1 LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2025 AND FOR THE PERIOD FROM AUGUST 2, 2024 (INCEPTION) TO DECEMBER 31, 2024

	Series 0001			Series 0002			Series 0003			Unallocated			Consolidated		
	Members' capital	Accumulated deficit	Total members' equity/ (deficit)	Members' capital	Accumulated deficit	Total members' equity/ (deficit)	Members' capital	Accumulated deficit	Total members' equity/ (deficit)	Members' capital	Accumulated deficit	Total members' equity/ (deficit)	Members' capital	Accumulated deficit	Total members' equity/ (deficit)
Balances at August 2, 2024 (inception)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Contributions	-	-	-	-	-	-	-	-	-	47,200	-	47,200	47,200	-	47,200
Net loss	-	-	-	-	-	-	-	-	-	-	(9,980)	(9,980)	-	(9,980)	(9,980)
Balances at December 31, 2024	-	-	-	-	-	-	-	-	-	47,200	(9,980)	37,220	47,200	(9,980)	37,220
Issuance of Class Aunt	100	-	100	100	-	100	100	-	100	-	-	-	300	-	300
Deemed contribution from member	-	-	-	-	-	-	-	-	-	10,325	-	10,325	10,325	-	10,325
Net loss	-	(768)	(768)	-	(334)	(334)	-	-	-	-	(132,714)	(132,714)	-	(133,816)	(133,817)
Balances at December 31, 2025	$ 100	$ (768)	$ (668)	$ 100	$ (334)	$ (234)	$ 100	$ -	$ 100	$ 57,525	$ (142,694)	$ (85,169)	$ 57,825	$ (143,796)	$ (85,972)

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

MUSICOW US VOL. 1 LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025 AND FOR THE PERIOD FROM AUGUST 2, 2024 (INCEPTION) TO DECEMBER 31, 2024

	Series 00001	Series 00002	Series 00003	Unallocated	Consolidated	For the period from August 2, 2024 (Inception) to December 31, 2024 Consolidated
			December 31, 2025			
Cash flows from operating activities:						
Net loss	$ (768)	$ (334)	$ -	$ (132,714)	$ (133,816)	$ (9,980)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:						
Deemed contribution-expenses paid by member	-	-	-	10,325	10,325	47,200
Write off of deferred offering costs	-	-	-	37,220	37,220	-
Expenses paid on Company's behalf	-	-	-	58,635	58,635	-
Net cash provided by/(used in) operating activities	(768)	(334)	-	(26,534)	(27,636)	37,220
Cash flows from investing activities:						
Intangible assets	(5,877)	(2,323)	-	-	(8,200)	-
Net cash provided by/(used in) investing activities	(5,877)	(2,323)	-	-	(8,200)	-
Cash flows from financing activities:						
Proceeds from issuance of share capital	100	-	-	-	100	-
Proceeds from royalty shares	6,645	2,657	-	-	9,302	-
Proceeds from loan, related party	-	-	-	30,000	30,000	-
Offering costs paid	-	-	-	-	-	(37,220)
Net cash provided by/(used in) financing activities	6,745	2,657	-	30,000	39,402	(37,220)
Net change in cash	100	-	-	3,466	3,566	-
Cash at beginning of year	-	-	-	-	-	-
Cash at end of year	$ 100	$ -	$ -	$ 3,466	$ 3,566	$ -
Supplemental disclosure of cash flow information:						
Cash paid for interest	$ -	$ -	$ -	$ -	$ -	$ -
Cash paid for taxes	$ -	$ -	$ -	$ -	$ -	$ -
Supplemental disclosure of non-cash flow information:						
Deemed contribution-expenses paid by member	$ -	$ -	$ -	$ 10,325	$ 10,325	$ 47,200

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

F-7

MUSICOW US VOL. 1 LLC
NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, FOR THE YEAR ENDED DECEMBER 31, 2025, AND FOR THE PERIOD FROM AUGUST 2, 2024 (INCEPTION) TO DECEMBER 31, 2024

NOTE 1: NATURE OF OPERATIONS

Musicow US Vol. 1 LLC (the "Company") is a Delaware series limited liability company formed on August 2, 2024 under the laws of Delaware. The Company fractionalizes the royalty revenue interests in certain music copyrights or royalty rights to such copyrights purchased from an artist by a related party into a Series of the Company and sells the interests on an offering platform. The related party, Musicow IP US LLC ("Musicow IP"), purchases the copyrights or royalty rights to such copyrights and then enters into a royalty sharing agreement (the "Royalty Sharing Agreement") with the applicable series of the Company in order to fractionalize the royalty revenue stream and sell the fractionalized interests on an offering platform. Each royalty right is held by a separate series of limited liability interests, or "Series", that management establishes. The Company overall is managed by Musicow Asset US LLC (the "Company Manager") and each Series is managed by Paul Baik (the "Series Manager"). The Company Manager, with respect to the Company, and the Series Managers with respect to each Series (each, a "Manager"), will be the managers of the Company and each Series, as applicable, for all purposes.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

During the year ended December 31, 2025, the Company continued its organizational and operational development activities. The Company's operations remain in early stages and it continues to incur operating and administrative expenses. The Company is dependent upon additional capital resources to sustain its operations and is subject to significant risks and uncertainties, including its ability to generate sufficient revenue and achieve profitability.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

<u>Use of Estimates</u>

The preparation of the consolidated and consolidating financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of the Company and its Series required to be consolidated under generally accepted accounting principles. Separate financial statements are presented for the Series. All intercompany transactions and balances are eliminated in consolidation.

Significant Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in a host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, or competition. These adverse conditions could affect the Company's financial condition and the results of its operations. The Company is subject to customary risks and uncertainties associated with development of new technology and operating a business, including, but not limited to, the need for protection of intellectual property dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

As of December 31, 2024, the Company had capitalized $37,220 in deferred offering costs, which were incurred by the Manager and recorded as deemed contributions.

As of December 31, 2025, the Company initially held $37,220 of offering-related costs that were initially deferred. Upon evaluation, management determined that these costs were not directly attributable to the offerings of Series 00001 and Series 00002 completed during the year and, consistent with the liability classification of the royalty shares, do not meet the criteria for capitalization. Accordingly, such costs were written off and recognized as expense in the consolidated and consolidating statements of operations for the year ended December 31, 2025.

General and Administrative Expenses

General and administrative expenses consist primarily of professional fees, accounting and legal costs, organizational expenses, rent expense, office and administrative costs, offering costs written off, and other general corporate overhead expenses incurred in the normal course of business. These costs are recognized as incurred.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions.

See Independent Auditor's Report.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated and consolidating balance sheets approximate their fair value.

<u>Revenue Recognition</u>

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) identify the contract with a customer;
2) identify the performance obligations in the contract;
3) determine the transaction price;
4) allocate the transaction price to performance obligations in the contract; and
5) recognize revenue as the performance obligation is satisfied.

For the year ended December 31, 2025, no revenue has been earned or recognized by the Company or its Series.

<u>Organizational Costs</u>

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

See Independent Auditor's Report.

<u>Allocation Policy</u>

The Company Manager may adopt an allocation policy which shall provide that items not related to a specific Series will be allocated across all Series pro rata based upon the value of the underlying series properties, as determined by the Company Manager. The Company Manager may amend the allocation policy in its sole discretion from time to time.

<u>Income Taxes</u>

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns. The Company intends to elect for the Company and each of its Series to be taxed as a corporation; however, such election had not been made as of December 31, 2025.

The Company intends to operate such that the arrangements with royalty holders will qualify to be treated for U.S. federal income tax purposes as an investment trust, and not as a business entity. However, given the highly complex nature of the rules governing trusts and partnerships, the ongoing importance of factual determinations, the lack of direct guidance with respect to the application of tax laws to the activities the Company is undertaking and the possibility of future changes in the Company's circumstances, it is possible that the arrangements will not qualify to be taxable as an investment trust for any particular year. If the Company's arrangement does not qualify as an investment trust, it may default to a business entity that is characterized as a partnership. Then, the trading of royalty shares on an alternative trading system such as the ATS may, under Section 7704 of the Code, cause the partnership to be characterized as a publicly traded partnership that is treated and taxed as a corporation, and not as a partnership, for U.S. federal income tax purposes.

If, for any reason, the arrangement is or becomes taxable as a corporation for U.S. federal income tax purposes, the investors will not be entitled to flow through tax treatment. Instead, the business entity will be required to pay a corporate level income tax on its net income, and distributions to investors will be subject to a shareholder level income tax as a dividend to the extent of the business entity's earnings and profits.

The arrangement's failure to qualify as an investment trust for U.S. federal income tax purposes could have a material adverse effect on the Company, our investors, and the value of the royalty shares.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated and consolidating financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

See Independent Auditor's Report.

F-11

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction. The Company intends for each Series to make an election to be taxed as a corporation.

Earnings/(Loss) per Membership Interest

Upon completion of an offering, each Series comply with the accounting and disclosure requirement of ASC Topic 260, "Earnings per Share." For each Series, earnings/(loss) per membership interest ("EPMI") is computed by dividing net income/(loss) for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. For the year ended December 31, 2025, the Company incurred a net loss of $133,816 and, as of December 31, 2025, had a consolidated working capital deficit of $94,171 and an accumulated deficit of $143,796. The Company and each listed Series are also reliant upon their manager to fund their current and future obligations. These factors, among others, raise substantial doubt about the Company's ability and each listed Series' ability to continue as a going concern.

Management's plans in regard to these matters include obtaining additional capital financing from investors sufficient to meet current and future obligations and deploying such capital to produce profitable operating results. However, no assurance can be given that the Company and each listed Series will be successful in these efforts.

The consolidated and consolidating financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: INTANGIBLE ASSETS - ROYALTY STREAM RIGHTS

Royalty stream rights represent the Company's contractual rights to receive economic benefits from royalty streams associated with specified musical works under the Royalty Sharing Agreement with Musicow IP US, LLC. The Company does not hold legal ownership of the underlying copyrights but is entitled to receive royalty income generated from the exploitation of such works. Royalty stream rights are classified as intangible assets and are recorded at cost upon acquisition in accordance with ASC 350 – Intangibles—Goodwill and Other.

As of December 31, 2025, the carrying value of royalty stream rights by Series is as follows:

Series	Royalty Stream Rights	
Series 00001	$	5,877
Series 00002	$	2,323
Total	$	8,200

See Independent Auditor's Report.

Royalty stream rights are considered finite-lived intangible assets. The Company estimates the useful life of these assets based on the expected period over which the underlying musical works are anticipated to generate royalty income, taking into consideration contractual terms, historical performance of similar assets, and industry trends. Amortization is recognized over the estimated useful life in a manner that reflects the pattern in which the economic benefits are expected to be realized.

As of December 31, 2025, no amortization has been recorded as the Series have not yet generated royalty income as the period of economic benefit has not yet commenced. The Company evaluates these assets for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable. No impairment indicators were identified as of December 31, 2025.

NOTE 5: ROYALTY SHARING LIABILITY

Royalty sharing liability represents the Company's obligation to remit future royalty income to investors who have purchased royalty shares issued by each Series. The royalty shares entitle investors to a contractual right to receive a proportionate share of royalty income generated from specified musical works. The royalty shares are not equity instruments but are classified as liabilities, as they represent contractual obligations to distribute future royalty income.

These obligations arise in connection with the Company's royalty stream rights (see NOTE 4 – INTANGIBLE ASSETS - ROYALTY STREAM RIGHTS), which represent the underlying assets generating the royalty income to be distributed to investors.

On March 3, 2025, the Company entered into a Royalty Sharing Agreement with Musicow IP US, LLC ("Musicow IP") and Musicow Asset US, LLC (collectively, the "Related Parties"). Pursuant to the agreement, Musicow IP assigned 100% of the royalty stream, less a 10% administration fee, to the Company. The Company fractionalizes these royalty streams into Royalty Shares ("Royalty Shares") and offers them to investors.

For royalty shares sold, the Company is obligated to pay Musicow IP the fair market value ("FMV") plus 25% of net proceeds received from the applicable Series offering. Net proceeds represent total offering proceeds in excess of FMV, reduced by applicable fees, including administrative and broker-dealer fees. If any royalty shares remain unsold after the offering period, the Company may transfer such shares to Musicow IP or retain them and remit the related income to Musicow IP.

Royalty income from the underlying musical works is collected by Musicow IP, which retains a 10% administration fee and remits the remaining amounts to the Company's custodial account for distribution to investors based on their ownership of royalty shares.

As of December 31, 2025, the royalty sharing liability by Series is as follows:

Series	Royalty Sharing Liability	
Series 00001	$	6,645
Series 00002	$	2,657
Total	$	9,302

See Independent Auditor's Report.

F-13

The Company's obligation to investors is limited to royalty income generated from the underlying musical works, and no minimum return is guaranteed.

Transactions with Musicow IP US, LLC and Musicow Asset US, LLC are considered related party transactions (see Note 7 – RELATED PARTY TRANSACTIONS).

NOTE 6: MEMBERS' EQUITY/(DEFICIT)

Membership Units

100% of the Company's membership interests were granted to the Company Manager and sole initial member. Capital amounting to $57,825 has been contributed to the Company as of December 31, 2025.

The Company is authorized to issue an unlimited number of membership interests with respect to each Series.

Each voting unit of each Series shall be entitled to one vote for all matters submitted for the consent or approval of members of the Company generally, (ii) each voting unit (regardless of Series) shall vote together as a single class on all matters as to which all holders of voting units are entitled to vote. Each voting member shall be entitled to cast a number of votes equal to the number of voting units that such voting member holds, with the power to vote, at the time of such vote.

The additional class units of a Series, if established, shall have no voting rights.

On February 28, 2025, the Company formed Musicow US Vol. 1 LLC – Series 00001 ("Series 00001") – Mr. Know It All. The Series was established for the contractual rights to receive royalties, fees, and other income streams related to or derived from the musical composition *Mr. Know It All* by Kelly Clarkson, pursuant to certain royalty sharing agreements entered into by the Series, or otherwise assigned to the Series. In connection with its formation, one Class A Unit was issued to the Manager for organizational purposes for a capital contribution of $100.

On June 9, 2025, the Company formed Musicow US Vol. 1 LLC – Series 00002 ("Series 00002") – Should've Seen This Coming. The Series was established for the contractual rights to receive royalties, fees, and other income streams related to or derived from the musical composition *Should've Seen This Coming*, pursuant to certain royalty sharing agreements entered into by the Series, or otherwise assigned to the Series. In connection with its formation, one Class A Unit was issued to the Manager for organizational purposes for a capital contribution of $100.

On June 10, 2025, the Company formed Musicow US Vol. 1 LLC – Series 00003 ("Series 00003") – Western Feels. The Series was established for the contractual rights to receive royalties, fees, and other income streams related to or derived from the musical composition *Western Feels*, pursuant to certain royalty sharing agreements entered into by the Series, or otherwise assigned to the Series. In connection with its formation, one Class A Unit was issued to the Manager for organizational purposes for a capital contribution of $100.

See Independent Auditor's Report.

<u>Management</u>

The Company is a manager-managed limited liability company, and each Series shall be similarly managed as a manager-managed Series. Subject to the terms and conditions of the operating agreement (the "Agreement") the management of the Company overall shall be vested in the Company Manager, and the management of each Series shall be vested in the Series Manager. The Company overall shall be managed by the Company Manager and each Series shall be managed by the Series Manager of such Series as the manager of such Series, in each case until the earlier of (i) the dissolution of the Series or (ii) its removal or replacement. The Company Manager, with respect to the Company, and the Series Managers with respect to each Series (each, a "Manager"), will be the "managers" of the Company and each Series, as applicable, for all purposes.

The Series Manager for each Series shall be Paul Baik. The Series Manager of any Series may be removed or replaced at any time by the Class A member of such Series, with the Class A Unit of such Series having one vote on such matters of such Series. The Series Manager of a Series shall have complete and exclusive discretion in the management and control of the affairs and business of such Series, and shall possess all powers necessary, convenient or appropriate to carrying out the purposes and business of such Series, including doing all things and taking all actions necessary to carry out the terms and provisions of the Agreement, including, without limitation, to make determinations and complete actions with respect (i) the use of the assets of such Series (including cash on hand) for any purpose consistent with the terms of the Agreement, including the financing of the conduct of the operations of such Series and the repayment of obligations of such Series; and (ii) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of any Series under contractual arrangements to all or particular assets of such Series).

The Series Manager of a Series shall have full authority in its discretion to exercise, on behalf of and in the name of such Series, all rights and powers of a "manager" of a limited liability company.

<u>Dissolution</u>

The Company as a whole shall dissolve and commence its winding up upon the first to occur of the following (each, a "Company Dissolution Event"): (i) upon the determination of the voting members of all of the Series, voting as one class, with the approval of the Company Manager, at any time; (ii) the insolvency or bankruptcy of the Company; (iii) the sale of all or substantially all of the series assets of each of the Series; or (iv) the entry of a decree of judicial dissolution for the Company.

A Series shall terminate and a Series commence its winding up upon the first to occur of the following ("Series Dissolution Event"): (i) upon the determination of the voting members of such Series with the approval of the Series Manager, at any time; (ii) the insolvency or bankruptcy of such Series; (iii) the sale of all or substantially all of such Series' series assets; (iv) an event set forth as an event of termination of such Series; or (v) at any time that there are no members of such Series, unless the business of such Series is continued.

<u>Distributions</u>

Each Series, in the sole discretion of the Series Manager, may make distributions to Members of such Series if there are available funds

See Independent Auditor's Report.

F-15

If the Series Manager(s) of a Series determines to make a distribution in the form of cash or other property to the Members of a Series, all such distributions first be paid to the Class A Member as required until the Class A Member has been repaid such amounts as may have been advanced to, or paid on behalf of, the Series for the purchase of the Series assets or the payment of operating costs for the applicable Series, if applicable, and shall thereafter be made to the Class A Member and any Additional Class Unit holders of such series, pro rata in proportion to the number of Class A Units and additional class units of such series held. Notwithstanding the foregoing, in the event that there are no additional class units of a series created, or, if created, in the event that there are no additional class units of a series issued and outstanding, in each case at the time of a distribution, then, 100% of such distribution will be made to the Class A Unit holders of such series.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7: RELATED PARTY TRANSACTIONS

Royalty Sharing Agreement

The Company enters into transactions with related parties, including Musicow IP US, LLC ("Musicow IP") and Musicow Asset US, LLC ("Musicow Asset"), which are related parties. Pursuant to the Royalty Sharing Agreement, Musicow IP retains a 10% administration fee from royalty income collected and remits the remaining amounts to the Company for distribution to investors.

In addition, the Company pays Musicow IP an amount equal to the fair market value plus 25% of net proceeds from Royalty Shares sold. Musicow Asset provides administrative and platform-related services in connection with the offering and management of Royalty Shares and is entitled to fees, including administrative fees based on the fair market value of the underlying assets. Royalty income from the underlying musical works will be collected by Musicow IP and remitted to the Company, net of applicable fees. These arrangements relate to the Company's royalty sharing liability (see NOTE 5 – ROYALTY SHARING LIABILITY).

Due to Related Party

On January 1, 2025, the Company entered into a loan agreement with Musicow IP for $5,000, non-interest-bearing and all amounts due on December 31, 2025.

On June 27, 2025, the Company entered into a loan agreement with Musicow IP for $25,000, non-interest-bearing and all amounts due on June 26, 2026. As of December 31, 2025, both loans remain outstanding in full.

As of December 31, 2025, the Manager incurred $10,325 in operational expenses on behalf of the Company, which were borne by the Manager and treated as a deemed capital contribution and $58,635 in lease expenses (see Note 8), which remains outstanding in full, is non-interest bearing, and is considered payable on demand.

See Independent Auditor's Report.

NOTE 8: LEASE

On January 18, 2023, Musicow US Inc. ("Tenant"), a related party, entered into a lease agreement (the "Original Lease," which was subsequently amended on March 4, 2024 and November 7, 2024) with Maple Plaza L.P. ("Landlord") to lease the Suite 210 located at 335-345 North Maple Drive, Beverly Hills, California (the "Building") and certain storage unit ("Storage Premises"). On February 27, 2025, the Landlord and Tenant entered into the third amendment of the original lease. The lease term was scheduled to expire on February 28, 2025, but was extended with the term continuing from March 1, 2025 to February 28, 2026 ("Third Amendment Extended Term").

The third amendment of the lease agreement allows the Tenant to permit occupancy by Musicow IP US LLC, Musicow Asset US LLC, and the Company ("Permitted Occupants"), without the Landlord's consent or payment of the transfer premium, subject to the conditions of the amended lease agreement. On March 1, 2025, the Company started occupying the Building. The Tenant is required to pay monthly rent for the Building, including base rent at $23,249 and the Storage Premises rent at $205 per month, during the Third Amendment Extended Term. The Tenant can extend the term for two years, following the terms of the Original Lease. The base rent for the first and second years will be $24,062 and $24,905, respectively, and the security deposit will be increased by $4,898 to $49,809.

For the year ended December 31, 2025, the Company incurred $58,635 of rent expense, which is billed by Musicow US Inc. to the Company based on its estimated portion of the space's usage. As of December 31, 2025, the remaining term for this lease was 2 months. As the Company is not party to this agreement, right-of-use lease accounting under ASC 842 is not applicable for the Company.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 10: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 11: SUBSEQUENT EVENTS

Regulation A Offering

The Company intends to initiate a Regulation A offering of its royalty shares in 2026.

Lease

On March 4, 2024, Musicow US Inc. ("Tenant") entered into a lease agreement (the "Original Lease", which was subsequently amended on March 4, 2024, November 7, 2024 and February 27, 2025) with Maple Plaza L.P. ("Landlord") to lease the Suite 210 located at 335-345 North Maple Drive, Beverly Hills, California (the "Building") and a certain storage unit ("Storage Premises"). On March 13, 2026, the Landlord and Tenant entered into the fourth amendment of the original lease. The lease term was scheduled to expire on February 28, 2026, but was extended with the term continuing from March 1, 2026 to February 28, 2027 ("Fourth Amendment Extended Term")

Loan Agreement

On January 23, 2026, the Company entered into a loan agreement with Musicow US, Inc. for $100,000 at an interest rate of 3.18% per annum. The loan matures on January 31, 2031, and the principal is payable in full at maturity.

Management's Evaluation

Management has evaluated all subsequent events through April 16, 2026, the date the consolidated and consolidating financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the consolidated and consolidating financial statements.

See Independent Auditor's Report.

EXHIBIT B

Form of Security

MUSICOW US VOL. 1 LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Manager of:

MUSICOW US VOL. 1 LLC
345 N Maple Dr. Suite 210
Beverly Hills, CA 90210

The undersigned (the "**Investor**") understands that Musicow US Vol. 1 LLC, a Delaware series limited liability company (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors Royalty Shares of Musicow US Vol. 1 LLC – Series 00004 – Something Special, the applicable series of the Company ("**Shares**" or "**Securities**"), at a price of $50.00 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $200,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the Offering is $2,000,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Securities on a first-come, first serve basis. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission equal to the amount determined pursuant to the following schedule: (1) five percent (5%) of any amounts raised up to $500,000.00 in the Offering, (2) four percent (4%) of any amounts raised exceeding $500,000.01 but not exceeding $1,000,000.00 in the Offering, and (3) three percent (3%) of any amounts raised exceeding $1,000,000.00. The Company has paid the Portal a non-refundable fee of seven thousand five hundred

dollars ($7,500.00) related to certain onboarding expenses. In addition, the Company will pay the Portal a securities commission equivalent to one percent (1%) of the total number of Securities sold in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/musicow (the "**Deal Page**").

1.   Subscription; Custodian; Securities Entitlement.

(a)   Subscription. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's total subscription amount as indicated on the signature page hereto and/or through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 2. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

(b)   Custodian; Securities Entitlement. The Company and the Investor authorize BitGo Bank & Trust, National Association, and its successors and assigns (the "**Custodian**"), as the custodian for the benefit of the Investor, to hold the Securities and any securities that may be issued upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon any acceptance of this Subscription Agreement, the Company shall issue and deliver the Securities to the Custodian, who shall solely hold such securities for the benefit of the Investor and shall be a "protected purchaser" of such Securities within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the Delaware Uniform Commercial Code in the Securities equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the Securities in the Offering. The Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Company. Investor acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

2.   Closing.

(a)   Closing. Subject to Section 2(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on the date of any Initial Closing, Subsequent Closing or the Offering Deadline (each a "**Closing Date**") in accordance with the Form C.

(b)   Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is

accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount; and

        (iii)   the representations and warranties of the Company contained in Section 5 hereof and of the Investor contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

        3.   <u>Termination of the Offering; Other Offerings</u>. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

        4.   <u>Investor's Representations</u>. The Investor represents and warrants to the Company and the Company's agents as follows:

        (a)   The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

        (b)   The Investor acknowledges and agrees to having reviewed the Company's Limited Liability Company Operating Agreement dated February 25, 2025, attached hereto as **Exhibit A** ("**LLC Agreement**"), and further acknowledges and agrees that the LLC Agreement may be amended and/or restated from time to time.

        (c)   The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

        (d)   The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

        (e)   The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering, and the Investor's investment in the Securities.

        (f)   The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their

respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(g) The Investor is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(h) The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(i) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(j) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(k) The Investor has up to 48 hours before the Offering Deadline to cancel the Investor's subscription and receive a full refund.

(l) The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(m) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(n) The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether

this transaction meets the requirements for such exemptions.

(o)   The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(p)   The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(q)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(r)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(s)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(t)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(u)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify Company. The

Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(v)   If the Investor is a corporate entity: (i) such corporate entity is duly formed or incorporated, validly existing and in good standing under the laws of the state of its formation or incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current operating agreement, charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(w)   HIGH RISK INVESTMENT. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

5.   Company Representations. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made the following representations and warranties to the Investor as of the date of such issuance:

(a)   Corporate Power. The Company is a series limited liability company formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   Enforceability. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the LLC Agreement, any investment agreements or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the

Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current LLC Agreement; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)   No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the LLC Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company

(f)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Subscription Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, manager and/or member approvals which have been properly obtained, made or effected, as the case may be, (ii) any qualifications or filings under applicable securities laws, and (iii) any consents required under the Company's loan agreements, which the Company shall use commercially reasonable efforts to obtain prior to or contemporaneously with the Closing.

(h)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan, and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent required, the Company has filed with the SEC and provided to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(i)   Transfer Agent. The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Securities.

6.   Indemnification. The Investor acknowledges that the Company and the Custodian and each of their respective founders, officers, directors, managers, members, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the Investor without having first registered the issuance of the Securities under the Securities Act or

the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company and the Custodian and each of their respective founders, officers, directors, managers, members, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

7.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the Investor (including any successor or assign) shall not sell or otherwise transfer any Securities or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

8.   Obligations Irrevocable. Following the Closing, the obligations of the Investor shall be irrevocable. The Company, the Custodian and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the Investor in written or electronic form. The Custodian and the Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

9.   Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding.

10.   Notices. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor or the Company from time to time designate in writing in or through the Portal.

11.   Mandatory Arbitration and Jury Trial Waiver. Any and all disputes or controversies arising under this Subscription Agreement, or any of its terms, any effort by any party to enforce, interpret, construe, rescind, terminate or annul this Subscription Agreement, or any provision thereof (including the determination of the scope or applicability of this Subscription Agreement to arbitrate), shall be determined by binding arbitration before a single arbitrator. The arbitration shall be administered by the Judicial Arbitration and Mediation Services pursuant to its Comprehensive Arbitration Rules and Procedures then in effect (or other mutually agreeable alternative dispute resolution service) and shall be conducted in State of Delaware in accordance with Delaware law. The arbitrator shall issue a written decision that includes the essential findings and conclusions upon which the decision is based, which shall be signed and dated. Subject to the foregoing, THE PARTIES HEREBY WAIVE ANY RIGHTS THEY MAY HAVE TO TRIAL BY JURY IN REGARD TO CLAIMS SUBJECT TO ARBITRATION HEREUNDER. The arbitrator's ruling in the arbitration shall be final and binding and not subject to appeal or challenge. Judgment on any award may be entered in any court having competent jurisdiction. The parties further agree that the arbitration proceedings, testimony, discovery and documents filed in the course of such proceedings, including the fact that the arbitration is being conducted, will be treated as confidential and will not be disclosed to any third party to such proceedings, except the arbitrator(s) and their staff, the parties' attorneys and their staff, and any experts retained by the parties. BY AGREEING TO BE SUBJECT

TO THE ARBITRATION PROVISION CONTAINED IN THIS SUBSCRIPTION AGREEMENT, INVESTOR WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

12.   Forum. Investor (i) irrevocably submits to the non-exclusive jurisdiction and venue of the courts of the State of Delaware in any action arising out of this Subscription Agreement, except where federal law requires that certain claims be brought in the federal courts of the United States, and (ii) consents to the service of process by mail. Notwithstanding any of the foregoing to the contrary, the Company acknowledges for the avoidance of doubt that this Section 12 shall not apply to claims arising under the Securities Act and the Securities Exchange Act of 1934, and by agreeing to the provisions of this Section 12, the Investor will not be deemed to have waived the Company's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

13.   Entire Subscription Agreement. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14.   Waiver, Amendment. Any provision of this Subscription Agreement may be amended, waived or modified only upon the written consent of the Company and the majority in interest of the Securities sold in this Offering.

15.   Invalidity of Specific Provisions. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

16.   Titles and Subtitles. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

17.   Counterparts. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

19.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

21.   <u>Notification of Changes</u>. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect. The Investor agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of _____.

COMPANY:

MUSICOW US VOL. 1 LLC
By: Musicow Asset US LLC, its Manager

By:_____
Name: Paul Baik
Title: Manager

INVESTOR:

By:_____
Name:_____
Title:_____

Price per Security: _____
Number of Securities Purchased: _____
Total Subscription Amount: _____

<u>EXHIBIT A</u>

Limited Liability Company Operating Agreement dated February 25, 2025

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

MUSICOW US VOL. 1 LLC

Table of Contents

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<u>Exhibits</u>

This Limited Liability Company Operating Agreement (this "Agreement") of Musicow US Vol. 1 LLC, a Delaware series limited liability company (the "Company"), is dated as of February 25 , 2025, and is entered into by Musicow Asset US, LLC as its sole initial Member (the "Initial Member").

R E C I T A L S:

WHEREAS, the Company has heretofore been formed as a series limited liability company under the Delaware Act (as defined below) pursuant to a Certificate of Formation filed with the Secretary of State of the State of Delaware on August 2, 2024;

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Initial Member hereby agrees as follows:

Article I.   GENERAL PROVISIONS

Section 1.01   Definitions. For the purpose of this Agreement, the following terms shall have the following meanings:

(a) "Additional Class Member" means any Member holding any Units of an Additional Class Units of a Series.

(b) "Additional Class Units" has the meaning set forth in Section 2.06(c).

(c) "Administrative Fee" has the meaning set forth in Section 2.04(a)(ii).

(d) "Administrator" has the meaning set forth in Section 2.04(a).

(e) "Affiliate" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, for the purposes of this definition, the term "controls," "is controlled by" or "under common control with" means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and provided that no Member shall be deemed to be an "Affiliate" of the Company solely by reason of being a Member of the Company.

(f) "Aggregate Ownership Limit" means, for all Additional Class Members, the greater of (a) 19.9% of the aggregate outstanding Additional Class Units of a Series, or (b) such other percentage set forth in the applicable Certificate of Registered Series, unless such Aggregate Ownership Limit is otherwise waived by the Company Manager in its sole discretion.

(g) "Agreement" has the meaning set forth in the preamble.

(h) "Allocation Policy" means the allocation policy of the Company adopted by the Company Manager in accordance with Section 2.01(f), pursuant to which the Company Manager will allocate certain costs among the various Series.

(i) "Authorized Persons" has the meaning set forth in Section 9.03(a).

(j) "BBA" means the Bipartisan Budget Act of 2015 as amended by the Protecting American from Tax Hikes Act of 2015, Pub. L. No.114-113, div. Q, Section 411, whose operational provisions are contained in Internal Revenue Code Sections 6221 through 6241, and provided that the Company and each Series shall be bound by any final decision in a proceeding brought under the BBA with respect to the Company or any Series.

(k) "Beneficial Owner" of a security is a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, such security and/or (ii) investment power, which includes the power to dispose, or to direct the disposition of, such security. The terms "Beneficially Own" and "Beneficial Ownership" shall have correlative meanings. Notwithstanding the forgoing, any determination as to whether a Person is a "Beneficial Owner" shall be determined in accordance with Section 13d-3(a) of the Securities Exchange Act, as amended. If such Person would be deemed a Beneficial Owner pursuant to Section 13, such Person shall be deemed a Beneficial Owner for purposes of this Agreement and, conversely, if such Person would not be deemed a Beneficial Owner pursuant to Section 13, such Person shall not be deemed a Beneficial Owner for purposes of this Agreement.

(l) "Capital Contribution" means, with respect to each Member, the amount of cash or the Fair Value of any property contributed or deemed to be contributed by such Member, if any, to the capital of the Company from time to time pursuant to Section 4.01.

(m) "Certificate of Registered Series" has the meaning set forth in Section 1.07(a).

(n) "Certificate" means a certificate (i) in global form in accordance with the rules and regulations of the Depositary or (ii) in such other form as may be adopted by the Company Manager, issued by the Company evidencing ownership of one or more Units or one or more Income Rights.

(o) "Class A Member" means the Member holding the Class A Unit of the applicable Series.

(p) "Class A Unit" has the meaning set forth in Section 2.06(b).

(q) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(r) "Commission" means the United States Securities and Exchange Commission.

(s) "Company Dissolution Event" has the meaning set forth in Section 7.01(a).

(t) "Company Manager" has the meaning set forth in Section 2.01(a).

(u) "Company Officers" has the meaning set forth in Section 2.03(a).

2

(v) "Company" has the meaning set forth in the preamble.

(w) "Delaware Act" means Chapter 18 of Subtitle II of Title 6 of the Delaware Code, referred to as the Delaware Limited Liability Company Act, as amended from time to time, and any successor thereto.

(x) "Depositary" means, with respect to any Income Rights or Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

(y) "DGCL" means the General Corporation Law of the State of Delaware, 8 Del. C. Section 101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

(z) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

(aa) "Exchange Act" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder.

(bb) "Fair Value" means, with respect to securities or any other assets, other than cash, the fair market value determined by the Series Manager(s).

(cc) "Fiscal Year" means each fiscal year of the Company (or portion thereof), which shall end on December 31; provided, however, that, upon Termination of the Company, "Fiscal Year" means the period from the January 1 immediately preceding such Termination to the date of such Termination and, unless otherwise provided in a Certificate of Registered Series, the fiscal year for tax and financial reporting purposes of each Series shall be the same as the fiscal year of the Company.

(dd) "Income Rights" has the meaning set forth in Section 2.07.

(ee) "Income Rights Holder" has the meaning set forth in Section 2.07.

(ff) "Individual Aggregate 12-Month Investment Limit" means, with respect to any individual holder who is not an "accredited investor" as defined under the Securities Act, in any trailing twelve-month period, 10% of the greater of such holder's annual income or net worth or, with respect to any entity, 10% of the greater of such holder's annual revenue or net assets at fiscal year-end.

(gg) "Initial Member" has the meaning set forth in the introductory paragraph.

(hh) "Initial Series" has the meaning set forth in Section 1.07(a).

(ii) "Investment Advisers Act" means the Investment Company Act of 1940, as amended.

(jj) "Investment Company Act" means the Investment Company Act of 1940, as amended.

(kk) "Liabilities" has the meaning set forth in Section 5.02(b).

(ll) "Liquidating Trustee" has the meaning set forth in Section 7.02(a).

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(mm)   "Manager" has the meaning set forth in Section 2.01(a).

(nn) "Member" means any Person admitted as a Member of a Series.

(oo) "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Exchange Act or any successor thereto, or any other over-the-counter market or secondary trading platform on which the Income Rights or Units are listed or available for trading.

(pp) "Officer" means a Company Officer or a Series Officer, as applicable.

(qq) "Person" means an individual, a corporation, a company, a voluntary association, a partnership, a joint venture, a limited liability company, a trust, an estate, an unincorporated organization, a governmental authority or other entity.

(rr) "Protected Person" means: (i) the Company Manager and the Series Manager(s) of any Series; (ii) the Administrator and its Affiliates; (iii) any Member; (iv) any Company Officer; or (v) any Person who serves at the request of the Company and/or any Series Manager(s) on behalf of the Company or any Series as an officer, director, partner, member, stockholder or employee of any other Person.

(ss) "Record Date" means the date established by a Series or the Company for determining (a) the identity of the Members entitled to notice of, or to vote at, any meeting of Members of a Series or of the Company overall or entitled to exercise rights in respect of any lawful action of Members of a Series or of the Company overall, or (b) the identity of Members entitled to receive any report or distribution or to participate in any offer.

(tt) "Record Holder" or "holder" means the Person in whose name such Income Rights or Units are registered on the books of the Company or the Transfer Agent, as applicable, as of the opening of business on a particular business day.

(uu) "Reviewed Year" has the meaning ascribed to said phrase under Section 6225(d)(1) of the Code.

(vv) "Sale of the Series Assets" means, as to each Series, the transfer of title and ownership of all of the Series Assets held by the applicable Series to an un-Affiliated third-party and receipt by the applicable Series of value therefor as determined by the Series Manager(s).

(ww)   "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(xx) "Selected Courts" has the meaning set forth in Section 9.17.

(yy) "Series Assets" has the meaning set forth in Section 1.06(b).

(zz) "Series Dissolution Event" has the meaning set forth in Section 7.01(b).

(aaa)   "Series Manager" and "Series Manager(s)" have the meanings set forth in Section 2.01(a).

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(bbb)   "Series Offering" means, with respect to each Series, the offering by the Company of (i) Income Rights, or (ii) Additional Class Units of a particular Series, in each case for sale to the public pursuant to Regulation A under the Securities Act, in an amount as determined by the Company Manager, or, in any other offering of Income Rights or Additional Class Units of such Series, as determined by the Company Manager in the event such Series Offering shall not proceed for any reason.

(ccc)   "Series Officers" has the meaning set forth in Section 2.03(b).

(ddd)   "Series Properties" means, at any particular time, the Series Property of a Series aggregated with the Series Property of each of the other Series.

(eee)   "Series Property" means, at any particular time, the Series Assets and all assets, properties (whether tangible or intangible, and whether real, personal or mixed) and rights of any type contributed to or acquired by a particular Series and owned or held by or for the account of such Series, whether owned or held by or for the account of such Series as of the date of the designation or establishment thereof or thereafter contributed to or acquired by such Series.

(fff) "Series" has the meaning set forth in Section 1.07(a).

(ggg)   "Substitute Member" means a Person who is admitted as a Member of the Company pursuant to Article III as a result of a Transfer of Units to such Person.

(hhh)   "Termination" means the date of the cancellation of the Certificate of Formation of the Company following the end of the Winding Up Period by the filing of a Certificate of Cancellation of the Company with the Secretary of State of the State of Delaware.

(iii) "Transfer Agent" means, with respect to any Income Rights of each Series or class of Units of each Series, such bank, trust company or other Person (including the Company or any Series or one of either of their Affiliates) as shall be appointed from time to time by the Company Manager to act as registrar and transfer agent for such Income Rights or class of Units of such Series; provided that if no Transfer Agent is specifically designated for such Income Rights or class of Units of such Series, the Administrator or the Company shall act in such capacity.

(jjj) "Transfer" means, with respect to an Income Right, or a Unit of a Series and the associated membership interest in a Series, a transaction by which the Record Holder of an Income Right or a Unit of such Series assigns such Income Right or Unit to another Person who is or becomes a Member of such Series (in the case of the Transfer of a Unit), and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(kkk)   "Treasury Regulations" means the regulations of the U.S. Treasury Department issued pursuant to the Code.

(lll) "Unit" has the meaning set forth in Section 2.06(b).

(mmm)   "Voting Member" means a Member holding one or more Voting Units.

(nnn)   "Voting Units" as to any Series, means the Class A Unit for such Series, and, if applicable, the Additional Class Units of such applicable Series pursuant to the provisions of Section 2.09(b).

(ooo)   "Winding Up Period" means the period from the Company Dissolution Event to the Termination of the Company.

Section 1.02   Name. The name of the Company is "Musicow US Vol. 1 LLC." All business of the Company shall be conducted under such name or a "doing business as" name as determined by the Company Manager, provided that a Series may conduct business under its name or a "doing business as" name as determined by the Company Manager. The Company Manager may elect to change the name of the Company or any Series at any time.

Section 1.03   Principal Office. The principal office of the Company shall be at a location as determined by the Company Manager either within or outside of the United States. The Company shall keep its books and records at its principal office. The principal office of each Series shall be the same as the principal office of the Company.

Section 1.04   Registered Office and Registered Agent. The street address of the registered office of the Company and of each Series in the State of Delaware shall be as selected by the Company Manager. The Company Manager may elect to change the registered office and the registered agent of the Company or any Series at any time.

Section 1.05   Term. The Company was formed on August 2, 2024 and shall continue its regular business activities until the Company and each of the Series is dissolved. The term of the Company and each Series shall be perpetual, unless and until it is dissolved or terminated in accordance with the provisions of Article VII. The existence of each Series shall commence upon the effective date of the Certificate of Registered Series establishing such Series, as provided in Section 1.07. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Delaware Act.

Section 1.06   Formation; Purpose and Powers; Certificate of Formation.

(a) The Company has been formed as, and shall operate as, a registered series limited liability company as set forth in Section 18-218 of the Delaware Act, and as further set forth in the remainder of this Agreement.

(b) The Company and each Series is organized for the purposes of undertaking such activities as determined by the Company Manager and, subject to the terms and conditions herein and of the Delaware Act, the Members, which are permitted by applicable law and engaging in activities incidental or ancillary thereto. Notwithstanding the forgoing, the Company has been organized to form the Series, with each such Series holding the assets as identified on the Certificate of Registered Series for such Series (as to each such Series, the "Series Assets"), and undertaking certain actions with respect thereto.

(c) The Company and each Series shall possess and may exercise all the powers and privileges granted by the Delaware Act or by any other law or by this Agreement, together with any powers incidental thereto, which are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company or such Series.

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(d)   The Certificate of Formation has been filed with the Secretary of State of the State of Delaware, such filing being hereby confirmed, ratified and approved in all respects. The Company Manager shall use reasonable efforts to cause to be filed such other certificates or documents that it determines to be necessary or appropriate for the formation, continuation, qualification and operation of a series limited liability company in the State of Delaware or any other state in which the Company or any Series may elect to do business or own property. To the extent that the Company Manager determines such action to be necessary or appropriate, the Company Manager shall, or shall direct the Administrator or the appropriate Company Officers to, file amendments to and restatements of the Certificate of Formation and do all things to maintain the Company as a series limited liability company under the laws of the State of Delaware or of any other state in which the Company or any Series may elect to do business or own property, and if the Administrator or a Company Officer is so directed, such Administrator or Company Officer, as applicable, shall be an authorized person of the Company and, unless otherwise provided in a Certificate of Registered Series, of each Series within the meaning of the Delaware Act for purposes of filing any such certificate with the Secretary of State of the State of Delaware. The Company shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Formation, any qualification document or any amendment thereto to any Member.

Section 1.07   Registered Series.

(a)   General; Establishment of Series. Subject to the provisions of this Agreement, the Company Manager may, at any time and from time to time and in compliance with Section 1.07(c), cause the Company to establish in writing (each, a "Certificate of Registered Series") one or more registered series of the Company as such term is used under Section 18-218 of the Delaware Act (each a "Series"). Each Certificate of Registered Series shall be substantially in the form as attached hereto as Exhibit B. The Certificate of Registered Series shall relate solely to the Series established thereby and shall not be construed: (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Income Rights or Units of any other Series, or the Members of such other Series. The terms and conditions for each Series established pursuant to this Section 1.07(a) shall be as set forth in this Agreement and the Certificate of Registered Series, as applicable, for the Series. Upon approval of any Certificate of Registered Series by the Company Manager, such Certificate of Registered Series shall be attached to this Agreement as an Exhibit until such time as none of the Income Rights or Units of such Series remain outstanding. The books and records of the Company shall be maintained by the Company on a Series-by-Series basis, accounting for the assets of each Series separately from the other assets of the Company or any other Series thereof. Following the formation of the Company, the initial Series of the Company is as set forth in the Certificate of Registered Series as attached hereto as Exhibit C (the "Initial Series").

(b)   Series Operation. Each of the Series shall operate to the extent practicable as if it were a separate limited liability company.

(c)   Certificate of Registered Series. The Certificate of Registered Series establishing a Series may: (i) specify a name or names under which the business and affairs of such Series may

be conducted; (ii) designate, fix and determine the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Units of such Series and the Members associated therewith (to the extent such terms differ from those set forth in this Agreement); (iii) designate or authorize the designation of specific officers of such Series; and (iv) set forth any additional information as may be provided for herein. A Certificate of Registered Series (or any resolution of the Series Manager(s) of such Series amending any Certificate of Registered Series) shall be effective when a duly executed original of the same is included by the Administrator at the direction of the Company Manager among the permanent records of the Company, and shall be annexed to, and constitute part of, this Agreement (it being understood and agreed that, upon such effective date, the Series described in such Certificate of Registered Series shall be deemed to have been established and the Units of such Series shall be deemed to have been authorized in accordance with the provisions thereof). The Certificate of Registered Series establishing a Series may set forth specific provisions governing the rights of such Series against a Member of such Series who fails to comply with the applicable provisions of this Agreement (including, for the avoidance of doubt, the applicable provisions of such series Designation). The Certificate of Registered Series of a Series may specifically modify the terms and conditions of this Agreement as shall be applicable to such Series by identifying by section number and provision the terms and conditions which are so modified, as determined by the Company Manager, and in such event such terms and conditions as in such Certificate of Registered Series shall control. In the event of a conflict between the terms and conditions of this Agreement and a Certificate of Registered Series, the terms and conditions of the Certificate of Registered Series shall prevail.

(d) <u>Assets and Liabilities Of a Series</u>.

(i) <u>Assets Of a Series</u>. All consideration received by the Company for the issuance or sale of Units of a particular Series, together with all assets in which such consideration is invested or reinvested, and all income, earnings, profits and proceeds thereof, from whatever source derived, including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds, in whatever form the same may be (assets), shall, subject to the provisions of this Agreement, be held for the benefit of the Series, the Members of such Series and the holders of Income Rights of such Series, and not for the benefit of the Members of any other Series or the holders of Income Rights of any other Series, for all purposes, and shall be accounted for and recorded upon the books and records of the Series separately from any assets of any other Series. Such assets are herein referred to as assets of that Series. In the event that there are any assets in relation to the Company that, in the Company Manager's reasonable judgment, are not readily determinable to be assets of a particular Series, the Company Manager shall allocate such assets to, between or among any one or more of the Series, in such manner and on such basis as the Company Manager deems fair and equitable, and in accordance with provisions herein, and any asset so allocated to a particular Series shall thereupon be deemed to be an asset of that Series. Each allocation by the Company Manager pursuant to the provisions of this Section 1.07(d)(i) shall be conclusive and binding upon the Members of each and every Series. Separate and distinct records shall be maintained for each and every Series, and the Company Manager shall not commingle the assets of one Series

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with the assets of any other Series. The records maintained for a Series shall reasonably identify its assets, including by specific listing, category, type, quantity, computational or allocational formula or procedure (including a percentage or share of any asset or assets) or by any other method where the identity of such assets is objectively determinable, and such records will be deemed to account for the assets of such Series separately from the other assets of the Company, or any other Series.

(ii)   Liabilities Of a Series. All debts, liabilities, expenses, costs, charges, obligations and reserves incurred by, contracted for or otherwise existing (liabilities) with respect to a particular Series shall be charged against the assets of that Series. Such liabilities are herein referred to as liabilities of that Series. In the event that there are any liabilities in relation to the Company that, in the Company Manager's reasonable judgment, are not readily determinable to be liabilities of particular Series, the Company Manager shall allocate and charge (including indemnification obligations) such liabilities to, between or among any one or more of the Series, in such manner and on such basis as the Company Manager deems fair and equitable and in accordance with the provisions herein and the Allocation Policy, and any liability so allocated and charged to a particular Series shall thereupon be deemed to be a liability of that Series. Each allocation by the Company Manager pursuant to the provisions of this Section 1.07(d)(ii) shall be conclusive and binding upon the Members of each and every Series. All liabilities of a Series shall be enforceable against the assets of that Series only, and not against the assets of the Company or any other Series, and except to the extent set forth above, no liabilities shall be enforceable against the assets of any Series prior to the allocation and charging of such liabilities as provided above. Any allocation of liabilities that are not readily allocatable to a particular Series or between or among one or more of the Series shall not represent a commingling of such Series to pool capital for the purpose of carrying on a trade or business or making common investments and sharing in profits and losses therefrom. The Company Manager has caused notice of this limitation on inter-series liabilities to be set forth in the Certificate of Formation, and, accordingly, the statutory provisions of Section 18-215(b) and Section 18-218 of the Delaware Act relating to limitations on inter-series liabilities (and the statutory effect under Section 18-207 of the Delaware Act of setting forth such notice in the Certificate of Formation) shall apply to the Company and each Series. Notwithstanding any other provision of this Agreement, no distribution on or in respect of Units in a particular Series, including, for the avoidance of doubt, any distribution made in connection with the winding up of such Series, and no payments with respect to the Income Rights of a particular Series, shall be effected by the Company other than from the assets of that Series, nor shall any Member of a Series, former Member of a Series, holder of income rights of a Series or former holder of Income Rights of a Series, otherwise have any right or claim against the assets of any other Series (except to the extent that such any Member of a Series, former Member of a Series, holder of income rights of a Series or former holder of Income Rights of a Series has such a right or claim hereunder as a any Member of a Series, former Member of a Series, holder of income rights of a Series or former holder of Income Rights of such other Series or in a capacity other than as a Member of a Series, former Member of a Series, holder of income rights of a Series or former holder of Income Rights of a Series Member or former Member).

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(iii) <u>Costs and Expenses</u>. Costs and expenses of each Series shall be paid by the Administrator (as defined below) or directly by the applicable Series, or by the Company or other Persons, as set forth in Section 2.04 or otherwise set forth herein.

(e) <u>Ownership of Series Property</u>. Title to and beneficial interest in a Series Property shall be deemed to be held and owned by the relevant Series and no Member or Members of such Series, individually or collectively, shall have any title to or beneficial interest in a specific Series Property or any portion thereof. Each Member of a Series irrevocably waives any right that it may have to maintain an action for partition with respect to its interest in the Company, any Series or any Series Property. Any Series Property shall be held or registered in the name of the relevant Series, in the name of a nominee or as the Series Manager(s) may determine; provided, however, that Series Property shall be recorded as the assets of the relevant Series on the Company's books and records, irrespective of the name in which legal title to such Series Property is held. Any corporation, brokerage firm or transfer agent called upon to transfer any Series Property to or from the name of any Series shall be entitled to rely upon instructions or assignments signed or purporting to be signed by any Series Manager or its agents without inquiry as to the authority of the person signing or purporting to sign such instruction or assignment or as to the validity of any transfer to or from the name of such Series.

(f) <u>No Preference</u>. No Units shall entitle any Member to any preemptive, preferential or similar rights unless such preemptive, preferential or similar rights are set forth in this Agreement or in the applicable Certificate of Registered Series on or prior to the date of the Series Offering of any interests of such Series (the designation of such preemptive, preferential or similar rights with respect to a Series in the Certificate of Registered Series).

(g) <u>Additional Provisions</u>. The following shall apply to each Series:

(i) A Series may carry on any lawful business, purpose or activity, whether or not for profit, other than as limited by the Delaware Act.

(ii) A Series shall have the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued.

(iii) Except as otherwise provided by the Delaware Act, no member or manager of a Series shall be obligated personally for any debt, obligation or liability of such series, whether arising in contract, tort or otherwise, solely by reason of being a member or acting as manager of such Series.

Article II.   MANAGEMENT; MEMBERS; UNITS; INCOME RIGHTS

Section 2.01   <u>Managers; Series Manager(s); Rights and Duties.</u>

(a) The Company is a manager-managed limited liability company, and each Series shall be similarly managed as a manager-managed Series. Subject to the terms and conditions herein, the management of the Company overall shall be vested in Musicow Asset US, LLC (the "Company Manager"), and the management of each Series shall be vested in a one of more managers of such Series (each, a "Series Manager" and, in the event that there

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are more than one, the "Series Managers") as selected by the Company Manager. The Company overall shall be managed by the Company Manager, except to the extent set forth herein or in any Certificate of Registered Series with respect to such Series, and each Series shall be managed by the Series Manager(s) of such Series as the manager of such Series, in each case until the earlier of (i) the dissolution of the Series pursuant to Article VII or (ii) its removal or replacement as set forth herein. The Company Manager, with respect to the Company, and the Series Manager(s) with respect to each Series (each, a "Manager"), will be the "managers" of the Company and each Series, as applicable, for all purposes under the Delaware Act. Any reference herein to a "Series Manager" whether or not referencing the Series Manager of a particular Series, shall be deemed a reference to the Series Manager of the applicable Series.

(b) Except as otherwise expressly provided in this Agreement or as required by the Delaware Act, the Company Manager shall have complete and exclusive discretion in the management and control of the affairs and business of the Company overall, except to the extent that the management of a Series is vested in the Series Manager(s) of such Series hereunder, and shall possess all powers necessary, convenient or appropriate to carrying out the purposes and business of the Company, including doing all things and taking all actions necessary to carry out the terms and provisions of this Agreement.

(c) Subject to the terms and conditions herein, the initial Series Manager for each Series shall be Paul Baik. Any Series Manager of any Series may be removed or replaced at any time by the Class A Member of such Series, with the Class A Unit of such Series having one vote on such matters of such Series. Except as otherwise expressly provided in this Agreement or as required by the Delaware Act, the Series Manager(s) of a Series shall have complete and exclusive discretion in the management and control of the affairs and business of such Series, and shall possess all powers necessary, convenient or appropriate to carrying out the purposes and business of the such Series, including doing all things and taking all actions necessary to carry out the terms and provisions of this Agreement, including, without limitation, to make determinations and complete actions with respect (i) the use of the assets of such Series (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of such Series and the repayment of obligations of such Series; and (ii) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of any Series under contractual arrangements to all or particular assets of such Series). Except as otherwise expressly provided in this Agreement, the Series Manager(s) of a Series shall have, and shall have full authority in its discretion to exercise, on behalf of and in the name of such Series, all rights and powers of a "manager" of a limited liability company under the Delaware Act necessary or convenient to carry out the purposes of such Series. Except as otherwise expressly provided in this Agreement, the Series Manager(s) of such Series or Persons designated by the Series Manager(s) of such Series, including officers and agents (including the Administrator) appointed by the Series Manager(s), will be the only Persons authorized to execute documents which will be binding on such Series. To the fullest extent permitted by Delaware law, the Series Manager(s) of a Series will have the power to perform any acts, statutory or otherwise, with respect to such Series (including with respect to any Subsidiary of such Series) or this Agreement, which would otherwise be possessed by the Members of such Series under Delaware law, and the Members of such Series will have no power

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whatsoever with respect to the management of the business and affairs of such Series the Company (including with respect to any Subsidiary of such Series) except as expressly provided herein. In furtherance of the authority granted to the Series Manager of a Series pursuant to this Agreement, the determination as to any the matters for which the Series Manager as to such Series has the power to make, shall be final and conclusive and shall be binding upon the Company and such Series and every holder of Units of such Series and every holder of Income Rights of such Series. A person does not need to be a Member of any Series to serve as a Series Manager of such Series.

(d) Notwithstanding anything herein to the contrary, in the event that a Series has more than one Series Manager, any reference herein to an action to be taken by a Series Manager or the Series Managers or decision to be taken by a Series Manager or the Series Managers by such Series shall be deemed a reference to any Series Manager of such Series, and such Series Managers shall not be required to agree on any action or decision in order for such action to be taken or decision to be made.

(e) Subject to the terms and conditions herein, all decisions regarding the management and operations of a Series shall be made by the Series Manager(s) of such Series, provided, however, that the Administrator as named pursuant to the provisions herein shall have the power and authority as set forth herein.

(f) The Company Manager may adopt an Allocation Policy which shall provide that that items not related to a specific Series will be allocated across all Series pro rata based upon the value of the underlying Series Properties, as determined by the Company Manager. The Company Manager may amend the Allocation Policy in its sole discretion from time to time.

Section 2.02   Actions by a Series Manager(s) of a Series. Notwithstanding anything herein or in the Delaware Act to the contrary, no Series shall undertake any of the following actions, or agree to undertake any of the following actions, unless such actions have been approved by the Series Manager(s) of such Series:

(a) The entry into by such Series of any agreement, contract or other instrument which would reasonably be expected to result in any liability or obligation of such Series in excess of $10,000, other than such costs directly and reasonably related to the administration of the Series Assets;

(b) Any replacement of the Administrator for such Series;

(c) The initial sale or issuance by the Series of any Units or Income Rights of such Series;

(d) Any change in the tax election of such Series;

(e) Any amendment or modification to the Certificate of Registered Series for such Series;

(f) Any amendment of this Agreement which would be applicable to such Series, other than as set forth in Section 9.02;

(g) Any sale of all or substantially all of the Series Assets of such Series at any time; and

(h) Any elective dissolution of such Series (i.e., in a circumstance other than where such dissolution is required as set forth herein).

Section 2.03   Officers.

(a) At any time, the Company Manager may appoint and replace individuals as officers or agents of the Company (as applicable, "Company Officers") with such titles as the Company Manager may elect to act on behalf of the Company with such power and authority as the Company Manager may delegate to such persons. Company Officers shall hold their offices for such terms as shall be determined from time to time by the Company Manager, and any Company Officer may be removed or replaced at any time, with or without cause, by the Company Manager. The Company Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Company Manager not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business and the actions of the Company Officers taken in accordance with such powers shall bind the Company.

(b) Subject to the terms and conditions herein, at any time, the Series Manager(s) of a Series may appoint and replace individuals as officers or agents of such Series (as applicable, "Series Officers") with such titles as the Series Manager(s) of such Series may elect to act on behalf of such Series with such power and authority as the Series Manager(s) of such Series may delegate to such persons. Series Officers shall hold their offices for such terms as shall be determined from time to time by the Series Manager(s) of such Series, and any Series Officer may be removed or replaced at any time, with or without cause, by the Series Manager(s) of such Series. The Series Officers of a Series, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Series Manager(s) of such Series not inconsistent with this Agreement, are agents of such Series for the purpose of such Series' business and the actions of the Series Officers taken in accordance with such powers shall bind such Series.

(c) Unless otherwise determined and set forth by the Company, with respect to the Company Officers, or the Series Manager(s) of a Series with respect to the Series Officers of such Series, and subject to the policies and procedures of the Company and the Series applicable to officers and employees, each Officer shall have the powers, rights and obligations as are customarily held and exercised by other persons in similar positions in limited liability companies organized under the Delaware Act, subject to Section 2.01(b) and to the remainder of this Agreement. Except to the extent otherwise provided herein, each Company Officer and each Series Officer shall have a fiduciary duty of loyalty and care as set forth in the Delaware Act. No Company Officer and no Series Officer shall at any time serve as trustee in bankruptcy for any Affiliate of the Company.

(d) Notwithstanding the foregoing, it shall be deemed not to be a breach of any duty (including any fiduciary duty) or any other obligation of any type whatsoever of any Manager or any officer or employee or any Affiliates of such Manager, officer or employee (other than any express obligation contained in any agreement to which such Person and the Company or any Series or any of their respective subsidiaries are parties) to engage in outside business interests and activities in preference to or to the exclusion of the Company or any Series or in direct competition with the Company or any Series; provided such Person does not

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engage in such business or activity as a result of or using confidential information provided by or on behalf of the Company or any Series to such Person; provided, further, that a Person shall not be deemed to be in direct competition with the Company or any Series solely because of such Person's ownership, directly or indirectly, solely for investment purposes, of securities of any publicly traded entity if such Person does not, together with such Person's Affiliates, collectively own 5% or more of any class or securities of such publicly traded entity, and such Person is not a director or officer (and does not hold an equivalent position) in such publicly traded entity. None of the Company Manager, any Series Manager(s), or any officer or employee shall have any obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to the Company or any Series that may become available to Affiliates of such Person. None of any Member or any other Person shall have any rights by virtue of the Series Manager's or any officer's or employee's or any Affiliates of the Series Manager(s), officer or employee duties as the Series Manager(s) or any Manager, officer or employee or this Agreement in any business ventures of the Administrator or any Manager or any officer or employee or any Affiliates of the Administrator or any such Manager, officer or employee.

Section 2.04   Administrator; Fees; Costs and Expenses.

(a) Administrator.

(i)   While the Series Manager(s) of a Series shall have ultimate authority over such Series and all Series Property of such Series and the operations of such Series, each Series shall authorize a Person to act as the administrator of such Series (the "Administrator") to manage all day-to-day operations of such Series, when and as created, subject to the terms and conditions herein. The initial Administrator of each Series shall be Musicow Asset US, LLC, but may be changed at any time by the Series Manager(s) as set forth in Section 2.02(b).

(ii)   The Administrator may be paid a fee in consideration of its services to a Series and in consideration of structuring and completing the acquisition of Series Assets for a particular Series, in such amount and at such times as determined by the Series Manager(s) (the "Administrative Fee").

(b) Costs and Expenses Paid by the Administrator.

(i)   In consideration of the payment of the Administrative Fee, if any, but without a requirement for such Administrative Fee to be paid, the Administrator shall pay all Series Offering expenses, including fees, costs and expenses incurred in connection with executing the applicable Series Offering, consisting of underwriting, legal, accounting, escrow and compliance costs related to such Series Offering, provided that, in the event that such costs and expenses exceed the amount of the Administrative Fee, if any, the applicable Series shall pay such excess amount to the Administrator.

(ii)   In consideration of the payment of the Administrative Fee, if any, but without a requirement for such Administrative Fee to be paid, the Administrator shall pay the following costs and expenses of the applicable Series, and, if such costs and

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expenses relate to the operations of the Company overall and not to the particular Series, to the extent allocated to such Series by the Allocation Policy, provided that, in the event that such costs and expenses exceed the amount of the Administrative Fee, if any, if any, the applicable Series shall pay to the Administrator such excess amount:

(A)   The costs of preparing and filing any reports to be filed with the Securities and Exchange Commission;

(B)   Any fees, costs and expenses related to financial audits, if required;

(C)   Any fees, costs and expenses related to preparation and filing of tax returns;

(D)   any and all income taxes and marketing fees, costs and expenses incurred in connection with the management of a Series Property of the applicable Series;

(E)   any fees, costs and expenses incurred in connection with preparing any reports and accounts of the applicable Series;

(F)   the costs of directors' and officers' insurance of the Series Manager(s), the directors and the officers in connection with the applicable Series;

(G)   any governmental fees imposed on the capital of the Series (or the Company as a result of the operations of such Series) or incurred in connection with compliance with applicable regulatory requirements;

(H)   any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Series (or the Company as a result of the operations of such Series) or the Series Manager(s), the Administrator or any Series Officer in connection with the affairs of such Series;

(I)   any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Series Manager(s) in connection with such Series;

(J)   the fees and expenses of the Series' counsel (or the Company's counsel as a result of the operations of such Series) in connection with advice directly relating to the Series' legal affairs;

(K)   the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Series Manager(s) in connection with the operations of the applicable Series;

(L)   Any costs and expenses as agreed to be paid by the Administrator in connection with the acquisition of any Series Assets; and

(M)   All costs and expenses incidental to the termination and winding up of such Series and its share of the costs and expenses incidental to the termination

15

and winding up of the Company as allocated to it in accordance with the Allocation Policy.

(c) <u>Costs and Expenses Paid by the Series</u>. All other costs and expenses of a Series other than those as set forth in Section 2.04(b), and, if such costs and expenses relate to the operations of the Company overall and not to the particular Series, to the extent allocated to such Series by the Allocation Policy, shall be paid directly by the Series, provided, however, that the Administrator may elect to pay any such costs and expenses directly, or may advance funds to the Series in order for the Series to pay such costs and expenses, in which event the applicable Series shall repay such amounts to the Administrator when the Series has sufficient funds to do so, or at such other times as may be agreed by the Administrator and the Series. Such costs and expenses shall, without limitation, include the following:

(i) All costs and expenses incurred in connection with the acquisition of a Series Property, including brokerage and sales fees and commissions, transfer taxes, and any blue sky filings required in order for such Series to be made available to Members in certain states (unless borne by the Series Manager(s), as determined in its sole discretion);

(ii) all income, capital gain, sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar taxes imposed on the Series as a result of the operations of a Series;

(iii) any withholding or transfer taxes imposed on the Series (or the Company as a result of the operations of such Series) or any of the Members as a result of such Series' earnings, investments or withdrawals;

(iv) any indemnification payments to be made pursuant to this Agreement with respect to the operations of such Series;

(v) any similar expenses that may be determined to be operating expenses of the applicable Series, as determined by the Company Manager in its reasonable discretion;

(vi) Any costs and expenses as agreed to be paid by the applicable Series in any agreement related to the acquisition of the Series Assets; and

(vii) any other costs and expenses of a Series not otherwise set forth in Section 2.04(b).

Section 2.05   <u>Members.</u>

(a) A Person shall be admitted as a Member of a Series and shall become bound by, and shall be deemed to have agreed to be bound by, the terms of this Agreement if such Person purchases or otherwise lawfully acquires any Unit of any Series, and such Person shall become the Record Holder of such Unit, in accordance with the provisions of this Agreement. A Member may be an Additional Class Member of any Series or a Class A Member of any Series (and may be a Member of one or more Series) and, in such case, shall have the rights and obligations accorded to the Additional Class Units of such Series with respect to such Additional Class Units of such Series, and the rights and obligations

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accorded to the Class A Unit of such Series with respect to such Class A Unit of such Series, and, pursuant to the provisions of Section 18-101(9) of the Delaware Act, any Record Holder of a Unit shall be bound by this Agreement as a Member without the requirement to execute this Agreement or a joinder hereto. A Person may not become a Member without acquiring a Unit. Unless otherwise determined by the Company Manager, a Person acquiring one or more Units of a Series shall be a Member of such Series and not of the Company overall or of any other Series.

(b) The Company Manager may withhold its consent to the admission of any Person as a Member for any reason, including when it determines in its reasonable discretion that such admission could: (i) result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act) of any Units of a Series, as specified in Section 12(g)(1)(A)(ii) of the Exchange Act, (ii) cause such Person's holding to be in excess of the Aggregate Ownership Limit, (iii) in any trailing 12-month period, cause the Person's investment in all Units (of all Series in the aggregate) to exceed the Individual Aggregate 12-Month Investment Limit, (iv) adversely affect the Company or a Series or subject the Company, a Series, the Company Manager or any of their respective Affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company, or subject the Company, any Series, the Company Manager or any of their respective Affiliates to any tax to which it would not otherwise be subject, (v) cause the Company to be required to register as an investment company under the Investment Company Act, (vi) cause the Company Manager or any of its Affiliates to be required to register under the Investment Advisers Act, (vii) cause the assets of the Company or any Series to be treated as plan assets as defined in Section 3(42) of ERISA, or (viii) result in the termination of the Company for US federal income tax purposes.

(c) The name, mailing address, and tax identification of each Member shall be listed on the books and records of the Company and each Series maintained for such purpose by the Company and each Series, to the extent determined necessary by the Company Manager. The Company Manager shall update the books and records of the Company and each Series from time to time as necessary to reflect accurately the information therein.

(d) Except as otherwise provided in the Delaware Act, and subject to Section 2.05(e) and Section 4.01, the debts, obligations and liabilities of the Company generally, which are not attributable to any Series, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and none of the Members of any Series shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member of the Company or any Series.

(e) Except as otherwise provided in the Delaware Act, the debts, obligations and liabilities of a Series, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of such Series, and not of any other Series. In addition, the Members shall not be obligated personally for any such debt, obligation or liability of any Series solely by reason of being a Member.

(f) Except to the extent expressly provided in this Agreement: (i) no Member shall be entitled

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to the withdrawal or return of any Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Company or any Series, as applicable, may be considered as such by law and then only to the extent provided for in this Agreement; (ii) no Member of a Series shall have priority over any other Member of a Series either as to the return of Capital Contributions of such Series or as to profits, losses or distributions; (iii) no Member of a Series holding any Units of any Series shall have priority over any other Member holding Units of the same Series either as to the return of Capital Contributions or as to distributions; (iv) no interest shall be paid by the Company or any Series on Capital Contributions; and (v) no Member, in its capacity as such, shall participate in the operation or management of the Company's or any Series' business, transact any business in the Company's name or any Series' name or have the power to sign documents for or otherwise bind the Company or any Series by reason of being a Member.

(g) Any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company or any Series, including business interests and activities in direct competition with the Company or any Series. None of the Company, any Series or any of the other Members shall have any rights by virtue of this Agreement in any such business interests or activities of any Member.

(h) Unless otherwise provided herein, and subject to the other provisions herein, Members may not be expelled from or removed as Members of the Company. Members shall not have any right to resign or redeem their membership interests from the Company; provided that when a transferee of a Member's Units becomes a Record Holder of such Units, such transferring Member shall cease to be a Member of the Company with respect to the Units so transferred and that Members of a Series shall cease to be Members of such Series when such Series is finally liquidated in accordance with the provisions herein.

(i) Unless otherwise specifically set forth herein, any reference herein to a "Member" shall be deemed to be a reference to the Member of a particular Series.

Section 2.06   Units; Membership; Additional Class Units.

(a) Unless otherwise provided in the applicable Certificate of Registered Series, the Company is authorized to issue in respect of each Series an unlimited number of membership interests, which shall be denominated as set forth in Section 2.06(b). All Units issued pursuant to, and in accordance with the requirements of this Agreement shall be validly issued membership interests in the applicable Series and in the Company, except to the extent otherwise provided in the Delaware Act or this Agreement (including any Certificate of Registered Series). Any Member holding Units of a Series shall be deemed a Member of such Series and of the Company to the extent set forth herein and in the Delaware Act.

(b) Subject to the provisions herein, the total of the membership interests in any Series shall be comprised of one Class A Unit having the rights and preferences as set forth herein (the "Class A Unit" and any Additional Class Unit(s) (as defined below) which may be created and issued as set forth herein.

(c) The Company may elect to create additional class of membership interests in any Series,

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other than the Class A Units, at any time by amendment of the Certificate of Registered Series of the applicable Series, and to set the name, rights and preferences thereof (each, an "Additional Class Unit", and together with the Class A Units, as to each Series, the "Units" of such Series and each a "Unit" of such Series). Additional Class Units of a Series and the Class A Unit of a Series shall have the same rights, powers and duties, except as otherwise set forth in this Agreement or the applicable Certificate of Registered Series. Units shall represent an interest solely in the Series to which they relate, and unless otherwise specified herein, any reference to any Additional Class Units or the Class A Unit shall be deemed a reference to the Additional Class Units or the Class A Unit of the applicable Series. There shall be no limit to the total number of classes or number of Additional Class Units of any Series which may be issued, and each Series shall be limited to the issuance of one Class A Unit. The Units of the Members for each Series shall be as set forth on Exhibit A attached hereto, which may be updated as set forth herein. The name and mailing address of each Member of each Series, or such Member's representative, shall be listed on the books and records of the Company and each Series maintained for such purpose by the Company and each Series, or the Transfer Agent.

(d)   Upon execution of this Agreement, the Initial Member shall be issued one (1) Class A Unit of the Initial Series, representing 100% of the membership interests in the Initial Series as of such date, in return for a capital contribution to such Initial Series of $100. As of the date of such execution, the Class A Unit shall constitute all of the membership interests of the Company and of such Initial Series and, prior to the creation and issuance of any Additional Class Units of the Initial Series, shall have all of the rights and privileges of 100% of the membership interests in the Initial Series, and therefore the Company, afforded pursuant to this Agreement and applicable law.

(e)   Upon the formation of any additional Series, the Initial Member shall be issued one (1) Class A Unit of such additional Series, representing 100% of the membership interests in such additional Series as of such date, in return for a capital contribution to such additional Series of $100.

(f)   Subject to the provisions in this Agreement, the Series Manager(s) shall have full power and authority to schedule one or more closings to issue Additional Class Units of the applicable Series and admit Members of such Series to the Company in accordance with the provisions of this Agreement. Any Person that acquires Additional Class Units of a Series from the Series and is admitted as an Additional Class Member of such Series after the date hereof, shall, in connection with such Member's acquisition of such Additional Class Units of such Series, be deemed to pay to the applicable Series such Member's pro rata share of any amounts used to acquire the Series Assets for such Series, including any true-up fees and any other amounts paid to such Series by the previously admitted Additional Class Members of such Series.

Section 2.07   Income Rights.   The Company and the Manager may elect to create, with respect to each Series, contractual rights to receive income or payments from the Series Assets of such Series, as set forth in the Certificate of Registered Series of the applicable Series, including those contractual rights which may be referred to as "Royalty Shares" in a Series Offering, in each case having such terms and conditions as determined by the Company and the Manager and as set forth in the books and records of the Company (the "Income Rights"), and to thereafter issue and sell

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the Income Rights in any Series Offering or as otherwise determined by the Company and the Manager. Notwithstanding anything providing or signifying to the contrary herein, the Income Rights shall be, and shall evidence, solely rights to receive the applicable payments as set forth therein, and shall be contractual agreements between the applicable Series and the holder or counterparty thereto (each, an "Income Rights Holder"), shall not be deemed membership interests of the Company or any Series or result in the Income Rights Holder being a Member of the Company or any Series, shall not entitle the Income Rights Holder to any rights or obligations of a Member, and shall not have any voting rights with respect to the Company or any Series. The purchase price paid for the acquisition of any Income Rights shall not be a capital contribution to the Company or to any Series. A Person may become a Record Holder of an Income Right without the consent or approval of any of the Members.

Section 2.08   Certificates and Representations of Units and Income Rights.

(a)   Units and Income Rights may be recorded in book entry form or may be evidenced by certificates or electronic or crypto tokens or coins, or in any other form, as determined by the Company Manager as may be permitted by the Delaware Act. Notwithstanding anything to the contrary herein, unless the Company Manager shall determine otherwise in respect of Income Rights or one or more classes of Units of a Series or as may be required by the Depository with respect to any specific class of Units of a Series or any Income Rights of a Series, neither Income Rights nor Units shall be evidenced by physical Certificates. No Member of any Series shall have the right to require the Company or any Series to issue physical Certificates representing Units for any reason, except as may be required by applicable law. No Income Rights Holder shall have the right to require the Company or any Series to issue physical Certificates representing Income Rights for any reason, except as may be required by applicable law. If the Company Manager authorizes the issuance of Units or Income Rights to any Person in the form of physical Certificates, the Company shall issue one or more Certificates in the name of such Person evidencing the number of such Units or the number of Income Rights, as applicable, being so issued. Certificates shall be executed on behalf of the Company or a Series by the Company Manager. If and to the extent a Transfer Agent has been appointed with respect to the Income Rights or any class or series of Units of a Series, no Certificate representing such Income Rights or class or series of Units of a Series shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the Company Manager elects to issue Income Rights or Units in global form, the Certificates representing Income Rights or Units shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Income Rights or Units have been duly registered in accordance with the directions of the Company Manager. Any or all of the signatures required on the Certificate may be by facsimile. If any officer or Transfer Agent who shall have signed or whose facsimile signature shall have been placed upon any such Certificate shall have ceased to be such officer or Transfer Agent before such Certificate is issued by the Company or any Series, such Certificate may nevertheless be issued by the Company or any Series with the same effect as if such Person were such officer or Transfer Agent at the date of issue. Certificates for any class or series of Units or Income Rights shall be consecutively numbered and shall be entered on the books and records of the Company and the applicable Series as they are issued and shall exhibit the holder's name and number and type of Units or the holder's name and number and type of Income Rights, as applicable.

(b) If any mutilated Certificate is surrendered to the Company or the Transfer Agent, the Company Manager on behalf of the Company and the applicable Series shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and class or series of Units or the number and form of Income Interests as the Certificate so surrendered. The Company Manager on behalf of the Company and the applicable Series shall execute, and the Transfer Agent shall countersign and deliver, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate: (i) makes proof by affidavit, in form and substance satisfactory to the Company and the applicable Series, that a previously issued Certificate has been lost, destroyed or stolen; (ii) requests the issuance of a new Certificate before the Company and the applicable Series has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim; (iii) if requested by the Company and the applicable Series, delivers to the Company and the applicable Series a bond, in form and substance satisfactory to the Company and the applicable Series, with surety or sureties and with fixed or open penalty as the Company and the applicable Series may direct to indemnify the Company and the applicable Series and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and (iv) satisfies any other reasonable requirements imposed by the Company and the applicable Series. If a Member fails to notify the Company and the applicable Series within a reasonable time after he has notice of the loss, destruction or theft of a Certificate representing Unit(s), and a Transfer of the Units represented by the Certificate is registered before the Company and the applicable Series or the Transfer Agent receives such notification, the Member shall be precluded from making any claim against the Company, the applicable Series or the Transfer Agent for such Transfer or for a new Certificate. If an Income Rights Holder fails to notify the Company and the applicable Series within a reasonable time after he has notice of the loss, destruction or theft of a Certificate representing Income Rights, and a Transfer of the Income Rights represented by the Certificate is registered before the Income Rights Holder and the applicable Series or the Transfer Agent receives such notification, the Income Rights Holder shall be precluded from making any claim against the Company, the applicable Series or the Transfer Agent for such Transfer or for a new Certificate. As a condition to the issuance of any new Certificate under this Section 2.08, the Company and the applicable Series may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 2.09   Voting.

(a) Unless otherwise provided in this Agreement or any Certificate of Registered Series, (i) each Voting Unit of each Series shall be entitled to one vote for all matters submitted for the consent or approval of Members of the Company generally, (ii) each Voting Unit (regardless of Series) shall vote together as a single class on all matters as to which all holders of Voting Units are entitled to vote, (iii) each Voting Unit of a particular Series shall be entitled to one vote for all matters submitted for the consent or approval of the Members of such Series. Except as otherwise set forth in this Agreement, the Voting Units shall vote together as a single class on all matters submitted for approval of Members, and shall have the right to vote on any matter on which the Members overall, or the Members of such Series, are entitled to vote on hereunder or on which the Members overall, or the

21

Members of such Series, are required to vote pursuant to the Delaware Act and each such Voting Unit shall be entitled to and shall constitute one (1) vote.

(b) The Additional Class Units of a Series shall have no voting rights hereunder, except to the extent specifically required by the Delaware Act, and shall not be Voting Units for any purposes hereunder, in each case except to the extent specifically required by the Delaware Act. In the event that the Delaware Act specifically grants voting rights to the Additional Class Units or requires the Additional Class Units to vote on any matter, or any voting rights are granted to the Additional Class Units herein, each Additional Class Unit shall have one vote on such applicable matter and the Additional Class Units shall be "Voting Units", and the Additional Class Members shall be "Voting Members", in each case solely for purposes of such matter.

(c) In determining any action or other matter to be undertaken by or on behalf of the Company overall, each Voting Member shall be entitled to cast a number of votes equal to the number of Voting Units that such Voting Member holds, with the power to vote, at the time of such vote unless otherwise set forth in this Agreement. Unless otherwise set forth in this Agreement, or otherwise required by the Delaware Act, the taking of any action by the Company which required a vote of the Voting Members as set forth above shall be authorized by the affirmative vote of a majority of the Voting Units, subject to any approval of the Company Manager, as required herein.

(d) In determining any action or other matter to be undertaken by or on behalf of any Series, each Voting Member of such Series shall be entitled to cast a number of votes equal to the number of Voting Units of such Series that such Voting Member holds, with the power to vote, at the time of such vote unless otherwise set forth in this Agreement. Unless otherwise set forth in this Agreement, or otherwise required by the Delaware Act, the taking of any action by any Series which required a vote of the Voting Members of such Series as set forth above shall be authorized by the affirmative vote of a majority of the Voting Units of such Series, subject to any approval of the Company Manager or the Series Manager(s) of such Series as required herein.

Section 2.10   Withdrawal or Removal and Replacement of Administrators. An Administrator may withdraw for any reason upon notice to the Series Manager(s) of the applicable Series. An Administrator may be removed and replaced at any time for any reason by the Series Manager(s) of the applicable Series.

Section 2.11   Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Company or any Series shall be entitled to assume that the Series Manager(s) of the applicable Series and any Series Officer of such Series has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the such Series and to enter into any contracts on behalf of such Series, and such Person shall be entitled to deal with the Series Manager(s) or any such Series Officer as if it were the Series' sole party in interest, both legally and beneficially. Each Member hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Series Manager(s) or any Officer in connection with any such dealing. In no event shall any Person dealing with the Series Manager(s) or any Officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with

or to inquire into the necessity or expedience of any act or action of the Series Manager(s) or any Officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the any Series by the Series Manager(s) or any Series Officer of such Series shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement were in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Company or any Series and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company or the applicable Series.

Section 2.12   Books and Records. The Company shall keep or cause to be kept at the principal office of the Company or such other place as determined by the Company Manager appropriate books and records with respect to the business of the Company and each Series, including all books and records necessary to provide to the Members any information required to be provided pursuant to this Agreement or applicable law. Any books and records maintained by or on behalf of the Company or any Series in the regular course of its business, including the record of the Members, books of account and records of Company or Series proceedings, may be kept in such electronic form as may be determined by the Company Manager; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. Each Member shall have the right, upon reasonable demand for any purpose reasonably related to the Member's interest as a member of the Company (as reasonably determined by the Company Manager) to such information pertaining to the Company as a whole and to each Series in which such Member has a membership interest, as provided in Section 18-305 of the Delaware Act; provided, that prior to such Member having the ability to access such information, the Company Manager shall be permitted to require such Member to enter into a confidentiality agreement in form and substance reasonably acceptable to the Company Manager. For the avoidance of doubt, except as may specifically be permitted or required herein, a Member shall only have access to the information (including any Certificate of Registered Series) referenced with respect to any Series in which such Member is a holder of Units or an Income Rights Holder and not to any Series in which such Member does not hold any Units or which such Income Rights Holder does not hold any Income Rights, as applicable.

Article III.   REGISTRATION AND TRANSFER OF UNITS AND INCOME RIGHTS.

Section 3.01   Maintenance of a Register. Subject to the restrictions on Transfer and ownership limitations contained herein:

(a) The Company, or its appointee, shall keep or cause to be kept on behalf of the Company and each Series a register that will set forth the Record Holders of each of the Units and the record of Income Rights Holders and information regarding the Transfer of each of the Units and Income Rights, as applicable. The Company Manager is hereby initially appointed as registrar and transfer agent of the Additional Class Units and any Income Rights, provided that the Company Manager may appoint such third-party registrar and transfer agent as it determines appropriate in its sole discretion, for the purpose of registering Additional Class Units and Income Rights and Transfers of such Additional Class Units and Income Rights as herein provided, including as set forth in any Certificate of Registered Series.

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(b) Upon acceptance by the Company Manager of the Transfer of any Additional Class Unit, each transferee of an Additional Class Unit (i) shall be admitted to the Company as a Substitute Member with respect to the Additional Class Units so transferred to such transferee when any such transfer or admission is reflected in the books and records of the Company, (ii) shall be deemed to agree to be bound by the terms of this Agreement and the Certificate of Registered Series, and, if requested or required by the Company Manager will complete a Form of Adherence as required by Section 3.02(a), (iii) shall become the Record Holder of the Additional Class Units so transferred, (iv) grants powers of attorney to the Company Manager and any Liquidating Trustee and each of their authorized officers and attorneys in fact, as the case may be, as specified herein, and (v) makes the consents and waivers contained in this Agreement. The Transfer of any Additional Class Units and the admission of any new Substitute Member shall not constitute an amendment to this Agreement, and no amendment to this Agreement shall be required for the admission of new Substitute Members. A Member shall not be required to physically execute a counterpart signature page of this Agreement to be bound hereby, unless required by the Company Manager.

(c) Upon acceptance by the Company Manager of the Transfer of any Income Rights, each transferee of Income Rights shall become the Record Holder of the Income Rights so transferred.

(d) Nothing contained in this Agreement shall preclude the settlement of any transactions involving Additional Class Units or Income Rights entered into through the facilities of any National Securities Exchange or over-the-counter market on which such Additional Class Units or Income Rights are listed or quoted for trading, if any.

(e) Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Units of any Series or Income Rights of any Series, as between the Company and the applicable Series on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Units of such applicable Series or the Record Holder of such Income Rights of such applicable Series, as applicable.

(f) The Company shall be entitled to recognize the Record Holder of a Unit as the owner of Units and the Record Holder of Income Rights as the owner of the Income Rights, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Units or Income Rights, as applicable, on the part of any other Person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange or over-the-counter market on which such Units or Income Rights are listed for trading (if ever). Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring or holding membership interests or Income Rights, as between the Company on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such membership interest or Income Rights, as applicable.

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Section 3.02   Transfers and Ownership Limitations.

(a) Upon any Transfer of any Member's Units, the transferee shall automatically become a Member, without the need to execute a counterpart signature page or Joinder to this Agreement, and will be bound by all of the terms and conditions of this Agreement and the Certificate of Registered Series, and will be deemed to have consented thereto as a result of the acquisition of any Units; provided, however, that upon request from the Company Manager the transferee shall complete a Form of Adherence to the reasonable satisfaction of the Company Manager as set forth in Section 3.01(b).

(b) The Company and each Series shall undertake such actions and set forth such procedures so as to ensure that, unless waived by the Company Manager in its sole discretion, no issuance or Transfer of any Units or any Income Rights shall be completed if such Transfer or issuance would:

   (i)   result in the transferee directly or indirectly exceeding the Individual Aggregate 12-Month Investment Limit or owning in excess of the Aggregate Ownership Limit;

   (ii)   result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act) of any Series' Additional Class Units, as specified in Section 12(g)(1)(A)(ii) of the Exchange Act, unless such Additional Class Units have been registered under the Exchange Act or the Company is otherwise an Exchange Act reporting company;

   (iii) cause all or any portion of the assets of the Company or any Series to constitute plan assets for purposes of ERISA;

   (iv)   adversely affect the Company or such Series, or subject the Company, the Series, the Company Manager or any of their respective Affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company or subject the Company, any Series, the Company Manager or any of their respective Affiliates to any tax to which it would not otherwise be subject;

   (v)   require registration of the Company, any Series, any Income Rights or any Additional Class Units under any securities laws of the United States of America, any state thereof or any other jurisdiction; or

   (vi)   violate or be inconsistent with any representation or warranty made by the transferring Member.

(c) In the event any Transfer permitted by this Agreement shall result in beneficial ownership by multiple Persons of any Member's interest in the Company or any Income Rights, the Company Manager may require one or more trustees or nominees to be designated to represent a portion of or the entire interest or Income Rights transferred for the purpose of receiving all notices which may be given and all payments which may be made under this Agreement, and for the purpose of exercising the rights which the transferor as a Member had pursuant to the provisions of this Agreement or exercising the rights which the

#621139v17

transferor had as an Income Rights Holder.

(d) A transferee shall be entitled to any future distributions attributable to the Additional Class Units or Income Rights, as applicable, transferred to such transferee and to transfer such Additional Class Units or Income Rights, as applicable, in accordance with the terms of this Agreement; provided, however, that such transferee of any Units shall not be entitled to the other rights of a Member as a result of such Transfer until he or she becomes a Substitute Member.

(e) The Company and each Series shall incur no liability for distributions made in good faith to the transferring Member until a written instrument of Transfer of such Units has been received by the Company and recorded on its books and the effective date of Transfer of such Units has passed or the Company has received other evidence of Transfer of such Units in a form as determined by the Company Manager.

(f) The Company and each Series shall incur no liability for payments made in good faith to the transferring Income Rights Holder until a written instrument of Transfer of such Income Rights has been received by the Company and recorded on its books and the effective date of Transfer of such Income Rights has passed or the Company has received other evidence of Transfer of such Income Rights in a form as determined by the Company Manager.

(g) Any other provision of this Agreement to the contrary notwithstanding, any Substitute Member shall be bound by the provisions hereof. Prior to recognizing any Transfer in accordance with this Article III, the Company Manager may require, in its sole discretion:

  (i)   the transferring Member and each transferee to execute one or more deeds or other instruments of Transfer in a form satisfactory to the Company Manager;

  (ii)   each transferee to acknowledge its assumption (in whole or, if the Transfer is in respect of part only, in the proportionate part) of the obligations of the transferring Member by executing a Form of Adherence (or any other equivalent instrument as determined by the Company Manager);

  (iii) each transferee shall provide all the information required by the Company Manager to satisfy itself as to anti-money laundering, counter-terrorist financing and sanctions compliance matters; and

  (iv)   payment by the transferring Member, in full, of the costs and expenses referred to in Section 3.02(i).

(h) No Transfer shall be completed or recorded in the books of the Company, and no proposed Substitute Member shall be admitted to the Company as a Substitute Member, unless and until each of the requirements herein has been satisfied or, at the sole discretion of the Company Manager, waived.

(i) The transferring Substitute Member shall bear all costs and expenses arising in connection with any proposed Transfer, whether or not the Transfer proceeds to completion, including any legal fees incurred by the Company or any broker or dealer, any costs or expenses in connection with any opinion of counsel, and any transfer taxes and filing fees.

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Section 3.03   Restrictions; Remedies for Breach.

(a) Any Transfer of any Units of a Series shall only be completed subject to the compliance by the Member and the proposed transferee with all applicable laws; and furthermore may only be completed in accordance with the provisions of this Agreement.

(b) Any Transfer or attempted Transfer of any Unit(s) of any Series in contravention of this Agreement shall be absolutely null and void *ab initio* and of no force or effect, on or against the Company, any Series, any Member of any Series, any creditor of the Company or any Series or any claimant against the Company or any Series, and may be enjoined, and shall not be recorded on the books and records of the Company or any Series. No distributions of cash or property of the Company or any Series shall be made to any transferee of any Unit(s) or any Series which is/are Transferred in violation hereof, nor shall any such Transfer be registered on the books of the Company or any Series. The Transfer or attempted Transfer of any Unit(s) of any Series in violation hereof shall not affect the Beneficial Ownership of such Unit(s) of such Series, and, notwithstanding such Transfer or attempted Transfer, the Member of such Series making such prohibited Transfer or attempted Transfer shall retain the right to vote, if any, and the right to receive liquidation proceeds and any other distributions with respect to the Units of such Series.

(c) A Member shall cease to be a Member of a Series and to have the power to exercise any rights or powers of a Member with respect to such Series upon the assignment of all of the Member's Units with respect to such Series. Any event under the Delaware Act or this Agreement that causes a Member to cease to be a Member of a Series shall not, in itself, cause such Member to cease to be a Member of any other Series or terminate the continued membership of a Member in the Company or cause the termination of the Series, regardless of whether such Member was the last remaining Member of such Series.

(d) If the Company Manager shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of this Article III, the Company Manager shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Company to redeem the applicable Units, refusing to give effect to such Transfer on the books of the Company or instituting proceedings to enjoin such Transfer or other event.

Section 3.04   Record Holders. The Company and each Series shall be entitled to recognize the Record Holder of a Unit as the owner of a Unit of such Series and to recognize the Record Holder of an Income Right as the owner of an Income Right of such Series, and accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Unit or Income Right, as applicable, on the part of any other Person, regardless of whether the Company or any Series shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Units or Income Rights of such Series are listed for trading, if any.

Article IV.   SUBSCRIPTION TO UNITS; CAPITAL CONTRIBUTIONS; DISTRIBUTIONS

Section 4.01   Subscription to Units.

(a) The Company presently intends that it will cause its classification for federal income tax purposes, as well as the federal income tax classification of each Series it may designate from time to time to be as an association taxed as if a corporation. Accordingly, Persons seeking to become a Member shall be required to subscribe to Units with respect to a particular Series, and, where subscribing to applicable Units directly from the Series, in such amounts or for such values of such other forms of property as the Series Manager(s) of such Series may from time to time require, if any, in its sole discretion with respect to the Units of such Series. The amounts of such subscriptions or values of such forms of property constituting the consideration of such subscriptions (the "Capital Contributions"), shall be contributed to the capital of the applicable Series and shall be treated consistent for federal income tax purposes as a subscription to shares of the applicable series of capital stock of the applicable Series as if the Series had been independently chartered as a Delaware corporation. A newly subscribing Member shall be issued a number and class of Units of such Series as shall be determined by the Series Manager(s). The Company Manager may update Exhibit A attached hereto from time to time to reflect any updates to the matters therein, provided that the ownership of any Units shall not be adversely affected by any failure of Exhibit A to be so updated.

(b) If applicable with respect to a Series, as set forth in the Certificate of Registered Series of such Series, the Company, each Series and each subscribing Member acknowledges and agrees that, with respect to a Member's subscription to a Class A Unit, the Capital Contribution value to be ascribed to the Class A Unit subscribed for shall be equal to $0.01.

(c) The provisions of this Section 4.01 are solely intended for the benefit of the Members and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company or any Series (and no such creditor shall be a third-party beneficiary of this Agreement). The Members shall have no duty or obligation to any creditor of the Company to make any contribution to the Company or to any Series.

Section 4.02   Distributions

(a) Each Series, in the sole discretion of the Series Manager(s), and subject to the approvals as set forth herein, in the event there are Available Funds (as defined below) with respect to such Series, may make distributions ("Distributions") to Members of such Series as set forth herein. "Available Funds" means, as to each Series, the gross cash receipts from operations (excluding, for the avoidance of doubt, any Capital Contributions) of such Series, less the sum of: (1) payments of principal, interest, charges and fees pertaining to any of such Series' indebtedness; (2) costs and expenses incurred in the conduct of such Series' business, including, without limitation, payment of the Administrative Fee, if any, and the costs and expenses as set forth in any secondary trading of the Units of a Series; (3) the projected, or actually paid, as applicable, federal income tax liability of the Series, (4) any payments required to be made with respect to Income Rights of the Series; and (5) amounts reserved to meet the reasonable needs of such Series. Notwithstanding anything herein to the contrary, no Member of a Series may receive a Distribution with respect to such Series to the extent that, after giving effect to such Distribution, all liabilities of the applicable Series (other than to a Member on account of its Units in such Series and liabilities for which the recourse of creditors is limited to specific property of such Series) exceed the Fair Value of the assets of such Series (except that property that is subject to a

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liability for which the recourse of the creditors is limited to such property shall be included in the assets of such Series only to the extent the fair market value of such property exceeds that liability). In the event of a Distribution to a Member of a Series that would be deemed violative of applicable law, the applicable Member may be required to return such Distribution to the applicable Series for the benefit of such Series. Each Distribution in respect of any Units of a Series shall be paid by the Series, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Units of the applicable Series as of the record date set for such Distribution with respect to such Series as determined by the Series Manager(s). Such payment shall constitute full payment and satisfaction of such Series' and the Company's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

(b) If the Series Manager(s) of a Series determines to make a Distribution in the form of cash or other property to the Members of a Series, all such Distributions shall first be paid to the Class A Member as required until the Class A Member has been repaid such amounts as may have been advanced to, or paid on behalf of, the Series for the purchase of the Series Assets or the payment of operating costs for the applicable Series, if applicable, and shall thereafter be made to the Class A Member and the Additional Class Members as set forth in Section 4.02(c).

(c) Following the making of the payments in Section 4.02(b), 100% of the Distributions shall be paid to the Class A Member and/or any Additional Class Members of such Series, as set forth in the Certificate of Registered Series of a Series.

(d) Notwithstanding the foregoing, in the event that there are no Additional Class Units of a Series created, or, if created, in the event that there are no Additional Class Units of a Series issued and outstanding, in each case at the time of a Distribution, then, subject to the provisions of Section 4.02(b), 100% of such Distribution shall be made to the Class A Member of such Series.

(e) Except as otherwise provided herein or as required by law, no Member shall be required to restore or repay to the Company or to any Series any funds properly distributed to it pursuant to this Section 4.02.

Article V.   LIABILITY; INDEMNIFICATION

Section 5.01   Liability of a Member. The liability of each Member shall be limited to the fullest extent permitted by the Delaware Act and as set forth in this Agreement. No Member of a Series shall be obligated to restore by way of Capital Contribution with respect to such Series or otherwise any deficits in such Member's account (if such deficits occur) with respect to such Series.

Section 5.02   Exculpation and Indemnification.

(a) To the maximum extent permitted by 6 *Del. C.* § 18-1101 and/or any other federal or state applicable statute, law or rule, no Protected Person shall be liable to the Company or to any Series or any Manager or any other Member of any Series. With the prior consent of the Company Manager, any Protected Person may consult with legal counsel and accountants

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with respect to Company and Series affairs (including interpretations of this Agreement) and shall be fully protected and justified in any action or inaction which is taken or omitted in good faith, in reliance upon and in accordance with the opinion or advice of such counsel or accountants. In determining whether a Protected Person acted with the requisite degree of care, such Protected Person shall be entitled to rely on written or oral reports, opinions, certificates and other statements of the directors, officers, employees, consultants, attorneys, accountants and professional advisors of the Company and of any Series selected with reasonable care; provided that no such Protected Person may rely upon such statements if that Protected Person believed that such statements were materially false.

(b)   To the maximum extent permitted by 6 Del. C. § 18-1101 or any other applicable statute, law or rule, each Series shall indemnify, hold harmless, protect and defend each Protected Person who was or is a party or is threatened to be made a party, to any threatened, pending or contemplated claim, demand, action, suit or proceeding, whether civil, criminal, administrative, legislative or investigative (a Proceeding") against any expenses, losses, claims, judgments, fines, demands, costs, damages or liabilities, including actual legal fees, costs and expenses incurred in investigating or defending against any such losses, claims, damages or liabilities or in enforcing a Protected Person's right to indemnification under this Agreement, and any amounts expended in respect of settlements of any claims approved by the Company Manager, and other amounts of any nature whatsoever, known or unknown, liquidated or unliquidated, actually incurred by the Protected Person in connection with any Proceeding (collectively, "Liabilities"), to which any Protected Person may become subject (i) by reason of any act or omission or alleged act or omission (even if negligent) arising out of or in connection with the activities of the Company and/or a Series; or (ii) by reason of the fact that it is or was acting in connection with the activities of the Company and/or a Series in any capacity or that it is or was serving at the request of such Series as a partner, shareholder, member, director, officer, employee, or agent of any Person. The termination of any Proceeding by judgment, order, settlement, conviction or pleas of nolo contendere or its equivalent shall not of itself create a presumption that the Protected Person did not act in good faith or did not act in a manner that the Protected Person reasonably believed to be in and not opposed to the best interest of the Company and or any Series and/or any other Protected Person, and with respect to any criminal proceeding, did not have reasonable cause to believe that such conduct was unlawful.

(c)   The Administrator may, on behalf of the Series for which such Administrator was appointed, reimburse (and/or advance to the extent reasonably required) each Protected Person for reasonable legal or other costs and expenses (as incurred) of such Protected Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Liabilities for which the Protected Person may be indemnified pursuant to this Section 5.02 and for all costs and expenses, including fees, expenses and disbursements of attorneys, reasonably incurred by such Protected Person in enforcing the indemnification provisions of this Section 5.02; provided, that such Protected Person executes a written undertaking to repay the applicable Series for such reimbursed or advanced costs and expenses if it is finally judicially determined that such Protected Person is not entitled to the indemnification provided by this Section 5.02. Upon any liquidation of the applicable Series or the Company overall, such reimbursements or advancement of expenses shall be reimbursed by the applicable Series to the Administrator prior to any other distributions hereunder.

(d) The provisions of this Section 5.02 shall continue to afford protection to each Protected Person regardless of whether such Protected Person remains in the position or capacity pursuant to which such Protected Person became entitled to indemnification under this Section 5.02 and regardless of any subsequent amendment to this Agreement; provided, that, no such amendment shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

(e) The Company and each Series shall have the power to purchase and maintain insurance on behalf of any Protected Person to reimburse such Protected Person for expenses incurred by such Protected Person in any such capacity or arising out of such Protected Person's status as such, whether or not the Company or any Series would have the power to indemnify such Person against such liability under the provisions of this Section 5.02. Any indemnification under this Section 5.02 or otherwise shall be paid only out of and to the extent of the applicable Series' assets or insurance maintained by the Series for such purposes.

Article VI. ACCOUNTING; FINANCIAL AND TAX MATTERS

Section 6.01   Accounting Basis. The Company and each Series shall use such method of accounting as may be determined by the Company Manager that is consistent with United States generally accepted accounting principles or such other accounting methods and conventions as the Company Manager may from time to time determine to be used in the preparation of the Company's and any Series tax returns.

Section 6.02   Tax Matters.

(a) The Company intends that it will make, and will cause each Series to make, an appropriate election consistent with the provisions of Treasury Regulation §301.7701-2 and §301.7701-3 to be treated as, and so that each Series shall be treated as, an association taxable as if a corporation under Subchapter C of the Code and not as a partnership under Subchapter K of the Code.

(b) Any provision in this Agreement to the contrary notwithstanding, to the extent that any provision contained in this Agreement would cause the federal income tax treatment of a matter not to be in accordance with the corporate income tax principles specified under Subchapter C of the Code, such conflict shall be resolved in a manner as near as reasonably practicable by application to such conflicting matter the nearest analogous corporate federal income tax treatment of same as would be consistent with the principles of Subchapter C of the Code.

(c) The Members acknowledge that the Company Manager reserves the right to supplement or amend any applicable provisions of this Agreement, including as to this Section 6.02, to address such additional processes or procedures as may be indicated as such unresolved issues are prospectively addressed as to reasonably facilitate the Company's and each Series' compliance with the intended federal income tax provisions of the Code.

(d) Notwithstanding anything otherwise to the contrary herein, the Company Manager is authorized to take any action that may be required to cause the Company and each Series

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to comply with any withholding or other similar requirements established pursuant to the Code or any other provision of U.S. federal, state or local or non-U.S. tax law or otherwise. To the extent the Company or any Series is required to or elects to withhold and pay over or otherwise pay any withholding or other taxes payable, or required to be deducted, by the Company or any Series or any of their respective Affiliates pursuant to the Code or any provision of U.S. federal, state or local or non-U.S. tax law or otherwise, attributable to a Member (including taxes attributable to income or gain allocable to such Member) or resulting from such Member's participation in the Company or any Series or a Transfer to such Member, the Company Manager may treat the amount withheld as a distribution of cash pursuant to Section 4.02 to the extent such Member would have received a cash distribution but for such withholding or other taxes. To the extent that such payment exceeds the cash distribution that such Member would have received but for such withholding or other taxes, the Company Manager shall notify such Member as to the amount of such excess and such Member shall make a prompt payment to the applicable Series of such amount by wire transfer, which payment shall not constitute a Capital Contribution of such Member to the applicable Series.

Section 6.03   Partnership Representative.

(a)   The Company Manager is hereby designated the initial partnership representative for purposes of 6223 of the Code ("Partnership Representative"), and is responsible for acting as the liaison between the Company and the Internal Revenue Service ("Service"). The Partnership Representative shall have the exclusive authority and discretion to make any elections required or permitted to be made by the Company or any Series under any provisions of the Code or any other applicable laws and has the sole authority under the Code to deal with the Internal Revenue Service regarding any audit of or assessment against the Company or any Series under the BBA to the exclusion of all Members. At any time during an audit by the Internal Revenue Service of the Company or any Series, the Company Manager shall have the authority to remove, with or without cause, the Partnership Representative and appoint a replacement Partnership Representative. The Partnership Representative shall be reimbursed by the Company for all out of pocket expenses, costs and liabilities expended or incurred by the Partnership Representative in acting as the Company's and each Series' Partnership Representative.

(b)   Each of the Members consents to and agrees to become bound by all actions of the Partnership Representative, including any contest, settlement or other action or position which the Partnership Representative may deem proper under the circumstances. The Members specifically acknowledge, without limiting the general applicability of this Section 6.03, that the Partnership Representative will not be liable, responsible or accountable in damages or otherwise to the Company or any Member with respect to any action taken by it in its capacity as a Partnership Representative, except for bad faith, fraud, gross negligence, willful misconduct or breach of fiduciary duty. All reasonable out-of-pocket expenses incurred by the Partnership Representative in such capacity will be considered expenses of the Company for which the Partnership Representative will be entitled to full reimbursement.

(c)   The Partnership Representative shall, to the extent available and advisable, make a valid small partnership election for each taxable year of the Company. The Partnership

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Representative shall covenant in writing to undertake its function in such capacity in good faith and with reasonable diligence. The Company Manager is hereby authorized, but not required, to cause the Company to indemnify the Partnership Representative for acts or omissions in discharging said function except any that result from the Partnership Representative's gross negligence or bad faith. Respective to any taxable year of the Company, reasonably in advance of the date on which a BBA small partnership election must be made for such taxable year, the Partnership Representative shall, as and if applicable, consult with the Company's tax advisor, and, if the tax advisor so advises. The Partnership Representative shall determine on a timely basis that the Company is so qualified and the Partnership Representative shall make a timely small partnership election for the Company for that taxable year, and, in such event, the Partnership Representative shall provide prompt written notice to the Members that the Partnership Representative has done so.

(d) If, for any Company taxable year, the Partnership Representative determines that the Company cannot qualify for a small partnership election, the Partnership Representative shall, either independently or in consultation with the Company's tax preparer, determine the advisability of making, and if so advisable shall notify the Company Manager and shall make a push-out election under BBA Section 6226(b).

(e) In connection with any BBA audit of the Company or any Series, the Partnership Representative shall resolve each issue in the audit only in accordance with the affirmative accession of the Company Manager to the advice of the Partnership Representative made, either independently or in consultation with the Company's tax preparer, after appropriately articulating to it the issues involved and the dynamics of the impact upon the Company or any Series and the Members respective to any such proposed posture.

(f) If, in connection with a BBA audit, the IRS assesses a tax against the Company or any Series, the Partnership Representative, acting under BBA Section 6225(c), may require all of the Members, or Persons who were previously Members as to an applicable Reviewed Year but not as of an applicable adjustment year, and the Persons signing or joining this Agreement as a condition to becoming a Member hereby agree in such case, to file amended tax returns for the Reviewed Year and to pay their share of such assessed tax for such applicable period, in proportion to the share of partnership income or loss ascribed to each for such year, or, as necessary, upon such substantially similar allocation basis as the former basis of allocation may under then existing circumstances be required to be modified to address in a case in which the obligated Person would not as of such an applicable adjustment year then be a Member. This provision shall survive each Person's cessation as a Member of the Company or any amendment or termination of this Agreement for so long as a return of a Reviewed Year of the Company as to which any Person was a Member would be open to audit, and each Person signing this Agreement as a Member hereby agrees to indemnify the Company and the other Members from and against any amounts of assessed taxes as they would be otherwise obligated to pay in accordance with this Section 6.03, in a case in which such Person would not do so, as well as against all reasonable attorneys' fees and costs that would be incurred by the Company or such other one or more Members in the event undertakings, including legal proceedings, to enforce such obligation hereunder against such Person were commenced.

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(g) The Company Manager reserves the authority to, at any time, and from time to time, consider adopting a prohibition against the Company's admission of any Person as a Member whose admission would disqualify the Company from making a small partnership election. In such a case, the Company shall admit no Person as a Member if such Person's admission as a Member would disqualify the Company from making a valid small partnership election. Upon the Manager's resolution to prohibit admission of such Persons as would disqualify the Company Manager's election as a small partnership, no Member shall Transfer all or any part of a Member's Units to any Person in a case in which such Transfer would disqualify the Company or any Series from making a small partnership election, and in such event, the Company Manager shall provide notice thereof to all Members.

(h) Each Person becoming a Member hereby acknowledges that the BBA is new federal tax legislation effective generally as of January 1, 2018, that it replaces conventional prior tax law as it relates to the subject matter within its scope, and that there remain many unresolved issues regarding the implementation of certain of its provisions, whether through IRS Treasury Regulations, case law, or administrative resolutions of applicable governing authorities. Accordingly, the Members acknowledge that the Company Manager reserves the right to supplement or amend any applicable provisions of this Agreement, including as to this Section 6.03, to address such additional processes or procedures as may be indicated as such unresolved issues are prospectively addressed as to reasonably facilitate the Company's compliance with the BBA.

(i) The Members shall provide the Company with such information, which may be necessary or desirable in connection with such elections or otherwise in connection with the compliance with applicable tax laws, including providing information in connection with Section 743 of the Code and elections permitted thereunder. The Company Manager shall cause to be prepared and filed all tax returns of the Company and shall make all determinations as to tax elections by the Company. Unless otherwise required by law, the Company Manager shall be the "tax matters partner" of the Company and each Series within the meaning of Section 6231(a)(7) of the Code. Prompt notice shall be given to the Company Manager upon receipt of advice that the Internal Revenue Service or other taxing authority intends to examine any income tax return or record or books of the Company. The Company Manager shall provide the Company with such information, which may be necessary or desirable in connection with such elections or otherwise in connection with the compliance with applicable tax laws, including providing information in connection with Section 743 of the Code and elections permitted thereunder.

Article VII.   DISSOLUTION; REDEMPTION; WINDING UP; TERMINATION

Section 7.01   Dissolution.

(a) The Company as a whole shall dissolve and commence its winding up upon the first to occur of the following (each, a "Company Dissolution Event"):

    (i)   upon the determination of the Voting Members of all of the Series, voting as one class, with the approval of the Company Manager, at any time;

(ii)   the insolvency or bankruptcy of the Company;

(iii)   the sale of all or substantially all of the Series Assets of each of the Series; or

(iv)   the entry of a decree of judicial dissolution for the Company under Section 18-802 of the Delaware Act.

(b)   Unless otherwise provided in a Certificate of Registered Series, a Series shall terminate and a Series commence its winding up upon the first to occur of the following (such events, together with the events set forth in Section 7.01(c), each a "Series Dissolution Event"):

(i)   upon the determination of the Voting Members of such Series with the approval of the Series Manager(s), at any time;

(ii)   the insolvency or bankruptcy of such Series;

(iii)   the sale of all or substantially all of such Series' Series Assets;

(iv)   an event set forth as an event of termination of such Series in the Certificate of Registered Series establishing such Series; or

(v)   at any time that there are no Members of such Series, unless the business of such Series is continued in accordance with the Delaware Act.

(c)   A "Series Dissolution Event" shall also occur upon:

(i)   the termination of such Series under Section 18-218(b)(11) of the Delaware Act; and

(ii)   the occurrence of a Company Dissolution Event, which shall result in a Series Dissolution Event as to all Series then existing.

(d)   The dissolution of the Company or any Series pursuant to Section 18-801(a)(3) of the Delaware Act or pursuant to Section 18-218(9)(c) of the Delaware Act are each strictly prohibited.

(e)   Subject to Section 18-801 of the Delaware Act, a Series may be terminated and its affairs wound up without causing the dissolution of the Company. The termination of a Series shall not affect the limitation on liabilities of such series provided by the Delaware Act or this Agreement.

Section 7.02   <u>Winding Up and Termination of a Series.</u>

(a)   Upon the occurrence of a Series Dissolution Event, the property and business of the applicable Series shall be wound up by the Series Manager(s) or, in the event of the unavailability of the Series Manager(s), by a Person designated as a liquidating trustee by the Series Manager(s) (the Series Manager(s) or such liquidating trustee, the "Liquidating Trustee"). Subject to the requirements of applicable law and the further provisions of this Section 7.02, the Liquidating Trustee shall have discretion in determining whether to sell

or otherwise dispose of all Series Property for the applicable Series or to distribute the same in kind and the timing and manner of such disposition or distribution. While the applicable Series continues to hold Series Property, the Liquidating Trustee may in its discretion expend funds, acquire additional assets and borrow funds. The Liquidating Trustee may also authorize the payment of fees and expenses reasonably required in connection with the winding up of the applicable Series and any fees and expenses payable pursuant to any agreement to which the applicable Series is party.

(b) Within a reasonable period of time following the occurrence of a Series Dissolution Event, all of the Series Property of the applicable Series shall be applied and distributed in the following manner and order of priority: First, to the claims of all creditors of the applicable Series (including Members except to the extent not permitted by law) shall be paid and discharged other than liabilities for which reasonable provision for payment has been made; and, second, to the Members of such Series in the same manner as Distributions under Section 4.02. Notwithstanding anything to the contrary in this Agreement, liquidating distributions shall be made no later than the last to occur of (x) 90 days after the date of disposition and (y) the end of the applicable Series' taxable year in which the disposition referred to in clause (x) shall occur.

(c) When the Liquidating Trustee has completed the winding up described in this Section 7.02, the Certificate of Registered Series for the applicable Series shall be deemed withdrawn and terminated and such Series shall no longer constitute a series of the Company.

(d) The winding up of a Series or of the Company by the Members, or by any Person of Persons other than the Liquidating Trustee, as set forth in 18-218(10) of the Delaware Act is hereby explicitly prohibited.

Section 7.03   Winding Up and Termination of the Company.

(a) Upon the occurrence of a Company Dissolution Event, the property and business of each of the Series shall be wound up by Liquidating Trustee in accordance with the provisions of Section 7.02. In the event that there remain any assets or liabilities of the Company as opposed to a Series following such events, then the Liquidating Trustee shall wind up the property and business relating to such assets and liabilities in the same manner as applicable to any Series, with modifications thereto as reasonably determined by the Liquidating Trustee to take into account that such actions do not relate to a particular Series.

(b) When the Liquidating Trustee has completed the winding up described in this Section 7.03, the Liquidating Trustee shall take such actions as required to cause the Termination of the Company.

Article VIII. MEMBER MEETINGS

Section 8.01   Member Meetings.

(a) There shall be no meetings of the Members of the Company overall or Members of any Series unless called by the Company Manager or Series Manager(s), respectively, or as otherwise specifically required by the Delaware Act. No Members of a Series or group of Members of a Series, acting in its or their capacity as Members of the Series, shall have

the right to call a meeting of the Members, whether of the Series or of the Company overall.

(b) The Series Manager(s) may call meetings of the Members overall, or of one or more Series standing alone and it is the intent of the Company, each Series and each Member that (i) in the event that the meeting or action referred to is a meeting or action of all of the Members of all the Series, any references in this Article VIII to a meeting or action of the "Members", and the provisions with respect to Voting Units and other germane matters herein, shall be deemed a reference to all such Members and the Voting Units and other germane matters herein as applicable to all such Member; and (ii) in the event that the meeting or action referred to is a meeting or action of the Members of a particular Series or group of Series, any references in this Article VIII to a meeting or action of the "Members" and the provisions with respect to Voting Units and other germane matters herein, shall be deemed a reference to the Members and the Voting Units and other germane matters herein as applicable to the applicable Series or group of Series. The Company Manager and each Series Manager(s) shall have the authority, in its reasonable discretion, to interpret and enforce this Agreement to give effect to the intent of the provisions of this Section 8.01(b).

(c) All acts of Members to be taken hereunder shall be taken in the manner provided in this Agreement. If authorized by the Series Manager(s), and subject to such guidelines and procedures as the Series Manager(s) may adopt, if a meeting of the Members is called Members and proxyholders not physically present at a meeting of Members may by means of remote communication participate in such meeting and be deemed present in person and vote at such meeting.

(d) In the event that the meeting or action referred to is a meeting or action of all of the Members of all the Series, unless otherwise required by applicable law, the presence of one-third of the Units of all Series entitled to be vote at such meeting, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting.

(e) In the event that the meeting or action referred to is a meeting or action of the Members of a particular Series or group of Series, the presence of one third of the Units of the applicable Series or group of Series entitled to be vote at such meeting, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting.

(f) The Delaware Court of Chancery may issue such orders as may be appropriate, including orders designating the time and place of such meeting, the record date for determination of Members entitled to vote, and the form of notice of such meeting.

Section 8.02 Notice of Meetings of Members.

(a) Notice, stating the place, day and hour of any meeting of the Members, as determined by the Series Manager(s), and the purpose or purposes for which the meeting is called, as determined by the Series Manager(s), shall be delivered by the Series Manager(s) not less than 5 calendar days nor more than 60 calendar days before the date of the meeting, in a manner and otherwise in accordance with the terms herein to each Record Holder of Units who is entitled to vote at such meeting. Such further notice shall be given as may be required by Delaware or applicable federal law or any exchange on which any Units of the

applicable Series the members of which are entitled to vote at the meeting, are then listed. Only such business shall be conducted at a meeting of Members of any Series or group of Series as shall have been brought before the meeting pursuant to the Series Manager's notice of meeting. Any previously scheduled meeting of any Members may be postponed, and any meeting of the Members may be canceled, by resolution of the Series Manager(s) upon public notice given prior to the date previously scheduled for such meeting of the Members.

(b) The Series Manager(s) shall designate the place of meeting for any meeting of the Members. If no designation is made, the place of meeting shall be the principal office of the Company.

Section 8.03   Record Date. For purposes of determining the Members entitled to notice of or to vote at a meeting of the Members, the Series Manager(s) may set a Record Date, which shall not be less than 5 nor more than 60 days before the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which any Units of the applicable Series the members of which are entitled to vote at the meeting are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). If no Record Date is fixed by the Series Manager(s), the Record Date for determining Members of the applicable Series or group of Series entitled to notice of or to vote at a meeting of Members of the applicable Series or group of Series shall be at the close of business on the day next preceding the day on which notice is given. A determination of Members of record entitled to notice of or to vote at a meeting of Members shall apply to any adjournment or postponement of the meeting; provided, however, that the Series Manager(s) may fix a new Record Date for the adjourned or postponed meeting.

Section 8.04   Adjournment. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 30 days. At the adjourned meeting, the Company, or the applicable Series or group of Series, may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article VIII.

Section 8.05   Waiver of Notice; Approval of Meeting. Whenever notice to the Members is required to be given under this Agreement, a written waiver, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a Person at any such meeting shall constitute a waiver of notice of such meeting, except when the Person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Members need be specified in any written waiver of notice unless so required by resolution of the Series Manager(s). All waivers and approvals shall be filed with the records of the Company and the applicable Series or made part of the minutes of the meeting.

Section 8.06   Required Vote. The submission of matters to Members for approval shall occur only at a meeting of the Members duly called and held in accordance with this Agreement at which

a quorum is present; provided, however, that the Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Units entitled to vote specified in this Agreement. Any meeting of Members may be adjourned from time to time by the chairman of the meeting to another place or time, without regard to the presence of a quorum.

Section 8.07   Conduct of a Meeting; Member Lists.

(a)   The Series Manager(s) shall have full power and authority concerning the manner of conducting any meeting of the Members, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of this Article VIII, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The Series Manager(s) shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Company and each applicable Series maintained by the Series Manager(s). The Series Manager(s) may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Members, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes, the submission and examination of proxies and other evidence of the right to vote.

(b)   A complete list of Members entitled to vote at any meeting of Members, arranged in alphabetical order and showing the address of each such Member and the number of Units of each Series registered in the name of such Member, shall be open to the examination of any Member of the Series or group of Series entitled to attend such meeting, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days before the meeting, at the principal place of business of the applicable Series or group of Series. The Member list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any Member who is present.

Section 8.08   Action Without a Meeting. On any matter that is to be voted on, consented to or approved by Members, the Members may take such action without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be approved by the Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. A Certificate of Registered Series need not provide that any action required or permitted to be taken by the holders of the Units to which such Certificate of Registered Series relates may be taken without a meeting by the written consent of such holders or Members, in order for the provisions of this Section 8.08 to apply thereto.

Section 8.09   Voting and Other Rights.

(a)   Only those Record Holders of Voting Units on the Record Date set pursuant to Section 8.03 shall be entitled to notice of, and to vote at, a meeting of Members or to act with respect to matters as to which the holders of the Voting Units have the right to vote or to

39

act. All references in this Agreement to votes of, or other acts that may be taken by, the Voting Units shall be deemed to be references to the votes or acts of the Record Holders of such Voting Units on such Record Date.

(b) With respect to Voting Units that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Voting Units are registered, such other Person shall, in exercising the voting rights in respect of such Voting Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Voting Units in favor of, and at the direction of, the Person who is the Beneficial Owner, and the Company shall be entitled to assume it is so acting without further inquiry.

(c) No Members shall have any cumulative voting rights.

Section 8.10 Proxies and Voting.

(a) On any matter that is to be voted on by Members, the Members may vote in person or by proxy, and such vote may be made, or proxy may be granted in writing, by means of electronic transmission or as otherwise permitted by applicable law. Any such proxy shall be delivered in accordance with the procedure established for the relevant meeting.

(b) For purposes of this Agreement, the term "electronic transmission" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(c) The Series Manager(s) may, and to the extent required by law, shall, in advance of any meeting of all or any of Members, appoint one or more inspectors to act at the meeting and make a written report thereof. The Series Manager(s) may designate one or more alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of Members, the chairman of the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.

(d) With respect to the use of proxies at any meeting of Members, the Company and each Series shall be governed by paragraphs (b), (c), (d) and (e) of Section 212 of the DGCL and other applicable provisions of the DGCL, as though the Company and each Series were a Delaware corporation and as though the Members of each Series were shareholders of a Delaware corporation.

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(e)   In the event that the Company or any Series becomes subject to Regulation 14A under the Exchange Act, pursuant to and subject to the provisions of Rule 14a-16 under the Exchange Act, the Company or the applicable Series, as applicable, may, but is not required to, utilize a Notice of Internet Availability of Proxy Materials, as described in such rule, in conjunction with proxy material posted to an Internet site, in order to furnish any proxy or related material to Members pursuant to Regulation 14A under the Exchange Act.

Article IX.   MISCELLANEOUS

Section 9.01   <u>Addresses and Notices.</u> Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication (including electronic communication) to the Member at the address described below. Any notice, payment or report to be given or made to a Member hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Units at his address as shown on the records of the Transfer Agent or delivered electronically as otherwise shown on the records of the Company and the applicable Series (including on Exhibit A attached hereto), regardless of any claim of any Person who may have an interest in such Units by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 9.01 executed by the Company and the applicable Series, the Company Manager or the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder of a Unit at the address of such Record Holder of Units appearing on the books and records of the Transfer Agent or the Company and the applicable Series is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it or is returned or there is a delivery failure through any electronic communication, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder of Units or another Person notifies the Transfer Agent or the Company and the applicable Series of a change in his address or electronic address, as applicable) if they are available for the Member at the principal office of the Company and the applicable Series for a period of one year from the date of the giving or making of such notice, payment or report to the other Members. Any notice to the Company and the applicable Series shall be deemed given if received by the Company Manager at the principal office of the Company and the applicable Series designated pursuant to the terms and conditions herein. The Company Manager and any Company Officers may rely and shall be protected in relying on any notice or other document from a Member or other Person if believed by it to be genuine.

Section 9.02   <u>Amendments; Waiver.</u> Except as otherwise expressly provided in this Agreement, any provision of this Agreement may be amended or waived only by an instrument in writing executed by the Company Manager, subject to the approval of the Series Manager(s) as set forth in Section 2.02(f), and no vote or approval of any Members shall be required for any such amendment unless otherwise required by applicable law. Notwithstanding the foregoing, the Company Manager may amend this Agreement and the schedules and exhibits hereto, without the approval of Members or the Series Manager(s) as set forth in Section 2.02(f), (i) to evidence the joinder to this Agreement of a new Member of any Series; (ii) in connection with the Transfer of

41

Units of any Series; (iii) in connection with any issuance of Units of any Series to any existing members for any reason, (iv) as otherwise required to reflect Capital Contributions of any Series, distributions of any Series and similar actions hereunder; (v) to reflect the naming of new officers, members of the Series Manager(s) or replacement of officers or managers of the Company or any Series; (vi) in connection with the creation of a Series pursuant to a Certificate of Registered Series as set forth in Section 1.07(a), including any modifications or amendments to such Certificate of Registered Series, or any termination of a Series; (vii) a change that is required to effect the intent expressed in the provisions of this Agreement or any Certificate of Registered Series or is otherwise contemplated by this Agreement or any Certificate of Registered Series; and (viii) any change the Company Manager deems necessary or appropriate to enable trading of membership interests of any Series. Notwithstanding the forgoing the Company Manager is authorized to make such amendments to this Agreement as required in order to comply with any applicable law, including, without limitation, any securities law or tax law, whether currently in place or promulgated in the future, without the approval of the Members or Series Manager(s) as set forth in Section 2.02(f).

Section 9.03   Power of Attorney.

(a) Each Member of each Series hereby constitutes and appoints each of the Company Manager and, if a Liquidating Trustee shall have been selected pursuant to Section 7.02, the Liquidating Trustee (and any successor to the Liquidating Trustee by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact (collectively, the "Authorized Persons"), as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i)   execute, swear to, acknowledge, deliver, file and record in the appropriate public offices:

(A)   All certificates, documents and other instruments (including this Agreement and the Certificate of Formation and all amendments or restatements hereof or thereof) that any Authorized Person determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Company or any Series as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company or any Series may conduct business or own property or to form, qualify or continue the existence or qualification any Series in the State of Delaware and in all other jurisdictions in which such Series may conduct business or own property or to;

(B)   all certificates, documents and other instruments that any Authorized Person determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement;

(C)   all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that any Authorized Person determines to be necessary or appropriate to reflect the dissolution, liquidation and

termination of the Company or any Series pursuant to the terms of this Agreement;

(D)   all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Member pursuant to, or other events described in, Article II or Article IV;

(E)   all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Company or any Series;

(F)   all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any Units of a Series or Income Rights of a Series issued pursuant to this Agreement;

(G)   all certificates, documents and other instruments that any Authorized Person determines to be necessary or appropriate to maintain the separate rights, assets, obligations and liabilities of each Series; and

(ii)   execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that any Authorized Person determines to be necessary or appropriate to (i) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Members hereunder or is consistent with the terms of this Agreement or (ii) effectuate the terms or intent of this Agreement; provided, that when required by any provision of this Agreement that establishes a percentage of the Members or of the Members of any class or Series required to take any action, any Authorized Person may exercise the power of attorney made in this Section 9.03(a)(ii) only after the necessary vote, consent, approval, agreement or other action of the Members or of the Members of such class or Series, as applicable.

(b)   Nothing contained in this Section 9.03 shall be construed as authorizing any Authorized Person to amend, change or modify this Agreement except in accordance with Section 9.02 or as may be otherwise expressly provided for in this Agreement.

(c)   The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Member and the Transfer of all or any portion of such Member's Units and shall extend to such Member's heirs, successors, assigns and personal representatives. Each such Member hereby agrees to be bound by any representation made by any Authorized Person acting in good faith pursuant to such power of attorney; and each such Member, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of any Authorized Person, taken in good faith under such power of attorney in accordance with Section 9.03. Each Member shall execute and deliver to any Authorized Person, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as any Authorized Person determines to be necessary or appropriate to effectuate this

Agreement and the purposes of the Company.

Section 9.04   Successors and Assigns. This Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the Members.

Section 9.05   No Waiver. Except as set forth in Section 9.17 with respect to forum selection, no failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.06   Survival of Certain Provisions. The covenants and agreements set forth in Section 5.01, Section 5.02 and Section 6.02 shall survive dissolution or termination of any Series, and shall further survive the Termination of the Company.

Section 9.07   Telephone Consumer Protection Act Consent. Each Member expressly consents to receiving calls and messages, including auto-dialed and pre-recorded message calls, and SMS messages (including text messages) from the Administrator, its affiliates, agents and others calling at their request or on their behalf, at any telephone numbers that the Member has provided to the Company or any Series (including any cellular telephone numbers). Member's cellular or mobile telephone provider will charge Member according to the type of plan Member carries. Any Member may unsubscribe from receiving text messages or promotional calls at any time by (i) replying STOP, STOPALL, UNSUBSCRIBE, CANCEL, END or QUIT to any text message such Member receives from the Company or any Series or (ii) sending an email response to any email address from which the Member has received an email from the Company, with one of the forgoing words in the subject line. Each Member acknowledges and consents that following such a request to unsubscribe, such Member may receive one final text message from the Company confirming such request.

Section 9.08   Electronic Information. Each Member hereby agrees that all current and future notices, confirmations and other communications may be made by the Company or any Series via email, sent to the email address of record of the Member provided to the Company or any Series as changed or updated from time to time, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the Company, any Series and the Members except as otherwise required by law. If any such electronically sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients spam filters by the recipients email service provider, or due to a recipient's change of address, or due to technology issues by the recipients service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. Except as required by law, no physical, paper documents will be sent to Members, and a Member desires physical documents then such Member agrees to be satisfied by directly and personally printing, at such Member's own expense, the electronically sent communication(s) and maintaining such physical records in any manner or form that a Member desires.

Section 9.09   Section 7704(e) Relief. In the event that the Company Manager determines the

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Company should seek relief pursuant to Section 7704(e) of the Code to preserve the status of the Company as a partnership for U.S. federal (and applicable state) income tax purposes, the Company and each Member shall agree to adjustments required by the tax authorities, and the Company shall pay such amounts as required by the tax authorities, to preserve the status of the Company as a partnership.

Section 9.10   Severability. In case any provision in this Agreement shall be deemed to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired hereby.

Section 9.11   Interpretation. The headings in this Agreement are inserted for convenience of reference only and shall not affect the interpretation of this Agreement. As used herein, masculine pronouns shall include the feminine and neuter, neuter pronouns shall include the masculine and the feminine, and the singular shall be deemed to include the plural. The use of the word "including" herein shall not be considered to limit the provision that it modifies but instead shall mean "including, without limitation."

Section 9.12   No Third-Party Rights. Except as expressly provided in this Agreement, this Agreement is intended solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the parties hereto.

Section 9.13   Entire Agreement. This Agreement and any Certificate of Registered Series, with respect to the applicable Series, constitutes the entire agreement of the Company, each Series, the Initial Member and any Person who becomes a Member hereafter with respect to the matters described herein and supersedes any prior agreement or understanding among them with respect to such subject matter.

Section 9.14   Rule of Construction. The general rule of construction for interpreting a contract, which provides that the provisions of a contract should be construed against the party preparing the contract, is waived by the parties hereto. Each party acknowledges that such party was represented by separate legal counsel in this matter who participated in the preparation of this Agreement or such party had the opportunity to retain counsel to participate in the preparation of this Agreement but elected not to do so.

Section 9.15   Authority. Whenever in this Agreement or elsewhere it is provided that consent is required of, or a demand shall be made by, or an act or thing shall be done by or at the direction of, the Company, or whenever any words of like import are used, all such consents, demands, acts and things are to be made, given or done by the consent of the Company Manager or Person acting under the authority of the Company Manager, unless a contrary intention is expressly indicated.

Section 9.16   Governing Law. This Agreement, and any and all claims, proceedings or causes of action relating to this Agreement or arising from this Agreement or the transactions contemplated herein, including, without limitation, tort claims, statutory claims and contract claims, shall be interpreted, construed, governed and enforced under and solely in accordance with the substantive and procedural laws of the State of Delaware, in each case as in effect from time to time and as the same may be amended from time to time, and as applied to agreements performed wholly within the State of Delaware.

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Section 9.17   Choice of Forum for Disputes. Unless the Company Manager consents in writing to the selection of an alternative forum, the federal district courts of the United States of America and the courts of the State of Delaware, in each case located in the State of Delaware (the "Selected Courts"), shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or any dispute or claim related to this Agreement, the Company or any Series. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company or any Series shall be deemed to have notice of and consented to the provisions of this Agreement. By execution or joinder to this Agreement, each party to this Agreement irrevocably submits to and accepts, with respect to any such action or proceeding, generally and unconditionally, the jurisdiction of the Selected Courts, and irrevocably waives any and all rights such party may now or hereafter have to object to such jurisdiction, whether based on *forum non conveniens* or other basis.

Section 9.18   Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR RELATED TO THE OPERATIONS OF THE COMPANY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR RELATED TO THE OPERATIONS OF THE COMPANY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY TO THIS AGREEMENT HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY TO THIS AGREEMENT WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY TO THIS AGREEMENT HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY TO THIS AGREEMENT MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY TO THIS AGREEMENT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.18.

Section 9.19   Attorneys' Fees. In the event that any Party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the prevailing Party shall be reimbursed by the losing Party for all costs, including reasonable attorney's fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

Section 9.20   No Consequential or Punitive Damages. IN NO EVENT WILL ANY PARTY BE LIABLE TO ANY OTHER PARTY UNDER OR IN CONNECTION WITH THIS AGREEMENT OR IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREIN FOR SPECIAL, GENERAL, INDIRECT, CONSEQUENTIAL, OR PUNITIVE OR EXEMPLARY DAMAGES, INCLUDING DAMAGES FOR LOST PROFITS OR LOST OPPORTUNITY, EVEN IF THE PARTY SOUGHT TO BE HELD LIABLE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE.

Section 9.21   Expenses. Unless otherwise contemplated or stipulated by this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 9.22   Specific Performance. Each party to this Agreement agrees that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that each party to this Agreement shall be entitled to seek specific performance of the terms hereof in addition to any other remedy at law or in equity.

Section 9.23   Facsimile Signatures. The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Company or any Series on certificates representing Units of any Series or Income Rights of any Series is expressly permitted by this Agreement.

Section 9.24   Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signatures appear on following page]

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IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first written above.

Musicow Asset US, LLC
Sole Member

Signed by:
By: Paul Baik
AFCD0B9639104A8...
Name: Paul Baik
Title: Manager

Members:

All members now and hereafter admitted as Members of the Company, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the Company or without execution hereof or thereof by purchasing or otherwise lawfully acquiring any Unit, pursuant to Section 9.03.

Agreed and accepted:

Musicow Asset US, LLC, as the Company Manager

Signed by:
By: Paul Baik
AFCD0B9639104A8...
Name: Paul Baik
Title: Manager

48

Form of Counterpart Signature Page

The undersigned hereby accepts, and becomes a party to, the Limited Liability Company Agreement (the "Agreement") of Musicow US Vol. 1 LLC, a Delaware limited liability company (the "Company"), in connection with the acquisition of Additional Class Units (as defined in the Agreement) of the Company with respect to a certain Series (as defined in the Agreement), and by its signature below signifies its agreement to be bound by the terms and conditions of the Agreement.

Member Name: _____

By: _____

Name: _____

Title: _____

Name of Series: _____

Number of Additional Class Units: _____

Agreed and Accepted:

Musicow US Vol. 1 LLC

By: Musicow Asset US, LLC, as the Company Manager

By: _____
Name: Paul Baik
Title: Manager

49

Exhibit A

Series, Members, Capital Contributions, Units

Series Name: Musicow US Vol. 1 LLC – Series 001 – Mr. Know It All				
Member Name	Address	Capital Contribution	Number of Class A Units	Additional Class Units
Musicow Asset US, LLC	345 N Maple Dr, Ste. 210, Beverly Hills, CA 90210	$100	1	None Authorized

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Exhibit B

Form of Certificate of Registered Series

Certificate of Registered Series of Musicow US Vol. 1 LLC – Series [___] – [_____]

In accordance with the Limited Liability Company Agreement of Musicow US Vol. 1 LLC, a Delaware series limited liability company (the "Company"), dated February 25, 2025 (the "Agreement"), upon the execution of this Certificate of Registered Series by the undersigned manager of the Company, Musicow US Vol. 1 LLC – Series [_____] – [_____] shall be formed as a registered series of the Company pursuant to this Certificate of Registered Series, which shall be attached to, and deemed incorporated in its entirety into, the Agreement. References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the Effective Date of Establishment set forth below.

Name of Series	Musicow US Vol. 1 LLC – Series [___] – [_____]
Effective Date of Establishment	[_____].
Series Property	The Series Assets. For purposes of the Series, "Series Assets" refers to the contractual rights to receive royalties, fees, and other income streams related to or derived from the musical composition pursuant to certain royalty sharing agreements entered into by the Series, or otherwise assigned to the Series, or royalties, fees, and other income stream otherwise derived from the following musical composition: [_____] by [_____].
Initial Units of the Series	One Class A Unit
Additional Class Units	None
Additional Provisions	[_____]

Agreed and executed as of the Effective Date of Establishment as set forth above by the Company Manager:

Musicow US Vol. 1 LLC
By: Musicow Asset US, LLC, as the Company Manager

By: _____
Name: Paul Baik
Title: Manager

Exhibit C

Certificate of Registered Series of Musicow US Vol. 1 LLC – Series 00001 – Mr. Know it All

In accordance with the Limited Liability Company Agreement of Musicow US Vol. 1 LLC, a Delaware series limited liability company (the "Company"), dated February 25, 2025 (the "Agreement"), upon the execution of this Certificate of Registered Series by the undersigned manager of the Company, Musicow US Vol. 1 LLC – Series 00001 – Mr. Know it All shall be formed as a registered series of the Company pursuant to this Certificate of Registered Series, which shall be attached to, and deemed incorporated in its entirety into, the Agreement. References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the Effective Date of Establishment set forth below.

Name of Series	Musicow US Vol. 1 LLC – Series 00001 – Mr. Know it All
Effective Date of Establishment	February 26, 2025.
Series Property	The Series Assets. For purposes of the Series, "Series Assets" refers to the contractual rights to receive royalties, fees, and other income streams related to or derived from the musical composition pursuant to certain royalty sharing agreements entered into by the Series, or otherwise assigned to the Series, or royalties, fees, and other income stream otherwise derived from the following musical composition: Mr. Know It All by Kelly Clarkson.
Initial Units of the Series	One Class A Unit
Additional Class Units	None
Additional Provisions	None

Agreed and executed as of the Effective Date of Establishment as set forth above by the Company Manager:

Musicow US Vol. 1 LLC

By: Musicow Asset US, LLC, as the Company Manager

By: _____
Name: Paul Baik
Title:　Manager

EXHIBIT C

Custody Agreement

CONFIDENTIAL



BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME   ("CLIENT")

[ADDRESS]

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's   Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

1. SERVICES.

1.1. **Custodian.** Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat Currency, and Securities ("Custodial Services").

1.2. **Wallet Software and Non-Custodial Wallet Service.**

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

1.3. **Fiat Services.**

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is

limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms & Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

1.4.   Securities Services.

(a) To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

   i.   Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

   ii.   Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

   i.   Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

   ii.   Custodian will provide Client with a confirmation of the pending transfer.

   iii. If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

iv.   If Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5.   **Third-Party Payments**. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving   Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6.   **API Access.**

(a) Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b) All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time. In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7.   **Fees.** The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision. Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8.   **Acknowledgement of Risks.**

(a) <u>General Risks; No Investment, Tax, or Legal Advice; No Brokerage</u>. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED

TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) <u>Material Risk in Investing in Digital Currencies</u>. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;
(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;
(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;
(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;
(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;
(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;
(7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;
(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;
(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND
(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON-EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

2. CUSTODIAL ACCOUNT.

2.1. Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

2.2. General. The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

2.3. Instructions.

(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e) Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian's gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

2.4.   Digital Asset Deposits and Withdrawals.

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client's Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client's Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests

made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

2.5.   Access Time.

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6.   Supported Digital Assets. The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7.   Advanced Protocols. Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to

attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

2.8.   Operation of Digital Asset Protocols.

(a)   Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b)   Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

2.9.   Account Statements.

(a)   Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b)   The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c)   To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

2.10.   Independent Verification. If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11. Support and Service Level Agreement. Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo-service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12. Clearing and Settlement Services.

(a) Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

  i. A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

  ii. A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

  iii. A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

  iv. In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

v.   Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

vi.   Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

vii.   Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii.   Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix.   Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c) Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d) Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e) Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f) Clearing and settlement transactions shall be subject to all Applicable Law.

3. USE OF SERVICES.

3.1.   Company Site and Content. Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and

use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2.   **Website Accuracy.** Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3.   **Third-Party or Non-Permissioned Users.** Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4.   **Prohibited Use.** Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the

Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

3.5.   Security; Client Responsibilities.

(a) Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets   . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at security@bitgo.com.

(b) Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c) Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

3.6.   Taxes. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law. Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

3.7.   Third Party Providers. Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

3.8. Developer Applications.

(a) Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b) Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c) Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

4. CUSTODIAN OBLIGATIONS.

4.1. Insurance. Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder. Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

4.2. Standard of Care. Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

4.3. Business Continuity Plan. Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

5. TERM; TERMINATION.

5.1. Initial Term; Renewal Term. This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

5.2.   Termination for Breach. Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

5.3.   Suspension, Termination, or Cancellation by Custodian.

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

   i.   Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;
   ii.   Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;
   iii. Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);
   iv.   Custodian service partners are unable to support Client's use;
   v.   Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;
   vi.   Client fails to pay fees for a period of 90 days; or
   vii. Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

5.4.   Effect of Termination. On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

5.5.   Early Termination. Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise

its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. **DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.**

7. **REPRESENTATIONS, WARRANTIES, AND COVENANTS.**

   7.1. **By Client.** Client represents, warrants, and covenants to Custodian that:

   (a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating

terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove confidential commercial information not relevant to the requirements of this Agreement;

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

7.2. **By Custodian.** Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

7.3. **Notification.** Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8. DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9. CONFIDENTIALITY, PRIVACY, DATA SECURITY.

9.1. **Confidentiality.**

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use

Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2. **Privacy.** Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

9.3. **Security.** Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

10. INDEMNIFICATION.

10.1. **Indemnity.** Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

10.2. **Indemnification Process.**

(a) Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b) Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

11. LIMITATIONS OF LIABILITY.

11.1. NO CONSEQUENTIAL DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

11.2. LIMITATION ON DIRECT DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

11.3. EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY. THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED   ASSETS   .

12. MISCELLANEOUS.

12.1. Notice. All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

12.2. Publicity. Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

12.3. Entire Agreement. This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

12.4. Computer Viruses. Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

12.5. No Waiver. The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

12.6. Amendments. Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

12.7. Assignment. Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

12.8. Severability. If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

12.9. Survival. All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

12.10. Governing Law. The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

12.11. Force Majeure. Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

12.12. Relationship of the Parties. Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

BITGO TRUST COMPANY, INC.	**[CLIENT NAME]**

By: By:

Name: Name:

Title: Title:

Date: Date:

Address for Notice: Address for Notice:

6216 Pinnacle Place
Suite 101   _____
Sioux Falls, SD 57108
Attn: Legal   _____
Email: legal@bitgo.com
                                                            _____

                                                            Attn:

                                                            Email:

APPENDIX 1: PROHIBITED USE, PROHIBITED BUSINESSES AND CONDITIONAL USE

1.1 Prohibited Use. Client may not use Client's Custodial Account to engage in the following categories of activity ("Prohibited Uses"). The Prohibited Uses extend to any third party that gains access to the Custodial Services through Client's account or otherwise, regardless of whether such third party was authorized or unauthorized by Client to use the Custodial Services associated with the Custodial Account. The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of Custodial Services involves a Prohibited Use, or have questions about how these requirements applies to Client, please contact Custodian at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use Client's Custodial Account to do any of the following:

- **Unlawful Activity**: Activity which would violate, or assist in violation of any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Custodian conducts business, including, but not limited to, the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information.
- **Abusive Activity**: Actions which impose an unreasonable or disproportionately large load on Custodian's infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to the Site that contains viruses, Trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to the Site, other Custodial Accounts, computer systems or networks connected to the Site, through password mining or any other means; use Custodial Account information of another party to access or use the Site; or transfer Client's Custodial Account access or rights to Client's Custodial Account to a third party, unless by operation of law or with the express permission of Custodian.
- **Abuse Other Users**: Interfere with another Custodian user's access to or use of any Custodial Services; defame, abuse, extort, harass, stalk, threaten or otherwise violate or infringe the legal rights (such as, but not limited to, rights of privacy, publicity and intellectual property) of others; incite, threaten, facilitate, promote, or encourage hate, racial intolerance, or violent acts against others; harvest or otherwise collect information from the Site about others, including, without limitation, email addresses, without proper consent.
- **Fraud**: Activity which operates to defraud Custodian, Custodian users, or any other person; provide any false, inaccurate, or misleading information to Custodian.
- **Gambling**: Lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; Internet gaming; contests; sweepstakes; games of chance.
- **Intellectual Property Infringement**: Engage in transactions involving items that infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the law, including but not limited to sales, distribution, or access to counterfeit music, movies, software, or other licensed materials without the appropriate authorization from the rights holder; use of Custodian intellectual property, name, or logo, including use of Custodian trade or service marks, without express consent from Custodian or in a manner that otherwise harms Custodian, or Custodian's brand; any action that implies an untrue endorsement by or affiliation with Custodian.

- **Written Policies**: Client may not use the Custodial Account or the Custodial Services in a manner that violates, or is otherwise inconsistent with, any operating instructions promulgated by Custodian.

1.2. Prohibited Businesses. The following categories of businesses, business practices, and sale items are barred from the Custodial Services ("Prohibited Businesses"). The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of the Custodial Services involves a Prohibited Business or has questions about how these requirements apply to Client, please contact us at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use the Custodial Services in connection with any of the following businesses, activities, practices, or items:

- Individuals convicted of an offense related to drug trafficking, financial crimes, arms trafficking, human smuggling, or human trafficking
- Individuals or entities that own or operate virtual currency mixers or wallets with built-in mixers.
- Shell banks (a shell bank is a financial institution that does not have a physical presence in any country, unless it is controlled by, or is under common control with, a depository institution, credit union, or another foreign financial institution that maintains a physical presence either in the U.S. or a foreign country).
- Anonymous and fictitiously named accounts
- Companies that issue bearer shares.
- Business involved in the sale of narcotics or controlled substances.
- Any individual or entity designated under any trade, economic, or financial sanctions laws, regulations, embargoes, or restrictive measures imposed, administered, or enforced by the U.S. or the United Nations, including Specially Designated Nationals ("SDNs") and Blocked Persons.
- Any unlicensed/unregulated banks, remittance agents, exchanges houses, casa de cambio, bureaux de change or money transfer agents.
- Individuals and entities who trade in conflict diamonds, which are rough diamonds that have not been certified in accordance with the Kimberley Process Certification Scheme.
- Individuals and entities designated as a Primary Money Laundering Concern by the U.S. Treasury under Section 311 of the USA PATRIOT Act.
- Any foreign banks operating with a banking license issued by a foreign country that has been designated as non-cooperative with international AML principles or procedures by FATF; or a banking license issued by a foreign country that has been designated by the Secretary of the Treasury as warranting special measures due to money laundering concerns.

BITGO CUSTODIAL SERVICES AGREEMENT
FEE SCHEDULE A AND ADDITIONAL TERMS

This Schedule A forms part of the Custodial Services Agreement by and between Client and Custodian (the "Agreement") and is effective as of the Effective Date. The parties hereto agree that the fees associated with Services (as defined below) for Client shall be as set forth below. All capitalized terms not defined herein shall have the meaning ascribed in the Agreement.

I.   **Expanded Definition of Services.** Under this fee structure, Client may be provided access to additional services provided by Custodian or its affiliates. As such, the definition of "Services" as used in the Agreement shall be modified to mean Custodial Services, Wallet Services and the additional services set forth below. **Each additional service is subject to additional terms and conditions and risk disclosures as set forth in Appendix 1 to this Fee Schedule.**

- MMI Services, including access to one or more MMI wallets.
- NFT Custody.
- Staking (where available).

II.   **Fees.** The Fees associated with Services for Client are as follows:

1. Onboarding Fee.

The Client implementation fee set forth below is a one-time flat fee assessed to cover onboarding and implementation costs (the "Onboarding Fee").

The Onboarding Fee will be $_____.

2. Digital Asset Storage Fee and Fixed Monthly Fee.

The "Digital Asset Storage Fee" is calculated at the end of each calendar month based on the aggregate USD market value of average holdings held by Client in (i) Custodial Accounts, (ii) wallets provided as Wallet Services; and (iii) MMI wallets.

Throughout the Term, Client will be assessed a fixed monthly   Asset Storage Fee (subject to overage fees), as set forth below:

Product	Fixed Monthly Storage Fee
Wallet Services (exclusive of NFT holdings)	

Custodial Accounts (exclusive of NFT holdings)	$_____
MMI wallets (exclusive of NFT holdings)	
NFTs held in Wallet Services, Custodial Accounts and MMI wallets	

The Digital Asset Storage Fee is a tiered fee, as applicable, as defined in the schedule below. Tiers are cumulative.

Digital Asset Storage Fee:	
Range of Digital Assets Stored ($ USD)[1]	Basis Points (bps)
0 to $[_____]	Included as part of the Fixed Monthly Asset Storage Fee
$[_____] or greater	[__] bps per month "Overage Fee"

Fiat Currency Transaction Fees:

Transaction Type	Transaction Fee	Frequency
Wire - Domestic (in)	$0	Per Transaction
Wire - Domestic (out)	$15	Per Transaction

---

[1] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

Wire - International (in)	$15	Per Transaction
Wire - International (out)	$25	Per Transaction
Wire - Recall	$50	Per Transaction
ACH (in/out)	$0.40	Per Transaction
ACH - Chargeback	$15	Per Non-Sufficient Funds Paid & Returned
Fraudulent Return	$150	Per Return

3. Transaction Fees.

Transaction fees are charged at the end of each calendar month based on all outgoing transactions from Custodial Accounts and Wallet Services during that month. However:

- Transaction Fees shall not be charged on outgoing transactions from MMI wallets.
- Transaction Fees shall not be charged on internal transfers by Client between Client's Custodial Accounts, Wallet Services and MMI wallets.

Transaction Fees are exclusive of any network fees charged by the underlying blockchain, and these network fees shall be collected from Client.

Transaction Fees are tiered, as applicable, as defined in the schedule below. Transaction Fees are cumulative and as defined in the schedule below, based on the aggregate USD market value of the Transaction Volume (i.e., all outgoing transactions from Custodial Accounts and Wallet Services) during that month. Tiers are cumulative.

Transaction Fee:	
Range of Transaction Volume ($ USD)[2]	**Basis Points (bps)**
Up to $[_____]	Included as part of the Fixed Monthly Digital Asset Storage Fee

---

[2] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

$[_____] and greater	10 bps "Overage Fee"

4. NFT Services.

The Digital Asset Storage Fee covers up to [_____] NFTs in all products, in aggregate.

Overage fee: _____

5. Staking Services Fee. As described in the additional terms and conditions applicable to Staking Services.

6. Payment Terms. Client shall pay such fees and expenses to Custodian within 7 days after the date of Custodian's invoice. Invoices may be provided by electronic delivery. Payments shall be made to Custodian in U.S. Dollars, Bitcoin, USDC or USDT. If any invoice is disputed in good faith, Client shall pay all undisputed amounts and the disputed amount will be due and payable within 7 days after any such dispute has been resolved either by agreement of the parties or in accordance with dispute resolution procedures in the Agreement. All late payments and any disputed payments made after the resolution of such dispute shall bear interest accruing from the original payment due date through the date that such amounts are paid at the lower interest rate of (A) 1.0% per month and (B) the highest interest rate allowed by Applicable Law. Notwithstanding the foregoing, failure to pay fees and expenses by Client 45 days after the date of Custodian's invoice (or the date enumerated in the Fee Schedule) for undisputed payments, or 45 days after the resolution of disputed amounts, shall constitute a material breach of the Agreement. Client agrees that, without limitation of Custodian's other rights and remedies, Custodian shall have the right and authority, in its discretion, to liquidate any and all Assets in Client's Account to cover any unpaid fees and expenses.

If a correct taxpayer number is not provided to Custodian, Client understands and agrees that Client may be subject to backup withholding tax at the appropriate rate on any interest and gross proceeds paid to the account for the benefit of Client. Backup withholding taxes are sent to the appropriate taxing authority and cannot be refunded by Custodian.

7. Initial Payment. Concurrent with the execution of this Schedule A, Client shall make an up-front non-refundable payment to Custodian of an amount equal to the Onboarding Fee plus the initial Fixed Monthly Digital Asset Storage Fee.

8. Prior Fee Schedules. In the event that Client has previously entered into a fee schedule under the Agreement, this Schedule A and Additional Terms shall replace the previous fee schedule.

IN WITNESS WHEREOF, this Parties have duly executed this Fee Schedule and indicated their mutual intent to be bound hereby with the signatures of their respective authorized representatives below:

BITGO TRUST COMPANY, INC.   **[CLIENT NAME]**

By: _____   By: _____

Name: _____   Name: _____

Title: _____   Title: _____

Date: _____   Date: _____

APPENDIX 1
ADDITIONAL TERMS

I.   **<u>MMI SERVICES</u>**: MMI Services are provided by BitGo, Inc, an affiliate of Custodian, subject to the terms and conditions set forth at https://www.bitgo.com/terms ("Inc. Services Agreement"), as they may be amended from time to time. MMI Services are made available through ConsenSys Software Inc. ("ConsenSys") and are governed by ConsenSys's Terms of Use (located at https://consensys.net/terms-of-use/). When you use the MMI Services, you agree to such Terms of Use. The MMI Services are Third Party Services as defined in the Inc. Services Agreement.

II.   **<u>NFT SERVICES</u>**: See https://www.bitgo.com/legal/nft-service-terms

III.   **<u>STAKING SERVICES</u>**: See https://www.bitgo.com/legal/staking-and-delegation-services-terms

APPENDIX 2: ACH TRANSFER TERMS & CONDITIONS

1.1 Introduction. These Terms and Conditions ("ACH Transfer Terms") apply to your use of a designated bank account for any transfers you may make to BitGo Trust Company, Inc. ("BitGo"). These ACH Transfer Terms also apply to any transfers you may request from BitGo's designated bank account, including those related to the return of U.S. Dollars that result from the sale of your Digital Assets (as defined in the Agreement executed between you and BitGo). Please read and keep these ACH Transfer Terms.

If you choose to use a bank account as your transfer method, you accept and agree to these ACH Transfer Terms on the date of each transfer.

BitGo's external transfer services allow you to transfer funds to your eligible accounts held at BitGo and from other eligible accounts held by you at other U.S. financial institutions, and to eligible accounts held by a third party at BitGo or other U.S. financial institutions. External transfers may only be requested:

- If the transfer is permitted by your or a third party's external financial institution, as applicable; and

- If the transfer is permitted by law.

BitGo reserves the right to obtain such additional information as we deem reasonably necessary. You agree to promptly update your records if your email address or other information changes.

1.2 Information. You authorize BitGo to validate the external accounts through the use of a test transaction, in which one or more low value payments will be both credited to and debited from the account. The test credit will always be of the same or less amount, so that the balance in any of your accounts will never be less than the actual balance. BitGo may not use test transactions with respect to its relationship with you.

Once the test transaction is complete, we may ask you to access your account to tell us the amount of the test credit or debit or any additional information reported by your bank. We may also verify your external accounts by requiring you to submit proof of ownership of the account. Other account verification methods may also be employed at the sole discretion of BitGo.

1.3 Accounts. By using BitGo external transfer service, you represent and warrant to BitGo that you have the right to authorize and permit us to process such funds transfers or for any other purpose authorized by this agreement, and you assure us that by disclosing and authorizing us to use such information you are not violating any third-party rights. You warrant and represent that the information you are providing us is true, current, correct and complete. You hereby authorized and permit BitGo to use information submitted by you to accomplish these purposes and to configure the service to be compatible with the accounts.

You understand and agree that at all times your relationship with each account provider is independent of BitGo and your use of this service. BitGo will not be responsible for any acts or omissions by the financial institution or other provider of any account, including without limitation any modification, interruption or discontinuance of any account by such provider.

Not all types of accounts are eligible for this service. Be sure to check with your financial institution for restrictions regarding transfers among your retirement, savings, trusts, custodial, business, corporate and other account types. BitGo is not responsible for any costs or losses incurred from transfers that are not permitted under such restrictions by the provider of your account or those imposed by applicable law.

1.4 Transfer Limitations. You may use the external transfer service to transfer funds to or from an eligible BitGo account and another account held by you or a third party at another U.S. financial institution. Transfers may be scheduled to occur one time, for a future date, or on a specific recurring basis.

We reserve the right to impose and/or change transfer limits on your account from time to time in our sole discretion. We reserve the right to suspend or restrict access to use the external transfer service immediately and without prior written notice to you. You understand and agree that such action is reasonable for us to take in order to protect ourselves from loss.

1.5 Initiating and Scheduling Transfers. The cut off time for same business day transfers is [4:45 pm ET]. Any transfer initiated after the applicable cut off time will be considered as being initiated on the next business day. Any transfer initiated on Saturday, Sunday or on a bank holiday will be considered as being initiated on the next business day.

Transfer can be scheduled on either a one time or recurring basis. Processing of one-time transfers may be initiated immediately or scheduled for initiation on a future date. Recurring transfers may be used when a set amount is transferred at regular intervals.

Your transfer must be payable in U.S. dollars. Transfers that we process using your bank account will be identified as "BitGo Trust Company, Inc." (or similar identifier) on the statement issued by your bank or other financial institution holding your account.

All questions relating to any transactions made using your bank account by us should be initially directed to us, but may also require involvement of your bank.

1.6 Recurring Transfers. In addition to authorizing one-time transfers, you can request that BitGo facilitate recurring periodic transfers from your designated bank account on a daily, weekly or monthly basis. If you have established a weekly recurring transfer, then your transfer will be scheduled to occur on the same day of each week as the initial transfer in such recurring transfer (for example, every Wednesday). If you have established a monthly recurring transfer, then your transfer will be scheduled to occur on either the first or the fifteenth day of each month, based on your election when you initiate the recurring transfer. Your initial recurring transfer will not occur until you have submitted your recurring ACH transfer request and BitGo has had a reasonable amount of time to act upon it.

Any termination or cancellation of your recurring ACH transfer instructions will be effective as soon as BitGo has received your request and had a reasonable amount of time to act upon it.

BitGo may terminate any future recurring transfer without notice at any time for any reason.

1.7 Processing Time. When setting up a new external transfer account, please allow 3 business days to process validation of the test transaction.

Once the test transaction is completed for an external account, you should allow up to 3 business days for processing a transfer.

Please note the receiving financial institution could place a hold on the funds or delay availability. With respect to withdrawals, contact the receiving financial institution for information on their funds availability policy.

1.8 Errors. You understand that we must rely on the information provided by you and you authorize us to act on any instruction which has been or reasonably appears to have been requested by you, to submit

transfer instructions on your behalf. You understand that financial institutions receiving the transfer instructions may rely on such information. We are not obliged to take any further steps to confirm or authenticate such instructions and will act on them without getting further confirmation. You understand that if you provide us with incorrect information or if there is any error in your instructions we will make all reasonable efforts to reserve or delete such instructions, but you accept full responsibility for losses resulting from any of your errors, duplications, ambiguities or fraud in the information that you provide. You agree not to impersonate any person or use a name that you are not authorized to use. If any information you provide is untrue, inaccurate, not current or incomplete, without limiting other remedies, BitGo reserves the right to recover from you any costs or losses incurred as a direct or indirect result of the inaccurate or incomplete information.

We are not responsible for errors, delays and other problems caused by or resulting from the action or inaction of financial institutions holding the account. Although we will use reasonable efforts to try to assist you in resolving any such problems, you understand that any such errors, delays or other problems are the responsibility of the relevant financial institution. Any rights you may have against a financial institution for such errors, delays or other problems are subject to the terms of the agreements you have with such financial institutions, including any time limits during which complaints must be made.

1.9 Unlawful or Prohibited Use.

You warrant to us that you will not use this service for any purpose that is unlawful or not permitted, expressly or implicitly, by the terms of this agreement or by any applicable law or regulation. You further warrant and represent that you will not use this service in any manner that could damage, disable, overburden or impair the service or interfere with any other party's use of the service.

All transfers are subject to the rules and regulations governing the relevant accounts, whether held at BitGo or elsewhere. You agree not to process any transfer from or to an account that is not allowed, under the rules and regulations applicable to such accounts.

1.10 Rejection of Transfers. We reserve the right to decline any transfer, to submit transfer instructions or to carry out change or cancellation requests for any reason. We may, at any time, decline any transfer that we believe may violate applicable law, or where we believe there are not sufficient funds in your account to process any requested transfer. BitGo, in its sole discretion, may require that any or all Digital Assets purchased with funds from an ACH transfer be held in your BitGo Wallet for a period of up to 60 days.

1.11 Electronic Signature and ACH Authorization. You understand that to process your transfer instruction we utilize the Automated Clearing House (ACH), using applicable ACH Rules, to debit one of your accounts and credit another of your accounts. By choosing your bank account as your transfer method, you agree that: (a) you have read, understand and agree to these ACH Transfer Terms, and that this agreement constitutes a "writing signed by you" under any applicable law or regulation, (b) you consent to the electronic delivery of the disclosures contained in these ACH Transfer Terms, (c) you authorize BitGo (or its agent) to make any inquiries we consider necessary to validate any dispute involving your transfer, which may include ordering a credit report and performing other credit checks or verifying the information you provide against third party databases, (d) you authorize BitGo (or its agent) to initiate one or more ACH debit entries (withdrawals) for specified amount(s) from your bank account, and you authorize the financial institution that holds your bank account to deduct such transferred amounts (including any transfers to be made on a recurring basis, as applicable), (e) you authorize BitGo (or its agent) to initiate one or more ACH credit entries (direct deposits) for specified amount(s) to your bank account, and you authorize the financial institution that holds your bank account to credit such transferred amounts, (f) once a sale is complete and an ACH transfer is initiated, the transaction cannot be cancelled; and (g) funds sent to you via ACH typically take two to four business days to reach your financial institution, and BitGo is not responsible for any delays

in the availability of funds, which may vary based on your financial institution's ACH processing procedures and settlement.

If the debit side fails or is returned for any reason and the credit side has been released and cannot be collected, you authorize us to collect from the account to which the credit side of the funds transfer was sent. We reserve the right to resubmit a debit, or a portion of the debit, in the event of an insufficient or uncollected funds return and if we cannot collect the amount credited. To process this collection, you understand and authorize us to debit the credited account or the debited account in either the same dollar amount as the original funds transfer or a portion of the debt. As discussed in more detail below, there may be a fee associated with such collection imposed by the financial institution holding the account.

In the event that a debit to any of your accounts, or any portion of any such debit, has failed and the credit side of such transaction has been released and cannot be collected, and we are unable to debit either the debited or the credited account as set forth above, we reserve the right, and you hereby authorize us, to debit any of your other accounts to the extent necessary to offset any resulting deficiency. We do not undertake to notify you in such event, other than by posting any such transfer or transfers to the applicable account in accordance with this agreement.

1.12 Fees. Because these are electronic transfers, these funds may be withdrawn from your designated bank account immediately. In the case of an ACH debit transaction that is rejected for insufficient funds, you understand that BitGo may at its discretion attempt to process the debit in the amount of the applicable requested transfer again within 30 days and BitGo may separately impose a fee of up to $25 for each transaction returned for insufficient funds, as permitted by applicable law. You certify that you are an authorized user of your bank account and you will not dispute these scheduled transactions with such bank so long as the transactions correspond to these ACH Transfer Terms and any other applicable agreement related to your accounts with BitGo and its affiliates or such transfer.

You must notify BitGo in writing if you dispute any portion of any fees paid or payable by you under these ACH Transfer Terms or any related agreement. You must provide that written notice to BitGo within 60 days of the applicable charge, and BitGo will work with you to resolve the applicable dispute promptly. If you do not provide BitGo with this written notice of your fee dispute within this 60-day period, you will not be entitled to dispute any fees paid or payable by you.

All amounts and fees stated or referred to in these ACH Transfer Terms are exclusive of taxes, duties, levies, tariffs, and other governmental charges (collectively, "Taxes"). You shall be responsible for payment of all Taxes and any related interest and/or penalties resulting from any transfers made hereunder, other than any taxes based on BitGo's net income.

1.13 Service Changes and Discontinuation. We may modify or discontinue the Service or your use of some or all accounts within the service, with or without notice, without liability to you, any other user or any third-party. We may from time to time make available additional or new features to the service, including but not limited to, a higher dollar limit service. You will be approved or declined for any such additional service at our sole discretion and additional terms and conditions may apply. We reserve the right, subject to applicable law, to terminate your account within the Service and your right to use the service at any time and for any reason, including without limitation if we, in our sole judgment, believe you have engaged in conduct or activities that violate any of the Terms or the rights of BitGo, or if you provide us with false or misleading information or interfere with other users or the administration of the service. We reserve the right to charge a fee for the use of the service and any additional services or features that we may introduce. You understand and agree that you are responsible for paying all applicable fees associated with the use of our services.

1.14 Returned Transactions. You understand and agree that if any previously-initiated debit entry hereunder is returned for any reason (including because of insufficient funds), BitGo will be entitled to exercise remedies in accordance with the Custodial Services Agreement, including freezing your any assets held in any account held with BitGo or any affiliate thereof and reversing any Digital Asset purchases made and delivered to such account.

1.15 Your Liability for Unauthorized Transactions. Federal law limits your liability for any fraudulent, erroneous unauthorized transaction from your bank account based on how quickly you report it to your financial institution. As general rule, you should report any fraudulent, erroneous or unauthorized transactions to your bank within 60 days after the questionable transaction FIRST appeared on your bank account statement. You should contact your bank for more information about the policies and procedures that apply to your account and any unauthorized transactions, including any limits on your liability.

1.16 Our Liability. If we fail to debit or credit your bank account in accordance with these ACH Transfer Terms, in the correct amount or in the correct amount of time, we may be liable for certain losses directly caused by our failure as the law may impose in such cases. However, there are some exceptions. For instance, we will not be liable where: (1) you do not have enough money in your bank account; (2) your bank account is closed or deposits or withdrawals restricted; (3) any terminal or system was not working properly and you were advised of that before you initiated the transfer; (4) the failure was related to circumstances beyond our control (such as flood, fire, power outages, mechanical or system failures); (5) your financial institution refuses to honor an ACH debit or credit; (6) your instructions are lost or delayed in transmission to us; (7) a reasonable security concern, such as unauthorized use, causes us not to honor your instructions; (8) this transfer option has been discontinued or suspended; (9) we advise you that your request will not be processed; (10) you submit a cancellation request with respect to recurring ACH transfer instructions and BitGo is unable to process it prior to your next scheduled transfer and (11) other exceptions are allowed by law.

Except as otherwise required by law, BitGo shall in no event be liable for any other losses and/or damages other than those arising from gross negligence or willful misconduct on our part, and in such case will be limited to actual damages.

You agree that we shall not be liable for any costs, fees, losses or damages of any kind incurred as a result of any charges imposed by any provider of accounts of fund transfers or any funds transfer limitations set by the financial institutions or other providers of the accounts.

1.17 Limitation of Warranty and Liability. You understand and agree that the service is provided "as-is." Except as otherwise provided in this agreement or as required by law, we assume no responsibility for the timeliness, deletion, mis-delivery or failure to store any user communications. You understand and expressly agree that use of the service is at your sole risk, that any materials and/or data downloaded or otherwise obtained through the use of the service is downloaded or obtained at your own discretion and risk and that you will be solely responsible for any damages, including without limitation damage to your computer system or loss of data that results from the download or the obtaining of such material and/or data. Except as expressly set forth on the BitGo website or in this agreement, we disclaim all warranties of any kind, express or implied, including without limitation any warranty of merchantability, fitness for a particular purpose or non-infringement of intellectual property or third party rights, and we make no warranty or representation regarding the results that may be obtained from the use of the service, the accuracy or reliability of any information obtained through the service, the accuracy of any information retrieved by us from the accounts or that the service will meet any user's requirements, be uninterrupted, timely, secure or error free. We will not be liable for any direct, indirect, incidental, special, consequential or punitive damages of any kind resulting from the use or the inability to use the service, any inaccuracy of any information or amount retrieved by us from the accounts, any breach of security caused by a third party,

any transactions entered into based on the service, any loss of, unauthorized access to or alteration of a user's transmissions or data or for the cost of procurement of substitute goods and services, including but not limited to damages for loss of profits, use, data or other intangibles, even if we had been advised of the possibility of such damages.

1.18 Agreement Changes. We may in our discretion change these ACH Transfer Terms at any time without notice to you. If any change is found to be invalid, void, or for any reason unenforceable, that change is severable and does not affect the validity and enforceability of any other changes or the remainder of these ACH Transfer Terms. We reserve the right to subcontract any of our rights or obligations under these ACH Transfer Terms.

YOUR CONTINUED USE OF YOUR BANK ACCOUNT AS A METHOD OF MAKING ANY TRANSFER TO OR RECEIVING ANY TRANSFER FROM BITGO (INCLUDING ANY RECURRING TRANSFER) AFTER WE CHANGE THESE ACH TRANSFER TERMS OR ANY OF THE OTHER TERMS INCORPORATED IN THESE ACH TRANSFER TERMS CONSTITUTES YOUR ACCEPTANCE OF THESE CHANGES.

1.19 Communications. If you have registered for this service and wish to withdraw your consent, you must cancel any pending transfer requests and contact our Trust Operations Department at TrustOperations@bitgo.com.

In the event of suspension, you may request reinstatement of the service by contacting our [name] Department at TrustOperations@bitgo.com. We reserve the right, in our sole discretion, to grant or deny reinstatement of the service.

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.   Appointment. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of

the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2.   Acceptance.   The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3.   Revocation.   The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4.   Custody of Property. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5.   No Beneficial Interest.   The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property,

except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6. Instructions From the Beneficial Owner.   Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7. Signatures Required. The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8. Indemnification.   The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9. Binding Effect.   This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

10.   Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11.   Governing Law.   This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12.   Notices.   All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13.   Termination.   This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.

BENEFICIAL OWNER   **BITGO TRUST COMPANY, INC.**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices:

EXHIBIT E

Video Transcript

LYRIC VIDEO TRANSCRIPT

I'll be stuck stuck stuck on you

Both of us laying under the moon

And where you go that's where I will be

mmmmmm

Red lips like summer wine

I could taste you every night

Where you go that's where I will be

mmmmmm

Oh

I swear it feels like I knew ya

Way before I knew ya

Oh

You got everything I wanted

There's no way around it

Because

People wait around for all of their lives

Just to get a glimpse of something like, something like this

So I won't wait around for all of my life

Cuz I've got, you've got, we've got something special

I was yours way from the start

I guess they wrote that in the stars

So where u go thats where I will be

Mmmmm

And you dont have to be alone

You know these hands were made to hold

너와 함께라면

I will be

Mmmmm

Oh

You got everything I wanted

벗어날수 없어

Because

People wait around for all of their lives

Just to get a glimpse of something like, something like this

So I won't wait around for all of my life

Cuz I got, you got, we got something special

I was good all by myself

But I'm better by your side

I don't want nobody else nobody else baby because,

I got, you got, we got something special

People wait around for all of their lives

Just to get a glimpse of something like, something like this

So I won't wait around for all of my life

Cuz I got, you got, we got something special

I got, you got, we got something special

People wait around for all of their lives

Just to get a glimpse of something like, something like this

So I won't wait around for all of my life

Cuz I got, you got, we got something special

FANDOM VIDEO TRANSCRIPT

Okay, let's try it out.

What if the biggest K-Pop stars

It's a global phenomenon.

And the biggest U.S. stars

Made something together

And the fans owned it?

I want to do that.

Jon Bellion

Swae Lee

Something loud, something big for the world.

Jihyo

Shenseea

Listen to K-pop

Of course

What is the greatest music collab of all time?

Lim Young Woon

This should be enough to convince you.

Let's make this song together.

Ahn Hyo-seop

Khalid

This is K-pop. How did this begin?

Fans don't just listen

They own

I was born to do this.

The team is really great.

I'm about to start exploring my other side.

EXHIBIT F

Limited Liability Company Operating Agreement

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

MUSICOW US VOL. 1 LLC

Table of Contents

Exhibits

Exhibit A   Series, Members, Capital Contributions, Units

Exhibit B   Form of Certificate of Registered Series

Exhibit C   Certificate of Registered Series of Musicow US Vol. 1 LLC – Series 001 – Mr. Know it All

#621139v17

<p style="text-align:center">LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
MUSICOW US VOL. 1 LLC</p>

This Limited Liability Company Operating Agreement (this "Agreement") of Musicow US Vol. 1 LLC, a Delaware series limited liability company (the "Company"), is dated as of February 25 , 2025, and is entered into by Musicow Asset US, LLC as its sole initial Member (the "Initial Member").

<p style="text-align:center">R E C I T A L S:</p>

WHEREAS, the Company has heretofore been formed as a series limited liability company under the Delaware Act (as defined below) pursuant to a Certificate of Formation filed with the Secretary of State of the State of Delaware on August 2, 2024;

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Initial Member hereby agrees as follows:

Article I.   GENERAL PROVISIONS

Section 1.01   <u>Definitions.</u> For the purpose of this Agreement, the following terms shall have the following meanings:

(a) "Additional Class Member" means any Member holding any Units of an Additional Class Units of a Series.

(b) "Additional Class Units" has the meaning set forth in Section 2.06(c).

(c) "Administrative Fee" has the meaning set forth in Section 2.04(a)(ii).

(d) "Administrator" has the meaning set forth in Section 2.04(a).

(e) "Affiliate" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, for the purposes of this definition, the term "controls," "is controlled by" or "under common control with" means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and provided that no Member shall be deemed to be an "Affiliate" of the Company solely by reason of being a Member of the Company.

(f) "Aggregate Ownership Limit" means, for all Additional Class Members, the greater of (a) 19.9% of the aggregate outstanding Additional Class Units of a Series, or (b) such other percentage set forth in the applicable Certificate of Registered Series, unless such Aggregate Ownership Limit is otherwise waived by the Company Manager in its sole discretion.

(g) "Agreement" has the meaning set forth in the preamble.

<p style="text-align:center">1</p>

(h) "Allocation Policy" means the allocation policy of the Company adopted by the Company Manager in accordance with Section 2.01(f), pursuant to which the Company Manager will allocate certain costs among the various Series.

(i) "Authorized Persons" has the meaning set forth in Section 9.03(a).

(j) "BBA" means the Bipartisan Budget Act of 2015 as amended by the Protecting American from Tax Hikes Act of 2015, Pub. L. No.114-113, div. Q, Section 411, whose operational provisions are contained in Internal Revenue Code Sections 6221 through 6241, and provided that the Company and each Series shall be bound by any final decision in a proceeding brought under the BBA with respect to the Company or any Series.

(k) "Beneficial Owner" of a security is a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, such security and/or (ii) investment power, which includes the power to dispose, or to direct the disposition of, such security. The terms "Beneficially Own" and "Beneficial Ownership" shall have correlative meanings. Notwithstanding the forgoing, any determination as to whether a Person is a "Beneficial Owner" shall be determined in accordance with Section 13d-3(a) of the Securities Exchange Act, as amended. If such Person would be deemed a Beneficial Owner pursuant to Section 13, such Person shall be deemed a Beneficial Owner for purposes of this Agreement and, conversely, if such Person would not be deemed a Beneficial Owner pursuant to Section 13, such Person shall not be deemed a Beneficial Owner for purposes of this Agreement.

(l) "Capital Contribution" means, with respect to each Member, the amount of cash or the Fair Value of any property contributed or deemed to be contributed by such Member, if any, to the capital of the Company from time to time pursuant to Section 4.01.

(m) "Certificate of Registered Series" has the meaning set forth in Section 1.07(a).

(n) "Certificate" means a certificate (i) in global form in accordance with the rules and regulations of the Depositary or (ii) in such other form as may be adopted by the Company Manager, issued by the Company evidencing ownership of one or more Units or one or more Income Rights.

(o) "Class A Member" means the Member holding the Class A Unit of the applicable Series.

(p) "Class A Unit" has the meaning set forth in Section 2.06(b).

(q) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(r) "Commission" means the United States Securities and Exchange Commission.

(s) "Company Dissolution Event" has the meaning set forth in Section 7.01(a).

(t) "Company Manager" has the meaning set forth in Section 2.01(a).

(u) "Company Officers" has the meaning set forth in Section 2.03(a).

2

(v) "Company" has the meaning set forth in the preamble.

(w) "Delaware Act" means Chapter 18 of Subtitle II of Title 6 of the Delaware Code, referred to as the Delaware Limited Liability Company Act, as amended from time to time, and any successor thereto.

(x) "Depositary" means, with respect to any Income Rights or Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

(y) "DGCL" means the General Corporation Law of the State of Delaware, 8 Del. C. Section 101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

(z) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

(aa) "Exchange Act" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder.

(bb) "Fair Value" means, with respect to securities or any other assets, other than cash, the fair market value determined by the Series Manager(s).

(cc) "Fiscal Year" means each fiscal year of the Company (or portion thereof), which shall end on December 31; provided, however, that, upon Termination of the Company, "Fiscal Year" means the period from the January 1 immediately preceding such Termination to the date of such Termination and, unless otherwise provided in a Certificate of Registered Series, the fiscal year for tax and financial reporting purposes of each Series shall be the same as the fiscal year of the Company.

(dd) "Income Rights" has the meaning set forth in Section 2.07.

(ee) "Income Rights Holder" has the meaning set forth in Section 2.07.

(ff) "Individual Aggregate 12-Month Investment Limit" means, with respect to any individual holder who is not an "accredited investor" as defined under the Securities Act, in any trailing twelve-month period, 10% of the greater of such holder's annual income or net worth or, with respect to any entity, 10% of the greater of such holder's annual revenue or net assets at fiscal year-end.

(gg) "Initial Member" has the meaning set forth in the introductory paragraph.

(hh) "Initial Series" has the meaning set forth in Section 1.07(a).

(ii) "Investment Advisers Act" means the Investment Company Act of 1940, as amended.

(jj) "Investment Company Act" means the Investment Company Act of 1940, as amended.

(kk) "Liabilities" has the meaning set forth in Section 5.02(b).

(ll) "Liquidating Trustee" has the meaning set forth in Section 7.02(a).

#621139v17

(mm) "Manager" has the meaning set forth in Section 2.01(a).

(nn) "Member" means any Person admitted as a Member of a Series.

(oo) "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Exchange Act or any successor thereto, or any other over-the-counter market or secondary trading platform on which the Income Rights or Units are listed or available for trading.

(pp) "Officer" means a Company Officer or a Series Officer, as applicable.

(qq) "Person" means an individual, a corporation, a company, a voluntary association, a partnership, a joint venture, a limited liability company, a trust, an estate, an unincorporated organization, a governmental authority or other entity.

(rr) "Protected Person" means: (i) the Company Manager and the Series Manager(s) of any Series; (ii) the Administrator and its Affiliates; (iii) any Member; (iv) any Company Officer; or (v) any Person who serves at the request of the Company and/or any Series Manager(s) on behalf of the Company or any Series as an officer, director, partner, member, stockholder or employee of any other Person.

(ss) "Record Date" means the date established by a Series or the Company for determining (a) the identity of the Members entitled to notice of, or to vote at, any meeting of Members of a Series or of the Company overall or entitled to exercise rights in respect of any lawful action of Members of a Series or of the Company overall, or (b) the identity of Members entitled to receive any report or distribution or to participate in any offer.

(tt) "Record Holder" or "holder" means the Person in whose name such Income Rights or Units are registered on the books of the Company or the Transfer Agent, as applicable, as of the opening of business on a particular business day.

(uu) "Reviewed Year" has the meaning ascribed to said phrase under Section 6225(d)(1) of the Code.

(vv) "Sale of the Series Assets" means, as to each Series, the transfer of title and ownership of all of the Series Assets held by the applicable Series to an un-Affiliated third-party and receipt by the applicable Series of value therefor as determined by the Series Manager(s).

(ww) "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(xx) "Selected Courts" has the meaning set forth in Section 9.17.

(yy) "Series Assets" has the meaning set forth in Section 1.06(b).

(zz) "Series Dissolution Event" has the meaning set forth in Section 7.01(b).

(aaa) "Series Manager" and "Series Manager(s)" have the meanings set forth in Section 2.01(a).

4

(bbb)   "Series Offering" means, with respect to each Series, the offering by the Company of (i) Income Rights, or (ii) Additional Class Units of a particular Series, in each case for sale to the public pursuant to Regulation A under the Securities Act, in an amount as determined by the Company Manager, or, in any other offering of Income Rights or Additional Class Units of such Series, as determined by the Company Manager in the event such Series Offering shall not proceed for any reason.

(ccc)   "Series Officers" has the meaning set forth in Section 2.03(b).

(ddd)   "Series Properties" means, at any particular time, the Series Property of a Series aggregated with the Series Property of each of the other Series.

(eee)   "Series Property" means, at any particular time, the Series Assets and all assets, properties (whether tangible or intangible, and whether real, personal or mixed) and rights of any type contributed to or acquired by a particular Series and owned or held by or for the account of such Series, whether owned or held by or for the account of such Series as of the date of the designation or establishment thereof or thereafter contributed to or acquired by such Series.

(fff) "Series" has the meaning set forth in Section 1.07(a).

(ggg)   "Substitute Member" means a Person who is admitted as a Member of the Company pursuant to Article III as a result of a Transfer of Units to such Person.

(hhh)   "Termination" means the date of the cancellation of the Certificate of Formation of the Company following the end of the Winding Up Period by the filing of a Certificate of Cancellation of the Company with the Secretary of State of the State of Delaware.

(iii) "Transfer Agent" means, with respect to any Income Rights of each Series or class of Units of each Series, such bank, trust company or other Person (including the Company or any Series or one of either of their Affiliates) as shall be appointed from time to time by the Company Manager to act as registrar and transfer agent for such Income Rights or class of Units of such Series; provided that if no Transfer Agent is specifically designated for such Income Rights or class of Units of such Series, the Administrator or the Company shall act in such capacity.

(jjj) "Transfer" means, with respect to an Income Right, or a Unit of a Series and the associated membership interest in a Series, a transaction by which the Record Holder of an Income Right or a Unit of such Series assigns such Income Right or Unit to another Person who is or becomes a Member of such Series (in the case of the Transfer of a Unit), and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(kkk)   "Treasury Regulations" means the regulations of the U.S. Treasury Department issued pursuant to the Code.

(lll) "Unit" has the meaning set forth in Section 2.06(b).

(mmm)   "Voting Member" means a Member holding one or more Voting Units.

(nnn)   "Voting Units" as to any Series, means the Class A Unit for such Series, and, if applicable, the Additional Class Units of such applicable Series pursuant to the provisions of Section 2.09(b).

(ooo)   "Winding Up Period" means the period from the Company Dissolution Event to the Termination of the Company.

Section 1.02   Name. The name of the Company is "Musicow US Vol. 1 LLC." All business of the Company shall be conducted under such name or a "doing business as" name as determined by the Company Manager, provided that a Series may conduct business under its name or a "doing business as" name as determined by the Company Manager. The Company Manager may elect to change the name of the Company or any Series at any time.

Section 1.03   Principal Office. The principal office of the Company shall be at a location as determined by the Company Manager either within or outside of the United States. The Company shall keep its books and records at its principal office. The principal office of each Series shall be the same as the principal office of the Company.

Section 1.04   Registered Office and Registered Agent. The street address of the registered office of the Company and of each Series in the State of Delaware shall be as selected by the Company Manager. The Company Manager may elect to change the registered office and the registered agent of the Company or any Series at any time.

Section 1.05   Term. The Company was formed on August 2, 2024 and shall continue its regular business activities until the Company and each of the Series is dissolved. The term of the Company and each Series shall be perpetual, unless and until it is dissolved or terminated in accordance with the provisions of Article VII. The existence of each Series shall commence upon the effective date of the Certificate of Registered Series establishing such Series, as provided in Section 1.07. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Delaware Act.

Section 1.06   Formation; Purpose and Powers; Certificate of Formation.

(a) The Company has been formed as, and shall operate as, a registered series limited liability company as set forth in Section 18-218 of the Delaware Act, and as further set forth in the remainder of this Agreement.

(b) The Company and each Series is organized for the purposes of undertaking such activities as determined by the Company Manager and, subject to the terms and conditions herein and of the Delaware Act, the Members, which are permitted by applicable law and engaging in activities incidental or ancillary thereto. Notwithstanding the forgoing, the Company has been organized to form the Series, with each such Series holding the assets as identified on the Certificate of Registered Series for such Series (as to each such Series, the "Series Assets"), and undertaking certain actions with respect thereto.

(c) The Company and each Series shall possess and may exercise all the powers and privileges granted by the Delaware Act or by any other law or by this Agreement, together with any powers incidental thereto, which are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company or such Series.

(d) The Certificate of Formation has been filed with the Secretary of State of the State of Delaware, such filing being hereby confirmed, ratified and approved in all respects. The Company Manager shall use reasonable efforts to cause to be filed such other certificates or documents that it determines to be necessary or appropriate for the formation, continuation, qualification and operation of a series limited liability company in the State of Delaware or any other state in which the Company or any Series may elect to do business or own property. To the extent that the Company Manager determines such action to be necessary or appropriate, the Company Manager shall, or shall direct the Administrator or the appropriate Company Officers to, file amendments to and restatements of the Certificate of Formation and do all things to maintain the Company as a series limited liability company under the laws of the State of Delaware or of any other state in which the Company or any Series may elect to do business or own property, and if the Administrator or a Company Officer is so directed, such Administrator or Company Officer, as applicable, shall be an authorized person of the Company and, unless otherwise provided in a Certificate of Registered Series, of each Series within the meaning of the Delaware Act for purposes of filing any such certificate with the Secretary of State of the State of Delaware. The Company shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Formation, any qualification document or any amendment thereto to any Member.

Section 1.07   <u>Registered Series.</u>

(a) <u>General; Establishment of Series</u>. Subject to the provisions of this Agreement, the Company Manager may, at any time and from time to time and in compliance with Section 1.07(c), cause the Company to establish in writing (each, a "Certificate of Registered Series") one or more registered series of the Company as such term is used under Section 18-218 of the Delaware Act (each a "Series"). Each Certificate of Registered Series shall be substantially in the form as attached hereto as Exhibit B. The Certificate of Registered Series shall relate solely to the Series established thereby and shall not be construed: (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Income Rights or Units of any other Series, or the Members of such other Series. The terms and conditions for each Series established pursuant to this Section 1.07(a) shall be as set forth in this Agreement and the Certificate of Registered Series, as applicable, for the Series. Upon approval of any Certificate of Registered Series by the Company Manager, such Certificate of Registered Series shall be attached to this Agreement as an Exhibit until such time as none of the Income Rights or Units of such Series remain outstanding. The books and records of the Company shall be maintained by the Company on a Series-by-Series basis, accounting for the assets of each Series separately from the other assets of the Company or any other Series thereof. Following the formation of the Company, the initial Series of the Company is as set forth in the Certificate of Registered Series as attached hereto as Exhibit C (the "Initial Series").

(b) <u>Series Operation</u>. Each of the Series shall operate to the extent practicable as if it were a separate limited liability company.

(c) <u>Certificate of Registered Series</u>. The Certificate of Registered Series establishing a Series may: (i) specify a name or names under which the business and affairs of such Series may

be conducted; (ii) designate, fix and determine the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Units of such Series and the Members associated therewith (to the extent such terms differ from those set forth in this Agreement); (iii) designate or authorize the designation of specific officers of such Series; and (iv) set forth any additional information as may be provided for herein. A Certificate of Registered Series (or any resolution of the Series Manager(s) of such Series amending any Certificate of Registered Series) shall be effective when a duly executed original of the same is included by the Administrator at the direction of the Company Manager among the permanent records of the Company, and shall be annexed to, and constitute part of, this Agreement (it being understood and agreed that, upon such effective date, the Series described in such Certificate of Registered Series shall be deemed to have been established and the Units of such Series shall be deemed to have been authorized in accordance with the provisions thereof). The Certificate of Registered Series establishing a Series may set forth specific provisions governing the rights of such Series against a Member of such Series who fails to comply with the applicable provisions of this Agreement (including, for the avoidance of doubt, the applicable provisions of such series Designation). The Certificate of Registered Series of a Series may specifically modify the terms and conditions of this Agreement as shall be applicable to such Series by identifying by section number and provision the terms and conditions which are so modified, as determined by the Company Manager, and in such event such terms and conditions as in such Certificate of Registered Series shall control. In the event of a conflict between the terms and conditions of this Agreement and a Certificate of Registered Series, the terms and conditions of the Certificate of Registered Series shall prevail.

(d) <u>Assets and Liabilities Of a Series</u>.

(i) <u>Assets Of a Series</u>. All consideration received by the Company for the issuance or sale of Units of a particular Series, together with all assets in which such consideration is invested or reinvested, and all income, earnings, profits and proceeds thereof, from whatever source derived, including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds, in whatever form the same may be (assets), shall, subject to the provisions of this Agreement, be held for the benefit of the Series, the Members of such Series and the holders of Income Rights of such Series, and not for the benefit of the Members of any other Series or the holders of Income Rights of any other Series, for all purposes, and shall be accounted for and recorded upon the books and records of the Series separately from any assets of any other Series. Such assets are herein referred to as assets of that Series. In the event that there are any assets in relation to the Company that, in the Company Manager's reasonable judgment, are not readily determinable to be assets of a particular Series, the Company Manager shall allocate such assets to, between or among any one or more of the Series, in such manner and on such basis as the Company Manager deems fair and equitable, and in accordance with provisions herein, and any asset so allocated to a particular Series shall thereupon be deemed to be an asset of that Series. Each allocation by the Company Manager pursuant to the provisions of this Section 1.07(d)(i) shall be conclusive and binding upon the Members of each and every Series. Separate and distinct records shall be maintained for each and every Series, and the Company Manager shall not commingle the assets of one Series

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with the assets of any other Series. The records maintained for a Series shall reasonably identify its assets, including by specific listing, category, type, quantity, computational or allocational formula or procedure (including a percentage or share of any asset or assets) or by any other method where the identity of such assets is objectively determinable, and such records will be deemed to account for the assets of such Series separately from the other assets of the Company, or any other Series.

(ii)   <u>Liabilities Of a Series</u>. All debts, liabilities, expenses, costs, charges, obligations and reserves incurred by, contracted for or otherwise existing (liabilities) with respect to a particular Series shall be charged against the assets of that Series. Such liabilities are herein referred to as liabilities of that Series. In the event that there are any liabilities in relation to the Company that, in the Company Manager's reasonable judgment, are not readily determinable to be liabilities of particular Series, the Company Manager shall allocate and charge (including indemnification obligations) such liabilities to, between or among any one or more of the Series, in such manner and on such basis as the Company Manager deems fair and equitable and in accordance with the provisions herein and the Allocation Policy, and any liability so allocated and charged to a particular Series shall thereupon be deemed to be a liability of that Series. Each allocation by the Company Manager pursuant to the provisions of this Section 1.07(d)(ii) shall be conclusive and binding upon the Members of each and every Series. All liabilities of a Series shall be enforceable against the assets of that Series only, and not against the assets of the Company or any other Series, and except to the extent set forth above, no liabilities shall be enforceable against the assets of any Series prior to the allocation and charging of such liabilities as provided above. Any allocation of liabilities that are not readily allocatable to a particular Series or between or among one or more of the Series shall not represent a commingling of such Series to pool capital for the purpose of carrying on a trade or business or making common investments and sharing in profits and losses therefrom. The Company Manager has caused notice of this limitation on inter-series liabilities to be set forth in the Certificate of Formation, and, accordingly, the statutory provisions of Section 18-215(b) and Section 18-218 of the Delaware Act relating to limitations on inter-series liabilities (and the statutory effect under Section 18-207 of the Delaware Act of setting forth such notice in the Certificate of Formation) shall apply to the Company and each Series. Notwithstanding any other provision of this Agreement, no distribution on or in respect of Units in a particular Series, including, for the avoidance of doubt, any distribution made in connection with the winding up of such Series, and no payments with respect to the Income Rights of a particular Series, shall be effected by the Company other than from the assets of that Series, nor shall any Member of a Series, former Member of a Series, holder of income rights of a Series or former holder of Income Rights of a Series, otherwise have any right or claim against the assets of any other Series (except to the extent that such any Member of a Series, former Member of a Series, holder of income rights of a Series or former holder of Income Rights of a Series has such a right or claim hereunder as a any Member of a Series, former Member of a Series, holder of income rights of a Series or former holder of Income Rights of such other Series or in a capacity other than as a Member of a Series, former Member of a Series, holder of income rights of a Series or former holder of Income Rights of a Series Member or former Member).

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(iii) <u>Costs and Expenses</u>. Costs and expenses of each Series shall be paid by the Administrator (as defined below) or directly by the applicable Series, or by the Company or other Persons, as set forth in Section 2.04 or otherwise set forth herein.

(e) <u>Ownership of Series Property</u>. Title to and beneficial interest in a Series Property shall be deemed to be held and owned by the relevant Series and no Member or Members of such Series, individually or collectively, shall have any title to or beneficial interest in a specific Series Property or any portion thereof. Each Member of a Series irrevocably waives any right that it may have to maintain an action for partition with respect to its interest in the Company, any Series or any Series Property. Any Series Property shall be held or registered in the name of the relevant Series, in the name of a nominee or as the Series Manager(s) may determine; provided, however, that Series Property shall be recorded as the assets of the relevant Series on the Company's books and records, irrespective of the name in which legal title to such Series Property is held. Any corporation, brokerage firm or transfer agent called upon to transfer any Series Property to or from the name of any Series shall be entitled to rely upon instructions or assignments signed or purporting to be signed by any Series Manager or its agents without inquiry as to the authority of the person signing or purporting to sign such instruction or assignment or as to the validity of any transfer to or from the name of such Series.

(f) <u>No Preference</u>. No Units shall entitle any Member to any preemptive, preferential or similar rights unless such preemptive, preferential or similar rights are set forth in this Agreement or in the applicable Certificate of Registered Series on or prior to the date of the Series Offering of any interests of such Series (the designation of such preemptive, preferential or similar rights with respect to a Series in the Certificate of Registered Series).

(g) <u>Additional Provisions</u>. The following shall apply to each Series:

(i) A Series may carry on any lawful business, purpose or activity, whether or not for profit, other than as limited by the Delaware Act.

(ii) A Series shall have the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued.

(iii) Except as otherwise provided by the Delaware Act, no member or manager of a Series shall be obligated personally for any debt, obligation or liability of such series, whether arising in contract, tort or otherwise, solely by reason of being a member or acting as manager of such Series.

Article II.   MANAGEMENT; MEMBERS; UNITS; INCOME RIGHTS

Section 2.01   <u>Managers; Series Manager(s); Rights and Duties.</u>

(a) The Company is a manager-managed limited liability company, and each Series shall be similarly managed as a manager-managed Series. Subject to the terms and conditions herein, the management of the Company overall shall be vested in Musicow Asset US, LLC (the "Company Manager"), and the management of each Series shall be vested in a one of more managers of such Series (each, a "Series Manager" and, in the event that there

are more than one, the "Series Managers") as selected by the Company Manager. The Company overall shall be managed by the Company Manager, except to the extent set forth herein or in any Certificate of Registered Series with respect to such Series, and each Series shall be managed by the Series Manager(s) of such Series as the manager of such Series, in each case until the earlier of (i) the dissolution of the Series pursuant to Article VII or (ii) its removal or replacement as set forth herein. The Company Manager, with respect to the Company, and the Series Manager(s) with respect to each Series (each, a "Manager"), will be the "managers" of the Company and each Series, as applicable, for all purposes under the Delaware Act. Any reference herein to a "Series Manager" whether or not referencing the Series Manager of a particular Series, shall be deemed a reference to the Series Manager of the applicable Series.

(b)   Except as otherwise expressly provided in this Agreement or as required by the Delaware Act, the Company Manager shall have complete and exclusive discretion in the management and control of the affairs and business of the Company overall, except to the extent that the management of a Series is vested in the Series Manager(s) of such Series hereunder, and shall possess all powers necessary, convenient or appropriate to carrying out the purposes and business of the Company, including doing all things and taking all actions necessary to carry out the terms and provisions of this Agreement.

(c)   Subject to the terms and conditions herein, the initial Series Manager for each Series shall be Paul Baik. Any Series Manager of any Series may be removed or replaced at any time by the Class A Member of such Series, with the Class A Unit of such Series having one vote on such matters of such Series. Except as otherwise expressly provided in this Agreement or as required by the Delaware Act, the Series Manager(s) of a Series shall have complete and exclusive discretion in the management and control of the affairs and business of such Series, and shall possess all powers necessary, convenient or appropriate to carrying out the purposes and business of the such Series, including doing all things and taking all actions necessary to carry out the terms and provisions of this Agreement, including, without limitation, to make determinations and complete actions with respect (i) the use of the assets of such Series (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of such Series and the repayment of obligations of such Series; and (ii) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of any Series under contractual arrangements to all or particular assets of such Series). Except as otherwise expressly provided in this Agreement, the Series Manager(s) of a Series shall have, and shall have full authority in its discretion to exercise, on behalf of and in the name of such Series, all rights and powers of a "manager" of a limited liability company under the Delaware Act necessary or convenient to carry out the purposes of such Series. Except as otherwise expressly provided in this Agreement, the Series Manager(s) of such Series or Persons designated by the Series Manager(s) of such Series, including officers and agents (including the Administrator) appointed by the Series Manager(s), will be the only Persons authorized to execute documents which will be binding on such Series. To the fullest extent permitted by Delaware law, the Series Manager(s) of a Series will have the power to perform any acts, statutory or otherwise, with respect to such Series (including with respect to any Subsidiary of such Series) or this Agreement, which would otherwise be possessed by the Members of such Series under Delaware law, and the Members of such Series will have no power

11

whatsoever with respect to the management of the business and affairs of such Series the Company (including with respect to any Subsidiary of such Series) except as expressly provided herein. In furtherance of the authority granted to the Series Manager of a Series pursuant to this Agreement, the determination as to any the matters for which the Series Manager as to such Series has the power to make, shall be final and conclusive and shall be binding upon the Company and such Series and every holder of Units of such Series and every holder of Income Rights of such Series. A person does not need to be a Member of any Series to serve as a Series Manager of such Series.

(d) Notwithstanding anything herein to the contrary, in the event that a Series has more than one Series Manager, any reference herein to an action to be taken by a Series Manager or the Series Managers or decision to be taken by a Series Manager or the Series Managers by such Series shall be deemed a reference to any Series Manager of such Series, and such Series Managers shall not be required to agree on any action or decision in order for such action to be taken or decision to be made.

(e) Subject to the terms and conditions herein, all decisions regarding the management and operations of a Series shall be made by the Series Manager(s) of such Series, provided, however, that the Administrator as named pursuant to the provisions herein shall have the power and authority as set forth herein.

(f) The Company Manager may adopt an Allocation Policy which shall provide that that items not related to a specific Series will be allocated across all Series pro rata based upon the value of the underlying Series Properties, as determined by the Company Manager. The Company Manager may amend the Allocation Policy in its sole discretion from time to time.

Section 2.02   Actions by a Series Manager(s) of a Series. Notwithstanding anything herein or in the Delaware Act to the contrary, no Series shall undertake any of the following actions, or agree to undertake any of the following actions, unless such actions have been approved by the Series Manager(s) of such Series:

(a) The entry into by such Series of any agreement, contract or other instrument which would reasonably be expected to result in any liability or obligation of such Series in excess of $10,000, other than such costs directly and reasonably related to the administration of the Series Assets;

(b) Any replacement of the Administrator for such Series;

(c) The initial sale or issuance by the Series of any Units or Income Rights of such Series;

(d) Any change in the tax election of such Series;

(e) Any amendment or modification to the Certificate of Registered Series for such Series;

(f) Any amendment of this Agreement which would be applicable to such Series, other than as set forth in Section 9.02;

(g) Any sale of all or substantially all of the Series Assets of such Series at any time; and

(h) Any elective dissolution of such Series (i.e., in a circumstance other than where such dissolution is required as set forth herein).

Section 2.03   Officers.

(a) At any time, the Company Manager may appoint and replace individuals as officers or agents of the Company (as applicable, "Company Officers") with such titles as the Company Manager may elect to act on behalf of the Company with such power and authority as the Company Manager may delegate to such persons. Company Officers shall hold their offices for such terms as shall be determined from time to time by the Company Manager, and any Company Officer may be removed or replaced at any time, with or without cause, by the Company Manager. The Company Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Company Manager not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business and the actions of the Company Officers taken in accordance with such powers shall bind the Company.

(b) Subject to the terms and conditions herein, at any time, the Series Manager(s) of a Series may appoint and replace individuals as officers or agents of such Series (as applicable, "Series Officers") with such titles as the Series Manager(s) of such Series may elect to act on behalf of such Series with such power and authority as the Series Manager(s) of such Series may delegate to such persons. Series Officers shall hold their offices for such terms as shall be determined from time to time by the Series Manager(s) of such Series, and any Series Officer may be removed or replaced at any time, with or without cause, by the Series Manager(s) of such Series. The Series Officers of a Series, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Series Manager(s) of such Series not inconsistent with this Agreement, are agents of such Series for the purpose of such Series' business and the actions of the Series Officers taken in accordance with such powers shall bind such Series.

(c) Unless otherwise determined and set forth by the Company, with respect to the Company Officers, or the Series Manager(s) of a Series with respect to the Series Officers of such Series, and subject to the policies and procedures of the Company and the Series applicable to officers and employees, each Officer shall have the powers, rights and obligations as are customarily held and exercised by other persons in similar positions in limited liability companies organized under the Delaware Act, subject to Section 2.01(b) and to the remainder of this Agreement. Except to the extent otherwise provided herein, each Company Officer and each Series Officer shall have a fiduciary duty of loyalty and care as set forth in the Delaware Act. No Company Officer and no Series Officer shall at any time serve as trustee in bankruptcy for any Affiliate of the Company.

(d) Notwithstanding the foregoing, it shall be deemed not to be a breach of any duty (including any fiduciary duty) or any other obligation of any type whatsoever of any Manager or any officer or employee or any Affiliates of such Manager, officer or employee (other than any express obligation contained in any agreement to which such Person and the Company or any Series or any of their respective subsidiaries are parties) to engage in outside business interests and activities in preference to or to the exclusion of the Company or any Series or in direct competition with the Company or any Series; provided such Person does not

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engage in such business or activity as a result of or using confidential information provided by or on behalf of the Company or any Series to such Person; provided, further, that a Person shall not be deemed to be in direct competition with the Company or any Series solely because of such Person's ownership, directly or indirectly, solely for investment purposes, of securities of any publicly traded entity if such Person does not, together with such Person's Affiliates, collectively own 5% or more of any class or securities of such publicly traded entity, and such Person is not a director or officer (and does not hold an equivalent position) in such publicly traded entity. None of the Company Manager, any Series Manager(s), or any officer or employee shall have any obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to the Company or any Series that may become available to Affiliates of such Person. None of any Member or any other Person shall have any rights by virtue of the Series Manager's or any officer's or employee's or any Affiliates of the Series Manager(s), officer or employee duties as the Series Manager(s) or any Manager, officer or employee or this Agreement in any business ventures of the Administrator or any Manager or any officer or employee or any Affiliates of the Administrator or any such Manager, officer or employee.

Section 2.04   Administrator; Fees; Costs and Expenses.

(a) Administrator.

(i)   While the Series Manager(s) of a Series shall have ultimate authority over such Series and all Series Property of such Series and the operations of such Series, each Series shall authorize a Person to act as the administrator of such Series (the "Administrator") to manage all day-to-day operations of such Series, when and as created, subject to the terms and conditions herein. The initial Administrator of each Series shall be Musicow Asset US, LLC, but may be changed at any time by the Series Manager(s) as set forth in Section 2.02(b).

(ii)   The Administrator may be paid a fee in consideration of its services to a Series and in consideration of structuring and completing the acquisition of Series Assets for a particular Series, in such amount and at such times as determined by the Series Manager(s) (the "Administrative Fee").

(b) Costs and Expenses Paid by the Administrator.

(i)   In consideration of the payment of the Administrative Fee, if any, but without a requirement for such Administrative Fee to be paid, the Administrator shall pay all Series Offering expenses, including fees, costs and expenses incurred in connection with executing the applicable Series Offering, consisting of underwriting, legal, accounting, escrow and compliance costs related to such Series Offering, provided that, in the event that such costs and expenses exceed the amount of the Administrative Fee, if any, the applicable Series shall pay such excess amount to the Administrator.

(ii)   In consideration of the payment of the Administrative Fee, if any, but without a requirement for such Administrative Fee to be paid, the Administrator shall pay the following costs and expenses of the applicable Series, and, if such costs and

expenses relate to the operations of the Company overall and not to the particular Series, to the extent allocated to such Series by the Allocation Policy, provided that, in the event that such costs and expenses exceed the amount of the Administrative Fee, if any, if any, the applicable Series shall pay to the Administrator such excess amount:

(A)   The costs of preparing and filing any reports to be filed with the Securities and Exchange Commission;

(B)   Any fees, costs and expenses related to financial audits, if required;

(C)   Any fees, costs and expenses related to preparation and filing of tax returns;

(D)   any and all income taxes and marketing fees, costs and expenses incurred in connection with the management of a Series Property of the applicable Series;

(E)   any fees, costs and expenses incurred in connection with preparing any reports and accounts of the applicable Series;

(F)   the costs of directors' and officers' insurance of the Series Manager(s), the directors and the officers in connection with the applicable Series;

(G)   any governmental fees imposed on the capital of the Series (or the Company as a result of the operations of such Series) or incurred in connection with compliance with applicable regulatory requirements;

(H)   any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Series (or the Company as a result of the operations of such Series) or the Series Manager(s), the Administrator or any Series Officer in connection with the affairs of such Series;

(I)   any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Series Manager(s) in connection with such Series;

(J)   the fees and expenses of the Series' counsel (or the Company's counsel as a result of the operations of such Series) in connection with advice directly relating to the Series' legal affairs;

(K)   the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Series Manager(s) in connection with the operations of the applicable Series;

(L)   Any costs and expenses as agreed to be paid by the Administrator in connection with the acquisition of any Series Assets; and

(M)   All costs and expenses incidental to the termination and winding up of such Series and its share of the costs and expenses incidental to the termination

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and winding up of the Company as allocated to it in accordance with the Allocation Policy.

(c) <u>Costs and Expenses Paid by the Series</u>. All other costs and expenses of a Series other than those as set forth in Section 2.04(b), and, if such costs and expenses relate to the operations of the Company overall and not to the particular Series, to the extent allocated to such Series by the Allocation Policy, shall be paid directly by the Series, provided, however, that the Administrator may elect to pay any such costs and expenses directly, or may advance funds to the Series in order for the Series to pay such costs and expenses, in which event the applicable Series shall repay such amounts to the Administrator when the Series has sufficient funds to do so, or at such other times as may be agreed by the Administrator and the Series. Such costs and expenses shall, without limitation, include the following:

   (i) All costs and expenses incurred in connection with the acquisition of a Series Property, including brokerage and sales fees and commissions, transfer taxes, and any blue sky filings required in order for such Series to be made available to Members in certain states (unless borne by the Series Manager(s), as determined in its sole discretion);

   (ii) all income, capital gain, sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar taxes imposed on the Series as a result of the operations of a Series;

   (iii) any withholding or transfer taxes imposed on the Series (or the Company as a result of the operations of such Series) or any of the Members as a result of such Series' earnings, investments or withdrawals;

   (iv) any indemnification payments to be made pursuant to this Agreement with respect to the operations of such Series;

   (v) any similar expenses that may be determined to be operating expenses of the applicable Series, as determined by the Company Manager in its reasonable discretion;

   (vi) Any costs and expenses as agreed to be paid by the applicable Series in any agreement related to the acquisition of the Series Assets; and

   (vii) any other costs and expenses of a Series not otherwise set forth in Section 2.04(b).

Section 2.05   <u>Members.</u>

(a) A Person shall be admitted as a Member of a Series and shall become bound by, and shall be deemed to have agreed to be bound by, the terms of this Agreement if such Person purchases or otherwise lawfully acquires any Unit of any Series, and such Person shall become the Record Holder of such Unit, in accordance with the provisions of this Agreement. A Member may be an Additional Class Member of any Series or a Class A Member of any Series (and may be a Member of one or more Series) and, in such case, shall have the rights and obligations accorded to the Additional Class Units of such Series with respect to such Additional Class Units of such Series, and the rights and obligations

16

accorded to the Class A Unit of such Series with respect to such Class A Unit of such Series, and, pursuant to the provisions of Section 18-101(9) of the Delaware Act, any Record Holder of a Unit shall be bound by this Agreement as a Member without the requirement to execute this Agreement or a joinder hereto. A Person may not become a Member without acquiring a Unit. Unless otherwise determined by the Company Manager, a Person acquiring one or more Units of a Series shall be a Member of such Series and not of the Company overall or of any other Series.

(b) The Company Manager may withhold its consent to the admission of any Person as a Member for any reason, including when it determines in its reasonable discretion that such admission could: (i) result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act) of any Units of a Series, as specified in Section 12(g)(1)(A)(ii) of the Exchange Act, (ii) cause such Person's holding to be in excess of the Aggregate Ownership Limit, (iii) in any trailing 12-month period, cause the Person's investment in all Units (of all Series in the aggregate) to exceed the Individual Aggregate 12-Month Investment Limit, (iv) adversely affect the Company or a Series or subject the Company, a Series, the Company Manager or any of their respective Affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company, or subject the Company, any Series, the Company Manager or any of their respective Affiliates to any tax to which it would not otherwise be subject, (v) cause the Company to be required to register as an investment company under the Investment Company Act, (vi) cause the Company Manager or any of its Affiliates to be required to register under the Investment Advisers Act, (vii) cause the assets of the Company or any Series to be treated as plan assets as defined in Section 3(42) of ERISA, or (viii) result in the termination of the Company for US federal income tax purposes.

(c) The name, mailing address, and tax identification of each Member shall be listed on the books and records of the Company and each Series maintained for such purpose by the Company and each Series, to the extent determined necessary by the Company Manager. The Company Manager shall update the books and records of the Company and each Series from time to time as necessary to reflect accurately the information therein.

(d) Except as otherwise provided in the Delaware Act, and subject to Section 2.05(e) and Section 4.01, the debts, obligations and liabilities of the Company generally, which are not attributable to any Series, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and none of the Members of any Series shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member of the Company or any Series.

(e) Except as otherwise provided in the Delaware Act, the debts, obligations and liabilities of a Series, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of such Series, and not of any other Series. In addition, the Members shall not be obligated personally for any such debt, obligation or liability of any Series solely by reason of being a Member.

(f) Except to the extent expressly provided in this Agreement: (i) no Member shall be entitled

to the withdrawal or return of any Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Company or any Series, as applicable, may be considered as such by law and then only to the extent provided for in this Agreement; (ii) no Member of a Series shall have priority over any other Member of a Series either as to the return of Capital Contributions of such Series or as to profits, losses or distributions; (iii) no Member of a Series holding any Units of any Series shall have priority over any other Member holding Units of the same Series either as to the return of Capital Contributions or as to distributions; (iv) no interest shall be paid by the Company or any Series on Capital Contributions; and (v) no Member, in its capacity as such, shall participate in the operation or management of the Company's or any Series' business, transact any business in the Company's name or any Series' name or have the power to sign documents for or otherwise bind the Company or any Series by reason of being a Member.

(g) Any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company or any Series, including business interests and activities in direct competition with the Company or any Series. None of the Company, any Series or any of the other Members shall have any rights by virtue of this Agreement in any such business interests or activities of any Member.

(h) Unless otherwise provided herein, and subject to the other provisions herein, Members may not be expelled from or removed as Members of the Company. Members shall not have any right to resign or redeem their membership interests from the Company; provided that when a transferee of a Member's Units becomes a Record Holder of such Units, such transferring Member shall cease to be a Member of the Company with respect to the Units so transferred and that Members of a Series shall cease to be Members of such Series when such Series is finally liquidated in accordance with the provisions herein.

(i) Unless otherwise specifically set forth herein, any reference herein to a "Member" shall be deemed to be a reference to the Member of a particular Series.

Section 2.06   Units; Membership; Additional Class Units.

(a) Unless otherwise provided in the applicable Certificate of Registered Series, the Company is authorized to issue in respect of each Series an unlimited number of membership interests, which shall be denominated as set forth in Section 2.06(b). All Units issued pursuant to, and in accordance with the requirements of this Agreement shall be validly issued membership interests in the applicable Series and in the Company, except to the extent otherwise provided in the Delaware Act or this Agreement (including any Certificate of Registered Series). Any Member holding Units of a Series shall be deemed a Member of such Series and of the Company to the extent set forth herein and in the Delaware Act.

(b) Subject to the provisions herein, the total of the membership interests in any Series shall be comprised of one Class A Unit having the rights and preferences as set forth herein (the "Class A Unit" and any Additional Class Unit(s) (as defined below) which may be created and issued as set forth herein.

(c) The Company may elect to create additional class of membership interests in any Series,

other than the Class A Units, at any time by amendment of the Certificate of Registered Series of the applicable Series, and to set the name, rights and preferences thereof (each, an "Additional Class Unit", and together with the Class A Units, as to each Series, the "Units" of such Series and each a "Unit" of such Series). Additional Class Units of a Series and the Class A Unit of a Series shall have the same rights, powers and duties, except as otherwise set forth in this Agreement or the applicable Certificate of Registered Series. Units shall represent an interest solely in the Series to which they relate, and unless otherwise specified herein, any reference to any Additional Class Units or the Class A Unit shall be deemed a reference to the Additional Class Units or the Class A Unit of the applicable Series. There shall be no limit to the total number of classes or number of Additional Class Units of any Series which may be issued, and each Series shall be limited to the issuance of one Class A Unit. The Units of the Members for each Series shall be as set forth on Exhibit A attached hereto, which may be updated as set forth herein. The name and mailing address of each Member of each Series, or such Member's representative, shall be listed on the books and records of the Company and each Series maintained for such purpose by the Company and each Series, or the Transfer Agent.

(d) Upon execution of this Agreement, the Initial Member shall be issued one (1) Class A Unit of the Initial Series, representing 100% of the membership interests in the Initial Series as of such date, in return for a capital contribution to such Initial Series of $100. As of the date of such execution, the Class A Unit shall constitute all of the membership interests of the Company and of such Initial Series and, prior to the creation and issuance of any Additional Class Units of the Initial Series, shall have all of the rights and privileges of 100% of the membership interests in the Initial Series, and therefore the Company, afforded pursuant to this Agreement and applicable law.

(e) Upon the formation of any additional Series, the Initial Member shall be issued one (1) Class A Unit of such additional Series, representing 100% of the membership interests in such additional Series as of such date, in return for a capital contribution to such additional Series of $100.

(f) Subject to the provisions in this Agreement, the Series Manager(s) shall have full power and authority to schedule one or more closings to issue Additional Class Units of the applicable Series and admit Members of such Series to the Company in accordance with the provisions of this Agreement. Any Person that acquires Additional Class Units of a Series from the Series and is admitted as an Additional Class Member of such Series after the date hereof, shall, in connection with such Member's acquisition of such Additional Class Units of such Series, be deemed to pay to the applicable Series such Member's pro rata share of any amounts used to acquire the Series Assets for such Series, including any true-up fees and any other amounts paid to such Series by the previously admitted Additional Class Members of such Series.

Section 2.07   Income Rights. The Company and the Manager may elect to create, with respect to each Series, contractual rights to receive income or payments from the Series Assets of such Series, as set forth in the Certificate of Registered Series of the applicable Series, including those contractual rights which may be referred to as "Royalty Shares" in a Series Offering, in each case having such terms and conditions as determined by the Company and the Manager and as set forth in the books and records of the Company (the "Income Rights"), and to thereafter issue and sell

the Income Rights in any Series Offering or as otherwise determined by the Company and the Manager. Notwithstanding anything providing or signifying to the contrary herein, the Income Rights shall be, and shall evidence, solely rights to receive the applicable payments as set forth therein, and shall be contractual agreements between the applicable Series and the holder or counterparty thereto (each, an "Income Rights Holder"), shall not be deemed membership interests of the Company or any Series or result in the Income Rights Holder being a Member of the Company or any Series, shall not entitle the Income Rights Holder to any rights or obligations of a Member, and shall not have any voting rights with respect to the Company or any Series. The purchase price paid for the acquisition of any Income Rights shall not be a capital contribution to the Company or to any Series. A Person may become a Record Holder of an Income Right without the consent or approval of any of the Members.

Section 2.08   Certificates and Representations of Units and Income Rights.

(a)   Units and Income Rights may be recorded in book entry form or may be evidenced by certificates or electronic or crypto tokens or coins, or in any other form, as determined by the Company Manager as may be permitted by the Delaware Act. Notwithstanding anything to the contrary herein, unless the Company Manager shall determine otherwise in respect of Income Rights or one or more classes of Units of a Series or as may be required by the Depository with respect to any specific class of Units of a Series or any Income Rights of a Series, neither Income Rights nor Units shall be evidenced by physical Certificates. No Member of any Series shall have the right to require the Company or any Series to issue physical Certificates representing Units for any reason, except as may be required by applicable law. No Income Rights Holder shall have the right to require the Company or any Series to issue physical Certificates representing Income Rights for any reason, except as may be required by applicable law. If the Company Manager authorizes the issuance of Units or Income Rights to any Person in the form of physical Certificates, the Company shall issue one or more Certificates in the name of such Person evidencing the number of such Units or the number of Income Rights, as applicable, being so issued. Certificates shall be executed on behalf of the Company or a Series by the Company Manager. If and to the extent a Transfer Agent has been appointed with respect to the Income Rights or any class or series of Units of a Series, no Certificate representing such Income Rights or class or series of Units of a Series shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the Company Manager elects to issue Income Rights or Units in global form, the Certificates representing Income Rights or Units shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Income Rights or Units have been duly registered in accordance with the directions of the Company Manager. Any or all of the signatures required on the Certificate may be by facsimile. If any officer or Transfer Agent who shall have signed or whose facsimile signature shall have been placed upon any such Certificate shall have ceased to be such officer or Transfer Agent before such Certificate is issued by the Company or any Series, such Certificate may nevertheless be issued by the Company or any Series with the same effect as if such Person were such officer or Transfer Agent at the date of issue. Certificates for any class or series of Units or Income Rights shall be consecutively numbered and shall be entered on the books and records of the Company and the applicable Series as they are issued and shall exhibit the holder's name and number and type of Units or the holder's name and number and type of Income Rights, as applicable.

(b) If any mutilated Certificate is surrendered to the Company or the Transfer Agent, the Company Manager on behalf of the Company and the applicable Series shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and class or series of Units or the number and form of Income Interests as the Certificate so surrendered. The Company Manager on behalf of the Company and the applicable Series shall execute, and the Transfer Agent shall countersign and deliver, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate: (i) makes proof by affidavit, in form and substance satisfactory to the Company and the applicable Series, that a previously issued Certificate has been lost, destroyed or stolen; (ii) requests the issuance of a new Certificate before the Company and the applicable Series has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim; (iii) if requested by the Company and the applicable Series, delivers to the Company and the applicable Series a bond, in form and substance satisfactory to the Company and the applicable Series, with surety or sureties and with fixed or open penalty as the Company and the applicable Series may direct to indemnify the Company and the applicable Series and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and (iv) satisfies any other reasonable requirements imposed by the Company and the applicable Series. If a Member fails to notify the Company and the applicable Series within a reasonable time after he has notice of the loss, destruction or theft of a Certificate representing Unit(s), and a Transfer of the Units represented by the Certificate is registered before the Company and the applicable Series or the Transfer Agent receives such notification, the Member shall be precluded from making any claim against the Company, the applicable Series or the Transfer Agent for such Transfer or for a new Certificate. If an Income Rights Holder fails to notify the Company and the applicable Series within a reasonable time after he has notice of the loss, destruction or theft of a Certificate representing Income Rights, and a Transfer of the Income Rights represented by the Certificate is registered before the Income Rights Holder and the applicable Series or the Transfer Agent receives such notification, the Income Rights Holder shall be precluded from making any claim against the Company, the applicable Series or the Transfer Agent for such Transfer or for a new Certificate. As a condition to the issuance of any new Certificate under this Section 2.08, the Company and the applicable Series may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 2.09   Voting.

(a) Unless otherwise provided in this Agreement or any Certificate of Registered Series, (i) each Voting Unit of each Series shall be entitled to one vote for all matters submitted for the consent or approval of Members of the Company generally, (ii) each Voting Unit (regardless of Series) shall vote together as a single class on all matters as to which all holders of Voting Units are entitled to vote, (iii) each Voting Unit of a particular Series shall be entitled to one vote for all matters submitted for the consent or approval of the Members of such Series. Except as otherwise set forth in this Agreement, the Voting Units shall vote together as a single class on all matters submitted for approval of Members, and shall have the right to vote on any matter on which the Members overall, or the Members of such Series, are entitled to vote on hereunder or on which the Members overall, or the

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Members of such Series, are required to vote pursuant to the Delaware Act and each such Voting Unit shall be entitled to and shall constitute one (1) vote.

(b)   The Additional Class Units of a Series shall have no voting rights hereunder, except to the extent specifically required by the Delaware Act, and shall not be Voting Units for any purposes hereunder, in each case except to the extent specifically required by the Delaware Act. In the event that the Delaware Act specifically grants voting rights to the Additional Class Units or requires the Additional Class Units to vote on any matter, or any voting rights are granted to the Additional Class Units herein, each Additional Class Unit shall have one vote on such applicable matter and the Additional Class Units shall be "Voting Units", and the Additional Class Members shall be "Voting Members", in each case solely for purposes of such matter.

(c)   In determining any action or other matter to be undertaken by or on behalf of the Company overall, each Voting Member shall be entitled to cast a number of votes equal to the number of Voting Units that such Voting Member holds, with the power to vote, at the time of such vote unless otherwise set forth in this Agreement. Unless otherwise set forth in this Agreement, or otherwise required by the Delaware Act, the taking of any action by the Company which required a vote of the Voting Members as set forth above shall be authorized by the affirmative vote of a majority of the Voting Units, subject to any approval of the Company Manager, as required herein.

(d)   In determining any action or other matter to be undertaken by or on behalf of any Series, each Voting Member of such Series shall be entitled to cast a number of votes equal to the number of Voting Units of such Series that such Voting Member holds, with the power to vote, at the time of such vote unless otherwise set forth in this Agreement. Unless otherwise set forth in this Agreement, or otherwise required by the Delaware Act, the taking of any action by any Series which required a vote of the Voting Members of such Series as set forth above shall be authorized by the affirmative vote of a majority of the Voting Units of such Series, subject to any approval of the Company Manager or the Series Manager(s) of such Series as required herein.

Section 2.10   Withdrawal or Removal and Replacement of Administrators. An Administrator may withdraw for any reason upon notice to the Series Manager(s) of the applicable Series. An Administrator may be removed and replaced at any time for any reason by the Series Manager(s) of the applicable Series.

Section 2.11   Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Company or any Series shall be entitled to assume that the Series Manager(s) of the applicable Series and any Series Officer of such Series has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the such Series and to enter into any contracts on behalf of such Series, and such Person shall be entitled to deal with the Series Manager(s) or any such Series Officer as if it were the Series' sole party in interest, both legally and beneficially. Each Member hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Series Manager(s) or any Officer in connection with any such dealing. In no event shall any Person dealing with the Series Manager(s) or any Officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with

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or to inquire into the necessity or expedience of any act or action of the Series Manager(s) or any Officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the any Series by the Series Manager(s) or any Series Officer of such Series shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement were in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Company or any Series and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company or the applicable Series.

Section 2.12   Books and Records. The Company shall keep or cause to be kept at the principal office of the Company or such other place as determined by the Company Manager appropriate books and records with respect to the business of the Company and each Series, including all books and records necessary to provide to the Members any information required to be provided pursuant to this Agreement or applicable law. Any books and records maintained by or on behalf of the Company or any Series in the regular course of its business, including the record of the Members, books of account and records of Company or Series proceedings, may be kept in such electronic form as may be determined by the Company Manager; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. Each Member shall have the right, upon reasonable demand for any purpose reasonably related to the Member's interest as a member of the Company (as reasonably determined by the Company Manager) to such information pertaining to the Company as a whole and to each Series in which such Member has a membership interest, as provided in Section 18-305 of the Delaware Act; provided, that prior to such Member having the ability to access such information, the Company Manager shall be permitted to require such Member to enter into a confidentiality agreement in form and substance reasonably acceptable to the Company Manager. For the avoidance of doubt, except as may specifically be permitted or required herein, a Member shall only have access to the information (including any Certificate of Registered Series) referenced with respect to any Series in which such Member is a holder of Units or an Income Rights Holder and not to any Series in which such Member does not hold any Units or which such Income Rights Holder does not hold any Income Rights, as applicable.

Article III.   REGISTRATION AND TRANSFER OF UNITS AND INCOME RIGHTS.

Section 3.01   Maintenance of a Register. Subject to the restrictions on Transfer and ownership limitations contained herein:

(a) The Company, or its appointee, shall keep or cause to be kept on behalf of the Company and each Series a register that will set forth the Record Holders of each of the Units and the record of Income Rights Holders and information regarding the Transfer of each of the Units and Income Rights, as applicable. The Company Manager is hereby initially appointed as registrar and transfer agent of the Additional Class Units and any Income Rights, provided that the Company Manager may appoint such third-party registrar and transfer agent as it determines appropriate in its sole discretion, for the purpose of registering Additional Class Units and Income Rights and Transfers of such Additional Class Units and Income Rights as herein provided, including as set forth in any Certificate of Registered Series.

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(b) Upon acceptance by the Company Manager of the Transfer of any Additional Class Unit, each transferee of an Additional Class Unit (i) shall be admitted to the Company as a Substitute Member with respect to the Additional Class Units so transferred to such transferee when any such transfer or admission is reflected in the books and records of the Company, (ii) shall be deemed to agree to be bound by the terms of this Agreement and the Certificate of Registered Series, and, if requested or required by the Company Manager will complete a Form of Adherence as required by Section 3.02(a), (iii) shall become the Record Holder of the Additional Class Units so transferred, (iv) grants powers of attorney to the Company Manager and any Liquidating Trustee and each of their authorized officers and attorneys in fact, as the case may be, as specified herein, and (v) makes the consents and waivers contained in this Agreement. The Transfer of any Additional Class Units and the admission of any new Substitute Member shall not constitute an amendment to this Agreement, and no amendment to this Agreement shall be required for the admission of new Substitute Members. A Member shall not be required to physically execute a counterpart signature page of this Agreement to be bound hereby, unless required by the Company Manager.

(c) Upon acceptance by the Company Manager of the Transfer of any Income Rights, each transferee of Income Rights shall become the Record Holder of the Income Rights so transferred.

(d) Nothing contained in this Agreement shall preclude the settlement of any transactions involving Additional Class Units or Income Rights entered into through the facilities of any National Securities Exchange or over-the-counter market on which such Additional Class Units or Income Rights are listed or quoted for trading, if any.

(e) Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Units of any Series or Income Rights of any Series, as between the Company and the applicable Series on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Units of such applicable Series or the Record Holder of such Income Rights of such applicable Series, as applicable.

(f) The Company shall be entitled to recognize the Record Holder of a Unit as the owner of Units and the Record Holder of Income Rights as the owner of the Income Rights, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Units or Income Rights, as applicable, on the part of any other Person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange or over-the-counter market on which such Units or Income Rights are listed for trading (if ever). Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring or holding membership interests or Income Rights, as between the Company on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such membership interest or Income Rights, as applicable.

Section 3.02   <u>Transfers and Ownership Limitations.</u>

(a) Upon any Transfer of any Member's Units, the transferee shall automatically become a Member, without the need to execute a counterpart signature page or Joinder to this Agreement, and will be bound by all of the terms and conditions of this Agreement and the Certificate of Registered Series, and will be deemed to have consented thereto as a result of the acquisition of any Units; provided, however, that upon request from the Company Manager the transferee shall complete a Form of Adherence to the reasonable satisfaction of the Company Manager as set forth in Section 3.01(b).

(b) The Company and each Series shall undertake such actions and set forth such procedures so as to ensure that, unless waived by the Company Manager in its sole discretion, no issuance or Transfer of any Units or any Income Rights shall be completed if such Transfer or issuance would:

   (i)   result in the transferee directly or indirectly exceeding the Individual Aggregate 12-Month Investment Limit or owning in excess of the Aggregate Ownership Limit;

   (ii)   result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act) of any Series' Additional Class Units, as specified in Section 12(g)(1)(A)(ii) of the Exchange Act, unless such Additional Class Units have been registered under the Exchange Act or the Company is otherwise an Exchange Act reporting company;

   (iii) cause all or any portion of the assets of the Company or any Series to constitute plan assets for purposes of ERISA;

   (iv)   adversely affect the Company or such Series, or subject the Company, the Series, the Company Manager or any of their respective Affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company or subject the Company, any Series, the Company Manager or any of their respective Affiliates to any tax to which it would not otherwise be subject;

   (v)   require registration of the Company, any Series, any Income Rights or any Additional Class Units under any securities laws of the United States of America, any state thereof or any other jurisdiction; or

   (vi)   violate or be inconsistent with any representation or warranty made by the transferring Member.

(c) In the event any Transfer permitted by this Agreement shall result in beneficial ownership by multiple Persons of any Member's interest in the Company or any Income Rights, the Company Manager may require one or more trustees or nominees to be designated to represent a portion of or the entire interest or Income Rights transferred for the purpose of receiving all notices which may be given and all payments which may be made under this Agreement, and for the purpose of exercising the rights which the transferor as a Member had pursuant to the provisions of this Agreement or exercising the rights which the

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transferor had as an Income Rights Holder.

(d) A transferee shall be entitled to any future distributions attributable to the Additional Class Units or Income Rights, as applicable, transferred to such transferee and to transfer such Additional Class Units or Income Rights, as applicable, in accordance with the terms of this Agreement; provided, however, that such transferee of any Units shall not be entitled to the other rights of a Member as a result of such Transfer until he or she becomes a Substitute Member.

(e) The Company and each Series shall incur no liability for distributions made in good faith to the transferring Member until a written instrument of Transfer of such Units has been received by the Company and recorded on its books and the effective date of Transfer of such Units has passed or the Company has received other evidence of Transfer of such Units in a form as determined by the Company Manager.

(f) The Company and each Series shall incur no liability for payments made in good faith to the transferring Income Rights Holder until a written instrument of Transfer of such Income Rights has been received by the Company and recorded on its books and the effective date of Transfer of such Income Rights has passed or the Company has received other evidence of Transfer of such Income Rights in a form as determined by the Company Manager.

(g) Any other provision of this Agreement to the contrary notwithstanding, any Substitute Member shall be bound by the provisions hereof. Prior to recognizing any Transfer in accordance with this Article III, the Company Manager may require, in its sole discretion:

  (i) the transferring Member and each transferee to execute one or more deeds or other instruments of Transfer in a form satisfactory to the Company Manager;

  (ii) each transferee to acknowledge its assumption (in whole or, if the Transfer is in respect of part only, in the proportionate part) of the obligations of the transferring Member by executing a Form of Adherence (or any other equivalent instrument as determined by the Company Manager);

  (iii) each transferee shall provide all the information required by the Company Manager to satisfy itself as to anti-money laundering, counter-terrorist financing and sanctions compliance matters; and

  (iv) payment by the transferring Member, in full, of the costs and expenses referred to in Section 3.02(i).

(h) No Transfer shall be completed or recorded in the books of the Company, and no proposed Substitute Member shall be admitted to the Company as a Substitute Member, unless and until each of the requirements herein has been satisfied or, at the sole discretion of the Company Manager, waived.

(i) The transferring Substitute Member shall bear all costs and expenses arising in connection with any proposed Transfer, whether or not the Transfer proceeds to completion, including any legal fees incurred by the Company or any broker or dealer, any costs or expenses in connection with any opinion of counsel, and any transfer taxes and filing fees.

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Section 3.03   Restrictions; Remedies for Breach.

(a) Any Transfer of any Units of a Series shall only be completed subject to the compliance by the Member and the proposed transferee with all applicable laws; and furthermore may only be completed in accordance with the provisions of this Agreement.

(b) Any Transfer or attempted Transfer of any Unit(s) of any Series in contravention of this Agreement shall be absolutely null and void *ab initio* and of no force or effect, on or against the Company, any Series, any Member of any Series, any creditor of the Company or any Series or any claimant against the Company or any Series, and may be enjoined, and shall not be recorded on the books and records of the Company or any Series. No distributions of cash or property of the Company or any Series shall be made to any transferee of any Unit(s) or any Series which is/are Transferred in violation hereof, nor shall any such Transfer be registered on the books of the Company or any Series. The Transfer or attempted Transfer of any Unit(s) of any Series in violation hereof shall not affect the Beneficial Ownership of such Unit(s) of such Series, and, notwithstanding such Transfer or attempted Transfer, the Member of such Series making such prohibited Transfer or attempted Transfer shall retain the right to vote, if any, and the right to receive liquidation proceeds and any other distributions with respect to the Units of such Series.

(c) A Member shall cease to be a Member of a Series and to have the power to exercise any rights or powers of a Member with respect to such Series upon the assignment of all of the Member's Units with respect to such Series. Any event under the Delaware Act or this Agreement that causes a Member to cease to be a Member of a Series shall not, in itself, cause such Member to cease to be a Member of any other Series or terminate the continued membership of a Member in the Company or cause the termination of the Series, regardless of whether such Member was the last remaining Member of such Series.

(d) If the Company Manager shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of this Article III, the Company Manager shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Company to redeem the applicable Units, refusing to give effect to such Transfer on the books of the Company or instituting proceedings to enjoin such Transfer or other event.

Section 3.04   Record Holders. The Company and each Series shall be entitled to recognize the Record Holder of a Unit as the owner of a Unit of such Series and to recognize the Record Holder of an Income Right as the owner of an Income Right of such Series, and accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Unit or Income Right, as applicable, on the part of any other Person, regardless of whether the Company or any Series shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Units or Income Rights of such Series are listed for trading, if any.

Article IV.   SUBSCRIPTION TO UNITS; CAPITAL CONTRIBUTIONS; DISTRIBUTIONS

Section 4.01   Subscription to Units.

(a) The Company presently intends that it will cause its classification for federal income tax purposes, as well as the federal income tax classification of each Series it may designate from time to time to be as an association taxed as if a corporation. Accordingly, Persons seeking to become a Member shall be required to subscribe to Units with respect to a particular Series, and, where subscribing to applicable Units directly from the Series, in such amounts or for such values of such other forms of property as the Series Manager(s) of such Series may from time to time require, if any, in its sole discretion with respect to the Units of such Series. The amounts of such subscriptions or values of such forms of property constituting the consideration of such subscriptions (the "Capital Contributions"), shall be contributed to the capital of the applicable Series and shall be treated consistent for federal income tax purposes as a subscription to shares of the applicable series of capital stock of the applicable Series as if the Series had been independently chartered as a Delaware corporation. A newly subscribing Member shall be issued a number and class of Units of such Series as shall be determined by the Series Manager(s). The Company Manager may update Exhibit A attached hereto from time to time to reflect any updates to the matters therein, provided that the ownership of any Units shall not be adversely affected by any failure of Exhibit A to be so updated.

(b) If applicable with respect to a Series, as set forth in the Certificate of Registered Series of such Series, the Company, each Series and each subscribing Member acknowledges and agrees that, with respect to a Member's subscription to a Class A Unit, the Capital Contribution value to be ascribed to the Class A Unit subscribed for shall be equal to $0.01.

(c) The provisions of this Section 4.01 are solely intended for the benefit of the Members and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company or any Series (and no such creditor shall be a third-party beneficiary of this Agreement). The Members shall have no duty or obligation to any creditor of the Company to make any contribution to the Company or to any Series.

Section 4.02   Distributions

(a) Each Series, in the sole discretion of the Series Manager(s), and subject to the approvals as set forth herein, in the event there are Available Funds (as defined below) with respect to such Series, may make distributions ("Distributions") to Members of such Series as set forth herein. "Available Funds" means, as to each Series, the gross cash receipts from operations (excluding, for the avoidance of doubt, any Capital Contributions) of such Series, less the sum of: (1) payments of principal, interest, charges and fees pertaining to any of such Series' indebtedness; (2) costs and expenses incurred in the conduct of such Series' business, including, without limitation, payment of the Administrative Fee, if any, and the costs and expenses as set forth in any secondary trading of the Units of a Series; (3) the projected, or actually paid, as applicable, federal income tax liability of the Series, (4) any payments required to be made with respect to Income Rights of the Series; and (5) amounts reserved to meet the reasonable needs of such Series. Notwithstanding anything herein to the contrary, no Member of a Series may receive a Distribution with respect to such Series to the extent that, after giving effect to such Distribution, all liabilities of the applicable Series (other than to a Member on account of its Units in such Series and liabilities for which the recourse of creditors is limited to specific property of such Series) exceed the Fair Value of the assets of such Series (except that property that is subject to a

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liability for which the recourse of the creditors is limited to such property shall be included in the assets of such Series only to the extent the fair market value of such property exceeds that liability). In the event of a Distribution to a Member of a Series that would be deemed violative of applicable law, the applicable Member may be required to return such Distribution to the applicable Series for the benefit of such Series. Each Distribution in respect of any Units of a Series shall be paid by the Series, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Units of the applicable Series as of the record date set for such Distribution with respect to such Series as determined by the Series Manager(s). Such payment shall constitute full payment and satisfaction of such Series' and the Company's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

(b) If the Series Manager(s) of a Series determines to make a Distribution in the form of cash or other property to the Members of a Series, all such Distributions shall first be paid to the Class A Member as required until the Class A Member has been repaid such amounts as may have been advanced to, or paid on behalf of, the Series for the purchase of the Series Assets or the payment of operating costs for the applicable Series, if applicable, and shall thereafter be made to the Class A Member and the Additional Class Members as set forth in Section 4.02(c).

(c) Following the making of the payments in Section 4.02(b), 100% of the Distributions shall be paid to the Class A Member and/or any Additional Class Members of such Series, as set forth in the Certificate of Registered Series of a Series.

(d) Notwithstanding the foregoing, in the event that there are no Additional Class Units of a Series created, or, if created, in the event that there are no Additional Class Units of a Series issued and outstanding, in each case at the time of a Distribution, then, subject to the provisions of Section 4.02(b), 100% of such Distribution shall be made to the Class A Member of such Series.

(e) Except as otherwise provided herein or as required by law, no Member shall be required to restore or repay to the Company or to any Series any funds properly distributed to it pursuant to this Section 4.02.

Article V. LIABILITY; INDEMNIFICATION

Section 5.01   Liability of a Member. The liability of each Member shall be limited to the fullest extent permitted by the Delaware Act and as set forth in this Agreement. No Member of a Series shall be obligated to restore by way of Capital Contribution with respect to such Series or otherwise any deficits in such Member's account (if such deficits occur) with respect to such Series.

Section 5.02   Exculpation and Indemnification.

(a) To the maximum extent permitted by 6 *Del. C.* § 18-1101 and/or any other federal or state applicable statute, law or rule, no Protected Person shall be liable to the Company or to any Series or any Manager or any other Member of any Series. With the prior consent of the Company Manager, any Protected Person may consult with legal counsel and accountants

with respect to Company and Series affairs (including interpretations of this Agreement) and shall be fully protected and justified in any action or inaction which is taken or omitted in good faith, in reliance upon and in accordance with the opinion or advice of such counsel or accountants. In determining whether a Protected Person acted with the requisite degree of care, such Protected Person shall be entitled to rely on written or oral reports, opinions, certificates and other statements of the directors, officers, employees, consultants, attorneys, accountants and professional advisors of the Company and of any Series selected with reasonable care; provided that no such Protected Person may rely upon such statements if that Protected Person believed that such statements were materially false.

(b) To the maximum extent permitted by 6 Del. C. § 18-1101 or any other applicable statute, law or rule, each Series shall indemnify, hold harmless, protect and defend each Protected Person who was or is a party or is threatened to be made a party, to any threatened, pending or contemplated claim, demand, action, suit or proceeding, whether civil, criminal, administrative, legislative or investigative (a Proceeding") against any expenses, losses, claims, judgments, fines, demands, costs, damages or liabilities, including actual legal fees, costs and expenses incurred in investigating or defending against any such losses, claims, damages or liabilities or in enforcing a Protected Person's right to indemnification under this Agreement, and any amounts expended in respect of settlements of any claims approved by the Company Manager, and other amounts of any nature whatsoever, known or unknown, liquidated or unliquidated, actually incurred by the Protected Person in connection with any Proceeding (collectively, "Liabilities"), to which any Protected Person may become subject (i) by reason of any act or omission or alleged act or omission (even if negligent) arising out of or in connection with the activities of the Company and/or a Series; or (ii) by reason of the fact that it is or was acting in connection with the activities of the Company and/or a Series in any capacity or that it is or was serving at the request of such Series as a partner, shareholder, member, director, officer, employee, or agent of any Person. The termination of any Proceeding by judgment, order, settlement, conviction or pleas of nolo contendere or its equivalent shall not of itself create a presumption that the Protected Person did not act in good faith or did not act in a manner that the Protected Person reasonably believed to be in and not opposed to the best interest of the Company and or any Series and/or any other Protected Person, and with respect to any criminal proceeding, did not have reasonable cause to believe that such conduct was unlawful.

(c) The Administrator may, on behalf of the Series for which such Administrator was appointed, reimburse (and/or advance to the extent reasonably required) each Protected Person for reasonable legal or other costs and expenses (as incurred) of such Protected Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Liabilities for which the Protected Person may be indemnified pursuant to this Section 5.02 and for all costs and expenses, including fees, expenses and disbursements of attorneys, reasonably incurred by such Protected Person in enforcing the indemnification provisions of this Section 5.02; provided, that such Protected Person executes a written undertaking to repay the applicable Series for such reimbursed or advanced costs and expenses if it is finally judicially determined that such Protected Person is not entitled to the indemnification provided by this Section 5.02. Upon any liquidation of the applicable Series or the Company overall, such reimbursements or advancement of expenses shall be reimbursed by the applicable Series to the Administrator prior to any other distributions hereunder.

(d) The provisions of this Section 5.02 shall continue to afford protection to each Protected Person regardless of whether such Protected Person remains in the position or capacity pursuant to which such Protected Person became entitled to indemnification under this Section 5.02 and regardless of any subsequent amendment to this Agreement; provided, that, no such amendment shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

(e) The Company and each Series shall have the power to purchase and maintain insurance on behalf of any Protected Person to reimburse such Protected Person for expenses incurred by such Protected Person in any such capacity or arising out of such Protected Person's status as such, whether or not the Company or any Series would have the power to indemnify such Person against such liability under the provisions of this Section 5.02. Any indemnification under this Section 5.02 or otherwise shall be paid only out of and to the extent of the applicable Series' assets or insurance maintained by the Series for such purposes.

Article VI. ACCOUNTING; FINANCIAL AND TAX MATTERS

Section 6.01   Accounting Basis. The Company and each Series shall use such method of accounting as may be determined by the Company Manager that is consistent with United States generally accepted accounting principles or such other accounting methods and conventions as the Company Manager may from time to time determine to be used in the preparation of the Company's and any Series tax returns.

Section 6.02   Tax Matters.

(a) The Company intends that it will make, and will cause each Series to make, an appropriate election consistent with the provisions of Treasury Regulation §301.7701-2 and §301.7701-3 to be treated as, and so that each Series shall be treated as, an association taxable as if a corporation under Subchapter C of the Code and not as a partnership under Subchapter K of the Code.

(b) Any provision in this Agreement to the contrary notwithstanding, to the extent that any provision contained in this Agreement would cause the federal income tax treatment of a matter not to be in accordance with the corporate income tax principles specified under Subchapter C of the Code, such conflict shall be resolved in a manner as near as reasonably practicable by application to such conflicting matter the nearest analogous corporate federal income tax treatment of same as would be consistent with the principles of Subchapter C of the Code.

(c) The Members acknowledge that the Company Manager reserves the right to supplement or amend any applicable provisions of this Agreement, including as to this Section 6.02, to address such additional processes or procedures as may be indicated as such unresolved issues are prospectively addressed as to reasonably facilitate the Company's and each Series' compliance with the intended federal income tax provisions of the Code.

(d) Notwithstanding anything otherwise to the contrary herein, the Company Manager is authorized to take any action that may be required to cause the Company and each Series

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to comply with any withholding or other similar requirements established pursuant to the Code or any other provision of U.S. federal, state or local or non-U.S. tax law or otherwise. To the extent the Company or any Series is required to or elects to withhold and pay over or otherwise pay any withholding or other taxes payable, or required to be deducted, by the Company or any Series or any of their respective Affiliates pursuant to the Code or any provision of U.S. federal, state or local or non-U.S. tax law or otherwise, attributable to a Member (including taxes attributable to income or gain allocable to such Member) or resulting from such Member's participation in the Company or any Series or a Transfer to such Member, the Company Manager may treat the amount withheld as a distribution of cash pursuant to Section 4.02 to the extent such Member would have received a cash distribution but for such withholding or other taxes. To the extent that such payment exceeds the cash distribution that such Member would have received but for such withholding or other taxes, the Company Manager shall notify such Member as to the amount of such excess and such Member shall make a prompt payment to the applicable Series of such amount by wire transfer, which payment shall not constitute a Capital Contribution of such Member to the applicable Series.

Section 6.03   <u>Partnership Representative</u>.

(a) The Company Manager is hereby designated the initial partnership representative for purposes of 6223 of the Code ("Partnership Representative"), and is responsible for acting as the liaison between the Company and the Internal Revenue Service ("Service"). The Partnership Representative shall have the exclusive authority and discretion to make any elections required or permitted to be made by the Company or any Series under any provisions of the Code or any other applicable laws and has the sole authority under the Code to deal with the Internal Revenue Service regarding any audit of or assessment against the Company or any Series under the BBA to the exclusion of all Members. At any time during an audit by the Internal Revenue Service of the Company or any Series, the Company Manager shall have the authority to remove, with or without cause, the Partnership Representative and appoint a replacement Partnership Representative. The Partnership Representative shall be reimbursed by the Company for all out of pocket expenses, costs and liabilities expended or incurred by the Partnership Representative in acting as the Company's and each Series' Partnership Representative.

(b) Each of the Members consents to and agrees to become bound by all actions of the Partnership Representative, including any contest, settlement or other action or position which the Partnership Representative may deem proper under the circumstances. The Members specifically acknowledge, without limiting the general applicability of this Section 6.03, that the Partnership Representative will not be liable, responsible or accountable in damages or otherwise to the Company or any Member with respect to any action taken by it in its capacity as a Partnership Representative, except for bad faith, fraud, gross negligence, willful misconduct or breach of fiduciary duty. All reasonable out-of-pocket expenses incurred by the Partnership Representative in such capacity will be considered expenses of the Company for which the Partnership Representative will be entitled to full reimbursement.

(c) The Partnership Representative shall, to the extent available and advisable, make a valid small partnership election for each taxable year of the Company. The Partnership

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Representative shall covenant in writing to undertake its function in such capacity in good faith and with reasonable diligence. The Company Manager is hereby authorized, but not required, to cause the Company to indemnify the Partnership Representative for acts or omissions in discharging said function except any that result from the Partnership Representative's gross negligence or bad faith. Respective to any taxable year of the Company, reasonably in advance of the date on which a BBA small partnership election must be made for such taxable year, the Partnership Representative shall, as and if applicable, consult with the Company's tax advisor, and, if the tax advisor so advises. The Partnership Representative shall determine on a timely basis that the Company is so qualified and the Partnership Representative shall make a timely small partnership election for the Company for that taxable year, and, in such event, the Partnership Representative shall provide prompt written notice to the Members that the Partnership Representative has done so.

(d) If, for any Company taxable year, the Partnership Representative determines that the Company cannot qualify for a small partnership election, the Partnership Representative shall, either independently or in consultation with the Company's tax preparer, determine the advisability of making, and if so advisable shall notify the Company Manager and shall make a push-out election under BBA Section 6226(b).

(e) In connection with any BBA audit of the Company or any Series, the Partnership Representative shall resolve each issue in the audit only in accordance with the affirmative accession of the Company Manager to the advice of the Partnership Representative made, either independently or in consultation with the Company's tax preparer, after appropriately articulating to it the issues involved and the dynamics of the impact upon the Company or any Series and the Members respective to any such proposed posture.

(f) If, in connection with a BBA audit, the IRS assesses a tax against the Company or any Series, the Partnership Representative, acting under BBA Section 6225(c), may require all of the Members, or Persons who were previously Members as to an applicable Reviewed Year but not as of an applicable adjustment year, and the Persons signing or joining this Agreement as a condition to becoming a Member hereby agree in such case, to file amended tax returns for the Reviewed Year and to pay their share of such assessed tax for such applicable period, in proportion to the share of partnership income or loss ascribed to each for such year, or, as necessary, upon such substantially similar allocation basis as the former basis of allocation may under then existing circumstances be required to be modified to address in a case in which the obligated Person would not as of such an applicable adjustment year then be a Member. This provision shall survive each Person's cessation as a Member of the Company or any amendment or termination of this Agreement for so long as a return of a Reviewed Year of the Company as to which any Person was a Member would be open to audit, and each Person signing this Agreement as a Member hereby agrees to indemnify the Company and the other Members from and against any amounts of assessed taxes as they would be otherwise obligated to pay in accordance with this Section 6.03, in a case in which such Person would not do so, as well as against all reasonable attorneys' fees and costs that would be incurred by the Company or such other one or more Members in the event undertakings, including legal proceedings, to enforce such obligation hereunder against such Person were commenced.

(g) The Company Manager reserves the authority to, at any time, and from time to time, consider adopting a prohibition against the Company's admission of any Person as a Member whose admission would disqualify the Company from making a small partnership election. In such a case, the Company shall admit no Person as a Member if such Person's admission as a Member would disqualify the Company from making a valid small partnership election. Upon the Manager's resolution to prohibit admission of such Persons as would disqualify the Company Manager's election as a small partnership, no Member shall Transfer all or any part of a Member's Units to any Person in a case in which such Transfer would disqualify the Company or any Series from making a small partnership election, and in such event, the Company Manager shall provide notice thereof to all Members.

(h) Each Person becoming a Member hereby acknowledges that the BBA is new federal tax legislation effective generally as of January 1, 2018, that it replaces conventional prior tax law as it relates to the subject matter within its scope, and that there remain many unresolved issues regarding the implementation of certain of its provisions, whether through IRS Treasury Regulations, case law, or administrative resolutions of applicable governing authorities. Accordingly, the Members acknowledge that the Company Manager reserves the right to supplement or amend any applicable provisions of this Agreement, including as to this Section 6.03, to address such additional processes or procedures as may be indicated as such unresolved issues are prospectively addressed as to reasonably facilitate the Company's compliance with the BBA.

(i) The Members shall provide the Company with such information, which may be necessary or desirable in connection with such elections or otherwise in connection with the compliance with applicable tax laws, including providing information in connection with Section 743 of the Code and elections permitted thereunder. The Company Manager shall cause to be prepared and filed all tax returns of the Company and shall make all determinations as to tax elections by the Company. Unless otherwise required by law, the Company Manager shall be the "tax matters partner" of the Company and each Series within the meaning of Section 6231(a)(7) of the Code. Prompt notice shall be given to the Company Manager upon receipt of advice that the Internal Revenue Service or other taxing authority intends to examine any income tax return or record or books of the Company. The Company Manager shall provide the Company with such information, which may be necessary or desirable in connection with such elections or otherwise in connection with the compliance with applicable tax laws, including providing information in connection with Section 743 of the Code and elections permitted thereunder.

Article VII.   DISSOLUTION; REDEMPTION; WINDING UP; TERMINATION

Section 7.01   Dissolution.

(a) The Company as a whole shall dissolve and commence its winding up upon the first to occur of the following (each, a "Company Dissolution Event"):

    (i)   upon the determination of the Voting Members of all of the Series, voting as one class, with the approval of the Company Manager, at any time;

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(ii)   the insolvency or bankruptcy of the Company;

(iii)   the sale of all or substantially all of the Series Assets of each of the Series; or

(iv)   the entry of a decree of judicial dissolution for the Company under Section 18-802 of the Delaware Act.

(b) Unless otherwise provided in a Certificate of Registered Series, a Series shall terminate and a Series commence its winding up upon the first to occur of the following (such events, together with the events set forth in Section 7.01(c), each a "Series Dissolution Event"):

(i)   upon the determination of the Voting Members of such Series with the approval of the Series Manager(s), at any time;

(ii)   the insolvency or bankruptcy of such Series;

(iii)   the sale of all or substantially all of such Series' Series Assets;

(iv)   an event set forth as an event of termination of such Series in the Certificate of Registered Series establishing such Series; or

(v)   at any time that there are no Members of such Series, unless the business of such Series is continued in accordance with the Delaware Act.

(c) A "Series Dissolution Event" shall also occur upon:

(i)   the termination of such Series under Section 18-218(b)(11) of the Delaware Act; and

(ii)   the occurrence of a Company Dissolution Event, which shall result in a Series Dissolution Event as to all Series then existing.

(d) The dissolution of the Company or any Series pursuant to Section 18-801(a)(3) of the Delaware Act or pursuant to Section 18-218(9)(c) of the Delaware Act are each strictly prohibited.

(e) Subject to Section 18-801 of the Delaware Act, a Series may be terminated and its affairs wound up without causing the dissolution of the Company. The termination of a Series shall not affect the limitation on liabilities of such series provided by the Delaware Act or this Agreement.

Section 7.02   Winding Up and Termination of a Series.

(a) Upon the occurrence of a Series Dissolution Event, the property and business of the applicable Series shall be wound up by the Series Manager(s) or, in the event of the unavailability of the Series Manager(s), by a Person designated as a liquidating trustee by the Series Manager(s) (the Series Manager(s) or such liquidating trustee, the "Liquidating Trustee"). Subject to the requirements of applicable law and the further provisions of this Section 7.02, the Liquidating Trustee shall have discretion in determining whether to sell

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or otherwise dispose of all Series Property for the applicable Series or to distribute the same in kind and the timing and manner of such disposition or distribution. While the applicable Series continues to hold Series Property, the Liquidating Trustee may in its discretion expend funds, acquire additional assets and borrow funds. The Liquidating Trustee may also authorize the payment of fees and expenses reasonably required in connection with the winding up of the applicable Series and any fees and expenses payable pursuant to any agreement to which the applicable Series is party.

(b) Within a reasonable period of time following the occurrence of a Series Dissolution Event, all of the Series Property of the applicable Series shall be applied and distributed in the following manner and order of priority: First, to the claims of all creditors of the applicable Series (including Members except to the extent not permitted by law) shall be paid and discharged other than liabilities for which reasonable provision for payment has been made; and, second, to the Members of such Series in the same manner as Distributions under Section 4.02. Notwithstanding anything to the contrary in this Agreement, liquidating distributions shall be made no later than the last to occur of (x) 90 days after the date of disposition and (y) the end of the applicable Series' taxable year in which the disposition referred to in clause (x) shall occur.

(c) When the Liquidating Trustee has completed the winding up described in this Section 7.02, the Certificate of Registered Series for the applicable Series shall be deemed withdrawn and terminated and such Series shall no longer constitute a series of the Company.

(d) The winding up of a Series or of the Company by the Members, or by any Person of Persons other than the Liquidating Trustee, as set forth in 18-218(10) of the Delaware Act is hereby explicitly prohibited.

Section 7.03   Winding Up and Termination of the Company.

(a) Upon the occurrence of a Company Dissolution Event, the property and business of each of the Series shall be wound up by Liquidating Trustee in accordance with the provisions of Section 7.02. In the event that there remain any assets or liabilities of the Company as opposed to a Series following such events, then the Liquidating Trustee shall wind up the property and business relating to such assets and liabilities in the same manner as applicable to any Series, with modifications thereto as reasonably determined by the Liquidating Trustee to take into account that such actions do not relate to a particular Series.

(b) When the Liquidating Trustee has completed the winding up described in this Section 7.03, the Liquidating Trustee shall take such actions as required to cause the Termination of the Company.

Article VIII.   MEMBER MEETINGS

Section 8.01   Member Meetings.

(a) There shall be no meetings of the Members of the Company overall or Members of any Series unless called by the Company Manager or Series Manager(s), respectively, or as otherwise specifically required by the Delaware Act. No Members of a Series or group of Members of a Series, acting in its or their capacity as Members of the Series, shall have

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the right to call a meeting of the Members, whether of the Series or of the Company overall.

(b) The Series Manager(s) may call meetings of the Members overall, or of one or more Series standing alone and it is the intent of the Company, each Series and each Member that (i) in the event that the meeting or action referred to is a meeting or action of all of the Members of all the Series, any references in this Article VIII to a meeting or action of the "Members", and the provisions with respect to Voting Units and other germane matters herein, shall be deemed a reference to all such Members and the Voting Units and other germane matters herein as applicable to all such Member; and (ii) in the event that the meeting or action referred to is a meeting or action of the Members of a particular Series or group of Series, any references in this Article VIII to a meeting or action of the "Members" and the provisions with respect to Voting Units and other germane matters herein, shall be deemed a reference to the Members and the Voting Units and other germane matters herein as applicable to the applicable Series or group of Series. The Company Manager and each Series Manager(s) shall have the authority, in its reasonable discretion, to interpret and enforce this Agreement to give effect to the intent of the provisions of this Section 8.01(b).

(c) All acts of Members to be taken hereunder shall be taken in the manner provided in this Agreement. If authorized by the Series Manager(s), and subject to such guidelines and procedures as the Series Manager(s) may adopt, if a meeting of the Members is called Members and proxyholders not physically present at a meeting of Members may by means of remote communication participate in such meeting and be deemed present in person and vote at such meeting.

(d) In the event that the meeting or action referred to is a meeting or action of all of the Members of all the Series, unless otherwise required by applicable law, the presence of one-third of the Units of all Series entitled to be vote at such meeting, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting.

(e) In the event that the meeting or action referred to is a meeting or action of the Members of a particular Series or group of Series, the presence of one third of the Units of the applicable Series or group of Series entitled to be vote at such meeting, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting.

(f) The Delaware Court of Chancery may issue such orders as may be appropriate, including orders designating the time and place of such meeting, the record date for determination of Members entitled to vote, and the form of notice of such meeting.

Section 8.02 Notice of Meetings of Members.

(a) Notice, stating the place, day and hour of any meeting of the Members, as determined by the Series Manager(s), and the purpose or purposes for which the meeting is called, as determined by the Series Manager(s), shall be delivered by the Series Manager(s) not less than 5 calendar days nor more than 60 calendar days before the date of the meeting, in a manner and otherwise in accordance with the terms herein to each Record Holder of Units who is entitled to vote at such meeting. Such further notice shall be given as may be required by Delaware or applicable federal law or any exchange on which any Units of the

applicable Series the members of which are entitled to vote at the meeting, are then listed. Only such business shall be conducted at a meeting of Members of any Series or group of Series as shall have been brought before the meeting pursuant to the Series Manager's notice of meeting. Any previously scheduled meeting of any Members may be postponed, and any meeting of the Members may be canceled, by resolution of the Series Manager(s) upon public notice given prior to the date previously scheduled for such meeting of the Members.

(b) The Series Manager(s) shall designate the place of meeting for any meeting of the Members. If no designation is made, the place of meeting shall be the principal office of the Company.

Section 8.03   Record Date. For purposes of determining the Members entitled to notice of or to vote at a meeting of the Members, the Series Manager(s) may set a Record Date, which shall not be less than 5 nor more than 60 days before the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which any Units of the applicable Series the members of which are entitled to vote at the meeting are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). If no Record Date is fixed by the Series Manager(s), the Record Date for determining Members of the applicable Series or group of Series entitled to notice of or to vote at a meeting of Members of the applicable Series or group of Series shall be at the close of business on the day next preceding the day on which notice is given. A determination of Members of record entitled to notice of or to vote at a meeting of Members shall apply to any adjournment or postponement of the meeting; provided, however, that the Series Manager(s) may fix a new Record Date for the adjourned or postponed meeting.

Section 8.04   Adjournment. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 30 days. At the adjourned meeting, the Company, or the applicable Series or group of Series, may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article VIII.

Section 8.05   Waiver of Notice; Approval of Meeting. Whenever notice to the Members is required to be given under this Agreement, a written waiver, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a Person at any such meeting shall constitute a waiver of notice of such meeting, except when the Person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Members need be specified in any written waiver of notice unless so required by resolution of the Series Manager(s). All waivers and approvals shall be filed with the records of the Company and the applicable Series or made part of the minutes of the meeting.

Section 8.06   Required Vote. The submission of matters to Members for approval shall occur only at a meeting of the Members duly called and held in accordance with this Agreement at which

a quorum is present; provided, however, that the Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Units entitled to vote specified in this Agreement. Any meeting of Members may be adjourned from time to time by the chairman of the meeting to another place or time, without regard to the presence of a quorum.

Section 8.07   Conduct of a Meeting; Member Lists.

(a) The Series Manager(s) shall have full power and authority concerning the manner of conducting any meeting of the Members, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of this Article VIII, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The Series Manager(s) shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Company and each applicable Series maintained by the Series Manager(s). The Series Manager(s) may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Members, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes, the submission and examination of proxies and other evidence of the right to vote.

(b) A complete list of Members entitled to vote at any meeting of Members, arranged in alphabetical order and showing the address of each such Member and the number of Units of each Series registered in the name of such Member, shall be open to the examination of any Member of the Series or group of Series entitled to attend such meeting, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days before the meeting, at the principal place of business of the applicable Series or group of Series. The Member list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any Member who is present.

Section 8.08   Action Without a Meeting. On any matter that is to be voted on, consented to or approved by Members, the Members may take such action without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be approved by the Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. A Certificate of Registered Series need not provide that any action required or permitted to be taken by the holders of the Units to which such Certificate of Registered Series relates may be taken without a meeting by the written consent of such holders or Members, in order for the provisions of this Section 8.08 to apply thereto.

Section 8.09   Voting and Other Rights.

(a) Only those Record Holders of Voting Units on the Record Date set pursuant to Section 8.03 shall be entitled to notice of, and to vote at, a meeting of Members or to act with respect to matters as to which the holders of the Voting Units have the right to vote or to

act. All references in this Agreement to votes of, or other acts that may be taken by, the Voting Units shall be deemed to be references to the votes or acts of the Record Holders of such Voting Units on such Record Date.

(b) With respect to Voting Units that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Voting Units are registered, such other Person shall, in exercising the voting rights in respect of such Voting Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Voting Units in favor of, and at the direction of, the Person who is the Beneficial Owner, and the Company shall be entitled to assume it is so acting without further inquiry.

(c) No Members shall have any cumulative voting rights.

Section 8.10   Proxies and Voting.

(a) On any matter that is to be voted on by Members, the Members may vote in person or by proxy, and such vote may be made, or proxy may be granted in writing, by means of electronic transmission or as otherwise permitted by applicable law. Any such proxy shall be delivered in accordance with the procedure established for the relevant meeting.

(b) For purposes of this Agreement, the term "electronic transmission" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(c) The Series Manager(s) may, and to the extent required by law, shall, in advance of any meeting of all or any of Members, appoint one or more inspectors to act at the meeting and make a written report thereof. The Series Manager(s) may designate one or more alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of Members, the chairman of the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.

(d) With respect to the use of proxies at any meeting of Members, the Company and each Series shall be governed by paragraphs (b), (c), (d) and (e) of Section 212 of the DGCL and other applicable provisions of the DGCL, as though the Company and each Series were a Delaware corporation and as though the Members of each Series were shareholders of a Delaware corporation.

(e)   In the event that the Company or any Series becomes subject to Regulation 14A under the Exchange Act, pursuant to and subject to the provisions of Rule 14a-16 under the Exchange Act, the Company or the applicable Series, as applicable, may, but is not required to, utilize a Notice of Internet Availability of Proxy Materials, as described in such rule, in conjunction with proxy material posted to an Internet site, in order to furnish any proxy or related material to Members pursuant to Regulation 14A under the Exchange Act.

Article IX.   MISCELLANEOUS

Section 9.01   Addresses and Notices. Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication (including electronic communication) to the Member at the address described below. Any notice, payment or report to be given or made to a Member hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Units at his address as shown on the records of the Transfer Agent or delivered electronically as otherwise shown on the records of the Company and the applicable Series (including on Exhibit A attached hereto), regardless of any claim of any Person who may have an interest in such Units by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 9.01 executed by the Company and the applicable Series, the Company Manager or the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder of a Unit at the address of such Record Holder of Units appearing on the books and records of the Transfer Agent or the Company and the applicable Series is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it or is returned or there is a delivery failure through any electronic communication, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder of Units or another Person notifies the Transfer Agent or the Company and the applicable Series of a change in his address or electronic address, as applicable) if they are available for the Member at the principal office of the Company and the applicable Series for a period of one year from the date of the giving or making of such notice, payment or report to the other Members. Any notice to the Company and the applicable Series shall be deemed given if received by the Company Manager at the principal office of the Company and the applicable Series designated pursuant to the terms and conditions herein. The Company Manager and any Company Officers may rely and shall be protected in relying on any notice or other document from a Member or other Person if believed by it to be genuine.

Section 9.02   Amendments; Waiver. Except as otherwise expressly provided in this Agreement, any provision of this Agreement may be amended or waived only by an instrument in writing executed by the Company Manager, subject to the approval of the Series Manager(s) as set forth in Section 2.02(f), and no vote or approval of any Members shall be required for any such amendment unless otherwise required by applicable law. Notwithstanding the foregoing, the Company Manager may amend this Agreement and the schedules and exhibits hereto, without the approval of Members or the Series Manager(s) as set forth in Section 2.02(f), (i) to evidence the joinder to this Agreement of a new Member of any Series; (ii) in connection with the Transfer of

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Units of any Series; (iii) in connection with any issuance of Units of any Series to any existing members for any reason, (iv) as otherwise required to reflect Capital Contributions of any Series, distributions of any Series and similar actions hereunder; (v) to reflect the naming of new officers, members of the Series Manager(s) or replacement of officers or managers of the Company or any Series; (vi) in connection with the creation of a Series pursuant to a Certificate of Registered Series as set forth in Section 1.07(a), including any modifications or amendments to such Certificate of Registered Series, or any termination of a Series; (vii) a change that is required to effect the intent expressed in the provisions of this Agreement or any Certificate of Registered Series or is otherwise contemplated by this Agreement or any Certificate of Registered Series; and (viii) any change the Company Manager deems necessary or appropriate to enable trading of membership interests of any Series. Notwithstanding the forgoing the Company Manager is authorized to make such amendments to this Agreement as required in order to comply with any applicable law, including, without limitation, any securities law or tax law, whether currently in place or promulgated in the future, without the approval of the Members or Series Manager(s) as set forth in Section 2.02(f).

Section 9.03   Power of Attorney.

(a) Each Member of each Series hereby constitutes and appoints each of the Company Manager and, if a Liquidating Trustee shall have been selected pursuant to Section 7.02, the Liquidating Trustee (and any successor to the Liquidating Trustee by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact (collectively, the "Authorized Persons"), as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

   (i)   execute, swear to, acknowledge, deliver, file and record in the appropriate public offices:

      (A)   All certificates, documents and other instruments (including this Agreement and the Certificate of Formation and all amendments or restatements hereof or thereof) that any Authorized Person determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Company or any Series as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company or any Series may conduct business or own property or to form, qualify or continue the existence or qualification any Series in the State of Delaware and in all other jurisdictions in which such Series may conduct business or own property or to;

      (B)   all certificates, documents and other instruments that any Authorized Person determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement;

      (C)   all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that any Authorized Person determines to be necessary or appropriate to reflect the dissolution, liquidation and

42

termination of the Company or any Series pursuant to the terms of this Agreement;

    (D)   all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Member pursuant to, or other events described in, Article II or Article IV;

    (E)   all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Company or any Series;

    (F)   all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any Units of a Series or Income Rights of a Series issued pursuant to this Agreement;

    (G)   all certificates, documents and other instruments that any Authorized Person determines to be necessary or appropriate to maintain the separate rights, assets, obligations and liabilities of each Series; and

    (ii)   execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that any Authorized Person determines to be necessary or appropriate to (i) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Members hereunder or is consistent with the terms of this Agreement or (ii) effectuate the terms or intent of this Agreement; provided, that when required by any provision of this Agreement that establishes a percentage of the Members or of the Members of any class or Series required to take any action, any Authorized Person may exercise the power of attorney made in this Section 9.03(a)(ii) only after the necessary vote, consent, approval, agreement or other action of the Members or of the Members of such class or Series, as applicable.

(b)   Nothing contained in this Section 9.03 shall be construed as authorizing any Authorized Person to amend, change or modify this Agreement except in accordance with Section 9.02 or as may be otherwise expressly provided for in this Agreement.

(c)   The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Member and the Transfer of all or any portion of such Member's Units and shall extend to such Member's heirs, successors, assigns and personal representatives. Each such Member hereby agrees to be bound by any representation made by any Authorized Person acting in good faith pursuant to such power of attorney; and each such Member, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of any Authorized Person, taken in good faith under such power of attorney in accordance with Section 9.03. Each Member shall execute and deliver to any Authorized Person, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as any Authorized Person determines to be necessary or appropriate to effectuate this

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Agreement and the purposes of the Company.

Section 9.04   Successors and Assigns. This Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the Members.

Section 9.05   No Waiver. Except as set forth in Section 9.17 with respect to forum selection, no failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.06   Survival of Certain Provisions. The covenants and agreements set forth in Section 5.01, Section 5.02 and Section 6.02 shall survive dissolution or termination of any Series, and shall further survive the Termination of the Company.

Section 9.07   Telephone Consumer Protection Act Consent. Each Member expressly consents to receiving calls and messages, including auto-dialed and pre-recorded message calls, and SMS messages (including text messages) from the Administrator, its affiliates, agents and others calling at their request or on their behalf, at any telephone numbers that the Member has provided to the Company or any Series (including any cellular telephone numbers). Member's cellular or mobile telephone provider will charge Member according to the type of plan Member carries. Any Member may unsubscribe from receiving text messages or promotional calls at any time by (i) replying STOP, STOPALL, UNSUBSCRIBE, CANCEL, END or QUIT to any text message such Member receives from the Company or any Series or (ii) sending an email response to any email address from which the Member has received an email from the Company, with one of the forgoing words in the subject line. Each Member acknowledges and consents that following such a request to unsubscribe, such Member may receive one final text message from the Company confirming such request.

Section 9.08   Electronic Information. Each Member hereby agrees that all current and future notices, confirmations and other communications may be made by the Company or any Series via email, sent to the email address of record of the Member provided to the Company or any Series as changed or updated from time to time, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the Company, any Series and the Members except as otherwise required by law. If any such electronically sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients spam filters by the recipients email service provider, or due to a recipient's change of address, or due to technology issues by the recipients service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. Except as required by law, no physical, paper documents will be sent to Members, and a Member desires physical documents then such Member agrees to be satisfied by directly and personally printing, at such Member's own expense, the electronically sent communication(s) and maintaining such physical records in any manner or form that a Member desires.

Section 9.09   Section 7704(e) Relief. In the event that the Company Manager determines the

Company should seek relief pursuant to Section 7704(e) of the Code to preserve the status of the Company as a partnership for U.S. federal (and applicable state) income tax purposes, the Company and each Member shall agree to adjustments required by the tax authorities, and the Company shall pay such amounts as required by the tax authorities, to preserve the status of the Company as a partnership.

Section 9.10   Severability. In case any provision in this Agreement shall be deemed to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired hereby.

Section 9.11   Interpretation. The headings in this Agreement are inserted for convenience of reference only and shall not affect the interpretation of this Agreement. As used herein, masculine pronouns shall include the feminine and neuter, neuter pronouns shall include the masculine and the feminine, and the singular shall be deemed to include the plural. The use of the word "including" herein shall not be considered to limit the provision that it modifies but instead shall mean "including, without limitation."

Section 9.12   No Third-Party Rights. Except as expressly provided in this Agreement, this Agreement is intended solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the parties hereto.

Section 9.13   Entire Agreement. This Agreement and any Certificate of Registered Series, with respect to the applicable Series, constitutes the entire agreement of the Company, each Series, the Initial Member and any Person who becomes a Member hereafter with respect to the matters described herein and supersedes any prior agreement or understanding among them with respect to such subject matter.

Section 9.14   Rule of Construction. The general rule of construction for interpreting a contract, which provides that the provisions of a contract should be construed against the party preparing the contract, is waived by the parties hereto. Each party acknowledges that such party was represented by separate legal counsel in this matter who participated in the preparation of this Agreement or such party had the opportunity to retain counsel to participate in the preparation of this Agreement but elected not to do so.

Section 9.15   Authority. Whenever in this Agreement or elsewhere it is provided that consent is required of, or a demand shall be made by, or an act or thing shall be done by or at the direction of, the Company, or whenever any words of like import are used, all such consents, demands, acts and things are to be made, given or done by the consent of the Company Manager or Person acting under the authority of the Company Manager, unless a contrary intention is expressly indicated.

Section 9.16   Governing Law. This Agreement, and any and all claims, proceedings or causes of action relating to this Agreement or arising from this Agreement or the transactions contemplated herein, including, without limitation, tort claims, statutory claims and contract claims, shall be interpreted, construed, governed and enforced under and solely in accordance with the substantive and procedural laws of the State of Delaware, in each case as in effect from time to time and as the same may be amended from time to time, and as applied to agreements performed wholly within the State of Delaware.

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Section 9.17   Choice of Forum for Disputes. Unless the Company Manager consents in writing to the selection of an alternative forum, the federal district courts of the United States of America and the courts of the State of Delaware, in each case located in the State of Delaware (the "Selected Courts"), shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or any dispute or claim related to this Agreement, the Company or any Series. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company or any Series shall be deemed to have notice of and consented to the provisions of this Agreement. By execution or joinder to this Agreement, each party to this Agreement irrevocably submits to and accepts, with respect to any such action or proceeding, generally and unconditionally, the jurisdiction of the Selected Courts, and irrevocably waives any and all rights such party may now or hereafter have to object to such jurisdiction, whether based on *forum non conveniens* or other basis.

Section 9.18   Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR RELATED TO THE OPERATIONS OF THE COMPANY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR RELATED TO THE OPERATIONS OF THE COMPANY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY TO THIS AGREEMENT HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY TO THIS AGREEMENT WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY TO THIS AGREEMENT HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY TO THIS AGREEMENT MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY TO THIS AGREEMENT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.18.

Section 9.19   Attorneys' Fees. In the event that any Party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the prevailing Party shall be reimbursed by the losing Party for all costs, including reasonable attorney's fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

Section 9.20   No Consequential or Punitive Damages. IN NO EVENT WILL ANY PARTY BE LIABLE TO ANY OTHER PARTY UNDER OR IN CONNECTION WITH THIS AGREEMENT OR IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREIN FOR SPECIAL, GENERAL, INDIRECT, CONSEQUENTIAL, OR PUNITIVE OR EXEMPLARY DAMAGES, INCLUDING DAMAGES FOR LOST PROFITS OR LOST OPPORTUNITY, EVEN IF THE PARTY SOUGHT TO BE HELD LIABLE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE.

Section 9.21   Expenses. Unless otherwise contemplated or stipulated by this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 9.22   Specific Performance. Each party to this Agreement agrees that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that each party to this Agreement shall be entitled to seek specific performance of the terms hereof in addition to any other remedy at law or in equity.

Section 9.23   Facsimile Signatures. The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Company or any Series on certificates representing Units of any Series or Income Rights of any Series is expressly permitted by this Agreement.

Section 9.24   Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signatures appear on following page]

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IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first written above.

Musicow Asset US, LLC
Sole Member

Signed by:
Paul Baik
By: AFCD0B9639104A8...
Name: Paul Baik
Title: Manager

Members:

All members now and hereafter admitted as Members of the Company, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the Company or without execution hereof or thereof by purchasing or otherwise lawfully acquiring any Unit, pursuant to Section 9.03.

Agreed and accepted:

Musicow Asset US, LLC, as the Company Manager

Signed by:
Paul Baik
By: AFCD0B9639104A8...
Name: Paul Baik
Title: Manager

Form of Counterpart Signature Page

The undersigned hereby accepts, and becomes a party to, the Limited Liability Company Agreement (the "Agreement") of Musicow US Vol. 1 LLC, a Delaware limited liability company (the "Company"), in connection with the acquisition of Additional Class Units (as defined in the Agreement) of the Company with respect to a certain Series (as defined in the Agreement), and by its signature below signifies its agreement to be bound by the terms and conditions of the Agreement.

Member Name: _____

By: _____

Name: _____

Title: _____

Name of Series: _____

Number of Additional Class Units: _____

Agreed and Accepted:

Musicow US Vol. 1 LLC

By: Musicow Asset US, LLC, as the Company Manager

By:_____
Name: Paul Baik
Title: Manager

Exhibit A

Series, Members, Capital Contributions, Units

Series Name: Musicow US Vol. 1 LLC – Series 001 – Mr. Know It All				
Member Name	Address	Capital Contribution	Number of Class A Units	Additional Class Units
Musicow Asset US, LLC	345 N Maple Dr, Ste. 210, Beverly Hills, CA 90210	$100	1	None Authorized

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Form of Certificate of Registered Series

Certificate of Registered Series of Musicow US Vol. 1 LLC – Series [____] – [_____]

       In accordance with the Limited Liability Company Agreement of Musicow US Vol. 1 LLC, a Delaware series limited liability company (the "Company"), dated February 25, 2025 (the "Agreement"), upon the execution of this Certificate of Registered Series by the undersigned manager of the Company, Musicow US Vol. 1 LLC – Series [_____] – [_____] shall be formed as a registered series of the Company pursuant to this Certificate of Registered Series, which shall be attached to, and deemed incorporated in its entirety into, the Agreement. References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the Effective Date of Establishment set forth below.

Name of Series	Musicow US Vol. 1 LLC – Series [___] – [_____]
Effective Date of Establishment	[_____].
Series Property	The Series Assets. For purposes of the Series, "Series Assets" refers to the contractual rights to receive royalties, fees, and other income streams related to or derived from the musical composition pursuant to certain royalty sharing agreements entered into by the Series, or otherwise assigned to the Series, or royalties, fees, and other income stream otherwise derived from the following musical composition: [_____] by [_____].
Initial Units of the Series	One Class A Unit
Additional Class Units	None
Additional Provisions	[_____]

Agreed and executed as of the Effective Date of Establishment as set forth above by the Company Manager:

       Musicow US Vol. 1 LLC
       By: Musicow Asset US, LLC, as the Company Manager

       By: _____
       Name: Paul Baik
       Title: Manager

Exhibit C

Certificate of Registered Series of Musicow US Vol. 1 LLC – Series 00001 – Mr. Know it All

In accordance with the Limited Liability Company Agreement of Musicow US Vol. 1 LLC, a Delaware series limited liability company (the "Company"), dated February 25, 2025 (the "Agreement"), upon the execution of this Certificate of Registered Series by the undersigned manager of the Company, Musicow US Vol. 1 LLC – Series 00001 – Mr. Know it All shall be formed as a registered series of the Company pursuant to this Certificate of Registered Series, which shall be attached to, and deemed incorporated in its entirety into, the Agreement. References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the Effective Date of Establishment set forth below.

Name of Series	Musicow US Vol. 1 LLC – Series 00001 – Mr. Know it All
Effective Date of Establishment	February 26, 2025.
Series Property	The Series Assets. For purposes of the Series, "Series Assets" refers to the contractual rights to receive royalties, fees, and other income streams related to or derived from the musical composition pursuant to certain royalty sharing agreements entered into by the Series, or otherwise assigned to the Series, or royalties, fees, and other income stream otherwise derived from the following musical composition: Mr. Know It All by Kelly Clarkson.
Initial Units of the Series	One Class A Unit
Additional Class Units	None
Additional Provisions	None

Agreed and executed as of the Effective Date of Establishment as set forth above by the Company Manager:

Musicow US Vol. 1 LLC

By: Musicow Asset US, LLC, as the Company Manager

By: _____
Name: Paul Baik
Title: Manager

EXHIBIT G

Royalty Assignment Agreement

ROYALTY ASSIGNMENT AGREEMENT

ROYALTY ASSIGNMENT AGREEMENT (the "**Agreement**") made this 5th day of June, 2026 (the **"Effective Date"**), by and between Musicow IP US, LLC, a Delaware limited liability company, with offices at 345 North Maple Drive, Suite 210, Beverly Hills, California 90210 ("**Musicow IP"**), Musicow US Vol. I, LLC, a Delaware series limited liability company, with offices at 345 North Maple Drive, Suite 210, Beverly Hills, California 90210 ("**Musicow US Vol. I**"), and Musicow Asset US, LLC, a Delaware limited liability company, with offices at 345 North Maple Drive, Suite 210, Beverly Hills, California 90210 ("**Musicow Asset**") (each, a Party and collectively, the "**Parties**").

RECITALS

Each of the Parties is affiliated with the other Parties hereto.

Musicow IP owns an interest in and to the copyrights (the "**Copyrights**") to the master recordings as shall be listed from time to time on Exhibit A appended hereto and made a part hereof (the "**Works**").   Musicow IP wishes to engage Musicow US Vol. 1 and Musicow Asset in monetizing Musicow IP's interest in the royalty revenue stream attributable to the Works (the "**Royalty Stream**"). The Royalty Stream, for the purposes of this Agreement, shall mean, with respect to any Works without limitation, any streaming, synchronization, and performance income from SoundExchange or any and all neighboring rights income. An undivided one hundred percent (100%) of Musicow IP's entire right, title and interest and control throughout the Universe in and to the Works, the sole and exclusive right to collect an undivided one hundred percent (100%) of the income from the Works and any and all other monies payable anywhere in the Universe in connection with the Works regardless of when such monies is earned or due including from any agreement with third party royalty payors, distributors, (collectively, "**Disclosed Agreements**") or other agreements, including the sole and exclusive right to exercise any and all of Musicow IP's approval and/or audit rights thereunder; subject to the Disclosed Agreements, an undivided one hundred percent (100%) of Musicow IP's right, title and Interest in and to the Works.

To that end, Musicow IP is willing to: (i) assign the Royalty Stream for the Works to Musicow US Vol. I; (ii) agree that Musicow US Vol. I may engage Musicow Asset to assist Musicow US Vol. I to fractionalize the Royalty Stream into fractional interests (the "**Royalty Shares**") and sell such Royalty Shares to prospective investors ("**Investors**") in connection with an offering (the "**Offering**") conducted under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder ("**Reg CF**"), for which Musicow Asset provides technical and administrative services; and (iii) agree that Musicow US Vol. I enters into an agreement with OpenDeal Portal LLC d/b/a Republic ("**Registered Intermediary**") to act as the funding portal in the Offering. The Offering will be made pursuant to the Form C, as the same may be amended from time to time ("**Form C**"), filed by Musicow US Vol. I with the Securities and Exchange Commission (the "**SEC**"). The Form C will also be available on the web-platform of the Registered Intermediary at https://republic.com/musicow (the "**Republic Platform**"). The Registered Intermediary is registered with the SEC as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority.

Musicow Asset is willing to perform a valuation of the Royalty Stream and may engage a third-party music valuation expert to conduct an independent evaluation of the Royalty Stream

to determine an offering price for the Royalty Shares. The Parties intend that the Royalty Shares will be sold to Investors at a thirty percent premium over the valuation price agreed upon by Musicow Asset and Musicow IP, which premium, less specified expenses, shall be deducted prior to the thirty percent premium being delivered to Musicow IP by Musicow US Vol. I, all as provided below.

The Parties are each willing to make commitments of time and funds to promote the sale of the Royalty Shares and the Works.

For good and valuable consideration, the receipt of which is hereby acknowledged, the Parties hereby agree as follows.

1.   AGREEMENT OF THE PARTIES WITH RESPECT TO FRACTIONAL RIGHTS.

1.1   Musicow IP hereby agrees (i) to assign to Musicow US Vol I all of the Royalty Stream, less a 10% administration fee. Musicow IP understands and agrees that Musicow US Vol. I, with the assistance of Musicow Asset, will fractionalize the Royalty Stream and arrange for the resulting Royalty Shares to be sold to the public on the Republic Platform.

1.2   Musicow Asset shall perform a valuation of the Royalty Stream and may, but is not required to, arrange for a third-party music valuation expert to perform an independent valuation of the Royalty Stream pursuant to the terms and conditions set forth in Section 4 hereof.

1.3   For the avoidance of doubt, Musicow US Vol. I agrees that Musicow IP will have the right to collect and receive all income, royalties and other monies attributable to the Royalty Shares ("**Income**") less a 10% Administration Fee paid to Musicow IP. When the Royalty Shares are purchased by the Investors, Musicow IP, will, administer and distribute the Income to Musicow US Vol. I on a quarterly basis, no later than 45 days following the end of the preceding calendar quarter, after which Musicow US Vol. I. will administer and distribute such Income to the Investors.

2.   MUSICOW IP'S REPRESENTATIONS, WARRANTIES AND COVENANTS WITH RESPECT TO THE WORKS.

2.1   Exhibit A annexed hereto and incorporated herein by reference thereto correctly and completely sets forth, with respect to the Copyrights, the Royalty Stream and the Royalty Shares subject to this Agreement, (i) the full title of each Work included in the Copyrights producing the Royalty Stream subject to this Agreement, (ii) Musicow IP's existing percentage ownership of each such Copyright and (iii) the Royalty Stream with respect to which Musicow US Vol. I and Musicow Asset are being granted certain rights and undertaking certain obligations pursuant to the terms of this Agreement.

2.2   After reasonable due diligence performed by Musicow IP, Musicow IP makes the following representations and warranties to Musicow US Vol. I; provided, however, that there can be no guaranty, despite Musicow IP's reasonable due diligence, that Musicow IP's representations and warranties to Musicow US Vol. I are accurate or complete when made and/or on a continuing basis.

2.2.1   Musicow IP is the sole and exclusive owner of all right, title and interest in and to the Copyright for each and every Work, and has the right to collect all revenues related

to the Royalty Stream produced by the Copyrights expressly including, without limitation, administration rights, and all other rights of whatsoever kind or nature therein and thereto, whether now or hereafter known, and all claims and demands accrued or to accrue with respect thereto, and the copyrights and renewal, extended and reversionary terms of copyright therein and thereto, and all rights to secure renewals, extensions and reversions of copyright, throughout the universe, all as set forth in and except only to the extent (if at all) expressly limited by Exhibit A. Musicow IP has good and marketable title to the Copyrights related to the Royalty Stream with respect to each and every Work and no interest in the Copyrights owned by Musicow IP or the related Royalty Stream with respect to any of the Works has been assigned, pledged, diluted or otherwise transferred or encumbered, nor has any security interest, lien, mortgage or other encumbrance been granted therein by or on behalf of Musicow IP, to secure indebtedness or otherwise. Other than as may be expressly contained in the Exhibits attached hereto, no other person or entity has or shall have any right, title or interest in or to the Master Copyrights) or the related Royalty Streams that is inconsistent with any right Musicow IP is hereby granting to Musicow US Vol. I, and/or Musicow Asset, and Musicow IP has not heretofore done or permitted to be done, and shall not hereafter do or permit to be done, any act or thing that is or may be inconsistent with Musicow US Vol. I's and/or Musicow Asset's sole and exclusive rights and obligations with respect to the Copyrights or the Related Royalty Streams or that shall impair, curtail, dilute or derogate from any right granted to Musicow US Vol. I and/or Musicow Asset by this Agreement.

       2.2.2   Within the time and in the manner prescribed by law, all federal, state and local tax returns required by law related to Musicow IP or the Copyrights have been properly and timely filed with respect to Musicow IP's ownership, and all taxes, assessments and penalties due and payable with respect to the Works have been fully and timely paid. There is no present dispute as to any tax of any kind or nature payable with respect to Musicow IP, the Works and/or the Copyrights. All federal, state, local and foreign taxes accrued or owing up to and including the Effective Date (as defined in Section 4 below), arising out of or in connection with the Royalty Stream, if required by applicable law, have been or shall be fully and timely paid or caused to be fully and timely paid by Musicow IP, and Musicow IP.

       2.2.3   No adverse claim of any nature, kind or description currently exists and no suit, action, arbitration or legal, administrative or other proceeding, or governmental investigation is currently pending, threatened or anticipated with respect to any portion of the Copyrights, the Royalty Streams,the Works, or any of them.

       2.2.4   Each and every Work is original and does not infringe upon any other work or any right of any kind or nature of any third party, including any intellectual property right (*i.e.*, copyrights or trademark rights).

       2.2.5   There is no defect in title with respect to Musicow IP's ownership of the Copyright and/or Royalty Stream related to any Work, including that (i) the Works do not contain any uncleared samples, (ii) all required producer agreements, side artist agreements and sample agreements related to the Works have been executed, and (iii) there are no liens or encumbrances, including unrecouped balances due to any record distribution company or other third party, in connection with the production, marketing or distribution of the Works. There is no judgment, order, writ, injunction, award or decree of any court, arbitrator, governmental agency or instrumentality that would prevent, condition or delay execution or performance of this Agreement or any of the transactions contemplated hereby.

2.2.6   The execution and performance of this Agreement is not prohibited by and shall not violate or constitute a breach of any contract, agreement, indenture or other document to which Musicow IP is a party or that is binding upon Musicow IP, or any warranty, representation or covenant contained therein, and, to Musicow IP's knowledge, shall not violate any foreign, federal, state or local law, rule or regulation.

2.2.7   No action has been or shall in the future be taken, permitted, facilitated or publicly endorsed by Musicow IP, any agent or representative of Musicow IP or by any third-party on behalf of Musicow IP that would tend to undermine, challenge, contest, tarnish or impair the validity of the Copyrights in any of the Works under the U.S. Copyright Act of 1976, as amended, 17 U.S.C. §§ 101 et seq., regulations promulgated pursuant thereto, or any other statutory or common law pertaining to copyright, the Royalty Stream, or the reputation of any Work. No action within the reasonable control of Musicow IP, any agent or representative of Musicow IP or by any third party on behalf of Musicow IP, has failed to be taken to reasonably protect the reputation of any Work and the validity of any Copyrights in any of the Works under statutory or common law of the United States or any other jurisdiction.

2.2.8   Musicow IP's membership agreement(s) with SoundExchange, and any other third party that collects neighboring rights royalties for Musicow IP, if any, were made in the ordinary course of business and contain only the usual terms and conditions and fall within parameters considered normal and customary within the music industry. By way of illustration of the aforesaid, but not by way of limitation, no such agreement or arrangement is less favorable to Musicow IP than a standard arrangement with SoundExchange and any third party that collects neighboring rights royalties. Musicow IP, is not bound by any exclusive agreement, understanding or arrangement concerning the administration, publication, recording, distribution or other exploitation of any of the Works in any country of the universe, including, without limitation, the United States that will affect the right of Musicow US Vol. I to collect the earnings from the Royalty Streams. Musicow IP agrees to do all acts and things to allow Musicow US Vol. I to collect all earnings from the Royalty Streams, including but not limited to performance and neighboring rights royalties.

2.2.9   Musicow IP has not lost, whether by termination or amendment of any contract relating thereto or by expiration or non-renewal of any copyright therein, or disposed of any interest in any portion of the Copyright. The Copyright in each and every Work owned by Musicow IP is owned by Musicow IP for the full period of each such Copyright, including any and all extensions, renewals and/or reversionary periods in all countries.

2.2.10   Musicow IP does not have any debt, liability or obligation of any kind or nature whatsoever, whether accrued, absolute, contingent or otherwise, and whether due or to become due, with respect to or affecting any portion of the Copyright in any of the Works or any Royalty Stream related thereto. The Copyright in and Royalty Stream related to each and every Work is free and clear of any and all liens, charges, mortgages, pledges, claims, encumbrances, obligations and liabilities of any kind or nature whatsoever, whether accrued, absolute, contingent or otherwise. There is no agreement pursuant to which any portion of the Copyrights and/or the related Royalty Streams secures any loan or indebtedness of Musicow IP or any third party. Musicow IP hereby further warrants that there is no agreement, and Musicow IP shall not enter into any, agreement or commitment (including without limitation, any cross-collateralization or security agreement) that shall interfere with or encumber any portion of the Copyrights and/or the Royalty Streams. Musicow IP shall take any and all action, at Musicow

4

IP's own expense, that Musicow Asset and/or Musicow US Vol. I deems reasonably necessary or desirable to properly satisfy the warranties contained in this subsection and those contained throughout this Agreement.

2.2.11   Musicow IP has complied with all, and is not in violation of any, applicable foreign,federal, state and local statutes, laws and regulations affecting or relating to ownership or exploitation of the Copyrights and/or the related Royalty Streams.

2.2.12   No person or entity holds a power of attorney on behalf of Musicow IP affecting, directly or indirectly, all or any portion of the Copyrights and/or the Royalty Streams.

2.2.13   As of the Effective Date, Musicow IP shall have no outstanding, unrecouped and unearned third-party advance that Musicow IP has received in respect of any of the Works covered by the Copyrights. In the event that there is any such outstanding, unrecouped and/or unearned third-party advance, the aggregate amount of such outstanding, unrecouped and/or unearned third-party advance(s) shall be,in addition to Musicow US Vol. 1's and Musicow Asset's other rights, paid by Musicow IP promptly upon the demand therefor by Musicow US Vol. 1 and/or Musicow Asset. Musicow IP hereby warrants and represents that as of the execution of this Agreement, there is no such outstanding, unrecouped and/or unearned advance.

3.   MUSICOW IP'S GENERAL REPRESENTATIONS AND WARRANTIES

3.1   This agreement has been duly executed and delivered by Musicow IP. Musicow is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing in each jurisdiction where the ownership or operation of its assets or conduct of its business requires such qualification.

3.2   Musicow IP has all necessary right, power, legal capacity and authority to execute and deliver this Agreement and any and all other documents and instruments contemplated hereby and to perform and comply with all of the terms, conditions and obligations hereunder and thereunder and the transactions contemplated hereby and thereby. No approval or consent of any person, firm or corporation other than Musicow IP is or shall be necessary in connection therewith. This Agreement and each document or instrument contemplated hereby is legal, valid and binding upon Musicow IP and is and shall be enforceable in accordance with its terms.

3.3   All conditions required of Musicow IP under this Agreement to be able to fulfill its obligations under this Agreement have been satisfied, including, without limitation, the obtaining of each and every consent, approval or waiver (if any), the giving of each and every notice (if any), the making of each and every filing (if any) and the satisfaction of each and every payment or claim (if any) of any third party. No third party has or shall have any right of approval, right of first negotiation, right to match an offer or right of first refusal with respect to this transaction. There is no so-called "key man" clause in any agreement relating to any portion of the Copyrights and/or the Royalty Streams. No current or prior employee or associate of Musicow IP has any actual or potential claim against Musicow IP, Musicow US Vol. I, Musicow Asset, the Royalty Stream and/or any of the Copyrights that shall in any way impair, lessen or interfere with

5

any of the rights, interests or benefits of Musicow Asset and/or Musicow US Vol. I hereunder.

3.4   None of the representations and warranties made by Musicow IP or made in any exhibit, certificate, memorandum, document or instrument furnished or to be furnished by Musicow IP or on Musicow IP's behalf, contains or shall contain any untrue statement of a material fact, or omits or shall omit any fact, the omission of which would be materially misleading.

3.5   As of the Effective Date, Musicow IP is able to meet all of Musicow IP's liabilities as they mature, is not insolvent, and has no intention to file, and has no notice of any intention or threat on the part of any third party to file against Musicow IP or on Musicow IP's behalf, any petition initiating any proceeding under the Federal Bankruptcy Act, 11 U.S.C. §§ 101 et seq. (2022), or the insolvency laws of any state.

Musicow IP has complied with all, and is not in violation of any, applicable federal, state and local statutes, laws and regulations affecting (i) its properties and/or the operation of its business or (ii) the Collective Interest.

4.   <u>VALUATION OF THE INTERESTS</u>.

4.1   Musicow Asset shall, at its sole expense, perform a valuation of the Royalty Streams to be fractionalized and sold in the Offering.

4.2   Thereafter, Musicow Asset may, but is not required to, engage a third-party music valuation expert to perform a valuation of the Royalty Streams evaluated by Musicow Asset, the expense of such third-party evaluation to be borne solely by Musicow Asset.

4.3   Following the completion of the valuations referred to in subsections 4.1 and 4.2 above, and in the event the valuations differ, the greater valuation shall prevail.

4.4   The valuation shall then be presented to Musicow IP, which may accept or reject the valuation. If the valuation is accepted, it shall be the designated fair market value of the Royalty Streams (the "**Fair Market Value**"). If the valuation is rejected, and Musicow IP and Musicow Asset cannot agree on an evaluation, this Agreement shall terminate pursuant to the terms of Section 8 hereof.

5.   [**THE REG CF OFFERING AND SALE OF THE ROYALTY SHARES**.

5.1   Musicow US Vol. I shall use its best efforts to enter into an agreement with a Registered Intermediary to act as the funding portal in connection with the offer and sale of the Royalty Shares on behalf of Musicow US Vol. I to the public in an Offering conducted pursuant to Reg CF on the terms and conditions set forth in this Section 5.

5.2   If Musicow US Vol. I is unable to negotiate such an agreement, this Agreement shall terminate pursuant to the terms and conditions set forth in Section 8 hereof.

5.3   To the extent any of the Royalty Shares being offered for sale are not sold by the Offering Deadline (as such term is defined in the Form C), Musicow US Vol. I shall transfer the unsold Royalty Shares to Musicow IP; provided, however, in the alternative, Musicow US Vol. I

may retain such Royalty Shares, paying Musicow IP the Income received on the Royalty Shares so retained during and with respect to the Royalty Share retention period, reoffer the Royalty Shares at any time during the Offering period. Provided that Musicow IP is not in breach of any of Musicow IP's representations, warranties, obligations, covenants or agreements contained in this Agreement, and in reliance upon the warranties, representations, obligations, covenants and agreements contained herein, Musicow US Vol. I agrees to pay to Musicow IP the Fair Market Value plus twenty five percent (25%) of the net amounts ("**Net Proceeds**") received by Musicow US Vol. I as partial consideration for the assignment by Musicow IP of the Royalty Streams. Net Proceeds shall be calculated by deducting from the aggregate gross proceeds of the Offering in excess of the Fair Market Value (which will equal a premium of up to thirty percent (30%) over the Fair Market Value) the following: (i) Musicow Asset's fee for general and administrative services rendered to Musicow US Vol. 1 in connection with the Offering (including, but not limited to, identifying and negotiating agreements with Registered Intermediary, and other vendors, performing the valuation for determining the Fair Market Value, and providing promotional and other services in connection with the operation of the Republic Platform but excluding any sales or other brokerage activities), such fee to equal five percent (5%) of the Fair Market Value; and (ii) the Registered Intermediary's commission and fees with respect to the Offering.

6. **INTENTIONALLY DELETED**

7. INDEMNITY. Without in any way limiting any of Musicow Asset's and/or Musicow US Vol. I's rights set forth in this Agreement, Musicow IP shall indemnify, defend and hold Musicow Asset and Musicow US Vol. I and their respective officers, directors, managing members, employees, representatives, agents, subsidiaries and affiliates (collectively, the "**Indemnified Parties**"), harmless from, against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, settlements, recoveries, harms and deficiencies (individually, each of the foregoing may be referenced as a "**Claim**" and collectively, all of the foregoing may hereafter be referenced as "**Claims**"), including, without limitation, interest, penalties and attorneys' and other expert fees and court costs (whether or not any legal action is actually commenced), that any Indemnified Parties may incur or suffer, and that arise, result from or in any manner relate to any breach of, or failure by Musicow IP to perform, any of Musicow IP's representations, warranties, covenants, agreements or obligations in this Agreement or in any agreement, certificate, exhibit or other instrument furnished or to be furnished by Musicow IP, or any of Musicow IP's agents, and/or any Claim or assertion that is inconsistent with any of Musicow IP's representations, warranties, covenants, agreements or obligations in this Agreement or in any agreement, certificate, exhibit and/or other instrument furnished or to be furnished by Musicow IP or any of Musicow IP's agents, which right shall be in addition to the Indemnified Parties other rights and remedies under this Agreement. The Indemnified Parties, or any of them, shall promptly notify Musicow IP in writing of any Claim or actual or alleged breach of this Agreement. When invoking this indemnity provision, the Indemnified Parties may either retain control of the defense against the Claims, or permit Musicow IP to control the defense against the Claims subject to approval by the Indemnified Parties of Musicow IP's legal counsel, which approval shall not be unreasonably withheld, conditioned or delayed. If relinquishing control of the defense against Claims to Musicow IP, the Indemnified Parties may nevertheless participate in the defense of any Claim at their sole expense with the Indemnified Parties' separate counsel. Notwithstanding any of the foregoing indemnity terms, Musicow IP shall not settle or plead nolo contendere to any Claim which may tarnish the reputation of the Indemnified Parties or diminish the value of any of the Copyrights or the Works without prior written approval of the Indemnified Parties.

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8.   TERMINATION OF AGREEMENT.

8.1   This Agreement may only be terminated for cause and shall remain in effect until the earlier to occur of:

8.1.1   The expiration of all of the Copyrights, and any renewals and extensions and reversions thereof, in all jurisdictions anywhere in the universe;

8.1.2   The occurrence of a breach of a Party's representations, warranties and covenants set forth herein. The foregoing notwithstanding, no such breach shall result in the termination of this Agreement unless and until written notice of breach shall be served on the breaching Party by a non-breaching Party and the breaching Party shall have failed to cure such breach within thirty (30) days after the breaching Party's receipt of such notice, or if such breach cannot reasonably be cured by the breaching Party within such thirty (30) day period, the breaching Party shall have failed to commence to cure such breach within such thirty (30) day period and continue to so cure with reasonable diligence (provided that the period to cure a breach relating to any payment due hereunder shall be fifteen (15) business days after the breaching Party's receipt of such notice of breach from a non-breaching Party). Musicow IP hereby waives the right to rescind this Agreement as a result of Musicow US Vol. I's or Musicow Asset's breach, whether actual or threatened, of the terms and conditions of this Agreement, and Musicow IP acknowledges that Musicow IP shall be limited to the recovery of money damages alone in any action to enforce the terms of this Agreement; and/or

8.1.3   The failure of the Offering to commence within one year of the Effective Date.

8.2   In the event of the termination of this Agreement for cause due to a breach by Musicow IP that is not cured within the applicable cure period set forth in subsection 8.1. 2 above, Musicow IP's right to payments hereunder shall cease as of the date of termination; provided, however, that Musicow IP shall be entitled to receive payments accrued but unpaid through the date of termination.

8.3   All representations, warranties, covenants and other agreements, and all indemnities with respect thereto, made by Musicow IP under this Agreement or pursuant hereto shall survive the termination of this Agreement and shall remain in full force and effect in perpetuity.

9.   INTENTIONALLY DELETED.

10.   ENFORCEMENT OF COPYRIGHT AND THIRD-PARTY INFRINGEMENT CLAIMS.

10.1   Notice of Infringement or Third-Party Claims. If (a) any Party believes that any of the Works is being infringed or misappropriated by a third party, or (b) if a third party alleges that any copyright in the Works is invalid or unenforceable or claims that the Works or any part thereof, or its use, development, or sale infringes such third party's intellectual property rights, the party possessing such belief or awareness of such claims shall promptly provide written notice to the other Parties and provide reasonable details of such infringement or claim, as applicable, that are known.

10.2   Right to Bring Action or Defend.

10.2.1 Musicow IP has the sole right and discretion to prevent or abate any actual or threatened misappropriation or infringement and attempt to resolve any claims relating to copyright, including the Copyrights, in Works, including by (a) prosecuting or defending any opposition, derivation, interference, declaratory judgment, federal district court, federal government body (including without limitation, U.S. Copyright Office, U.S. Department of Justice or U.S. Customs and Border Protection) or other proceeding of any kind, and (b) taking any other lawful action that Musicow IP, in its sole discretion, believes is reasonably necessary, to protect, enforce or defend any copyright. Musicow IP has the right to prosecute or defend any such proceeding in Musicow IP's own name or, if required by applicable law or otherwise necessary or desirable for such purposes, in the name of Musicow US Vol. I or Musicow Asset and may join the same as a party if a court of competent jurisdiction determines them to be an indispensable party to such proceeding. Musicow IP shall bear its own costs and expenses in all such proceedings and have the right to control the conduct thereof and be represented by counsel of its own choice therein.

10.2.2 If Musicow IP brings or defends any such proceeding, Musicow Asset and/or Musicow US Vol. I shall cooperate with Musicow IP in the conduct thereof, including having its respective employees testify when requested and make available for discovery or trial exhibit relevant records, papers, information, samples, specimens, and the like, subject to Musicow IP's cost, or if agreed by Musicow Asset and/or Musicow US Vol. I under the circumstances, reimbursement of any out-of-pocket expenses incurred, on an on-going basis by Musicow Asset and/or Musicow US Vol. I in providing Musicow IP such assistance.

10.3   No Obligation to Sue. Musicow IP shall have no obligation to bring any suit, action or other proceeding against any alleged infringer of any of the Works unless the alleged infringer's sales of products purportedly covered by the relevant Musicow IP copyright, if licensed, would generate royalties of at least 50,000 US Dollars per quarter.

10.4   Recovery and Settlement. If Musicow IP undertakes the enforcement or defense of any copyright covering the Works:

10.4.1 Any recovery, damages or settlement derived from such suit, action or other proceeding shall be applied first in satisfaction of any unreimbursed expenses and legal fees of Musicow IP, with sixty percent (60%) of the balance retained by Musicow IP and any remainder provided to Musicow Asset and/or Musicow US Vol. I, as the case may be; and

10.4.2 Musicow IP may settle any such suit, action or other proceeding, whether by consent order, settlement or other voluntary final disposition, without the prior written approval of Musicow Asset and/or Musicow US Vol. I, provided that Musicow IP shall not settle any such suit, action or other proceeding in a manner that adversely affects the rights of Musicow Asset and/or Musicow US Vol. I without such entity's(ies') prior written consent.

11.   NOTICES. Any notice, request, demand, instruction, payment and other communication given under or in connection with this Agreement shall be in writing and shall be delivered by hand or sent by United States first class registered or certified mail, return receipt requested, postage prepaid, and addressed as follows:

If to Musicow IP, to Musicow IP at the address for Musicow IP first set forth on page 1

above.

With a copy sent to:

_____
_____
_____

If to Musicow Asset, to the attention of Musicow Asset's Managing Member at the address for Musicow Asset first set forth on page 1 above,

With a copy sent to:

_____
_____
_____

If to Musicow US Vol. 1, to the attention of Musicow US Vol. 1's Managing Member at the address for Musicow US Vol. 1 first set forth on page 1 above,

With a copy sent to:

_____
_____
_____

Any Party, by a notice given in the foregoing manner, may change its address for purposes of any subsequent notice. Notices shall be deemed to have been duly given when delivered by hand as specified aboveor five (5) days after being mailed in the United States by first class registered or certified mail as specified above, except for notices of a change of address, which shall be deemed duly given on the date of receipt.

12.   BINDING UPON SUCCESSORS; ASSIGNMENTS. This Agreement shall be binding upon and shall inure to the benefit of the successors, assigns, heirs, executors and legal representatives of the Parties hereto. This Agreement may not be assigned by any Party without the prior written consent of the other Parties hereto; provided that Musicow Asset and Musicow US Vol. I may assign this Agreement to an entity controlling, controlled by, or under common control with such entity.

13.   EXPENSES. Except as otherwise provided herein, each of the Parties hereto shall pay such Party's own costs and expenses incurred or to be incurred by such Party in negotiating and preparing this Agreement and carrying out the transactions and fulfilling its respective obligations contemplated hereby.

14.   ENTIRE AGREEMENT; MODIFICATION; WAIVER. This Agreement, including, without limitation, all Exhibits hereto, constitutes the entire agreement among the Parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, representations and understandings of the Parties, whether oral or written. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all of the Parties.

No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the Party making such waiver.

15.   APPLICABLE LAW. This Agreement shall be interpreted, construed and enforced in accordance with, and the rights of the Parties shall be governed by, the laws of the United States of America and the laws of the State of New York applicable to agreements made and to be performed wholly within such State.   Any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement to arbitrate, shall be determined by arbitration in New York County in the State of New York before three arbitrators. Regardless of the outcome of the arbitration, and notwithstanding any JAMS rule to the contrary, each side shall bear an equal share of the costs of the arbitration imposed by JAMS. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures and, at the election of the side commencing the arbitration, (i) in accordance with the Expedited Procedures in those Rules, or (ii) pursuant to JAMS' Streamlined Arbitration Rules and Procedures. Judgment on the arbitration award may be entered in any court having jurisdiction. This clause shall not preclude either side from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction.

16.   SEVERABILITY. If any provision or portion of this Agreement shall be invalid or unenforceable for any reason, there shall be deemed to be made such minor changes (and only such minor changes) in such provision or portion as is necessary to make such provision or portion valid and enforceable. The invalidity or unenforceability of any provision or portion of this Agreement shall not affect the validity or enforceability of any other provision or portion of this Agreement.

17.   LEGAL ACTION. If any legal action, arbitration or other proceeding of any kindor nature is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default and/or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing Party or Parties shall be entitled to recover reasonable attorneys' fees and other costs incurred in such action or proceeding in addition to any other relief to which such Party or Parties may be entitled.

18.   NO NOTICE OF DEFECT. The fact that Musicow Asset and/or Musicow US Vol. I shall have acquired any information or been furnished with various agreements, licenses, documents and other papers relating to Musicow IP, the Copyrights, the Royalty Streams and/or the Works, or that the foregoing shall have been made available to Musicow Asset and/or Musicow US Vol. I, shall not:

18.1   Constitute notice to Musicow Asset and/or Musicow US Vol. I of any defect in the right of Musicow IP to enter into this Agreement or of Musicow IP to execute any of the agreements or other instruments executed or to be executed pursuant to this Agreement;

18.2   Constitute notice to Musicow Asset and/or Musicow US Vol. I of any incapacity or inability of Musicow IP to make any of the warranties, representations, undertakings, covenants or agreements made by Musicow IP in this Agreement, in any of the Exhibits annexed hereto or in any of the statements, certificates, documents or other instruments submitted or to be

submitted pursuant to this Agreement, except as otherwise set forth in Section 2.2 above; or

18.3 Prevent Musicow Asset and/or Musicow US Vol. I from enforcing any of their respective rights pursuant to this Agreement with respect to any of the foregoing.

19. <u>CONFIDENTIALITY</u>. Neither Musicow IP, Musicow Asset nor Musicow US Vol. I shall make or authorize any statement to the media regarding the subject matter of this Agreement without the other Parties' prior written consent or pursuant to a press release mutually agreed upon by Musicow Asset and Musicow US Vol. I. All Parties hereto shall maintain as strictly confidential the provisions of this Agreement other than (i) to exercise their respective rights hereunder, (ii) for purposes of disclosure to potential Investors in connection with the Reg CF Offering; and/or (iii) and other than with respect to disclosures made for reasonable business purposes to each Party's accountants, financial advisors and/or attorneys or pursuant to law.

20. <u>HEADINGS</u>. The headings of the sections contained in this Agreement aresupplied for convenient reference only and do not form a part hereof or in any way modify, interpret or construe the intention of the parties.

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date set forth above.

FOR MUSICOW US VOL. I, LLC
By: Musicow Asset US, LLC, its Manager

Signed by:
By: Paul Baik
F91B980F97C3421...
Paul Baik, Manager

6/9/2026
Date fully executed

FOR MUSICOW IP US, LLC

Signed by:

By: _Marcus Sanchez_____
458D1FA7F73840E...

Marcus Sanchez, Manager

_6/11/2026_____

Date fully executed

FOR MUSICOW ASSET US, LLC

Signed by:

By: _Paul Baik_____
F91B980F97C3421...

Paul Baik, Manager

_6/9/2026_____

Date fully executed

EXHIBIT A

(The Works Embodied in the Copyrights)

Title of Work	Artist	ISWC/ISRC	Type of Work-Master/Musical Composition	Musicow IP Ownership interest in the Copyright	Royalty Shares: Percentage to be Transferred to Musicow US Vol. I	Copyright Registration Number
Something Special	Khalid, Ahn Hyo-seop, FANDOM	QT3RR2600001	Master	50%	25%	